SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 000-21742

Acergy S.A.

(Translation of registrant’s name into English)

200 Hammersmith Road

London, W6 7DL

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached herewith as Exhibit 99.1 is a press release, dated September 22, 2010, whereby Acergy S.A. (the “Company”) announced the publication of the notice of Extraordinary General Meeting (EGM) and supporting materials, including the prospectus relating to the proposed combination between the Company and Subsea 7 Inc.

The Notice of EGM and supporting materials, including the prospectus can be found on the Company’s website: www.acergy-group.com/public/AcergySubsea7combination

The EGM of shareholders will be held on Tuesday November 9, 2010 at 12:00 p.m. local time at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg. All shareholders of record as of September 21, 2010 will be entitled to vote.

The purpose of the EGM is to consider and approve the Combination with Subsea 7, and to amend the Company’s Articles of Incorporation, with effect from Completion, including increasing the authorised share capital of the Company and changing the name of the Company to “Subsea 7 S.A.”; and to appoint the new Directors of the Company as from Completion.

The notice of the EGM will be distributed to eligible shareholders no later than September 30, 2010. The deadline for submission of votes for holders of American Depositary Shares (ADSs) is Friday October 29, 2010 and for holders of Common Shares Tuesday November 2, 2010.

Attached herewith as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, respectively, are the following materials regarding the EGM:

99.2 Chairman’s letter dated September 21, 2010 inter alia advising of the EGM.

99.3 Notice of the Meeting on November 9, 2010.

99.4 Letter from DnB NOR Bank ASA to Shareholders of the Company regarding voting using the proxy card attached thereto.

99.5 Blank form of Proxy Card for holders of Common Shares of the Company.

99.6 Depositary’s Notice (of Deutsche Bank Trust Company Americas) re the EGM of Acergy S.A.

99.7 Blank form of Proxy Card for holders of American Depositary Shares.

99.8 Prospectus, dated September 21, 2010 relating to the Combination

The EGM materials are being mailed by Deutsche Bank Trust Company Americas to all holders of ADSs (each of which represents one common share of the Company) of record as of September 21, 2010.

Certain statements set forth above and contained in the materials furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions. These forward-looking statements include, but are not limited to, statements as to the date and purpose of the EGM, the date for shareholders to be on the record in order to be entitled to vote, the date of distribution of materials to eligible shareholders, the deadline for submission of votes, the expected completion of the Combination and the timing thereof, the benefits of the proposed Combination, the listing of the shares issued in the Combination, the directors and management of the combined company after the Combination, the name and registered offices of the combined company after the Combination, the expected accounting treatment of the Combination, the business prospects and trading outlook for the Company, Subsea 7 and the combined company, the effect of the Combination on the Company’s and Subsea 7’s indebtedness and guarantees and other matters relating to the completion and effects of the Combination. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: September 22, 2010	By:	/S/ SIMON CROWE
	Name:	Simon Crowe
	Title:	Chief Financial Officer

Exhibit 99.1

Acergy S.A. Announces Extraordinary General Meeting

London, England – September 22, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY) today announced the publication of the notice of Extraordinary General Meeting (EGM) and supporting materials, including the prospectus.

The Notice of EGM and supporting materials, including the prospectus can be found on Acergy’s website: www.acergy-group.com/public/AcergySubsea7combination

The EGM of shareholders will be held on Tuesday November 9, 2010 at 12:00 p.m. local time at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg. All shareholders of record as of September 21, 2010 will be entitled to vote.

The purpose of the EGM is to consider and approve the Combination with Subsea 7, and to amend the Company’s Articles of Incorporation, with effect from Completion, including increasing the authorised share capital of the Company and changing the name of the Company to “Subsea 7 S.A.”; and to appoint the new Directors of the Company as from Completion.

The notice of the EGM will be distributed to eligible shareholders no later than September 30, 2010. The deadline for submission of votes for holders of American Depositary Shares is Friday October 29, 2010 and for holders of Common Shares Tuesday November 2, 2010.

************************************************************************************************************

Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

************************************************************************************************************

Contact:

Karen Menzel

Acergy S.A.

+44 (0)20 8210 5568

karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions. These forward-looking statements include, but are not limited to, statements as to the date of the EGM, the date for shareholders to be on the record in order to be entitled to vote, the purpose of the EGM, the date of distribution of materials to eligible shareholders and the deadline for submission of votes. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.

Exhibit 99.2

Acergy S.A. c/o Acergy M.S. Limited 200 Hammersmith Road, London W6 7DL, United Kingdom T: +44 (0)20 8210 5500 F: +44 (0)20 8210 5501 www.acergy-group.com

September 21, 2010

Dear Shareholder,

Combination of Acergy S.A. and Subsea 7 Inc.:

On June 21, 2010, Acergy announced that its Board of Directors had agreed with the Board of Directors of Subsea 7 Inc. to combine the two companies.

Both Boards believe that the proposed combination of the business of Acergy S.A. with that of Subsea 7 Inc. (the “Combination”) will create a global leader in seabed-to-surface engineering and construction with a presence in all major offshore oil and gas regions and the ability to provide clients a step-change in service offering. Following the Combination, the Combined Group (as defined in the enclosed prospectus) should be better able to meet the growing size and technical complexity of offshore projects, driven by the demand to access ever more remote reserves in increasingly harsh environments, and should be well positioned to take advantage of future growth opportunities in the offshore market globally.

The Boards believe that the Combination represents an excellent strategic fit, with industry fundamentals strongly supporting the logic of combining the two companies. The complementary fit of the different strengths and the enhanced operational capability should allow the Combined Group to deliver enhanced long-term value.

The Combination will lead to the formation of a new group offering a broader spectrum of services to its customers and with the benefit of access to a well diversified fleet. Employing around 12,000 people, the Combined Group will also be able to offer clients a greater breadth of project management, engineering, technical expertise and high-value technologies.

The Combined Group will have a stronger balance sheet and should be better able to deliver efficiencies, including those arising from economies of scale, capital deployment and optimisation of fleet schedules. Acergy and Subsea 7 believe that the Combination will give rise to substantial operating cost and vessel fleet synergies. These synergies are expected to deliver at least $100m per annum within three years of completion.

Registered Office
412F, route d’Esch, L-2086 Luxembourg
Société Anonyme Holding, R.C.S. Luxembourg B 43172

Acergy S.A. and Subsea 7 Inc. have entered into a business combination agreement (the “Combination Agreement”), which is summarised in the enclosed prospectus. Under the terms of the Combination Agreement, Subsea 7 Inc. will, on completion of the Combination, become a wholly owned subsidiary of Acergy S.A. and Acergy S.A. will be renamed ‘Subsea 7 S.A.’.

Assuming that all conditions precedent are either satisfied or waived, Acergy S.A. and Subsea 7 Inc. currently expect that the Combination will become effective following clearance from certain anti-trust authorities, which is expected to be received by the end of 2010 or in the first quarter of 2011. Immediately after the Combination becomes effective and based on the number of shares outstanding in both companies as at August 31, 2010, it is anticipated that former Acergy S.A. shareholders will hold approximately 54% of the Combined Group’s outstanding share capital.

Extraordinary General Meeting:

An Extraordinary General Meeting of Shareholders (the “Meeting”) of Acergy S.A. (the “Company”) will be held on Tuesday November 9, 2010 at 12.00 p.m. (local time) at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg to consider certain resolutions relating to the Combination.

The Resolutions:

The Combination cannot be effected unless, among other requirements, Acergy S.A.’s shareholders pass the resolutions which are to be considered at the Meeting. The resolutions, which are set out in the attached notice convening the Meeting, are as follows:

(1) To approve the Combination with Subsea 7, and accordingly to increase the authorised share capital of the Company to $900m and, conditional upon and with effect from Completion (as defined in the enclosed prospectus), to restate the Company’s Articles of Incorporation, as set out in the prospectus, including changing the name of the Company to “Subsea 7 S.A.”;

(2) To appoint Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Mel Fitzgerald, Mr Dod Fraser, Mr Arild Schultz, Mr Allen L Stevens and Mr Trond Westlie as the Directors of the Company as from Completion. Additionally, to appoint a ninth Director jointly identified by the Chairmen of Acergy S.A. and Subsea 7 Inc. and proposed for appointment at the Extraordinary General Meeting. Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Mel Fitzgerald and such ninth Director to serve for an initial term expiring at the annual general meeting to be held not less than 12 months after Completion, and the initial term of the remaining directors to expire at the then following annual general meeting.

Resolution 1, approving the Combination, the increase in the Company’s authorised share capital, and the restating of the Company’s Articles of Incorporation, requires a quorum of 50% of the outstanding share capital of Acergy S.A. to be present or represented. If this quorum is not achieved, a second Meeting will be convened and held, at which there will be no quorum requirement. Resolution 1 requires the approval of two-thirds of the votes cast at the relevant Meeting. If the Meeting needs to be re-convened for lack of quorum, votes cast at the first Meeting would be carried over to the second Meeting, although shareholders would be able to change their votes if they so wish. At the second Meeting, approval of at least two-thirds of the votes cast at the Meeting will be the only requirement for this resolution to be approved. A copy of the proposed restated Articles of Incorporation, referred to in Resolution 1, showing the recommended changes, is annexed to the enclosed prospectus.

Resolution 2 proposes that a new Board of Directors of the Company be appointed in place of the existing Board as from and subject to Completion. Four of the proposed Directors are currently directors of Acergy S.A. and four are currently Directors of Subsea 7 Inc.

In addition, it is a requirement of the Combination Agreement that, at Completion, there be a ninth Director, who shall be independent. The Chairmen of Acergy S.A. and Subsea 7 Inc. will jointly agree the identity of the ninth Director. At the date of this letter, the identity of the ninth Director is yet to be agreed, and a candidate will be proposed at a later date for appointment at the Meeting or at a further General Meeting of the Company.

Voting Recommendation:

Acergy S.A.’s Board of Directors has reviewed and considered the terms and conditions of the Combination. Based on their review, the Board has determined that the Combination, and the transactions relating to it, are in the best interests of both Acergy S.A. and its shareholders.

Consequently, the Board of Directors of Acergy S.A. unanimously recommends that shareholders vote in favour of both of the resolutions which will be considered at the Meeting. The enclosed prospectus, and the documents incorporated by reference therein, contain information about Acergy and Subsea 7 and certain pro forma information on the Combined Group, as well as the legal requirements for the implementation of the Combination. We encourage you to read the prospectus and these documents carefully before voting, including the section entitled ‘Risk Factors’.

Note that, unless both of the proposed resolutions are approved at the Meeting, and the ninth Director’s appointment is confirmed by a General Meeting, the terms agreed for effecting the Combination will not be fulfilled and the Combination may not proceed. It is therefore important that shareholders vote for both of the resolutions if they are in favour of the Combination.

The Board of Subsea 7 Inc. has also unanimously agreed to recommend the Combination to its shareholders.

Action Required:

Enclosed with this letter, along with the prospectus, are the Notice of Extraordinary General Meeting of Shareholders and the Proxy Card. If you wish your shares to be voted at the Meeting, but do not intend to attend in person, please promptly fill in, sign, date and return the Proxy Card to ensure that it will be received in time. The deadline for submission of votes for holders of American Depositary Shares is Friday October 29, 2010 and for holders of Common Shares Tuesday November 2, 2010.

If you require further information or clarification on the above, please contact Karen Menzel, our Group Manager, Investor Relations at karen.menzel@acergy-group.com.

Your vote is very important. The Company’s Board of Directors recommends that you vote in favour of both of the resolutions to be considered at the Meeting.

Yours sincerely

Sir Peter Mason K.B.E.

Chairman

For and on behalf of the Board of Directors of Acergy S.A.

Exhibit 99.3

Acergy S.A.
c/o Acergy M.S. Limited
200 Hammersmith Road,
London W6 7DL, United Kingdom
T: +44 (0)20 8210 5500 F: +44 (0)20 8210 5501 www.acergy-group.com

NOTICE OF EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS ON NOVEMBER 9, 2010

The Extraordinary General Meeting of Shareholders (the “Meeting”) of Acergy S.A. (the “Company”), a Société Anonyme Holding R.C.S. Luxembourg B 43172 having its Registered Office at 412F, route d’Esch, L-2086 Luxembourg, will be held at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg, on Tuesday November 9, 2010 at 12.00 p.m. (local time) for the following purposes:

(1) To approve the Combination with Subsea 7, and accordingly to increase the authorised share capital of the Company to $900m and, conditional upon and with effect from Completion (as defined in the enclosed prospectus), to restate the Company’s Articles of Incorporation, as set out in the prospectus, including changing the name of the Company to “Subsea 7 S.A.”;

(2) To appoint Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Mel Fitzgerald, Mr Dod Fraser, Mr Arild Schultz, Mr Allen L Stevens and Mr Trond Westlie as the Directors of the Company as from Completion. Additionally, to appoint a ninth Director jointly identified by the Chairmen of Acergy S.A. and Subsea 7 Inc. and proposed for appointment at the Extraordinary General Meeting. Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Mel Fitzgerald and such ninth Director to serve for an initial term expiring at the annual general meeting to be held not less than 12 months after Completion, and the initial term of the remaining directors to expire at the then following annual general meeting.

It is a requirement of the Combination Agreement that, at Completion, there be a ninth Director, who shall be independent. The Chairmen of Acergy S.A. and Subsea 7 Inc. will jointly agree the identity of the ninth Director. At the date of this notice, the identity of the ninth Director is yet to be agreed, and a candidate will be proposed at a later date for appointment at the Meeting or at a further General Meeting of the Company.

Details of the proposed Combination are set out in the prospectus which accompanies this Notice. The full text of the Articles of Incorporation, showing the proposed amendments (including to the Company’s objects), is annexed to the prospectus. The approval of the new Articles of Incorporation includes an authorisation of the Board of

Registered Office
412F, route d’Esch, L-2086 Luxembourg
Société Anonyme Holding, R.C.S. Luxembourg B 43172

Directors to suspend preferential subscription rights of existing shareholders. Biographies of the directors proposed for appointment are also set out in the prospectus.

Unless both of the proposed resolutions are approved and the ninth Director’s appointment confirmed by a General Meeting, the terms agreed for effecting the Combination will not be fulfilled and the Combination may not proceed.

The Meeting shall be conducted in conformity with the voting requirements of Luxembourg Company Law and the Company’s Articles of Incorporation.

The Board of Directors has determined that Shareholders of record at the close of business on Tuesday September 21, 2010 will be entitled to vote at the aforesaid Meeting and any adjournments thereof.

The Company’s Board of Directors recommends that you vote in favour of both of the resolutions to be considered at the Meeting.

Yours sincerely

Sir Peter Mason K.B.E.

Chairman

For and on behalf of the Board of Directors of Acergy S.A.

September 21, 2010

To assure your representation at the Extraordinary General Meeting you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The deadline for submission of votes for holders of American Depositary Shares is Friday October 29, 2010 and for holders of Common Shares Tuesday November 2, 2010. The giving of such proxy will not affect your right to revoke such proxy or vote in person should you later decide to attend the Meeting.

Exhibit 99.4

To Shareholders of Acergy S.A.

Our ref.	Date
Registrars Department/ij	Oslo, September 21, 2010

ACERGY S.A.

VOTING EXTRAORDINARY GENERAL MEETING NOVEMBER 9, 2010

Your holding of Common Shares of Acergy S.A. is registered in The Norwegian Central Securities Depository (Verdipapirsentralen - the “VPS”). If you wish to vote at this Extraordinary General Meeting you may either attend in person at the said general meeting or you may execute the enclosed proxy card and return it to us.

You are encouraged to specify your choice by marking the appropriate boxes on the enclosed proxy card. When properly executed, the proxy will be voted in the manner directed therein or, if no direction is indicated, will be voted “for” the proposals.

Enclosed, please find a return envelope for your proxy card. In order for your shares to be voted based on your executed proxy card, the card has to be received by DnB NOR Bank ASA, Registrars Department, Oslo, not later than November 2, 2010, 12:00 hours Central European Time.

Yours sincerely,

for DnB NOR Bank ASA

Registrars Department

Irene Johansen

DnB NOR Bank ASA Office Stranden 21, Oslo Postal address NO-0021 Oslo, Norway

Telephone +47 91 50 30 00 Fax +47 22 94 90 20 www.dnbnor.no Register of Business Enterprises NO 984 851 006 MVA

Exhibit 99.5

Name

Address

City

Country

PROXY

ACERGY S.A.

Proxy solicited on behalf of the Board of Directors of the Company for the

Extraordinary General Meeting, November 9, 2010

The undersigned hereby authorise DnB NOR Bank ASA to constitute and appoint Sir Peter Mason KBE, Jean Cahuzac, Simon Crowe, Johan Rasmussen, Alistair Peel, Jean Hoss, Philippe Hoss, Chantal Mathu, or the Chairman of the Extraordinary General Meeting (if not one of the aforementioned) and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent and vote on behalf of the undersigned at the Extraordinary General Meeting of Shareholders of Acergy S.A. (the “Company”), to be held at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg on Tuesday November 9, 2010 at 12:00 p.m. (local time) (the “Meeting”), and at any adjournments thereof, on all matters coming before the Meeting and any adjourned meeting.

The Company’s Board of Directors recommends that you vote in favour of both of the resolutions to be considered at the Meeting.

For Resolution 1 the quorum required is 50% of the outstanding shares, and to approve Resolution 1 a 2/3rd majority of the votes cast at the Meeting will be required. In the event that the necessary quorum is not present at the Extraordinary General Meeting on November 9, 2010, a subsequent meeting will be called, at which there will be no requirement for a quorum. All votes received from beneficial holders of Acergy S.A. shares will remain valid for the purpose of any such subsequent meeting, unless shareholders indicate that they wish to alter their votes.

In the event that you have sold your Acergy S.A. shares prior to receipt of this Notice, you are kindly requested to forward this Proxy Card, and the accompanying documents, to the purchaser of your Acergy S.A. shares.

No provision of Luxembourg law compulsorily requires the deposit and blockage of shares by shareholders in order to attend and vote at a shareholders meeting or designate a proxy to do so. The Company’s Articles provide for a record date system.

1.		FOR	AGAINST	ABSTAIN
To approve the Combination with Subsea 7, and accordingly to increase the authorised share capital of the Company to $900m and, conditional upon and with effect from Completion (as defined in the enclosed prospectus), to restate the Company’s Articles of Incorporation, as set out in the prospectus, including changing the name of the Company to “Subsea 7 S.A.”

2.		FOR	AGAINST	ABSTAIN
To appoint Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Mel Fitzgerald, Mr Dod Fraser, Mr Arild Schultz, Mr Allen L Stevens and Mr Trond Westlie as the Directors of the Company as from Completion. Additionally, to appoint a ninth Director jointly identified by the Chairmen of Acergy S.A. and Subsea 7 Inc. and proposed for appointment at the Extraordinary General Meeting. Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Mel Fitzgerald and such ninth Director to serve for an initial term expiring at the annual general meeting to be held not less than 12 months after Completion, and the initial term of the remaining directors to expire at the then following annual general meeting.

Signature(s):	Date:

Note: Please sign exactly as name appears above. In the case of joint owners, the first titleholder should sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

Exhibit 99.6

Deutsche Bank Trust Company Americas

Trust & Securities Services

Global Equity Services

DEPOSITARY RECEIPTS	September 21, 2010

Depositary’s Notice pertaining to the Extraordinary General Meeting of Shareholders of Acergy S.A.

Issue:	Acergy S.A. / Cusip 00443E104

Country:	Luxembourg

Meeting Details:	Extraordinary General Meeting of Shareholders – November 9, 2010, at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg. 12:00 PM Local Time.

Meeting Agenda:	The Company’s Notice of Meeting and supporting materials, including the Agenda is enclosed

Voting Deadline:	On or before October 29, 2010 at 2:00 PM (New York City time)

ADR Record Date:	September 21, 2010

Common: ADR ratio	1 Common Share: 1 ADR

In accordance with Section 17 of the Deposit Agreement between Acergy S.A. (the “Company”) and Deutsche Bank Trust Company Americas, as Depositary (the “Depositary”), Acergy S.A. ADR holders (the “Holders”) are hereby notified of the Company’s Extraordinary General Meeting of Shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is enclosed.

Holders at the close of business on the ADR record date will be entitled, subject to any applicable law, the Company’s Articles of Incorporation and the provisions of or governing Deposited Property underlying ADRs, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Property represented by ADRs. A voting instruction form is enclosed for that purpose.

Upon receipt of a voting instruction from an ADR Holder on the ADR record date, received on or before the ADR voting deadline, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Articles of Incorporation of the Company and the provisions of the Deposited Property underlying the ADRs, to vote or cause the Custodian to vote the Shares and/or other Deposited Property, in person or by proxy, represented by the ADRs in accordance with the instructions set forth in such request.

Voting instructions may be given only in respect of a number of ADRs representing an integral number of Shares or other Deposited Property.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote or attempt to exercise the right to vote Shares or other Deposited Property represented by ADRs except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Property represented by ADRs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.

In the event of a postponement of the Extraordinary General Meeting of Shareholders or a reconvening of a second meeting, all votes received from beneficial holders of Acergy S.A. ADRs will remain valid for the purposes of any such postponed or reconvened General Meeting.

For further information, please contact:

Beverly George

Deutsche Bank - Depositary Receipts

Corporate Actions

: 212 250-1504

: 212 797- 0327

: beverly.a.george-ny@db.com

Exhibit 99.7

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ACERGY S.A.

November 9, 2010

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions. Have your proxy card available when you access the web page, and use the Company Number and Account Number shown on your proxy card.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call and use the Company Number and Account Number shown on your proxy card.

Vote online/phone until 2.00 PM EST October 29, 2010.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Extraordinary General Meeting.

COMPANY NUMBER
ACCOUNT NUMBER

i  Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.   i

¢ 00030300000000000000 8	110910

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE

IN BLUE OR BLACK INK AS SHOWN HERE  ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

FOR	AGAINST	ABSTAIN

1.   To approve the Combination with Subsea 7, and accordingly to increase the authorised share capital of the Company to $900m and, conditional upon and with effect from Completion (as defined in the enclosed prospectus), to restate the Company’s Articles of Incorporation, as set out in the prospectus, including changing the name of the Company to “Subsea 7 S.A.”;

☐	☐	☐

2.   To appoint Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Mel Fitzgerald, Mr Dod Fraser, Mr Arild Schultz, Mr Allen L Stevens and Mr Trond Westlie as the Directors of the Company as from Completion. Additionally, to appoint a ninth Director jointly identified by the Chairmen of Acergy S.A. and Subsea 7 Inc. and proposed for appointment at the Extraordinary General Meeting. Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Mel Fitzgerald and such ninth Director to serve for an initial term expiring at the annual general meeting to be held not less than 12 months after Completion, and the initial term of the remaining directors to expire at the then following annual general meeting.

☐	☐	☐

Voting Recommendation:

Acergy S.A.’s Board of Directors has reviewed and considered the terms and conditions of the Combination. Based on their review, the Board has determined that the Combination, and the transactions relating to it, are in the best interests of both Acergy S.A. and its shareholders.

Consequently, the Board of Directors of Acergy S.A. unanimously recommends that shareholders vote in favour of both of the resolutions which will be considered at the Meeting. The enclosed prospectus and the documents incorporated by reference herein contain information about Acergy and Subsea 7 and certain pro forma information on the Combined Group, as well as the legal requirements for the implementation of the Combination. We encourage you to read the prospectus and these documents carefully before voting, including the section entitled ‘Risk Factors’.

Your vote is very important. The Company’s Board of Directors recommends that you vote in favour of both of the resolutions to be considered at the Meeting.

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
¢	¢

0                     ¢

PROXY

ACERGY S.A.

Proxy Solicited on behalf of the Board of Directors of the Company for

Extraordinary General Meeting November 9, 2010

The undersigned hereby authorise DnB NOR Bank ASA to constitute and appoint Sir Peter Mason KBE, Jean Cahuzac, Simon Crowe, Johan Rasmussen, Alistair Peel, Jean Hoss, Philippe Hoss, Chantal Mathu, or the Chairman of the Extraordinary General Meeting (if not one of the aforementioned) and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent and vote on behalf of the undersigned at the Extraordinary General Meeting of Shareholders of Acergy S.A., to be held at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg on Tuesday, November 9, 2010 at 12:00 p.m. (local time) (the “Meeting”), and at any adjournments thereof, on all matters coming before the Meeting and any adjourned meeting.

The Board of Directors of the Company recommends that you vote in favour of the proposals to be considered at the Meeting.

In the event that you have sold your Acergy S.A. shares prior to receipt of this Notice, you are kindly requested to forward this Notice, and the accompanying documents, to the purchaser of your Acergy S.A. shares.

No provision of Luxembourg law compulsorily requires the deposit and blockage of shares by shareholders in order to attend and vote at a shareholders meeting or designate a proxy to do so. The Company’s articles provide for a record date system.

(Continued and to be signed on the reverse side)

¢	14475 ¢

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ACERGY S.A.

November 9, 2010

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

i  Please detach along perforated line and mail in the envelope provided.  i

¢ 00030300000000000000 8	110910

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE

IN BLUE OR BLACK INK AS SHOWN HERE  ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

FOR	AGAINST	ABSTAIN

1.   To approve the Combination with Subsea 7, and accordingly to increase the authorised share capital of the Company to $900m and, conditional upon and with effect from Completion (as defined in the enclosed prospectus), to restate the Company’s Articles of Incorporation, as set out in the prospectus, including changing the name of the Company to “Subsea 7 S.A.”;

☐	☐	☐

2.   To appoint Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Mel Fitzgerald, Mr Dod Fraser, Mr Arild Schultz, Mr Allen L Stevens and Mr Trond Westlie as the Directors of the Company as from Completion. Additionally, to appoint a ninth Director jointly identified by the Chairmen of Acergy S.A. and Subsea 7 Inc. and proposed for appointment at the Extraordinary General Meeting. Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Mel Fitzgerald and such ninth Director to serve for an initial term expiring at the annual general meeting to be held not less than 12 months after Completion, and the initial term of the remaining directors to expire at the then following annual general meeting.

☐	☐	☐

Voting Recommendation:

Acergy S.A.’s Board of Directors has reviewed and considered the terms and conditions of the Combination. Based on their review, the Board has determined that the Combination, and the transactions relating to it, are in the best interests of both Acergy S.A. and its shareholders.

Consequently, the Board of Directors of Acergy S.A. unanimously recommends that shareholders vote in favour of both of the resolutions which will be considered at the Meeting. The enclosed prospectus and the documents incorporated by reference herein contain information about Acergy and Subsea 7 and certain pro forma information on the Combined Group, as well as the legal requirements for the implementation of the Combination. We encourage you to read the prospectus and these documents carefully before voting, including the section entitled ‘Risk Factors’.

Your vote is very important. The Company’s Board of Directors recommends that you vote in favour of both of the resolutions to be considered at the Meeting.

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
¢	¢

Exhibit 99.8

Prospectus dated September 21, 2010

Acergy S.A.

to be renamed

SUBSEA 7 S.A.

following the Combination of

Acergy S.A.                     and                     Subsea 7 Inc.

Acergy S.A., a société anonyme incorporated under the laws of the Grand Duchy of Luxembourg with registered office at 412F, route d’Esch, L-2086 Luxembourg and registered with the Registre de Commerce et des Sociétés in Luxembourg under number B 43 172 and Subsea 7 Inc., an exempted company incorporated under the laws of the Cayman Islands with registered office at the offices of Maples Corporate Services Limited, P.O. Box 309, South Church Street, Grand Cayman, KY1-1104 Cayman Islands propose to their respective shareholders to combine the two groups.

The Combination will be effected through a Scheme of Arrangement under which Subsea 7 Inc. shareholders will receive New Acergy Shares against the contribution to Acergy S.A. of all the shares then outstanding in Subsea 7 Inc.

The Combination will be conditional on, inter alia, the approval of the shareholders of each of Acergy S.A. and Subsea 7 Inc. and the sanction of the Scheme of Arrangement by the Grand Court of the Cayman Islands, and certain competition clearances (see ‘VI. The Transaction’).

Upon the Combination becoming effective, the Subsea 7 Inc. shareholders will receive New Acergy Shares in accordance with the Scheme Ratio subject to certain terms described herein (see ‘VI. The Transaction’), Acergy S.A. will be renamed ‘Subsea 7 S.A.’, certain amendments of its Articles of Incorporation will take effect and its Board of Directors will be reconstituted (see ‘XVI. Management and Employees’).

The New Acergy Shares will be listed on Oslo Børs.

This document constitutes a prospectus (in the form of a single document) for the purposes of Article 5 (3) of Directive 2003/71/EC and has been prepared in accordance with the Luxembourg law of July 10, 2005 relating to prospectuses for securities, as amended, and the rules promulgated thereunder. This prospectus has been filed with and approved by the Luxembourg Commission de Surveillance du Secteur Financier (the ‘CSSF’) on September 21, 2010 for the purpose of the admission to trading and listing of the New Acergy Shares on Oslo Børs. The CSSF will provide a notification of the approval, together with a copy of the approved prospectus, to The Financial Supervisory Authority of Norway (Finanstilsynet) upon which this document will constitute a listing prospectus under Section 7-3 of the Norwegian Securities Trading Act.

Distribution of this prospectus may, in certain jurisdictions, be subject to specific regulations or restrictions. Persons and /or entities in possession of this prospectus are urged to inform themselves of any such restrictions which may apply in their jurisdiction and to observe them. Acergy S.A. and Subsea 7 Inc. disclaim all responsibility for any violation of such restrictions by any person.

I. SUMMARY

This summary highlights certain aspects of the Issuer’s business and its Shares, but potential investors should read this entire prospectus, including documents incorporated by reference herein and in particular the financial statements and accompanying notes contained by reference herein before making an investment decision. This summary should be read as an introduction to this prospectus. Any decision to invest in the Shares should be based on this prospectus as a whole by the investor. Prospective investors should also carefully consider the information set forth in this prospectus under the heading ‘II. Risk Factors’. Under the relevant provisions of the prospectus directive 2003/71/EC, no civil liability will attach to the responsible persons in any Member State of the European Economic Area solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this prospectus. Where a claim relating to the information contained in this prospectus is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating this prospectus before the legal proceedings are initiated.

1.1 Overview

1.1.1 General

Acergy S.A. and Subsea 7 Inc. have agreed in a business combination agreement (the ‘Combination Agreement’) to combine the businesses of the two companies (the ‘Combination’, as described in this prospectus under ‘VI. The Transaction’). Under the terms of such Combination Agreement, Subsea 7 Inc. will become a wholly owned subsidiary of Acergy S.A. and Acergy S.A. will be renamed ‘Subsea 7 S.A.’.

The Combination will be effected in the Cayman Islands through a scheme of arrangement pursuant to which all the existing issued and outstanding shares in Subsea 7 Inc. will be repurchased and cancelled, the Scheme Shareholders will receive new Shares (the ‘New Acergy Shares’) and Acergy S.A. will receive the entirety of the newly issued Subsea 7 Inc. shares (the ‘Scheme of Arrangement’). The Scheme of Arrangement is a court supervised process under Cayman Islands law. In Luxembourg, the Combination will be effected by the contribution in kind to Acergy S.A. of all the new shares issued by Subsea 7 Inc. under the Scheme of Arrangement against the issuance to Subsea 7 Inc. shareholders of the New Acergy Shares. The Combination will result in Acergy S.A. holding all shares in Subsea 7 Inc. and the Subsea 7 Inc. shareholders receiving the New Acergy Shares.

1.1.2 Acergy

Acergy is a leading offshore engineering, construction, and maintenance (‘OECM’) company, working for oil and gas companies worldwide. It operates in the market for engineering, project management, procurement, fabrication, installation, construction, commissioning and maintenance of offshore pipelines, fixed surface production facilities and associated infrastructure. Acergy generated revenue of $2,209 million and a gross profit of $525 million from continuing operations for the fiscal year 2009. For the first half of fiscal year 2010 revenue from continuing operations was $1,157 million and gross profit $310 million. Backlog for Acergy’s continuing operations as at May 31, 2010 was approximately $2.3 billion, of which approximately $0.9 billion is expected to be executed in the fiscal year 2010.

Acergy S.A., is a public limited liability company (‘société anonyme’) organised and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 412F, route d’Esch, L-2086 Luxembourg, Grand Duchy of Luxembourg, registered with the Registre de Commerce et des Sociétés in Luxembourg under number B 43 172, incorporated pursuant to a deed of Maître Paul Frieders, notary residing at the time in Luxembourg, Grand Duchy of Luxembourg, on March 10, 1993, published in the Mémorial C, Recueil des Sociétés et Associations on April 28, 1993, number 190.

The Acergy S.A. Shares trade in the form of ADSs in the United States on the NASDAQ Global Select Market, currently under the symbol ‘ACGY’ and as from the first trading day following Completion is anticipated to be under the symbol ‘SUBC’. They are also listed in Norway on Oslo Børs, currently under the symbol ‘ACY’ and as from the first trading day following Completion is anticipated to be under the symbol ‘SUBC’.

1.1.3 Subsea 7

Subsea 7 is a global subsea contractor within the oil and gas industry with assets around the world, including onshore assets (such as offices, pipeline welding spool bases and fabrication facilities) and vessels. Subsea 7 performs total subsea field projects and provides design, engineering, construction, installation and maintenance of facilities for the subsea production of oil and gas. Subsea 7 generated revenue of $2,439 million and a net profit attributable to equity shareholders of $288 million for the fiscal year 2009. Revenue from continuing operations for the six months ended June 30, 2010 was $973 million and net profit attributable to equity shareholders for that period was $78 million. Backlog for Subsea 7’s continuing operations as at June 30, 2010 was approximately $2.8 billion, of which approximately $0.9 billion is expected to be executed in the fiscal year 2010.

Subsea 7 Inc. is a company incorporated under the laws of the Cayman Islands with registered number MC-115107 and with registered offices at the offices of Maples Corporate Services Limited, PO Box 309, South Church Street, Grand Cayman, KY1-1104, Cayman Islands.

Subsea 7 Inc.’s shares are listed on Oslo Børs under the symbol ‘SUB’. Following Completion, Subsea 7 Inc.’s shares are expected to be de-listed from Oslo Børs.

1.2 Reasons for the Combination

Acergy S.A. and Subsea 7 Inc. believe that the Combination will create a global leader in seabed-to-surface engineering and construction with a presence in all major offshore oil and gas regions and the ability to provide clients a step-change in service offering. This includes engineering, fabrication, procurement, installation and commissioning services for Subsea Umbilical, Riser and Flowline (SURF) projects, Conventional Field Development projects, Conventional Refurbishment projects and Life-of-Field services (including Inspection, Repair and Maintenance, Survey and Decommissioning). It is the combined view of Acergy S.A. and Subsea 7 Inc. that the Combination is an excellent strategic fit for both companies, with industry fundamentals strongly supporting the logic of the Combination.

The Combination is expected to allow the Combined Group to better meet the growing size and technical complexity of offshore projects and to be well positioned to take advantage of future growth opportunities globally. The complementary fit of the different strengths and the enhanced operational capability should allow the Combined Group to deliver enhanced long-term value. The Combined Group will be able to provide a full spectrum of offshore services for clients, utilising its enlarged and diversified fleet of 42 vessels, supported by extensive fabrication and onshore facilities, access to a greater depth of project management, engineering and technical expertise, together with its access to high value technologies. The Combined Group will have a stronger balance sheet and should be better able to deliver efficiencies, including those arising from efficiencies of scale, capital deployment and optimisation of fleet schedules. As a result, the Combined Group should be better able to meet the growing size and technical complexity of offshore projects, driven by the demand to access ever more remote reserves in increasingly harsh and challenging environments.

The excellent strategic fit of the different strengths of each company positions the Combined Group to deliver enhanced long-term value for all stakeholders.

Acergy and Subsea 7 believe that the Combination will give rise to substantial operating cost and vessel fleet synergies. These synergies are expected to deliver at least $100 million per annum from operating cost and vessel fleet synergies within three years of Completion.

1.3 The Scheme Ratio

Acergy S.A. will issue New Acergy Shares to the shareholders of Subsea 7 Inc. on the basis of the Scheme Ratio which operates as follows:

(a) in consideration for the repurchase and cancellation of all the Subsea 7 Inc. shares and the issuance of new Subsea 7 Inc. shares to Acergy S.A., each Subsea 7 Inc. shareholder will receive 1.065 New Acergy Shares (except as set out in (b) and (c) below) to be issued by the Issuer as fully paid up shares which will be free from all encumbrances for each Scheme Share held at the Scheme Record Time;

(b) however, no fractions of New Acergy Shares will be allotted to Subsea 7 Inc. shareholders. Instead, any and all fractional shares in Acergy S.A. which the Subsea 7 Inc. shareholders would otherwise have been entitled to will be aggregated (the total number of such fractions being the ‘Aggregated Fractional Number’) and sold in the market as soon as practicable following the Scheme Record Time and the net proceeds of sale shall be paid in cash to each relevant Subsea 7 Inc. shareholder on a pro-rata basis;

(c) in order to prevent an over dilution of the existing Acergy S.A. shareholders, the number of New Acergy Shares to be allotted to the Subsea 7 Inc. shareholders cannot exceed 99.99% of the aggregate number of Acergy S.A. shares in issue prior to the Scheme Record Time (the ‘Maximum Issue Number’). In the event that the number of the New Acergy Shares to be issued to the Subsea 7 Inc. shareholders, together with the Aggregated Fractional Number exceeds the Maximum Issue Number, then the Subsea 7 Inc. shareholders’ entitlement to receive New Acergy Shares will be reduced to the Maximum Issue Number on a pro-rata basis. The Subsea 7 Inc. shareholders will then receive cash payments in lieu of the New Acergy Shares they would otherwise have received together with a pro-rata cash payment in respect of any fractional shares, which will have been aggregated and sold in the market. The total cash payment in lieu of the New Acergy Shares will be calculated as (i) the theoretical number of New Acergy Shares to be issued as a result of the Scheme Ratio calculation, less the Maximum Issue Number, multiplied by (ii) the volume weighted average share price of Acergy S.A. shares, in NOK, on Oslo Børs for the ten trading days prior to the effective day of Completion. A US dollar equivalent of the cash payment will be offered, converted using the prevalent USD:NOK closing rate on the date of Completion.

1.4 Key Steps for the Combination

In order to complete the Combination the following key steps will need to be implemented under Cayman Islands law and Luxembourg law as applicable. For further details see ‘VI. The Transaction’.

An extraordinary general meeting of shareholders of Acergy S.A. will be convened in order to approve the Combination and certain related items.

An extraordinary general meeting and a Court Meeting of the Subsea 7 Inc. shareholders will be convened to approve the Subsea Resolutions and the Scheme of Arrangement respectively.

If the extraordinary general meeting of shareholders of Acergy S.A. is not quorate, a second meeting of Acergy S.A.’s shareholders will need to be held in order to approve the Combination. In that case, the extraordinary general meeting of the Subsea 7 Inc. shareholders and the Court Meeting in the Cayman Islands will also be adjourned.

The Board of Directors of Acergy S.A. will resolve the issuance of the New Acergy Shares as previously authorised by the Acergy Combination EGM.

Provided Acergy S.A. shareholders approve the Combination and certain related items and provided the Subsea 7 Inc. shareholders approve the Subsea Resolutions and the Scheme of Arrangement at the above mentioned meetings, the Cayman Islands Court will be asked to make a Court Order to sanction the Scheme of Arrangement (‘Cayman Court Order’).

Once all conditions of the Combination are satisfied, Subsea 7 Inc. will file the Cayman Court Order with the Cayman Islands Registrar of Companies. The Scheme of Arrangement will then become effective on its terms and the Combination will become effective at 6.00 pm Oslo time on the day the Cayman Court Order is filed.

1.5 Risk Factors

The Combined Group’s business, financial condition or results of operations could be materially adversely affected by the following risks:

Market Risks

•	The Combined Group’s business is affected by expenditure by participants in the oil and gas industry.

•	The Combined Group will face competition both for contracts and for resources.

•	The Combined Group will depend on certain significant clients and long-term contracts.

•	The offshore oil and gas operations of the Combined Group could be adversely impacted by certain consequences of the Macondo drilling rig accident and resulting oil spill.

Strategic Risks

•

The Combined Group’s international operations will be exposed to political, social and economic instability in the developing countries in which it operates, and other risks inherent in international business.

•	The Combined Group is exposed to substantial hazards, risks and delays, the resulting liabilities of which may potentially exceed insurance coverage and contractual indemnity provisions.

•	The Combined Group must continuously improve technology and equipment to compete for business and avoid asset write-downs.

Operational Risks

•	The Combined Group may experience equipment or mechanical failures.

•	The Combined Group’s results may fluctuate due to adverse weather conditions.

•	Unexpected costs or estimating errors may adversely affect the amount realised from lump-sum contracts.

•	Delays or cancellation of projects included in the Combined Group Backlog may adversely affect future revenue.

•	The Combined Group may experience unexpected costs and/or delays in completing the vessels Acergy Borealis, Antares and Seven Pacific.

•	The Combined Group may be unable to attract and retain skilled workers in a competitive environment.

Financial and Compliance Risks

•	The Combined Group’s reputation and its ability to do business may be impaired by corrupt behaviour by any of its respective employees or agents or those of its affiliates.

•	The Combined Group will be exposed to financial risk involving third parties.

•	The Combined Group’s ability to service indebtedness and fund its operations depends on cash flows from its subsidiaries.

•	The Combined Group’s international operations will expose it to the risk of fluctuations in currency exchange rates.

•	The Issuer’s tax liabilities could increase as a result of changes in the Luxembourg tax regime.

•	The future tax liabilities of the Combined Group could increase as a result of a change to the existing UK tax position of certain of Acergy’s UK subsidiaries or certain of Subsea 7’s UK subsidiaries.

•	The Issuer’s tax liabilities could increase as a result of adverse tax audits, enquiries or settlements.

•	The Combined Group may not be able to comply with the requirements of the Sarbanes Oxley Act of 2002 in relation to the enlarged group.

Risks Relating to the Combination

•	The Scheme Ratio is fixed and will not be adjusted in the event of any change in either Acergy S.A.’s or Subsea 7 Inc.’s share price.

•

Because the date of Completion will be later than the date of the Acergy S.A. and Subsea 7 Inc. shareholder meetings, at the time of these shareholder meetings, Subsea 7 Inc.’s shareholders will not know the market value of the Acergy S.A. shares that they will receive as consideration upon Completion.

•

The ability of Acergy S.A. and Subsea 7 Inc. to complete the Combination is subject to the approval of Acergy S.A.’s and Subsea 7 Inc.’s shareholders, certain closing conditions and the receipt of consents and approvals from government entities and the Cayman Court, which may impose conditions that could adversely affect Acergy or Subsea 7 or cause the Combination to be abandoned.

•	Until such a time as the Combination is completed, the pendency of the Combination could adversely affect Acergy and Subsea 7.

•	Failure to complete the Combination could negatively impact Acergy and Subsea 7.

•	The Combined Group could incur substantial costs related to the integration of Acergy and Subsea 7.

•

Following Completion, the Combined Group may be unable to successfully integrate Acergy’s and Subsea 7’s businesses, which could result in the Combined Group’s failure to realise anticipated cost savings, revenue enhancements and other benefits expected from the Combination.

•	Business issues currently faced by one company may be imputed to the operations of the other company or the Combined Group.

•	Acergy and/or Subsea 7 may be unable to retain key employees during the pendency of the Combination.

•	Failure to retain key employees and skilled workers could adversely affect the Combined Group following the Combination.

Risks relating to the Issuer’s Shares following Completion

•	The market value of the Issuer’s shares could decline if large amounts of its Shares are sold following the Combination.

•	The Combination may be dilutive to the Combined Group’s earnings per share in the near-term, which may negatively affect the market price of Shares.

1.6 Key Characteristics of the SUBSEA 7 S.A. shares

As a result of the Combination, the Subsea 7 Inc. shareholders will be granted 1.065 New Acergy Shares for each share held in Subsea 7 Inc. subject to certain terms described herein. The rights attached to such New Acergy Shares are more fully described in the Proposed Articles of Incorporation, attached hereto as Annex A-2 and under ‘XVII. Description of Share Capital’. Upon effectiveness of the Combination the rights of the New Acergy Shares will be identical to those of Acergy S.A. Shares prior to the Combination.

In accordance with the Proposed Articles of Incorporation each New Acergy Share will be in registered form with a par value of $2 and will be freely transferable. Each New Acergy Share will be entitled to one vote at SUBSEA 7 S.A.’s general meeting of shareholders. Following the Combination, each New Acergy Share will be entitled to any dividends declared after the Combination becoming effective.

The Luxembourg law provisions as regards shareholders’ rights, including preferential subscription rights, will apply to the New Acergy Shares. The Acergy Combination EGM will renew the authorisation to the Board of Directors to suppress preferential subscription rights of shareholders in case of issuance of Shares against cash for a duration ending five years after the publication in the Luxembourg legal gazette of the minutes of the Acergy Combination EGM approving such authorisation.

Holders of shares and of derivatives or other financial instruments linked to the Shares, including the New Acergy Shares, may be subject to notification obligations pursuant to the Luxembourg law of January 11, 2008 on transparency requirements regarding information about issuers whose securities are admitted to trading on a regulated market.

The New Acergy Shares will be admitted to trading and listing on Oslo Børs, where the Acergy S.A. shares are currently traded and listed. Any trades of the Issuer’s Shares on Oslo Børs will be settled through the book-entry system maintained by VPS. DnB NOR Bank ASA acts as registrar for these shares.

The Issuer’s ADSs will continue to be traded solely on NASDAQ. Any trades in ADSs will be settled through the Depositary Trust Company (‘DTC’) system in the US. Any cross-border trades will be handled by Deutsche Bank Trust Company Americas, who will continue to act as depositary.

Oslo Børs is the sole regulated market for securities trading in Norway. NASDAQ, on which the Issuer’s ADSs are traded, is the largest electronic screen-based equity securities trading market in the US.

The ticker symbol on Oslo Børs for the Issuer’s Shares is ‘ACY’ and as from the first trading day is anticipated to be under the symbol ‘SUBC’. Following Completion, the ISIN code for the Issuer’s Shares on Oslo Børs will remain as LU0075646355.

Following Completion, the ticker symbol for the Issuer’s ADSs will be changed to ‘SUBC’. Following Completion, the ISIN code for the Issuer’s ADSs will remain as US00443E1047.

Based on the Scheme Ratio and the number of shares outstanding on August 31, 2010, after the effective time of the Combination, former Acergy S.A. shareholders will hold approximately 54% of the outstanding share capital of SUBSEA 7 S.A.

II. RISK FACTORS

The following factors and the other information contained in this prospectus should be carefully considered. The following is a description of the risks that may affect some or all of Acergy’s and/or Subsea 7’s and the Combined Group’s activities and which may affect the value of an investment in the Shares. If any of the events described below occurs, the business, financial condition or results of operations of Acergy, Subsea 7 and/or the Combined Group could be adversely affected in a material way. Additional risks and uncertainties that Acergy and Subsea 7 are unaware of or that they currently deem immaterial may in the future have a material adverse effect on Acergy’s, Subsea 7’s and/or the Combined Group’s business, results of operations and financial condition. All risks described herein as potentially affecting the Combined Group may also affect Acergy or Subsea 7 individually. Risks described herein may be of relevance to shareholders of both Acergy S.A. and Subsea 7 Inc., or may be of specific relevance to the shareholders of either Acergy S.A. or Subsea 7 Inc. as the case may be (see in particular ‘2.5 Risks relating to the Combination’).

2.1 Market Risks

2.1.1 The Combined Group’s business is affected by expenditure by participants in the oil and gas industry.

Demand for the Combined Group’s services will depend on expenditure by participants in the oil and gas industry and particularly on capital expenditure budgets of the companies engaged in the exploration, development and production of offshore oil and gas. Should a major (and/or several small or medium) international or national oil and gas company(ies) significantly scale back their project expenditure programme, or delay, change the scope of, or cancel projects already included in the Backlog of the Combined Group, this may have adverse effects on the Combined Group’s revenue and profits.

Offshore oil and gas field capital expenditures are also influenced by many other factors beyond the Combined Group’s control, including:

•	prices of oil and gas and anticipated changes in world oil and gas demand;

•	the discovery rate of new offshore oil and gas reserves;

•	the economic feasibility of developing particular offshore oil and gas fields;

•	the production from existing producing oil and gas fields;

•	political and economic conditions in areas where offshore oil and gas exploration and development may occur;

•

governmental regulations regarding environmental protection and the oil and gas industry generally, including policies regarding the exploration for, pricing and production and development of their oil and gas reserves; and

•	the ability of oil and gas companies to access or generate capital and the cost of such capital.

2.1.2 The Combined Group will face competition both for contracts and for resources.

Contracts for the Combined Group’s services will generally be awarded on a competitive bid basis, and although clients may consider, among other things, the availability and capability of equipment and the reputation and experience of the contractor, price is one of the factors in determining which contractor is awarded a contract. Intense competition could result in pricing pressures, lower sales and reduced margins that would have an adverse affect on the operating results, cash flows and financial condition of the Combined Group.

The Combined Group may experience constraints in its supply chain due to future increases in expenditure by their clients in the industry which could lead to increased competition for resources, such as raw materials, equipment and skilled workers. Such supply chain bottlenecks or limited availability of resources could negatively affect the results of operations of the Combined Group. Additionally, if the Combined Group is unable to attract and retain skilled workers in a competitive environment, its business will be adversely affected.

2.1.3 The Combined Group will depend on certain significant clients and long-term contracts.

The loss of any one or more significant clients, or a failure to replace significant long-term projects on similar terms, or a substantial decrease in demand by the Combined Group’s significant clients, could result in a substantial loss of revenue which could have a material adverse effect on the business of the Combined Group.

(see ‘XI. Subsea 7: Operating and Financial Review — 11.4 Business segments’ results’, ‘IX. Acergy: Operating and Financial Review — 9.4 Business segments’ results’ and ‘VII. Business and Industry — 7.1.3 Complementary service offerings of Acergy and Subsea 7’.)

2.1.4 The offshore oil and gas operations of the Combined Group could be adversely impacted by certain consequences of the Macondo drilling rig accident and resulting oil spill.

To date, neither Acergy nor Subsea 7 has experienced any significant impact on its operations as a result of the Macondo drilling rig accident; however, at this time, neither Acergy nor Subsea 7 can predict what future impact, if any, the incident may have on the regulation of offshore oil and gas exploration and development activity in the US Gulf of Mexico or elsewhere (including the imposition of a moratorium on exploration or development in certain regions), the cost or availability of insurance coverage to cover the risks of such operations, or what actions may be taken by clients of the Combined Group or other industry participants in response to the incident or its potential consequences. Increased costs for the operations of the Combined Group’s clients in the US Gulf of Mexico or in other areas, along with possible delays to obtain necessary permits, could negatively affect the economics of currently planned activity in these areas and demand for the Combined Group’s services, and may result over the long-term in a shift in activity away from the US and these other areas. A prolonged suspension of drilling activity in the US Gulf of Mexico or in other areas and resulting new regulations in or similar regulatory action in the US or other regions could adversely affect the award of future deepwater projects, which may in turn negatively affect the Combined Group’s financial condition, results of operations or cash flows.

2.2 Strategic Risks

2.2.1 The Combined Group’s international operations will be exposed to political, social and economic instability in the developing countries in which the respective company operates, and other risks inherent in international business.

Many of the Combined Group’s operations are performed in emerging markets. Operations in these emerging markets present risks including:

•	economic and political instability;

•	increased risk of fraud and political corruption;

•	boycotts and embargoes that may be imposed by the international community;

•	requirements to use local suppliers or subcontractors;

•	disruptions due to civil war, terrorist activities, piracy, labour unrest, election outcomes, shortage of commodities, power interruptions or inflation;

•	the imposition of adverse tax policies; and

•	exchange controls and other restrictions by foreign governments.

Such events could cause cost overruns on projects for which the Combined Group is not reimbursed. Additionally, these factors could delay the completion of projects resulting in contractual penalties and the unavailability of assets that are needed elsewhere. Political or social instability could also reduce growth opportunities for the Combined Group’s business. It may also lead to the loss of or damage to assets, including due to acts of piracy.

2.2.2 The Combined Group is exposed to substantial hazards, risks and delays, the resulting liabilities of which may potentially exceed insurance coverage and contractual indemnity provisions.

The Combined Group’s operations could result in injury or death to personnel or third parties, reputational damage or damage to or loss of property. A successful liability claim for which the Combined Group is underinsured or uninsured could have a material adverse effect on the Combined Group. Additionally, such events could cause the suspension of the Combined Group’s operations on particular projects, delays and cost overruns.

The Combined Group will generally seek to obtain indemnity agreements from its clients requiring them to hold the Combined Group harmless in the event of damage to existing facilities, loss of production or liability for pollution. Such contractual indemnification, however, may not necessarily cover liability resulting from the gross negligence or wilful misconduct of, or violation of law by, the Combined Group’s employees or subcontractors. Additionally, if the client does not satisfy its obligations, the Combined Group could suffer losses.

2.2.3 The Combined Group must continuously improve technology and equipment to compete for business and avoid asset write-downs.

The Combined Group’s clients will seek to develop oil and gas fields in increasingly deeper waters and more challenging offshore environments. To meet clients’ needs, the Combined Group must continuously develop new and update existing technology for the installation, repair and maintenance of offshore structures. If it does not, the Combined Group may not be able to meet its clients’ requirements and compete effectively for projects. In addition, rapid and frequent technology and market demand changes can render existing technologies obsolete, requiring substantial new capital expenditures and write-downs of the Combined Group’s assets. Any failure by the Combined Group to anticipate or to respond adequately and timely to changing technology, market demands and client requirements could adversely affect the Combined Group’s business and financial results.

2.3 Operational Risks

2.3.1 The Combined Group may experience equipment or mechanical failures.

The Combined Group will operate a scheduled maintenance programme in order to keep all assets in good working order, but despite this breakdowns can and do occur. Such problems could increase costs, impair revenue and result in penalties for failure to meet project completion requirements.

2.3.2 The Combined Group’s results may fluctuate due to adverse weather conditions.

A substantial portion of the Combined Group’s revenue from continuing operations will be generated from work performed offshore West Africa, Brazil, the US Gulf of Mexico and the North Sea and may in the future be performed in other areas, where during certain periods of the year adverse weather conditions usually result in low levels of offshore activity. During such periods of curtailed activity, the Combined Group continues to incur operating expenses, but revenue from operations may be delayed or reduced.

2.3.3 Unexpected costs or estimating errors may adversely affect the amount realised from lump-sum contracts.

A significant proportion of the Combined Group’s business is performed on a lump-sum basis. Consequently, unexpected costs can reduce the profitability of a lump-sum project if the Combined Group is not contractually entitled to compensation for the cost overrun. Unexpected costs can arise from equipment failures, subcontractor problems, unanticipated offshore conditions or price increases on necessary materials. Estimating errors may arise due to failure to correctly assess during the tender process elements such as the quality of materials or level of labour required to complete a lump-sum project.

The Combined Group will employ the percentage-of-completion method of accounting, which relies on its ability to develop reliable estimates of progress toward completion. Unexpected costs could require the Combined Group to take charges against income to reflect properly the level of completion of a project and to recognise loss-making projects immediately. This could result in a reduction or elimination of previously reported contract revenues.

2.3.4 Delays or cancellation of projects included in the Combined Group Backlog may adversely affect future revenue.

The US dollar amount of the Combined Group Backlog does not necessarily indicate actual future revenue or earnings related to the performance of that work. Backlog refers to expected future revenue under signed contracts, which are determined as likely to be performed. During the course of a project, the Backlog is adjusted to take account of alterations to the scope of work under approved variation orders and contract extensions. Although the Backlog represents only business that is considered to be firm, cancellations, delays or scope adjustments have occurred in the past and are likely to occur in the future, in particular if the current economic downturn continues or as a result of regulatory or other action connected to the Macondo incident. Due to factors outside the Combined Group’s control, such as changes in project scope and schedule, it is not possible to predict with certainty when or the extent to which projects included in the Backlog will be performed, if at all. Delays, changes in scope or cancellations of projects in the Backlog may adversely affect future revenue.

2.3.5 The Combined Group may experience unexpected costs and/or delays in completing the vessels Acergy Borealis, Antares and Seven Pacific.

The completion of Acergy Borealis, Antares and Seven Pacific are covered by several contracts. There can be no certainty that the construction of these vessels will be completed on time and on budget. Delay in the delivery of these vessels may result in them being unavailable to undertake contracted work, which may result in increased costs or penalties for late arrival or non availability.

2.3.6 The Combined Group may be unable to attract and retain skilled workers in a competitive environment.

The ability to execute the growing number of large projects to the high-quality standard required is heavily dependent on the number of qualified engineers and project managers available. If the Combined Group is not able to attract the number and quality of such personnel required, there is a risk that the anticipated future growth of the Combined Group may not be achieved as planned.

2.4 Financial and Compliance Risks

2.4.1 The Combined Group’s reputation and its ability to do business may be impaired by corrupt behaviour by any of its employees or agents or those of its affiliates.

The Combined Group and its affiliates, including joint ventures, operate in countries known to experience governmental and institutional corruption. While the Combined Group is committed to conducting business in a legal and ethical manner, there is a risk that its employees or agents or those of its affiliates may take actions that violate the law and could result in monetary penalties against the Combined Group or its respective affiliates and could damage the reputation and, therefore, the ability to do business of the Combined Group.

2.4.2 The Combined Group will be exposed to financial risk involving third parties.

If one or more of the Combined Group’s major banks or depositing counterparties becomes insolvent the Combined Group could lose access to agreed credit lines or lose its cash deposits.

If the banks which provide the Combined Group’s guarantee facilities are unable to continue to provide the current level of guarantee facilities, this would negatively impact the Combined Group’s ability to bid for new contracts and could undermine the Combined Group’s ability to fulfil existing contracts since a large portion of available contracts require provision of bank guarantees.

2.4.3 The Combined Group’s ability to service indebtedness and fund its operations depends on cash flows from its subsidiaries.

As a holding company, the Issuer’s principal assets consist of its direct and indirect shareholdings in its respective subsidiaries. Accordingly, the Issuer’s ability to make required payments of interest and principal on its indebtedness and the funding of its operations is affected by the ability of the respective operating subsidiaries, the principal source of cash flow, to transfer available cash within the Combined Group. The inter-company transfer of funds and repatriation of profit or capital (by way of dividends, inter-company loans or otherwise) may be restricted or prohibited by legal requirements applicable to its subsidiaries and their directors, especially in the event that the liquidity or financial position of the relevant subsidiary is uncertain. In addition, such repatriation of profits, capital or funds could be subject to tax at various levels within the corporate structure of the Combined Group and, depending on where tax is payable, the effective tax rate for either company may be adversely affected.

2.4.4 The Combined Group’s international operations will expose it to the risk of fluctuations in currency exchange rates.

The revenue and costs of operations and financial position of many of the Combined Group’s non-US subsidiaries are measured initially in the local currencies of countries in which those subsidiaries reside. That financial information is then translated into US dollars (the reporting currency of the Combined Group and each of Acergy and Subsea 7) at the applicable exchange rate.

The exchange rate between these currencies and the US dollar may fluctuate substantially, which could have a significant effect both from a translational and operational perspective on the reported consolidated results of operations and financial position of the Combined Group.

The Combined Group intends to manage its foreign currency exchange exposure by inter alia using derivative instruments to hedge revenue or expenditure that is not in the functional currency of a given subsidiary. However, the Combined Group may not be able to eliminate such exposure and, therefore, currency exchange rate movements and volatility can have a material adverse impact on its financial position.

2.4.5 The Issuer’s tax liabilities could increase as a result of changes in the Luxembourg tax regime.

The Luxembourg law of July 31, 1929 on the tax regime of financial participation companies (holding companies) provides exemption from Luxembourg corporate taxes on earnings (including dividends, interest, and royalties) in certain circumstances. The Issuer will cease to benefit from this special tax status no later than December 31, 2010 and from such termination date on the Issuer will become subject to Luxembourg’s ordinary tax regime which may increase the Issuer’s tax liabilities.

2.4.6 The future tax liabilities of the Combined Group could increase as a result of a change to the existing UK tax position of certain of Acergy’s UK subsidiaries or certain of Subsea 7’s UK subsidiaries.

Following Completion, the existing UK tax position of some of Acergy’s UK subsidiaries or some of Subsea 7’s UK subsidiaries may change as a result of the operation of UK tax law. Currently, some of Acergy’s UK subsidiaries have elected into the UK tonnage tax regime (‘tonnage tax’) such that they are taxed based on the tonnage of the vessels they operate whereas Subsea 7’s UK subsidiaries are taxed under the standard UK Corporation Tax regime. Following Completion, it is anticipated that it may not be possible to maintain the existing tax positions of the respective groups of subsidiaries as the ship operating UK tax resident subsidiaries of the Combined Group would either all be subject to tonnage tax or, alternatively, would all be subject to the standard UK Corporation Tax regime.

As part of the process of integrating the businesses, management will need to determine under which regime of UK Tax law the UK ship operating companies will be taxed. This may impact the future tax liabilities of these UK subsidiaries going forward.

2.4.7 The Issuer’s tax liabilities could increase as a result of adverse tax audits, enquiries or settlements.

Due to their global operations, the Combined Group routinely deals with complex transfer pricing, permanent establishment and other similar international tax issues, as well as competing tax systems where tax treaties may not exist. In the ordinary course of events, the operations of the Combined Group are currently or will be subject to audit, enquiry and possible re-assessment by different tax authorities.

The Combined Group makes tax provisions for the amounts it considers may become payable in the ordinary course of business or as a result of tax audits, and for which a reasonable estimate may be made. The risk exists that adjustments will be required to these tax provisions in later years as and when these and other matters are finalised with the appropriate tax authorities. The Combined Group’s operations in various countries are currently subject to enquiries, audits and disputes including with respect to its operations in the UK, US, Norway, Nigeria, Brazil, Equatorial Guinea and Congo.

2.4.8 The Combined Group may not be able to comply with the requirements of the Sarbanes Oxley Act of 2002 in relation to the enlarged business.

Although the Issuer is, and following Completion will continue to be, subject to US rules with respect to internal controls over financial reporting and disclosure controls, including the Sarbanes Oxley Act of 2002, Subsea 7 is not. Consequently, the integration of the control environments of the two companies may involve increased legal and financial compliance costs and make some activities more time consuming. Additionally, any failure to successfully or timely complete annual assessments of internal controls required by Section 404 of the Sarbanes Oxley Act of 2002, or to maintain adequate controls, could subject the Combined Group to sanctions or investigation by regulatory authorities or negatively affect market perceptions of the Combined Group.

2.5 Risks Relating to the Combination

2.5.1 The Scheme Ratio is fixed and will not be adjusted in the event of any change in either Acergy S.A.’s or Subsea 7 Inc.’s share price.

Upon Completion, Subsea 7 Inc.’s shareholders will receive 1.065 New Acergy Shares for every Subsea 7 Inc. share, subject to rounding, and the Maximum Issue Number, as described in ‘VI. The Transaction’. The Scheme Ratio was fixed in the Combination Agreement and will not be adjusted for changes in the market price of either Acergy S.A.’s Shares or ADSs or Subsea 7 Inc.’s shares. Changes in the price of Acergy S.A.’s Shares and ADSs prior to Completion will affect the market value that Subsea 7 Inc. shareholders will become entitled to receive on Completion. Share price changes may result from a variety of factors (which are not necessarily the same for both companies and many of which are beyond Acergy S.A.’s or Subsea 7 Inc.’s control), including:

•	changes in Acergy’s and Subsea 7’s respective business, operations and prospects;

•	changes in market assessments of the business, operations and prospects of either company;

•	market assessments of the likelihood that the Combination will be completed, including related considerations regarding regulatory approvals of the Combination;

•	interest rates, general market, industry and economic conditions and other factors generally affecting the price of Acergy S.A.’s and Subsea 7 Inc.’s shares and Acergy S.A.’s ADSs;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Acergy S.A. and Subsea 7 Inc. operate; and

•	any combination of the risks referred to above.

2.5.2 Because the date of Completion will be later than the date of the Acergy S.A. and Subsea 7 Inc. shareholder meetings, at the time of these shareholder meetings, Subsea 7 Inc.’s shareholders will not know the exact market value of the Acergy S.A. shares that they will receive as consideration upon Completion.

The price of Acergy S.A.’s Shares and ADSs at Completion may vary from their price on the date of the Combination Agreement, on the date of this prospectus and on the date of the respective Acergy S.A. and Subsea 7 Inc. shareholder meetings which are required to be held to approve the Combination. As a result, the market value represented by the Scheme Ratio will also vary.

If the price of Acergy S.A.’s Shares declines between the date of the Subsea 7 Inc. shareholder meeting and Completion, including for any of the reasons described herein, Subsea 7 Inc.’s shareholders will receive New Acergy Shares that have a market value upon Completion that is less than the market value calculated pursuant to the Scheme Ratio on the date of Subsea 7 Inc.’s shareholder meeting. Therefore, while the number of New Acergy Shares to be issued in the Combination is fixed, Subsea 7 Inc.’s shareholders cannot be sure of the market value of the New Acergy Shares they will receive upon Completion of the Combination or the market value of the Shares at any time after Completion. For example, based on the range of closing prices of Acergy S.A. Shares on the Oslo Stock Exchange during the period from June 18, 2010 (the last trading day before Acergy and Subsea 7 announced the proposed Combination), through August 31, 2010, the most recent practicable trading day before the date of this prospectus, the exchange ratio represented a market value ranging from a low of NOK95.9 to a high of NOK117.7 for each share in Subsea 7 Inc.

2.5.3 The ability of Acergy S.A. and Subsea 7 Inc. to complete the Combination is subject to the approval of Acergy S.A.’s and Subsea 7 Inc.’s shareholders, certain closing conditions and the receipt of consents and approvals from government entities and the Cayman Court, which may impose conditions that could adversely affect Acergy or Subsea 7 or cause the Combination to be abandoned.

The Combination Agreement contains certain closing conditions, including approval of the Combination by Acergy S.A.’s and Subsea 7 Inc.’s shareholders, the Cayman Court sanctioning the Scheme of Arrangement, the absence of injunctions or other legal restrictions and that no material adverse effect shall have occurred with respect to either group. In addition, Acergy S.A. and Subsea 7 Inc. will be unable to complete the Combination until approvals are received from the Norwegian anti-trust authorities. No assurance can be given that the necessary closing conditions will be satisfied, nor that necessary approvals will be obtained within the expected timeframe or at all. Anti-trust authorities as well as the Cayman Court may make their approvals conditional upon Acergy S.A. and or Subsea 7 Inc. accepting certain restrictions or conditions. Acergy S.A. and or Subsea 7 Inc. may find such restrictions or conditions unacceptable taking a holistic view of what is in the best interest of their shareholders and the respective company. With respect to merger clearances in Brazil, UK and Australia, restrictions or conditions, if any, may only be known after completion of the Combination. A determination by Acergy S.A., Subsea 7 Inc. or SUBSEA 7 S.A. of whether or not to accept any restriction or condition as aforesaid may nevertheless be considered by shareholders to materially adversely affect the Combined Group following the Combination or any one of Acergy S.A. or Subsea 7 Inc. In addition, no assurance can be provided that restrictions or conditions set by anti-trust authorities or the Cayman Court will not result in the abandonment or delay of the Combination.

2.5.4 Until such a time as the Combination is completed, the pendency of the Combination could adversely affect Acergy and Subsea 7.

In connection with the pending Combination, some of the clients of Acergy S.A. and/or Subsea 7 Inc. may delay or defer contract awards, which could negatively impact revenues, earnings and cashflows regardless of whether the Combination is completed. Additionally, Acergy S.A. and Subsea 7 Inc. have each agreed in the Combination

Agreement to refrain from taking certain actions with respect to their business and financial affairs during the pendency of the Combination (including a general prohibition on soliciting any acquisition proposal or offer for a competing transaction), which restrictions could be in place for an extended period of time if Completion is delayed, and could adversely impact Acergy S.A.’s and Subsea 7 Inc.’s financial condition, results of operations or cashflows or the price of their respective securities.

2.5.5 Failure to complete the Combination could negatively impact Acergy and Subsea 7.

If the Combination is not completed, the ongoing businesses and the market price of Acergy S.A.’s Shares and ADSs and/or Subsea 7 Inc.’s shares may be adversely affected and Acergy S.A. and Subsea 7 Inc. will be subject to several risks, including payment of a termination fee of $50 million by Acergy S.A. or Subsea 7 Inc. being required, under certain circumstances, to the other, if Acergy S.A. or Subsea 7 Inc. terminates the Combination Agreement to accept a superior proposal or in certain other circumstances. The negotiation of and the preparation for completion of the Combination may divert the focus of management from pursuing other opportunities that could be beneficial to Acergy S.A. or Subsea 7 Inc., as applicable, without realising any of the benefits which might have resulted had the Combination been completed.

2.5.6 The Combined Group could incur substantial costs related to the integration of Acergy and Subsea 7.

Acergy S.A. and Subsea 7 Inc. expect that the Combined Group will incur substantial costs in connection with integrating their respective businesses, policies, procedures, operations, technologies and systems. There are a large number of systems that must be integrated, including information management, purchasing, accounting and finance, sales, billing, payroll and benefits, fixed asset and lease administration systems and regulatory compliance. There are a number of factors beyond the control of either party that could affect the total amount or the timing of all of the expected integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately at the present time. These expenses could, particularly in the near term, exceed the savings that the Combined Group expects to achieve from the elimination of duplicative expenses, the realisation of economies of scale and cost savings and revenue enhancements related to the integration of the businesses following the Completion. These integration expenses may result in the Combined Group taking significant charges against earnings following the Completion of the Combination.

2.5.7 Following Completion, the Combined Group may be unable to successfully integrate Acergy’s and Subsea 7’s businesses which could result in the Combined Group’s failure to realise anticipated cost savings, revenue enhancements and other benefits expected from the Combination.

The Combination involves the integration of two companies which currently operate as independent public companies. The Combined Group will be required to devote substantial management attention and resources to integrating its business practices and operations. Potential difficulties the Combined Group may encounter in the integration process include the following:

•

the inability to successfully integrate the respective businesses of Acergy and Subsea 7 in a manner that permits the Combined Group to achieve the cost savings and operating synergies anticipated to result from the Combination, which would result in the anticipated benefits of the Combination (including the expected synergies) not being realised partly or wholly in the time frame currently anticipated or at all;

•

loss of revenue and/or clients as a result of certain clients of either or both of the two companies deciding not to do business with the Combined Group, or deciding to decrease their amount of business with the Combined Group in order to reduce their reliance on a single provider;

•	the integration of personnel from the two companies while maintaining focus on providing consistent, high quality products and client service;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Combination; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the Combination and integrating the two companies’ operations.

In connection with the Combination, Acergy S.A. and Subsea 7 Inc. announced that they expected to achieve synergies of $100 million per annum within 3 years of completion of the Combination, primarily from operating cost and vessel fleet efficiencies. These synergies may not be achieved to the fullest extent or within the timeframe expected, which could have a material adverse effect on the Combined Group’s results of operations.

Achieving the benefits of the Combination will depend in part upon meeting the challenges inherent in the successful integration of global business enterprises of the size and scope of Acergy and Subsea 7.

2.5.8 Business issues currently faced by one company may be imputed to the operations of the other company or the Combined Group.

To the extent that either of Acergy or Subsea 7 currently has or is perceived by clients to have operational challenges, such as on-time performance, safety issues or workforce issues, those challenges may raise concerns by existing clients of the other company following the Combination which may limit or impede Acergy’s, Subsea 7’s or the Combined Group’s future ability to obtain additional work from those clients.

2.5.9 Acergy and/or Subsea 7 may be unable to retain key employees during the pendency of the Combination.

In connection with the pending Combination, current and prospective employees of Acergy and/or Subsea 7 may experience uncertainty about their future roles with the Combined Group following the Combination, which may materially adversely affect the ability of Acergy and/or Subsea 7 to attract and retain key personnel during the pendency of the Combination. Key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the Combined Group following the Combination. Accordingly, no assurance can be given that Acergy or Subsea 7 will be able to retain key employees to the same extent that they have been able to in the past.

2.5.10 Failure to retain key employees and skilled workers could adversely affect the Combined Group following the Combination.

The Combined Group’s performance following the Combination could be adversely affected if the Combined Group is unable to retain certain key employees and skilled workers of Acergy and/or Subsea 7. The loss of the services of one or more of these key employees and skilled workers could adversely affect the Combined Group’s future operating results because of their experience and knowledge of Acergy’s and/or Subsea 7’s business. In addition, current and prospective employees of Acergy and/or Subsea 7 may experience uncertainty about their future roles with the two companies before the Combination is completed and with the Combined Group after the Combination is completed. This may adversely affect the ability of Acergy and/or Subsea 7 to attract and retain key personnel before the Combination is completed and that of the Combined Group after Completion, either of which could adversely affect the Combined Group’s performance following Completion.

2.6 Risks relating to the Issuer’s Shares following Completion

2.6.1 The market value of the Issuer’s shares could decline if large amounts of its Shares are sold following the Combination.

Following Completion, the shareholders of Acergy S.A. and the former shareholders of Subsea 7 Inc. will own interests in the Issuer which will operate an expanded business with more assets and a different mix of liabilities. Current shareholders of Acergy S.A. and Subsea 7 Inc. may not wish to continue to invest in the Combined Group, or may wish to reduce their investment, in order to comply with institutional investing guidelines, to increase diversification or to track any rebalancing of share indices in which Acergy S.A.’s or Subsea 7 Inc.’s shares are included. If, following Completion, large amounts of the Issuer’s Shares are sold, the price of its Shares could decline.

2.6.2 The Combination may be dilutive to the Combined Group’s earnings per share in the near-term, which may negatively affect the market price of Shares.

The Combination may be dilutive to earnings per share in the near-term, based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay any accretion, result in dilution or cause greater dilution than is currently expected, including:

•	adverse changes in energy market conditions;

•	commodity prices for oil, natural gas and natural gas liquids;

•	operating results;

•	increased depreciation costs may result in lower net operating income;

•	competitive conditions;

•	laws and regulations affecting the energy business;

•	capital expenditure obligations; and

•	general economic conditions.

Any dilution of, or decrease or delay of any accretion to, the Combined Group’s earnings per share could cause the price of the Shares or ADSs to decline.

III. CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Any statement in this prospectus including any based on current or past share prices of Acergy S.A. or Subsea 7 Inc. cannot be relied on as a guide to the future performance of Acergy S.A., Subsea 7 Inc. or SUBSEA 7 S.A., the combined entity following Completion of the Combination.

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking information and statements about Acergy, Subsea 7 and the Combined Group based on estimates and assumptions. These statements may be identified by the use of words like ‘believe’, ‘plan’, ‘expect’, ‘anticipate’, ‘intend’, ‘estimate’, ‘may’, ‘project’, ‘will’, ‘should’, ‘seek’ and other similar expressions. These statements include, but are not limited to, statements as to the expected completion of the Combination and benefits of the proposed Combination. The forward-looking statements reflect the current views and assumptions of Acergy and Subsea 7 and are subject to risks and uncertainties. The following factors, and others which are discussed in section ‘II. Risk Factors’, are among those that may cause actual and future results and trends to differ materially from the forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of the two businesses and the ability to achieve benefits therefrom; unanticipated delays, costs, and difficulties related to the Combination, including satisfaction of closing conditions; the ability to recover costs on significant projects; the general economic conditions and competition in the markets and business in which Acergy and Subsea 7 operate; the relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of vessels on order and the timely completion of vessels conversion programme; the impact of laws, regulations and government action, in particular following the Macondo incident; and operating hazards, including spills and environmental damage. Many of these factors are beyond Acergy’s, Subsea 7’s or the Combined Group’s ability to control or predict. Given these factors, investors should not place undue reliance on the forward-looking statements.

These forward-looking statements speak only as of the date on which the statements were made. Neither Acergy S.A., Subsea 7 Inc. nor SUBSEA 7 S.A. undertakes any obligation to publicly update or revise any forward-looking statements or information made in this prospectus or elsewhere, whether as a result of new information, future events or otherwise, except as required by applicable laws and regulations.

IV. TABLE OF DEFINITIONS

4.1 Glossary of legal terms

Acergy or Acergy Group	means Acergy S.A. and its subsidiaries prior to Completion.

Acergy Combination EGM	means the extraordinary general meeting of shareholders of Acergy S.A. which is convened to approve inter alia the Combination, expected to be held on November 9, 2010 or, if such meeting is not quorate, on or about December 13, 2010.

Acergy S.A.	means Acergy S.A., a company incorporated under laws of Luxembourg registered with the Registre de Commerce et des Sociétés in Luxembourg under number B 43 172 with registered office at 412F, route d’Esch, L-2086, Luxembourg.

ADR	means American Depositary Receipt (one Acergy ADR represents one Acergy ADS).

ADS	means an American Depositary Share of the Issuer.

Articles of Incorporation	means the articles of incorporation of Acergy S.A. prior to Completion.

Board or Board of Directors	means the board of directors of the Issuer.

Cayman Court	means the Grand Court of the Cayman Islands.

Cayman Court Order	means the order of the Cayman Court sanctioning the Scheme of Arrangement.

Circular	means the information circular in respect of the Combination being sent to the shareholders of Subsea 7 Inc. as part of the Scheme of Arrangement process in the Cayman Islands.

Combination	means the repurchase and cancellation of all of the Scheme Shares, the issue by Subsea 7 Inc. of new ordinary shares in its capital to Acergy S.A. and the issue of New Acergy Shares to the Scheme Shareholders, to be implemented by means of the Scheme of Arrangement (including the Contribution).

Combination Agreement	means the business combination agreement entered into between Acergy S.A. and Subsea 7 Inc., dated June 20, 2010.

Combined Group	means the combined Acergy and Subsea 7 groups (i) as of the date of this prospectus (or any Supplement thereto) as if the Combination had then become effective and (ii) as of any time after the Combination shall have become effective.

Completion	means that all the following events shall have occurred:

•	approval of the Combination by the Acergy Combination EGM;

•	approval of the Subsea Resolutions by the shareholders of Subsea 7 Inc. at the Subsea EGM;

•	approval of the Scheme of Arrangement by the shareholders of Subsea 7 Inc. at the Court Meeting;

•	the Cayman Court having sanctioned the Scheme of Arrangement;

•	the Cayman Court Order having been filed with the Cayman Islands Registrar of Companies following fulfilment or waiver of all conditions set out in the Combination Agreement,

•	the Combination becoming effective at the Scheme Record Time and the New Acergy Shares having been issued.

Contribution	means the contribution in kind of the Subsea 7 Inc. shares to be issued by Subsea 7 Inc. upon cancellation of the Scheme Shares to Acergy S.A. against the issue of New Acergy Shares.

Convertible loan notes	means the

•	Acergy S.A. $500 million 2.25%. Convertible Notes due 2013

•	Subsea 7 Inc. $300 million 2.80%. Convertible Note Issue 2006/2011

•	Subsea 7 Inc. $275 million 3.50% Convertible Bond Issue 2009/2014.

Court Meeting	means the meeting of the shareholders of Subsea 7 Inc. to consider and if thought fit to approve the Scheme of Arrangement convened by the Cayman Court expected to be held on November 9, 2010.

Executive Management Team	means the executive management team of SUBSEA 7 S.A., comprised of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Senior Vice President — Human Resources, Senior Vice President — General Counsel and Senior Vice President — Business Development & Marketing.

Existing Acergy Shareholders	means the registered holders of Shares immediately before the Scheme of Arrangement becomes effective.

HSR Act	means the Hart-Scott-Rodino Anti-trust Improvements Act of 1976, as amended.

Issuer	means the Luxembourg limited liability company (société anonyme) registered under number B 43 172 whose current legal name is ‘Acergy S.A.’ and which will, upon Completion, become the parent of the Combined Group and will be re-renamed ‘Subsea 7 S.A.’ The Issuer was incorporated on March 10, 1993 as a société anonyme holding under the name ‘STOLT COMEX SEAWAY S.A.’ for an unlimited period of time. On April 13, 2000, the name ‘STOLT COMEX SEAWAY S.A.’ was changed to ‘STOLT OFFSHORE S.A.’ and subsequently to ‘Acergy S.A.’ on April 3, 2006, effective April 10, 2006.

Maximum Issue Number	means the maximum number of New Acergy Shares to be allotted to Subsea 7 Inc. shareholders, as described in section ‘VI. The Transaction — 6.12 Scheme Ratio’.

NASDAQ or NASDAQ Global Select Market	means National Association of Securities Dealers Automated Quotations.

New Acergy Shares	means the new common shares (par value $2) to be issued by Acergy S.A. to the Scheme Shareholders upon Completion in accordance with the Scheme Ratio.

NOK	means Norwegian Krone, the lawful currency of Norway.

Oslo Børs	means Oslo Børs ASA, a regulated market for securities trading in Norway.

Proposed Articles of Incorporation	means the Articles of Incorporation of the Issuer which will result from the changes to the Articles of Incorporation to be approved at the Acergy Combination EGM.

Record Date	means the date as at which a shareholder must own shares in the Issuer in order to be eligible to process a corporate action, such as to receive a declared dividend, or in this case to be eligible to vote at a General Meeting.

Relationship Agreement	means the relationship agreement entered into between Subsea 7 Inc., Acergy S.A. and Siem Industries Inc. dated June 20, 2010.

Relevant Date	means the earlier of (i) midnight December 31, 2010 or (ii) the relinquishing of the special regime provided by the Luxembourg law of July 31, 1929 on the tax regime of financial participation companies (holding companies) pursuant to a decision by the Board of Directors.

Scheme of Arrangement	means the proposed scheme of arrangement under Section 86 of the Cayman Islands Companies Law (2010 Revision) between inter alia Subsea 7 Inc. and Acergy S.A., as displayed in the manner described in ‘XXI. Documents on Display’ with or subject to any modification, addition or condition thereto approved or imposed by the Grand Court of the Cayman Islands and agreed to by Subsea 7 Inc. and Acergy S.A..

Scheme Ratio	means the calculation pursuant to which the New Acergy Shares will be issued to the Scheme Shareholders, as described in ‘VI. The Transaction’.

Scheme Record Time	means 6.00 pm Oslo time on the day the Cayman Court Order is filed with the Cayman Islands Registrar of Companies, being the time at which the Combination becomes effective.

Scheme Shareholders	means the registered holders of the Scheme Shares.

Scheme Shares	means all of the issued and outstanding ordinary shares in Subsea 7 Inc. at the Scheme Record Time.

Shares	means the common shares of the Issuer.

Subsea 7	means Subsea 7 Inc. and its subsidiaries prior to Completion.

Subsea EGM	means the extraordinary general meeting of Scheme shareholders expected to be held on November 9, 2010.

Subsea 7 Inc.	means Subsea 7 Inc., a company incorporated under the laws of the Cayman Islands registered number MC-115107 with registered offices at the offices of Maples Corporate Services Limited, PO Box 309, South Church Street, Grand Cayman, KY1-1104, Cayman Islands.

Subsea Resolutions	means the resolutions to be considered by the shareholders of Subsea 7 Inc. at the Subsea EGM as explained in the section entitled ‘VI. The Transaction — 6.4 The Scheme of Arrangement’.

SUBSEA 7 S.A.	means Acergy S.A. (i) as of the date of this prospectus (or any supplement thereto) as if the Combination had then become effective and (ii) as of any time after the Combination shall have become effective.

UK	means the United Kingdom.

US	means the United States of America.

VPS	means Verdipapirsentralen, the Norwegian central securities depositary.

$ or US Dollars	means the lawful currency of the United States of America.

€	means Euro, being the lawful currency of the Member States of the European Union that adopted the single currency in accordance with the Treaty of Rome establishing the European Economic Community, as amended.

4.2 Glossary of business terms

$1.0 billion facility	means the Acergy S.A. $1.0 billion multi-currency revolving credit and guarantee facility, executed on August 10, 2010 as described in section ‘XII. Capitalisation and Indebtedness’.

$400 million facility	means the Acergy S.A. $400 million amended and restated revolving credit and guarantee facility as described in section ‘XII. Capitalisation and Indebtedness’. This facility was cancelled on August 10, 2010 and all amounts utilised on the execution date have been transferred to the $1.0 billion facility.

$200 million facility	means the Acergy S.A. $200 million multi-currency revolving guarantee facility as described in ‘XII. Capitalisation and Indebtedness’. This facility was cancelled on August 10, 2010 and all amounts utilised on the execution date have been transferred to the $1.0 billion facility.

NOK 977.5 million facility	means the Acergy S.A. NOK 977.5 million Loan and Guarantee Facility as described in ‘XII. Capitalisation and Indebtedness’.

$150 million DnB NOR facility	means the Subsea 7 Inc. $150 million DnB NOR Revolving Credit Facility as described in ‘XII. Capitalisation and Indebtedness’.

$50 million Bank of Scotland facility	means the Subsea 7 Inc. $50 million Bank of Scotland Revolving Credit Facility as described in ‘XII. Capitalisation and Indebtedness’.

$50 million HSBC facility	means Subsea 7 Inc. $50 million HSBC Revolving Credit Facility as described in ‘XII. Capitalisation and Indebtedness’.

Acergy AFMED	means Acergy Africa & Mediterranean as described in ‘VII. Business and Industry — Principal markets — 7.6 Geographic segments’.

Acergy AME	means Acergy Asia & Middle East as described in ‘VII. Business and Industry — Principal markets — 7.6 Geographic segments’.

Acergy Corporate	means Acergy Corporate as described in ‘VII. Business and Industry — 7.6 Principal markets — Geographic segments’.

Acergy NAMEX	means Acergy North America & Mexico as described in ‘VII. Business and Industry — 7.6 Principal markets — Geographic segments’.

Acergy NEC	means Acergy Northern Europe & Canada as described in ‘VII. Business and Industry — 7.6 Principal markets — Geographic segments’.

Acergy SAM	means Acergy South America as described in ‘VII. Business and Industry — 7.6 Principal markets — Geographic segments’.

Acergy Adjusted EBITDA	means the Adjusted EBITDA calculated by Acergy from continuing operations (adjusted earnings before interest, income taxation, depreciation, and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property plant and equipment and intangibles. Adjusted EBITDA margin from continuing operations is an important indicator of the operational strength and the performance of the business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of Acergy’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of Acergy’s liquidity. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry. Adjusted EBITDA for discontinued operations is calculated as per the methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations. Adjusted EBITDA as presented by Acergy may not be comparable to similarly titled measurements, reported by other companies, including Subsea 7.

Backlog	means expected future revenue under in hand projects only where an award has been formally signed. Backlog relating to discontinued operations and Backlog awarded to associates/ joint ventures are excluded from Backlog figures, unless otherwise stated.

BRIC	means Brazil, Russia, India, and China.

Conventional or Conventional Field Development	means the projects relating to the fabrication and installation of fixed platforms and their umbilicals, flowlines and associated pipelines (surface/shallow water developments).

Conventional Refurbishment	means the maintenance and refurbishment of Conventional topside facilities.

Day Rate contract	means a contract in which the contractor is remunerated by the customer at an agreed daily rate (often with agreed escalations for multi-year contracts) for each day of use of the contractor’s vessels, equipment, personnel and other resources and services utilised on the contract. (Such contracts may also include certain Lump Sum payments e.g. for activities such as mobilisation and demobilisation of vessels and equipment.)

Decommissioning	means the taking out of service of production facilities at the end of their economic lives and their removal or partial removal from offshore for recycling and/or disposal onshore.

DP	means Dynamic Positioning.

DP3	means Class 3 Dynamic Positioning. (DP3 is the highest equipment class for dynamic positioning and requires vessels to maintain automatic and manual position and heading control under specified maximum environmental conditions, during and following any single fault including loss of a compartment due to fire or flood. It further requires at least two independent computer systems with a separate backup system separated by A60 class division.)

DSV	means Diving Support Vessel.

E&P	means Exploration and Production.

EBITDA	means earnings before interest, taxes, depreciation and amortisation.

EBT	means employee benefit trust.

EEA	means the European Economic Area.

EPIC	means Engineering, Procurement, Installation and Commissioning.

Flowline	means a pipeline carrying oil, gas or water that connects the subsea wellhead to a manifold or to surface production facilities.

FPSO	means a floating production, storage and offloading unit. A floating vessel used by the offshore industry for the processing and storage of oil and gas.

HMRC	means Her Majesty’s Revenue & Customs, the principal tax authority in the United Kingdom.

IFRS	means the International Financial Reporting Standards as adopted by the European Union.

IMR	means Inspection, Maintenance and Repair (see also definition of ‘Life-of-Field’).

i-Tech	means a division of Subsea 7 that provides remotely operated vehicles and remote intervention tooling services to the global exploration & production industry and as further described in ‘VII. Business and Industry’.

J-Lay	means a pipelay method consisting of welding single lengths of steel pipe onboard a pipelay vessel (either into double, quadruple or hex joints) and lowering the double/quad/hex length of pipeline vertically either through the vessel’s moonpool or over the side of the vessel to the seabed, then repeating the process.

LIBOR	means London InterBank Offered Rate. A daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the London wholesale money market.

Life-of-Field or LoF	means the term used to describe the range of subsea engineering, project management and execution services related to the delivery of integrity management, intervention and construction services that are required to ensure that the life of a producing field is maintained, enhanced or extended. (Also sometimes referred to as ‘IMR’.)

LNG	means liquefied natural gas which is natural gas (predominantly methane) that has been converted temporarily to liquid form for ease of storage or transport.

Lump Sum contract	means a contract in which the contractor is remunerated by the customer at a fixed Lump Sum price which is deemed to include the contractor’s costs, profit and contingency allowances for risks. Any over-run of costs experienced by the contractor arising from, for example, an over-run in schedule due to poor execution or increases in costs of goods and services procured from third parties, unless specifically agreed with the customer in the contract, is for the contractor’s account.

NIBOR	means the Norwegian InterBank Offered Rate. A daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the Norwegian wholesale money market.

NOLs	means Net Operating Losses.

OECM	means offshore engineering, construction, and maintenance.

PFIC	means a passive foreign investment company for US federal income tax purposes.

PLEMs	means Pipeline End Manifolds.

PLETs	means Pipeline End Terminations.

Riser	means a pipe through which liquid travels upward from the seabed to a surface production facility.

ROV(s)	means Remotely Operated Vehicle(s).

S-Lay	means a pipelay method consisting of continuously welding single lengths of steel pipe onboard a pipelay vessel and feeding them in a horizontal manner typically over the stern of the vessel on a ramp (‘stinger’) from where the pipe, under its own weight, forms an ‘S’-shaped catenary as it is lowered to the seabed.

Spoolbase	means a shore-based facility used to facilitate continuous pipe laying for offshore oil and gas production. A spoolbase facility allows the welding of single joints of pipe, predominantly steel pipe of 4” to 18” diameter, into predetermined lengths for spooling onto a pipe-laying vessel.

Subsea 7 Adjusted EBITDA

means the Adjusted EBITDA calculated by Subsea 7 as the net profit adjusted for taxation, net financial items, depreciation, amortisation, impairments and profits or losses on disposals of property, plant and equipment. Adjusted EBITDA and Adjusted EBITDA margin have not been prepared in accordance with International Financial Reporting Standards as issued by the IASB nor as adopted for use in the European Union. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of Subsea 7’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of Subsea 7’s liquidity. Adjusted EBITDA and Adjusted EBITDA margin are important indicators of Subsea 7’s operational strength and the performance of Subsea 7’s business. These non-IFRS measures provide management with a meaningful comparison amongst Subsea 7’s various regions, as they eliminate the effects of financing and depreciation. Adjusted EBITDA margin may also be a useful ratio to compare Subsea 7’s performance to its competitors and is widely used by shareholders and analysts following Subsea 7’s performance. However, Adjusted EBITDA and Adjusted EBITDA margin as presented by Subsea 7 may not be comparable to similarly titled measurements reported by other companies, including Acergy.

Subsea Field Projects	means the range of subsea engineering, design, project management, fabrication and installation services related to the development of new subsea oil and gas fields. The principal services relate to rigid and flexible pipelines, risers, umbilicals and associated construction activities.

SURF, or Subsea Umbilicals, Risers and Flowlines	means Subsea Umbilicals, Risers and Flowlines, which includes infrastructure related to subsea trees or floating production platforms, regardless of water depth, including pipelines, risers, umbilicals, moorings, and other subsea structures such as PLEMs and PLETs.

Survey	means the term used to describe platform and pipeline inspection and construction support (including pre-lay, as-laid and as-trenched-surveys, spool metrology, deepwater positioning and light installation works).

Territory 1	comprises Acergy NEC and Acergy AME.

Territory 2	comprises Acergy AFMED, Acergy NAMEX and Acergy SAM.

Tonnage Tax	means an optional tax regime for shipping companies offered by HMRC that was introduced into the UK tax system as part of the Finance Act 2000.

Trunkline	means projects relating to the installation of large diameter export pipelines worldwide (typically pipelines in excess of 24”).

TSR	means Total Shareholder Return — a measure used to compare the performance of different companies’ stocks and shares over time. It combines share price appreciation and dividends paid to show the total return to the shareholder over a given period.

Umbilical	means an assembly of hydraulic hoses, which can also include electrical cables or optic fibres, used to control subsea structures from an offshore platform or a floating vessel.

Veripos	means a division of Subsea 7 that provides precise navigation and positioning services to the offshore industry, as further described in ‘VII. Business and Industry’.

V. OVERVIEW OF THE TRANSACTION

The following is an overview that highlights information contained in this prospectus. This overview may not contain all the information that is important to an investor. For a more complete description of the Combination Agreement and the Relationship Agreement and the Combination contemplated thereby, Acergy S.A. and Subsea 7 Inc. encourage investors to read carefully this entire prospectus, including the attached annexes. In addition, Acergy S.A. and Subsea 7 Inc. encourage investors to read the information incorporated by reference into this prospectus, which includes important business and financial information about Acergy S.A. and Subsea 7 Inc.. Investors may obtain the information incorporated by reference into this prospectus without charge by following the instructions in section ‘XXIII. Documents Incorporated by Reference’. Information as to how to arrange access to view documents available for inspection is contained in section ‘XXII. Documents Available for Inspection’.

5.1 The Combination

Acergy S.A. and Subsea 7 Inc. have agreed in a business combination agreement to combine the businesses of the two companies (as described under ‘VI. The Transaction’). Under the terms of the Combination Agreement, Subsea 7 Inc. will become a wholly owned subsidiary of Acergy S.A. and Acergy S.A. will be renamed ‘Subsea 7 S.A.’.

The Combination will be effected in the Cayman Islands through a scheme of arrangement pursuant to which all the existing issued and outstanding shares in Subsea 7 Inc. will be repurchased and cancelled, the Scheme Shareholders receive New Acergy Shares and Acergy S.A. receives the entirety of the newly issued Subsea 7 Inc. shares. The Scheme of Arrangement is a court supervised process under Cayman Islands law. In Luxembourg the Combination will be effected by the contribution in kind to Acergy S.A. of all the new shares issued by Subsea 7 Inc. under the Scheme of Arrangement against the issuance to Subsea 7 Inc. shareholders of the New Acergy Shares. The Combination will result in Acergy S.A. holding all shares in Subsea 7 Inc. and the Scheme Shareholders receiving the New Acergy Shares.

In order to implement the Combination, Subsea 7 Inc. will hold a special court-ordered meeting of its shareholders. At the Court Meeting, the shareholders of Subsea 7 Inc. will be asked to approve the Scheme of Arrangement. In addition, in order to facilitate the implementation of the terms of the Scheme of Arrangement, the shareholders of Subsea 7 Inc. will also be asked to approve the Subsea Resolutions at the Subsea EGM to be held immediately following the Court Meeting. Prior to the Court Meeting and the Subsea EGM, the shareholders of Acergy S.A. will hold a general meeting to consider, and if thought fit to approve, amongst other things, the Combination and the authorisation to issue the New Acergy Shares subject to the fulfilment of certain conditions mentioned hereafter (see ‘5.3 Conditions to the effectiveness of the Combination’ within this section). If the Combination is not approved by the respective shareholders of Acergy S.A. and Subsea 7 Inc. with the required majorities, the Combination will not take place. If all the majority and quorum requirements under Luxembourg law and Cayman Islands law are met and the Combination is approved by the respective shareholders of Acergy S.A. and Subsea 7 Inc. and if Acergy S.A. and Subsea 7 Inc. do not jointly agree to abandon the Combination, Subsea 7 Inc. will seek the Cayman Court’s sanction of the Scheme of Arrangement.

The Scheme of Arrangement cannot be completed without the approval of the Cayman Court. In very rare cases the Cayman Court may require amendments, conditions or modifications to the Scheme of Arrangement before agreeing to sanction the Scheme of Arrangement. However, the Cayman Court will not amend the commercial terms of the Scheme of Arrangement. In any event, Subsea 7 Inc. and Acergy S.A. must agree to any suggested changes. Pursuant to the terms of the Scheme of Arrangement, the board of directors of Subsea 7 Inc. may consent to any such amendments, conditions or modifications on behalf of the Subsea 7 Inc. shareholders. When voting to approve the Combination, the shareholders of Acergy S.A. will also be deemed to approve that the Board of Directors of Acergy S.A. may consent to any such amendments, conditions or modifications on behalf of Acergy S.A. shareholders. However, depending on the nature of the conditions, modifications or amendments required by the Cayman Court, Subsea 7 Inc. and Acergy S.A. may be required to seek new shareholder approvals.

If the Cayman Court sanctions the Scheme of Arrangement and if all of the other conditions mentioned here below under ‘5.3 Conditions to the effectiveness of the Combination’ are satisfied, or if allowed by law, waived by Acergy S.A. and Subsea 7 Inc., Subsea 7 Inc. will file the Court Order with the Cayman Islands Registrar of Companies. This filing will cause the Combination to become effective at 6.00 pm Oslo time on the day the Court Order is filed (the ‘Scheme Record Time’).

In any event, the Scheme of Arrangement will lapse at 5 p.m. (Cayman Islands time) on June 30, 2011 (or such later date, if any, as Subsea 7 Inc. and Acergy S.A. may agree and the Grand Cayman Court may allow) if the Scheme Record Time has not occurred on or prior to that date.

The New Acergy Shares are to be admitted to trading on Oslo Børs with effect from the first trading day following Completion.

5.2 The Scheme Ratio

Acergy S.A. will issue New Acergy Shares to the Scheme Shareholders on the basis of the Scheme Ratio, which operates as follows:

(a) in consideration for the repurchase and cancellation of all the Subsea 7 Inc. shares and the issuance of new Subsea 7 Inc. shares to Acergy S.A., each Scheme Shareholder will receive 1.065 New Acergy Shares (except as set out in (b) and (c) below) (to be issued by the Issuer as fully paid up shares which will be free from all encumbrances) for each Scheme Share held at the Scheme Record Time;

(b) no fractions of New Acergy Shares will be allotted to Scheme Shareholders. Instead, any and all fractional shares in Acergy S.A. to which the Scheme Shareholders would otherwise have been entitled to will be aggregated (the total number of such fractions being the ‘Aggregated Fractional Number’) and sold in the market as soon as practicable following Scheme Record Time and the net proceeds of sale shall be paid in cash to each relevant Scheme Shareholder on a pro-rata basis; and

(c) in order to prevent an over-dilution of the existing Acergy S.A. shareholders, the number of New Acergy Shares to be allotted to the Scheme Shareholders cannot exceed 99.99% of the aggregate number of Acergy S.A. shares in issue immediately prior to the Scheme Record Time (the ‘Maximum Issue Number’). In the event that the number of the New Acergy Shares to be issued to the Scheme Shareholders, together with the Aggregated Fractional Number exceeds the Maximum Issue Number, then the Subsea 7 Inc. shareholders’ entitlement to receive New Acergy Shares will be reduced to the Maximum Issue Number on a pro-rata basis. The Scheme Shareholders will then receive cash payments in lieu of the New Acergy Shares they would otherwise have received together with a pro-rata cash payment in respect of any fractional shares, which will have been aggregated and sold in the market. The total cash payment in lieu of the New Acergy Shares will be calculated as (i) the theoretical number of New Acergy Shares to be issued as a result of the Scheme Ratio calculation, less the Maximum Issue Number, multiplied by (ii) the volume weighted average share price of Acergy S.A. shares, in NOK, on Oslo Børs for the ten trading days prior to the effective day of Completion. A US dollar equivalent of the cash payment will be offered, converted using the prevalent USD:NOK closing rate on the date of Completion.

The number of Subsea 7 Inc. shares in issue on the Scheme Record Date and accordingly the number of New Acergy Shares to be allotted to Scheme Shareholders may be affected by the following:

(i) Subsea 7 Inc. has a number of share option plans in issue (see ‘XVI. Management and Employees’). If all of the options that have vested under these plans are exercised prior to the Scheme Record Time, Subsea 7 Inc. will on the basis of the number of shares issued as of August 31, 2010 have 147,610,380 shares outstanding, which would change the number of New Acergy Shares required to be issued and would increase the percentage of Shares the former Subsea 7 Inc. shareholders will hold in the Issuer, subject to the limit set out by the Maximum Issue Number; and

(ii) Subsea 7 Inc. has a number of convertible loan notes outstanding (see ‘XII. Capitalisation and Indebtedness’). Holders of these convertible loan notes have the option to convert these notes into Subsea 7 Inc. shares under the terms and conditions outlined in their respective documentation. If any of these notes is converted prior to the Scheme Record Time, Subsea 7 Inc. will have a greater number of shares outstanding, which would increase the number of New Acergy Shares required to be issued and would increase the percentage of Shares the former Subsea 7 Inc. shareholders will hold in the Issuer, subject to the limit set out by the Maximum Issue Number.

The Maximum Issue Number may be increased in the following circumstances:

(i) Acergy S.A. has a number of share option plans in issue (see ‘XVI. Management and Employees’). If options that have vested under these plans are exercised prior to the Scheme Record Time, Acergy S.A. will have 187,289,166 Shares in issue, which would increase the Maximum Issue Number accordingly;

(ii) Acergy S.A. has $500 million of convertible loan notes outstanding (see ‘XII. Capitalisation and Indebtedness’). Holders of these convertible loan notes have the option to convert these notes into new

Acergy S.A. Shares under the terms and conditions outlined in the note documentation. If any of these notes are converted prior to the Scheme Record Time, Acergy S.A. will have a greater number of Shares in issue, which would increase the Maximum Issue Number accordingly.

5.3 Conditions to the effectiveness of the Combination

The obligations of Acergy S.A. and Subsea 7 Inc. to complete the Combination are subject to the satisfaction or waiver, where legally permissible, of certain conditions, which are summarised as follows:

•	approval of the Scheme of Arrangement by the Subsea 7 Inc. shareholders and sanctioning by the Cayman Court;

•	approval of the Subsea Resolutions at the Subsea EGM by the Subsea 7 Inc. shareholders;

•

approval of the Combination by the general meeting of shareholders of Acergy S.A. and issuance of an independent auditor’s report on the contribution in kind of Subsea 7 Inc.’s shares to Acergy S.A. against the issue of New Acergy Shares;

•

all necessary anti-trust or competition law clearances having been obtained and/or final confirmation having been obtained that no clearance will be required, and/or applicable waiting periods having expired or been terminated (for more information see ‘VI The Transaction — 6.8 Anti-trust Clearances’);

•	the Relationship Agreement being in full force and effect and not having been rescinded or repudiated by any party thereto;

•	customary conditions relating to compliance by each of Acergy S.A. and Subsea 7 Inc. with their respective covenants and agreements under the Combination Agreement;

•	customary conditions relating to warranties remaining true and correct; and

•	absence of any court order or injunction having the effect of preventing or prohibiting Completion.

5.4 Treatment of options, shares awards and Convertible loan notes

In relation to options and share awards (except as noted below), the Combination Agreement provides that Subsea 7 Inc. options and share awards outstanding on Completion will either be compulsorily exchanged for, converted to, or replaced by new equivalent options or share awards in relation to Shares in SUBSEA 7 S.A. If options under the share option plans are not exchanged then they will lapse pursuant to their terms and conditions. Options and share awards of Acergy employees will remain outstanding following Completion and will continue to be governed by their current applicable terms.

In connection with the completion of the Scheme of Arrangement, all awards of Subsea 7 Inc. shares in the form of purchased, dividend and matching shares under the Subsea 7 Inc. Umbrella Employee Share Purchase Plan approved by the Subsea 7 Inc. shareholders on July 12, 2006, as amended (the ‘Subsea 7 Share Purchase Plan’) (other than the UK share incentive plan (‘SIP’)) will vest at the Scheme Record Time. The participants under the Subsea 7 Share Purchase Plan will then receive New Acergy Shares pursuant to the Scheme Ratio as part of the Scheme of Arrangement. No further contributions will be made to the Subsea 7 Share Purchase Plan or the SIP following the Scheme Record Time and no further share awards will be made under any of them. Holders of awards under the SIP shall be invited to direct the trustee of the SIP to agree to the Scheme of Arrangement and will then receive their New Acergy Shares as part of the Scheme of Arrangement.

In relation to Convertible loan notes remaining outstanding as at Completion, Acergy and Subsea 7 have agreed to address any consequences resulting from the Combination in accordance with the terms of such notes and in accordance with applicable law.

5.5 Recommendations of the Acergy S.A. Board of Directors and the Subsea 7 Inc. Board of Directors

By unanimous vote, Acergy S.A.’s board of directors has approved the terms of the Combination Agreement and the transactions contemplated thereby. The Board of Directors of Acergy S.A. unanimously recommends to Acergy S.A.’s shareholders to vote FOR the decision to combine the two companies as contemplated by the Combination Agreement.

By unanimous vote, Subsea 7 Inc.’s board of directors has approved the terms of the Combination Agreement and the transactions contemplated thereby. The board of directors of Subsea 7 Inc. unanimously recommends to Subsea 7 Inc.’s shareholders to vote FOR the Scheme of Arrangement and FOR the Subsea Resolutions in order to combine the two companies as contemplated by the Combination Agreement.

(See ‘VI. The Transaction — 6.17 Reasons for the Transaction’)

5.6 Shareholders entitled to vote: voting requirements

Holders of Acergy S.A. shares whose ownership is directly recorded in one of Acergy S.A.’s shareholders’ registers on the Record Date may vote at the Acergy Combination EGM provided their proxies are deposited at least five days before the date set for such meeting with Acergy S.A. if such holders of Acergy S.A. shares do not physically attend the meeting.

Holders may cast one vote for each Acergy S.A. share that they own on the Record Date of the Acergy S.A. Combination EGM.

In order to effect the Combination, Acergy S.A. shareholders must adopt the decision to combine the companies as contemplated in the Combination Agreement and to issue the New Acergy Shares to the shareholders of Subsea 7 Inc. out of the authorised share capital. The decision to combine the two companies requires the approval of at least two-thirds of the votes cast at the Acergy Combination EGM where at least 50% of the capital of Acergy S.A. is present or represented at the meeting, or the approval of two-thirds of the votes cast, without quorum requirements, at a reconvened meeting if the first meeting was not quorate.

(See ‘VI. The Transaction’)

5.7 Steps required for the Combination

In order to complete the Combination, the following steps will need to be implemented under Cayman Islands law and Luxembourg law, as applicable.

The Acergy Combination EGM will be convened in order to approve the Combination. The ‘Subsea EGM’ and a Court Meeting of the Subsea 7 Inc. shareholders will be convened to approve the Subsea Resolutions and the Scheme of Arrangement respectively.

If the Acergy Combination EGM is not quorate, a second meeting of Acergy S.A. shareholders will need to be held in order to approve the Combination. In that case the Court Meeting and the Subsea EGM to sanction the Scheme of Arrangement will need to be postponed.

Please see ‘VI. The Transaction — 6.3 Acergy S.A.’s Extraordinary General Meeting of shareholders’ for further details on the quorum and majority requirements.

Provided the Acergy S.A.’s shareholders approve the Combination and provided the Subsea 7 Inc. shareholders approve the Subsea Resolutions and the Scheme of Arrangement at the above mentioned meetings, the Cayman Islands Court will be asked to make a Court Order to sanction the Scheme of Arrangement (‘Cayman Court Order’).

Once all other conditions to the Combination are satisfied, Subsea 7 Inc. will file the Cayman Court Order with the Cayman Islands Registrar of Companies. The Scheme of Arrangement will then become effective on its terms. The Combination will become effective at 6.00 pm Oslo time on the day the Cayman Court Order is filed. The Board of Directors of Acergy S.A. will resolve the issuance of the New Acergy Shares as previously authorised by the Acergy S.A. Combination EGM.

5.8 Fairness Opinion of Financial Advisor to Acergy S.A.

On June 20, 2010, NM Rothschild & Sons Limited issued a letter to the Board of Directors of Acergy S.A. confirming that in their opinion, based on information provided and certain other information which they considered relevant, the Combination was fair, from a financial point of view, to the shareholders of Acergy S.A.

5.9 Directors and Management of SUBSEA 7 S.A. after Completion

As fully described in ‘XVI. Management and Employees’, the Issuer will be governed by a board of directors and an executive management team. Pursuant to the Combination Agreement and the Relationship Agreement certain mechanisms have been put in place regarding the appointment of the Issuer’s directors.

The Board of Directors of SUBSEA 7 S.A. will be in charge of the overall management of SUBSEA 7 S.A. The SUBSEA 7 S.A. Board of Directors will be responsible for the performance of all acts of administration necessary or useful in furtherance of the corporate purpose of SUBSEA 7 S.A., except those expressly reserved by Luxembourg law or by the Proposed Articles of Incorporation of SUBSEA 7 S.A. to the general meeting of shareholders. The members of the Board of Directors of SUBSEA 7 S.A. will be appointed and dismissed by the general meeting of shareholders. The Board of Directors of SUBSEA 7 S.A. will delegate authority as appropriate to the Executive Management Team of SUBSEA 7 S.A. Please refer to ‘XVI. Management and Employees’ for further details on the composition of the Board of Directors and Executive Management Team of SUBSEA 7 S.A.

5.10 Name and Registered Offices of the Combined Group after the Combination

The Issuer shall be renamed ‘Subsea 7 S.A.’, upon the Combination becoming effective. The registered office of the Issuer will continue to be located at Acergy S.A.’s current registered office in Luxembourg.

5.11 Share capital of SUBSEA 7 S.A. after the Combination

As noted above, the number of New Acergy Shares to be allotted to the Subsea 7 Inc. shareholders will be subject to the Maximum Issue Number. Based on the number of Acergy S.A.’s shares in issue as of August 31, 2010, Acergy S.A. expects that the Maximum Issue Number available to be issued to Scheme Shareholders will be 184,136,462 New Acergy Shares. The actual number of New Acergy Shares that will be issued to the Scheme Shareholders will depend on the number of Subsea 7 Inc. shares that will be outstanding and issued at the Scheme Record Time which will depend on whether any of the options held by Subsea 7 Inc. shareholders have been exercised in accordance with their share option plans or whether any of the Subsea 7 Inc. Convertible loan notes have been converted into Subsea 7 Inc. shares, in accordance with their terms and conditions. Based on the number of Subsea 7 Inc. shares outstanding as of August 31, 2010, the number of New Acergy Shares expected to be issued to Subsea 7 Inc. shareholders is 156,813,134.

On the basis of the Scheme Ratio and the shares outstanding in each of Acergy S.A. and Subsea 7 Inc. as of August 31, 2010, Acergy S.A. shareholders will hold approximately 54% of the then-issued shares in SUBSEA 7 S.A. In addition thereto, SUBSEA 7 S.A. may issue additional shares as a result of the future exercise of former Subsea 7 Inc. or Acergy S.A. stock options, or as a result of the future conversion of Convertible loan notes.

5.12 Share ownership of the Board of Directors and the management team of the companies

As of August 31, 2010, the aggregate number of Shares held by the Board of Directors of Acergy S.A. and the executive management team of Acergy was 373,170 shares being approximately 0.19% of the total issued share capital of Acergy S.A., excluding options to acquire Acergy S.A. shares and non-vested share awards. Acergy S.A.’s directors and members of Acergy’s executive management team have indicated that they expect to vote in favour of the resolutions to combine Acergy S.A. and Subsea 7 Inc. as contemplated by the Combination Agreement.

As of August 31, 2010, the aggregate number of Subsea 7 Inc. shares held by the board of directors of Subsea 7 Inc. and the executive management team of Subsea 7 was 780,463 shares being approximately 0.53% of the total issued share capital of Subsea 7 Inc., excluding options to acquire Subsea 7 Inc. shares and restricted share awards. Subsea 7 Inc.’s directors and members of Subsea 7’s executive management team have indicated that they expect to vote in favour of the resolutions to combine Acergy S.A. and Subsea 7 Inc. as contemplated by the Combination Agreement.

The Chairman of Subsea 7 Inc., Kristian Siem, is also the Chairman of Siem Industries Inc. As of August 31, 2010, Siem Industries Inc. was the beneficial owner of 65,429,045 Subsea 7 Inc. shares, which represented approximately 44.4% of the total issued share capital of Subsea 7 Inc.. Pursuant to the Relationship Agreement, Siem Industries Inc. has undertaken to vote in favour of the resolutions in relation to the Combination.

5.13 Admission to trading and listing of New Acergy Shares; Delisting of Subsea 7 Inc. shares

As required by the Combination Agreement, the New Acergy Shares will be admitted to trading and listing on Oslo Børs.

Upon the Combination becoming effective, the Subsea 7 Inc. shares are expected to be delisted from Oslo Børs.

5.14 Regulatory Matters

The Combination may be subject to certain regulatory requirements, including filings with anti-trust authorities in certain jurisdictions. Acergy S.A. and Subsea 7 Inc. are continuing to evaluate and comply in all material respects with these requirements, as appropriate.

5.15 Termination of the Combination Agreement

The Combination Agreement may be terminated and the Combination may be abandoned at any time prior to the effective time of the Combination by the mutual written consent of Acergy S.A. and Subsea 7 Inc.. If any of the conditions precedent to the effectiveness of the Combination have not been satisfied or waived, where legally permissible, by June 30, 2011, either party may terminate the Combination Agreement, provided that the right to terminate the Combination Agreement will not be available to the party whose failure to fulfil any condition precedent under the Combination Agreement has been the cause of, or resulted in, the failure of the satisfaction of that condition precedent to occur on or before that date. The terms of the Combination Agreement provide for the payment by either Acergy S.A. or Subsea 7 Inc. of a $50 million termination fee to the other party in case one of them is terminating the Combination Agreement to accept a superior proposal or in certain other circumstances, as well as for a reimbursement in the amount of $7 million for such party’s third party costs and expenses incurred in connection with the Combination in certain other specified circumstances.

5.16 Taxation

Holders of Shares or ADSs may be subject to taxes on distributions, taxes on capital gains or other taxes due to the holding or disposing of Shares. The tax consequences for holders will depend upon their legal personality and residence for tax purposes. Please refer to the information contained in section ‘XIX. Taxation’ within this prospectus. Holders are urged to consult their tax advisors regarding tax consequences of the Combination and of holding and disposing of Shares or ADSs.

5.17 Accounting Treatment

At the Completion Date, the following accounting treatment will occur:

•	the Combination will be considered an acquisition by Acergy S.A. of Subsea 7 Inc.;

•	all recorded assets and liabilities of Acergy shall be carried forward in the Combined Group at their historical book values;

•	all identified assets, liabilities and contingent liabilities of Subsea 7 will be remeasured to fair value on consolidation; and

•	the results of the Combined Group will include the profits and losses of Subsea 7.

VI. THE TRANSACTION

The following is a description of the material aspects of the Combination between Acergy S.A. and Subsea 7 Inc. While Acergy S.A. and Subsea 7 Inc. believe that the following description covers the material terms of the Combination, the description may not contain all the information that is important to investors. Acergy S.A. and Subsea 7 Inc. encourage investors to read carefully this entire prospectus, including the Proposed Articles of Incorporation, the Scheme of Arrangement, the Circular, and the other documents which are incorporated by reference into this prospectus (see ‘XXI. Documents on Display and XXIII. Documents Incorporated by Reference’), for a more complete understanding of the Combination.

6.1 Overview

Both Acergy S.A.’s and Subsea 7 Inc.’s boards of directors have unanimously approved the terms of the Combination Agreement and the transactions contemplated thereby. At Completion, all of the issued and outstanding shares in the capital of Subsea 7 Inc. (the ‘Scheme Shares’) will be repurchased and cancelled. Acergy S.A. will issue New Acergy Shares to the Scheme Shareholders in consideration for the issuance to it of a number of new Subsea 7 Inc. shares identical to the number of Scheme Shares that were repurchased and cancelled. The issuance of the New Acergy Shares is subject to Completion, which is conditional upon inter alia the approval of the Combination by the Acergy Combination EGM and by the Subsea 7 Inc. shareholders, the fulfilment or waiver of the conditions provided by the Combination Agreement and the sanction of the Scheme of Arrangement by the Cayman Grand Court. Acergy S.A. will be renamed ‘Subsea 7 S.A.’ upon Completion.

6.2 Background of the Combination

On June 20, 2010, the boards of directors of Acergy S.A. and Subsea 7 Inc. unanimously approved the Combination and the signing of a Combination Agreement between the parties and a Relationship Agreement with Siem Industries Inc., the largest shareholder of Subsea 7 Inc. and agreed to recommend the Combination to their respective shareholders. On June 20, 2010, NM Rothschild & Sons Limited issued a letter to the Board of Directors of Acergy S.A. confirming that in their opinion, based on information provided and certain other information which they considered relevant, the Combination was fair, from a financial point of view, to the shareholders of Acergy S.A.

On June 21, 2010, Acergy S.A. and Subsea 7 Inc. jointly announced the proposed Combination of the two companies and the agreed exchange ratio pursuant to which Subsea 7 Inc.’s shareholders would receive 1.065 New Acergy Shares for every Subsea 7 Inc. share held by them (subject to conditions set out in ‘6.12 Scheme Ratio’). On the basis of the Scheme Ratio and the shares outstanding in each of Acergy S.A. and Subsea 7 Inc. as of August 31, 2010, upon Completion the former Acergy S.A. shareholders will own approximately 54% and the former Subsea 7 Inc. shareholders will own approximately 46% of the Shares in SUBSEA 7 S.A..

In September 2010, the Board of Directors of Acergy S.A. approved the present prospectus and the convening of the Acergy Combination EGM to approve inter alia the Combination. The Acergy Combination EGM will also be requested to approve sufficient authorised share capital inter alia to:

•	issue the agreed number of New Acergy Shares to the shareholders of Subsea 7 Inc. against the contribution to Acergy S.A. of the entire share capital of Subsea 7 Inc.;

•	service the conversion of all outstanding Acergy S.A. and Subsea 7 Inc. Convertible loan notes;

•	service all outstanding options and share awards under the existing respective option and share awards plans of Acergy S.A. and Subsea 7 Inc.

The Acergy Combination EGM will also be requested to approve changes to the Articles of Incorporation of Acergy S.A. concerning inter alia the change of name to SUBSEA 7 S.A., the objects of the Issuer, certain aspects of its corporate governance and its financial year end and the date of its annual general meeting, and to appoint a new Board of Directors in accordance with the provisions of the Combination Agreement. These approvals will be conditional on the Combination becoming effective.

On September 13, 2010, the board of directors of Subsea 7 Inc. approved the Circular and resolved that Subsea 7 Inc. is authorised to make the requisite application to the Cayman Court to commence the Scheme of Arrangement process in the Cayman Islands.

6.3 Acergy S.A.’s Extraordinary General Meeting of shareholders

In order to implement the Combination in accordance with Luxembourg law, the Acergy Combination EGM must be held in order to approve the Combination and to resolve the creation of an authorised share capital permitting the implementation of the Combination and, conditional upon Completion, to adopt certain amendments to the Articles of Incorporation, including to change its name to ‘Subsea 7 S.A.’ and to appoint a new Board of Directors.

The agenda of the Acergy Combination EGM is attached as Annex A-1. The Proposed Articles of Incorporation which will be in force upon the Combination becoming effective and showing the amendments resulting from the proposed changes are attached as Annex A-2.

The Acergy Combination EGM is expected to be held on November 9, 2010. In order to validly deliberate, a quorum of at least 50% of the capital of Acergy S.A. must be present or represented. If that quorum is not reached, the Acergy Combination EGM will be reconvened to be held on or about December 13, 2010. No quorum will be required at this reconvened meeting.

The Board of Directors may also resolve to cancel the holding of the meeting in the event that there are material changes to the proposed Combination, including but not limited to failure to obtain satisfactory antitrust clearances.

A majority of two thirds of the votes cast at the Acergy Combination EGM will be required to approve the proposed resolutions in order for them to be validly passed. If the Acergy Combination EGM does not approve the Combination and all the other resolutions tabled thereat, the Combination between Acergy S.A. and Subsea 7 Inc. cannot take place.

With respect to the issue of New Acergy Shares against the contribution to Acergy S.A. of new Subsea 7 Inc. shares, Ernst & Young, société anonyme, Luxembourg, will be required to issue, prior to Completion, a written auditor’s report to the Board of Directors on the valuation of the contribution in kind, as required pursuant to Luxembourg law.

The New Acergy Shares will be admitted to trading and listing on Oslo Børs upon or immediately following Completion as further described under ‘XVII. Description of Share Capital’.

6.4 Scheme of Arrangement

Under Cayman Islands law, in order for Subsea 7 Inc. to give effect to the Combination, it must implement a Scheme of Arrangement process in the Cayman Islands with its Scheme Shareholders. The Scheme of Arrangement is a court supervised process and will result in Acergy S.A. holding all the shares in Subsea 7 Inc. and the Scheme Shareholders receiving New Acergy Shares. For the Scheme of Arrangement documentation please refer to ‘XXI. Documents on Display’.

In order for Subsea 7 Inc. to effect the Scheme of Arrangement, it must hold a specially ordered court meeting (the ‘Court Meeting’) of the shareholders of Subsea 7 Inc.. The Court Meeting will be held in accordance with an order of the Cayman Court dated September 20, 2010 which, as a matter of Cayman Islands law, Subsea 7 Inc. was required to obtain prior to holding the Court Meeting. Subsea 7 Inc. expects to hold the Court Meeting to approve the Scheme of Arrangement Proposal (as such term is defined in the Scheme of Arrangement documentation) on November 9, 2010 at 2.00 pm Cayman Islands time. However, the date of the Court Meeting will be adjourned to the date of the reconvened Acergy Combination EGM, expected to be on or about December 13, 2010 in the event it is necessary to reconvene the Acergy Combination EGM due to a lack of quorum. The Court Meeting may also be adjourned in the event that all relevant anti-trust or competition law clearances are not obtained.

At the Court Meeting, the shareholders of Subsea 7 Inc. will be asked to approve the Scheme of Arrangement. The Scheme of Arrangement must be approved by the affirmative vote of a majority in number of the registered holders of Subsea 7 Inc. ordinary shares present and voting, in person or by proxy, holding 75% or more of the Subsea 7 Inc. ordinary shares voted at the Court Meeting. If the shareholders of Subsea 7 Inc. do not approve the Scheme of Arrangement at the Court Meeting by the required majorities, Subsea 7 Inc. will be unable to seek the sanction of the Cayman Court, and the Combination between Acergy S.A. and Subsea 7 Inc. cannot take place.

In connection with the Scheme of Arrangement, Subsea 7 Inc. is also calling an extraordinary general meeting (the ‘Subsea EGM’) of the shareholders of Subsea 7 Inc. to approve a number of resolutions required to facilitate the implementation of the terms of the Scheme of Arrangement.

The Subsea EGM is expected to be held immediately after the Court Meeting, on November 9, 2010 at 2.30 pm Cayman Islands time. If it is necessary to adjourn the Subsea EGM, the shareholders of Subsea 7 Inc. will be asked to resolve to adjourn the Subsea EGM to the same date (expected to be on or about December 13, 2010) at 2.30 pm Cayman Islands time. At the Subsea EGM, Subsea 7 Inc.’s board of directors will ask the ordinary shareholders of Subsea 7 Inc., to pass three resolutions (collectively the ‘Subsea Resolutions’) in order to facilitate the implementation of the Scheme of Arrangement. The Subsea Resolutions are as follows:

(a) The Share Repurchase Proposal

The Scheme of Arrangement involves the repurchase and cancellation of the Scheme Shares. Under Cayman Islands law and Subsea 7 Inc.’s articles of association, in order for Subsea 7 Inc. to repurchase and cancel its issued share capital in this manner, the repurchase and cancellation must be approved by an ordinary special resolution of the shareholders of Subsea 7 Inc. at the Subsea EGM.

(b) The Combination Proposal

Subsea 7 Inc.’s board of directors is of the view that the Combination is of such importance to Subsea 7 Inc. and its shareholder that it is appropriate to obtain shareholder approval to approve the Combination by way of a special resolution at the Subsea EGM.

(c) The Articles Amendment Proposal

The purpose of this proposal is to amend the current articles of association of Subsea 7 Inc. to include a new article which will provide that any Subsea 7 Inc. shares issued after the Scheme Record Time on conversion of outstanding Subsea 7 Inc. Convertible loan notes other than to SUBSEA 7 S.A. will be automatically repurchased and cancelled by Subsea 7 Inc. In return, the Issuer will deliver Shares to that new shareholder on the same terms as under the Scheme of Arrangement and pursuant to a ratio of 1.065 Shares for one Subsea 7 Inc. share.

The Share Repurchase Proposal, the Combination Proposal and the Articles Amendment Proposal must be approved by a majority of at least two-thirds of the Subsea 7 Inc. ordinary shares present and voting, whether in person or by proxy.

The Share Repurchase Proposal and the Articles Amendment Proposal are subject to the Scheme of Arrangement becoming effective and, if approved, will not become effective until the Scheme Record Time. If the shareholders of Subsea 7 Inc. do not pass the Subsea Resolutions at the Subsea EGM, the Scheme of Arrangement cannot become effective and the Combination between Acergy S.A. and Subsea 7 Inc. cannot take place.

If the Scheme of Arrangement and the Subsea Resolutions are approved at the Court Meeting and the Subsea EGM respectively (and Acergy S.A. and Subsea 7 Inc. do not abandon the Scheme of Arrangement), Subsea 7 Inc. will seek the Cayman Court’s sanction of the Scheme of Arrangement.

As at August 31, 2010, Siem Industries Inc., the largest shareholder of Subsea 7 Inc. was the beneficial owner of 65,429,045 Subsea 7 Inc. shares, representing approximately 44.4% of the total issued share capital. Pursuant to the Relationship Agreement, Siem Industries Inc. has undertaken to vote in favour of the resolutions in relation to the Combination.

Subsea 7 Inc. and Acergy S.A. cannot complete the Combination unless the Cayman Court approves the Scheme of Arrangement. Subject to the shareholders of Subsea 7 Inc. approving the Scheme of Arrangement, the Cayman Court will hold a sanction hearing to approve the Scheme of Arrangement (the ‘Sanction Hearing’). The Sanction Hearing is expected to be held on November 23, 2010 provided the first Acergy Combination EGM is quorate and approves all resolutions. If it is necessary to adjourn and reconvene the Acergy Combination EGM, the Subsea EGM and the Court Meeting, it will also be necessary to adjourn the Sanction Hearing to a later date, anticipated to be January 7, 2011. In very rare cases at the Sanction Hearing, the Cayman Court may require amendments, conditions or modifications to the Scheme of Arrangement before agreeing to sanction the Scheme of Arrangement. However, the Cayman Court will not amend the commercial terms of the Scheme of Arrangement. In any event, Subsea 7 Inc. and Acergy S.A. must agree to any suggested changes. However, depending on the nature of the conditions, modifications or amendments required by the Cayman Court, Subsea 7 Inc. and Acergy S.A. may be required to seek new shareholder approvals.

Even if the shareholders of Subsea 7 Inc. approve the Scheme of Arrangement at the Court Meeting, the Cayman Court retains discretion whether or not to sanction the Scheme of Arrangement at the Sanction Hearing. If the

Cayman Court does not sanction the Scheme of Arrangement, the Combination between Subsea 7 Inc. and Acergy S.A. cannot take place. However, in determining whether to exercise its discretion, the Cayman Court will consider, among other things, whether the Scheme of Arrangement is fair to the shareholders of Subsea 7 Inc. In doing so, the Cayman Court will place considerable weight on the views of the shareholders of Subsea 7 Inc., as expressed through the vote at the Court Meeting.

6.5 Completion of the Combination

Following the approval by the Acergy Combination EGM (as described under ‘6.3 Acergy S.A.’s Extraordinary General Meeting of shareholders’), subject to the approval of the Scheme of Arrangement by the shareholders of Subsea 7 Inc. at the Court Meeting but prior to the sanction of the Cayman Court (as described under ‘6.4 Scheme of Arrangement’), the Board of Directors will convene to resolve, on the basis of the authorised capital approved by the Acergy Combination EGM, to issue the New Acergy Shares to the Scheme Shareholders against the allocation to Acergy S.A. of all the new Subsea 7 Inc. shares in Subsea 7 Inc. pursuant to the Scheme of Arrangement.

Under Luxembourg corporate law, the issue of the shares in a société anonyme against the contribution of assets other than cash requires the drawing up of a report by an independent auditor who will pass on the valuation of such assets (the ‘Auditor’s Report’). Ernst & Young, société anonyme, Luxembourg has been appointed by the Board of Directors to issue the Auditor’s Report. The Auditor’s Report will be required to be issued before the Sanction Hearing.

If the Cayman Court sanctions the Scheme of Arrangement and if all of the other pre-conditions are satisfied or, if allowed by law, waived (see ‘6.6 Conditions of the Combination’) and Subsea 7 Inc. and Acergy S.A. do not jointly agree to abandon the Combination, Subsea 7 Inc. intends to file the court order sanctioning the Scheme of Arrangement with the Cayman Islands Registrar of Companies by January 7, 2011. This filing will cause the Combination to become effective at 6.00 pm Oslo time on the day the Court Order is filed (the ‘Scheme Record Time’). Acergy and Subsea 7 do not anticipate the Scheme Record time will occur earlier than January 2, 2011, even if all conditions are satisfied or, if allowed by law, waived before that date. The Scheme of Arrangement will lapse at 5.00 pm (Cayman Islands time) on June 30, 2011 (or such later date, if any, as Subsea 7 Inc. and Acergy S.A. may agree and the Cayman Court may allow) if the Scheme Record Time has not occurred on or prior to that date.

At and around the Scheme Record Time, the following steps will occur:

(a) the Scheme Shares will be repurchased and cancelled and thereby cease to exist;

(b) Subsea 7 Inc. will allot and issue a number of Subsea 7 Inc. ordinary shares to Acergy S.A. that is equal to the number of the Scheme Shares that were repurchased and cancelled as set forth above;

(c) in consideration for the repurchase of the Scheme Shares and the issuance and allotment of new ordinary shares in Subsea 7 Inc. to Acergy S.A., Acergy S.A. will allot and issue New Acergy Shares in accordance with the Scheme Ratio to the VPS accounts of the Scheme Shareholders; and

(d) the change of name of Acergy S.A. to ‘Subsea 7 S.A.’ and the other changes to its Articles of Incorporation and the corporate appointments approved by the Acergy Combination EGM will become effective.

6.6 Conditions to the Combination

In addition to the approval of the Combination, the Scheme of Arrangement and the related resolutions described above by the Acergy Combination EGM, the Court Meeting and the Subsea EGM, the issue of the Auditor’s Report and the Cayman Court sanction, the effectiveness of the Combination will be subject to certain other conditions which can be summarised as follows:

•

All necessary anti-trust or competition law clearances having been obtained and/or final confirmation having been obtained that no clearance will be required, and/or applicable waiting periods having expired or been terminated (for more information see ‘6.8 Anti-trust Clearances’);

•	the Relationship Agreement being in full force and effect and not having been rescinded or repudiated by any party thereto;

•	customary conditions relating to compliance by each of Acergy S.A. and Subsea 7 Inc. with their respective covenants and agreements under the Combination Agreement;

•	customary conditions relating to warranties remaining true and correct; and

•	absence of any court order or injunction having the effect of preventing or prohibiting Completion.

6.7 Expected combination timeline

The timeline below assumes that all conditions precedent are fulfilled or, to the extent possible, waived. Even if all conditions precedent are satisfied at an earlier date, the parties do not intend to implement Completion until after January 1, 2011 in order to implement the Combination at an optimum time for both parties and in particular to facilitate the preparation of annual accounts for the previous financial year.

6.7.1 If first Acergy Combination EGM is quorate

Acergy S.A.	Subsea 7 Inc.

• June 20, 2010 — Approval of the Combination by Acergy S.A.’s Board of Directors	• June 20, 2010 — Approval of the Combination by Subsea 7 Inc.’s board of directors

• June 21, 2010 — Joint announcement	• June 21, 2010 — Joint announcement

• November, 9, 2010 — Approval by first Acergy Combination EGM	• November 9, 2010 — Approval by Court Meeting and Subsea EGM

• Anticipated date for Board of Directors resolving the issue of New Acergy Shares — Auditors issue Auditor’s Report: November 23, 2010	• November 23, 2010 — Court Hearing • November 23, 2010 — Cayman Court sanction

• Anticipated date for issue of New Acergy Shares to Scheme Shareholders: January 7, 2011	• Anticipated date for Filing of Court Order: January 7, 2011 • Anticipated date for Scheme Record Time: January 7, 2011 at 6.00 pm Oslo time

6.7.2 If first Acergy Combination EGM is not quorate

Acergy S.A.	Subsea 7 Inc.

• June 20, 2010 — Approval of the Combination by Acergy S.A.’s Board of Directors	• June 20, 2010 — Approval of the Combination by Subsea 7 Inc.’s board of directors

• June 21, 2010 — Joint announcement	• June 21, 2010 — Joint announcement

• November 9, 2010 — first Acergy Combination EGM- no quorum	• November 9, 2010 — Court Meeting and Subsea EGM adjourned

• December 13, 2010 — Approval by second Acergy Combination EGM	• December 13, 2010 — Approval by adjourned Court Meeting and Subsea EGM

• Anticipated date for Board of Directors resolving the issue of New Acergy Shares — Auditors issue Auditor’s Report: January 6, 2011	• January 6, 2011 — anticipated date for adjourned Court Hearing • January 6, 2011 — anticipated date for Court sanction

• Anticipated date for issue of New Acergy Shares to Scheme Shareholders: January 7, 2011	• Anticipated date for Filing of Court Order: January 7, 2011 • Anticipated date for Scheme Record Time: January 7, 2011 at 6.00 pm Oslo time

6.8 Anti-trust Clearances

The Combination is subject to the regulatory requirements of antitrust authorities in certain jurisdictions. Acergy S.A. and Subsea 7 Inc. are taking all necessary steps to comply with these requirements as appropriate.

On July 9, 2010 Acergy S.A. and Subsea 7 Inc. submitted their application to the Secretary of Economic Law —Ministry of Justice (‘SDE’), the Secretariat for Economic Monitoring of the Ministry of Finance (‘SEAE’) and the Administrative Council for Economic Defense (‘CADE’) in Brazil.

On August 9, 2010 Acergy S.A. and Subsea 7 Inc. submitted their respective applications to the US Federal Trade Commission and the Anti-trust Division of the US Department of Justice. On September 9, 2010, the waiting period in connection with the application terminated, at which point the Combination was cleared by the relevant US authorities.

On September 5, 2010, Acergy S.A. and Subsea 7 Inc. submitted a draft notification to the United Kingdom Office of Fair Trading. On September 6, 2010, Acergy S.A. and Subsea 7 Inc. submitted a standardised notification to the Norwegian Competition Authority. The outcome of these applications is not yet known. Anti-trust clearance will also be sought in Australia.

Acergy S.A. and Subsea 7 Inc. cannot rule out the possibility that one or more of the regulatory approvals required to complete the Combination will not be obtained on a timely basis or at all, or that any of the governmental entities with which filings have been, or are to be, made may seek new or additional regulatory concessions as conditions for granting approval of the Combination.

6.9 Convertible loan notes

In relation to the Convertible loan notes, Acergy S.A. and Subsea 7 Inc. have agreed to address any consequences resulting from the Combination in accordance with the terms of such notes and in accordance with applicable law.

6.9.1 Subsea 7 Inc. $275 million 3.50% convertible loan notes due 2014

With respect to the Subsea 7 Inc. $275 million 3.50% convertible loan notes due 2014, if and when the Combination with Acergy becomes effective, subject to meeting the requirements set out in the terms and conditions of the notes, these notes will remain in place within the Combined Group. Arrangements will be put in place under which the indebtedness under the notes will be assumed by SUBSEA 7 S.A. solely or jointly with Subsea 7 Inc. and these notes will be convertible into SUBSEA 7 S.A. Shares, under equivalent conversion terms of Subsea 7 Inc. shares to Acergy S.A. shares pursuant to the ratio of 1.065 Shares for each entitlement to one Subsea 7 Inc. share. (See ‘XII. Capitalisation and Indebtedness — 12.4.2 Convertible loan notes’.)

6.9.2 Subsea 7 Inc. $300 million 2.80% convertible loan notes due 2011

Pursuant to the terms of the Subsea 7 Inc. $300 million 2.80% convertible loan notes due 2011, the Combination will constitute a ‘change of control’ which gives the holders of such notes various rights including a right to redeem the notes. It is Subsea 7 and Acergy’s intention to address the rights of the holders of the notes and take such steps as required by the trustee and enter into such other undertakings and assume such obligations as required under the terms and conditions of the notes, in accordance with the terms of the Combination Agreement and the terms and conditions of the notes and in accordance with all applicable laws. (See ‘XII. Capitalisation and Indebtedness — 12.4.2 Convertible loan notes’.)

6.9.3 Subsea 7 Inc. $175 million zero coupon convertible loan notes due 2017

Excluding notes cancelled, redeemed or held in treasury, $3.4 million of these notes remain outstanding as of June 30, 2010. Subsea 7 Inc. has the right to call the remaining notes at any time and has undertaken in the Combination Agreement to redeem any notes outstanding on or prior to Completion.

6.10 Options

The Combination Agreement provides that Subsea 7 Inc. options and share awards in issue on Completion will either vest and be exchanged for New Acergy Shares or be compulsorily exchanged for, converted to, or replaced by new equivalent options or share awards. If options under the share option plans are not exchanged then they will lapse pursuant to their terms and conditions. Where options and awards are exchanged for new equivalent options or awards over Shares then they will remain governed by the rules of the relevant Subsea 7 stock plan. Subsea 7 Inc. options and awards over shares which are exchanged or rolled-over shall be replaced by that whole number of Shares determined and calculated in accordance with a ratio of 1.065 Shares for each entitlement to one Subsea 7 Inc. share and for any options the exercise price will be correspondingly adjusted so that the aggregate exercise price of the Subsea 7 Inc. options prior to the exchange is equal to the aggregate exercise price of the substituted SUBSEA 7 S.A. option after the exchange.

SUBSEA 7 S.A. will provide for a number of authorised Shares, equivalent to the number of Shares issuable upon the exercise of Subsea 7 Inc. options, or the vesting of the Subsea 7 Inc. share awards, provided it may also choose to deliver existing Shares to those entitled to Shares under such plan.

Options and share awards held by Acergy employees shall remain outstanding following Completion, automatically becoming options or share awards over Shares in SUBSEA 7 S.A. and shall continue to be subject to the same terms and conditions as under the currently applicable Acergy S.A. option and share awards plans and their governing instruments (see ‘XVI. Management and Employees’).

6.11 Structure of the Combination and applicable legal framework

As described above, the Combination will be implemented by way of a contribution in kind to Acergy S.A. of new Subsea 7 Inc. shares pursuant to the terms of the Scheme of Arrangement. The issuance of New Acergy Shares to the Scheme Shareholders and the Combination occur, as a matter of Luxembourg law, in accordance with the provisions of the Luxembourg law of August 10, 1915 on commercial companies, as amended.

As a matter of Cayman Islands law, the transaction is implemented pursuant to the Scheme of Arrangement in accordance with Section 86 of Cayman Islands companies law (2010 Revision).

Upon the terms and subject to the conditions set forth in the Combination Agreement, on Completion, Acergy S.A. will become the parent company of Subsea 7 Inc., after which Acergy S.A. shall be renamed ‘Subsea 7 S.A.’.

6.11.1 Acergy S.A.’s current abbreviated legal structure

6.11.2 Subsea 7 Inc.’s current abbreviated legal structure

6.11.3 Structure of SUBSEA 7 S.A.

Upon the terms and subject to the conditions set forth in the Combination Agreement, on Completion, Acergy S.A. will become the parent company of Subsea 7 Inc., after which Acergy S.A. shall be renamed ‘Subsea 7 S.A.’. Following Completion, the Issuer’s abreviated legal structure will be as follows:

6.12 Scheme Ratio

The boards of directors of both Acergy S.A. and Subsea 7 Inc. reached an agreement early in discussions that the Combination should be effected on market terms and the Scheme Ratio was agreed based on an analysis of both short and medium term historical trading of Acergy S.A. and Subsea 7 Inc. shares.

On the basis of the Scheme Ratio and the shares outstanding in each of Acergy S.A. and Subsea 7 Inc. as of August 31, 2010, upon Completion the former Acergy S.A. shareholders will own approximately 54% and the former Subsea 7 Inc. shareholders will own approximately 46% of the outstanding Shares in SUBSEA 7 S.A.

The Issuer will issue New Acergy Shares to the Scheme Shareholders, calculated on the basis of the Scheme Ratio, which operates as follows:

(a) in consideration for the repurchase and cancellation of the Scheme Shares, each Scheme Shareholder will, for each Scheme Share held at the Scheme Record Time, receive 1.065 New Acergy Shares (subject to conditions set out in (b) and (c) below), to be issued by the Issuer as fully paid up and free from all encumbrances;

(b) no fractions of New Acergy Shares will be allotted to Scheme Shareholders. Instead, any and all fractional shares in the Issuer to which the Scheme Shareholders would otherwise have been entitled will be aggregated (the total number of such fractions being the ‘Aggregated Fractional Number’) and sold in the market as soon as practicable following the Scheme Record Time and the net proceeds of sale shall be paid in cash to the relevant Scheme Shareholders through VPS on a pro-rata basis; and

(c) in order to prevent an over dilution of the existing Acergy S.A. shareholders, the number of New Acergy Shares to be allotted to the Subsea 7 Inc. shareholders cannot exceed 99.99% of the aggregate number of Acergy S.A. shares in issue prior to the Scheme Record Time (the ‘Maximum Issue Number’). In the event that the number of the New Acergy Shares to be issued to the Subsea 7 Inc. shareholders, together with the Aggregated Fractional Number exceeds the Maximum Issue Number, then the Subsea 7

Inc. shareholders’ entitlement to receive New Acergy Shares will be reduced to the Maximum Issue Number on a pro-rata basis. The Subsea 7 Inc. shareholders will then receive cash payments in lieu of the New Acergy Shares they would otherwise have received together with a pro-rata cash payment in respect of any fractional shares, which will have been aggregated and sold in the market. The total cash payment in lieu of the New Acergy Shares will be calculated as (i) the theoretical number of New Acergy Shares to be issued as a result of the Scheme Ratio calculation, less the Maximum Issue Number, multiplied by (ii) the volume weighted average share price of Acergy S.A. shares, in NOK, on Oslo Børs for the ten trading days prior to the effective day of Completion. A US dollar equivalent of the cash payment will be offered to the relevant Subsea 7 Inc. shareholders, converted using the prevalent USD:NOK closing rate on the date of Completion.

The number of Subsea 7 Inc. shares in issue on the Scheme Record Date and accordingly the number of New Acergy Shares to be allotted to Scheme Shareholders may be affected by the following:

(i) Subsea 7 Inc. has a number of share option plans in issue (see ‘XVI. Management and Employees’). If all of the options that have vested under these plans are exercised prior to the Scheme Record Time, Subsea 7 Inc. will on the basis of the number of shares issued as of August 31, 2010 have 147,610,380 shares outstanding, which would change the number of New Acergy Shares required to be issued and would increase the percentage of Shares the former Subsea 7 Inc. shareholders will hold in the Issuer, subject to the limit set out by the Maximum Issue Number; and

(ii) Subsea 7 Inc. has a number of convertible loan notes outstanding (see ‘XII. Capitalisation and Indebtedness’). Holders of these convertible loan notes have the option to convert these notes into Subsea 7 Inc. shares under the terms and conditions outlined in their respective documentation. If any of these notes are converted prior to the Scheme Record Time, Subsea 7 Inc. will have a greater number of shares outstanding, which would increase the number of New Acergy Shares required to be issued and would increase the percentage of Shares the former Subsea 7 Inc. shareholders will hold in the Issuer, subject to the limit set out by the Maximum Issue Number.

The Maximum Issue Number may be increased in the following circumstances:

(i) Acergy S.A. has a number of share option plans in issue (see ‘XVI. Management and Employees’). If options that have vested under these plans are exercised prior to the Scheme Record Time, Acergy S.A. will have 187,289,166 Shares in issue, which would increase the Maximum Issue Number accordingly;

(ii) Acergy S.A. has $500 million of convertible loan notes outstanding (see ‘XII. Capitalisation and Indebtedness’). Holders of these convertible loan notes have the option to convert these notes into new Acergy S.A. Shares under the terms and conditions outlined in the note documentation. If any of these notes are converted prior to the Scheme Record Time, Acergy S.A. will have a greater number of Shares in issue, which would increase the Maximum Issue Number accordingly.

6.13 Overseas Shareholders

If any Scheme Shareholder has a registered address in a jurisdiction outside Norway, Luxembourg, the Cayman Islands, the UK or the USA, and Acergy S.A. is advised that the allotment and/or issue of New Acergy Shares to that Scheme Shareholder would or may infringe the laws of such jurisdiction or would or may require Acergy S.A. to observe any governmental or other consent or any registration, filing or other formality, with which Acergy S.A. is unable to comply or which Acergy S.A. and Subsea 7 Inc. agree is unduly onerous to comply with, Acergy S.A. may, in its sole discretion, either:

(a) determine that the New Acergy Shares shall not be allotted and/or issued to such Scheme Shareholder but shall instead be allotted and issued to a nominee appointed by Acergy S.A. as bare trustee for such holder on terms that the nominee shall, as soon as practicable following the Scheme Record Time, sell the New Acergy Shares so allotted and issued at the best price which can reasonably be obtained at the time of sale and account for the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax payable thereon) to such holder by the fourteenth day following the Scheme Record Time. In the absence of bad faith or wilful default, none of Acergy S.A., Subsea 7 Inc., or the nominee shall have any liability for any loss or damage arising as a result of the timing or terms of such sale; or

(b) determine that the New Acergy Shares shall be sold, in which event the New Acergy Shares shall be issued to such Scheme Shareholder and Acergy S.A. shall appoint a person to act (and such person shall be authorised) on behalf of such Scheme Shareholder to procure that any shares in respect of which Acergy

S.A. has made such determination shall as soon as practicable following the Scheme Record Time be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax payable thereon) shall be paid to such Scheme Shareholder by the fourteenth day following the Scheme Record Time. To give effect to any such sale, the person so appointed shall be authorised on behalf of such Scheme Shareholder to execute and deliver a form of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of Acergy S.A., Subsea 7 Inc. or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

6.14 Listing and admission to trading of New Acergy Shares

On the first trading day on Oslo Børs following Completion, the New Acergy Shares will be listed and admitted to trading on Oslo Børs as further described under ‘XVII. Description of Share Capital’.

6.15 Delisting of Subsea 7 Inc. shares

Following Completion it is expected that the Subsea 7 Inc. shares will be delisted from Oslo Børs.

6.16 Material agreements related to the Combination

The following summary describes selected material provisions of the Combination Agreement and the Relationship Agreement. The Combination Agreement and the Relationship Agreement are available for inspection by arrangement at the offices of Acergy S.A.’s Luxembourg legal counsel, Elvinger, Hoss & Prussen (see ‘XXII. Documents available for inspection’).

6.16.1 The Combination Agreement

The warranties and covenants described below and included in the Combination Agreement were made by each of Acergy S.A. and Subsea 7 Inc. to the other. These warranties and covenants were made as of specific dates. In addition, these warranties and covenants may have been included in the Combination Agreement in order to allocate risk between Acergy S.A. and Subsea 7 Inc. rather than to establish matters of fact. If material facts exist that contradict the warranties and covenants in the Combination Agreement, these will be disclosed elsewhere in this prospectus and as such, investors should read the information provided elsewhere in this prospectus and in the documents incorporated by reference into this prospectus for information regarding Acergy S.A. and Subsea 7 Inc. and their respective businesses. (See ‘XXIII Documents Incorporated by Reference’). Some of Acergy S.A.’s and Subsea 7 Inc.’s warranties and covenants are qualified as to materiality or ‘Material Adverse Effect’ as described in the Combination Agreement.

Structure of the Combination:

On June 20, 2010, Acergy S.A. and Subsea 7 Inc. entered into the Combination Agreement. The Combination will be effected through the Scheme of Arrangement under which Subsea 7 Inc. shareholders will receive New Acergy Shares in SUBSEA 7 S.A., which are to be admitted to trading on Oslo Børs. The Combination Agreement and the Scheme of Arrangement provide for a Scheme Ratio whereby each Subsea 7 Inc. shareholder will receive 1.065 Shares in SUBSEA 7 S.A. for every Subsea 7 Inc. share it owns as at the Scheme Record Time, less any fractions of shares, and subject to the Maximum Issue Number. Following Completion, former Subsea 7 Inc. shareholders will, in aggregate, hold approximately 46% of the Shares in SUBSEA 7 S.A. based on the number of shares in Subsea 7 Inc. and Acergy S.A. outstanding as at August 31, 2010. The issue of new Shares in SUBSEA 7 S.A. will be extended to any new Subsea 7 Inc. shares to be issued upon conversion or exercise prior to Completion of options and/or conversion of Subsea 7 Inc. convertible loan notes. Upon the terms and subject to the conditions set forth in the Combination Agreement, on Completion Acergy S.A. will become the parent company of Subsea 7 Inc. upon which Acergy S.A. shall be renamed ‘Subsea 7 S.A.’. See ‘6.6 Conditions to the Combination’ and ‘6.12 Scheme Ratio’ for a more detailed description of the implementation of the Combination and the Scheme Ratio.

Structure of the Combination and applicable legal framework:

The Combination Agreement is subject to English law and jurisdiction.

As described above, the Combination will involve the contribution in kind to Acergy S.A. of all the shares in Subsea 7 Inc. The issuance of New Acergy Shares to the former shareholders of Subsea 7 Inc. and the Combination occurs as a matter of Luxembourg law, in accordance with the provisions of the Luxembourg law of August 10, 1915 on commercial companies, as amended.

As a matter of Cayman Islands law, the Combination is implemented pursuant to the Scheme of Arrangement, in accordance with Section 86 of Cayman Islands companies law (2010 Revision).

Corporate Governance Matters:

The Combination Agreement further provides for the contemplated composition of the Board of Directors and the Executive Management Team of SUBSEA 7 S.A. as from Completion. See ‘XVI. Management and Employees’ for a description of the corporate governance and certain related matters of Acergy S.A., Subsea 7 Inc. and SUBSEA 7 S.A.

Convertible loan notes:

In relation to Convertible loan notes remaining outstanding as at Completion, Acergy S.A. and Subsea 7 Inc. have agreed to address any consequences resulting from the Combination in accordance with the terms of such notes and in accordance with applicable law.

Options:

The Combination Agreement provides that Subsea 7 Inc. options and share awards outstanding on the Effective Date will either vest and be exchanged for New Acergy Shares or be compulsorily exchanged for, converted to or replaced by new equivalent options or awards over shares in SUBSEA 7 S.A. See ‘6.10 Options’ and ‘XVI. Management and Employees’ for a more detailed description.

Warranties:

The Combination Agreement contains certain warranties given by each of Acergy S.A. and Subsea 7 Inc. to the other as of the date of the Combination Agreement relating inter alia to the following matters, subject to the exceptions described in the Combination Agreement:

•	incorporation, existence, good standing and corporate authority to carry out their respective businesses;

•	corporate authorisations to execute, deliver and perform the Combination Agreement and the transactions contemplated thereby and the validity of the Combination Agreement;

•	each party’s capital structure;

•	organisation, existence and good standing of the respective party’s subsidiaries and their capacity to carry on their businesses;

•

absence of a violation of applicable law and that either party and its respective subsidiaries hold all permits and licenses or other valid rights to use all intellectual property necessary for the ownership, leasing and operation of their respective assets or the conduct of their respective businesses;

•	absence of any governmental consent, approval or authorisation necessary for the execution of the Combination Agreement; and

•

that each party and their respective subsidiaries maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as such party and its respective subsidiaries consider prudent for the conduct of their respective business.

Covenants:

(a) Conduct of business

Acergy S.A. and Subsea 7 Inc. have agreed that from the date of the Combination Agreement until the earlier of the Combination becoming effective or the termination of the Combination Agreement, except as expressly provided in the Combination Agreement, both Acergy S.A. and Subsea 7 Inc. will conduct their respective operations consistent with past practice in all material respects, preserve intact their business organisation and maintain satisfactory relationships with those persons having business relationships with them. Specific notification mechanisms with regard to any event or circumstance having a material adverse effect on the Combination are provided for under the Combination Agreement.

(b) No solicitation

Acergy S.A. and Subsea 7 Inc. have agreed that until the Combination becomes effective or, if earlier, the Combination Agreement is terminated, neither Acergy S.A. and Subsea 7 Inc. nor any of its subsidiaries shall, directly or indirectly initiate or facilitate any proposal or offer by any third party (including to its shareholders) with respect to a tender or exchange offer, scheme of arrangement, re-organisation or similar transaction(s).

(c) Meetings to obtain shareholders’ approval

Acergy S.A. and Subsea 7 Inc. have agreed to call and hold the required shareholder meetings to seek approval of the Combination.

(d) Filings and co-operation

Acergy S.A. and Subsea 7 Inc. have agreed to co-operate with the other and use reasonable commercial endeavours to take all actions necessary to consummate and make effective the Combination and the other transactions contemplated by the Combination Agreement as soon as practicable, including inter alia preparing and filing all documentation and obtaining all consents, approvals, permits and authorisations to consummate the Combination.

(e) Expenses

Acergy S.A. and Subsea 7 Inc. have agreed that whether or not the Combination is consummated, all costs and expenses incurred in connection with the Combination Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except in the circumstances summarised in ‘(j) Termination Fee’ below.

(f) Employment matters

Acergy S.A. and Subsea 7 Inc. have agreed that at the time of the Completion becoming effective, each of SUBSEA 7 S.A. and Subsea 7 Inc. and their respective subsidiaries will continue the employment of all of their respective employees who are employed as of the day immediately prior to the Combination becoming effective.

(g) Financing

Acergy S.A. and Subsea 7 Inc. have agreed to use their reasonable commercial endeavours to obtain the consent of any counterparty to any of their respective existing financing arrangements required as a result of the Combination.

(h) Taxation

Acergy S.A. and Subsea 7 Inc. have agreed (i) that the Combination Agreement and the documents and resolutions effecting the Combination are intended to be a ‘plan of reorganisation’ within the meaning of the US Treasury Regulations promulgated under section 368 of the Internal Revenue Code of 1986, as amended (the ‘Code’), (ii) to treat the Combination as a ‘reorganisation’ within the meaning of section 368(a) of the Code, and (iii) to file all returns, statements, forms, and reports (including elections, declarations, disclosures, schedules, estimates, and information returns) for US federal, state, and local tax purposes in a manner consistent with the characterisation of the Combination as described in (d), and to take no position inconsistent with such characterisation for US federal, state, and local tax purposes, including in any audit or judicial or administrative proceeding, unless otherwise required by a ‘determination’ within the meaning of section 1313 of the Code.

(i) Directors’ and Officers’ indemnifications and insurance

Acergy S.A. and Subsea 7 Inc. have agreed that for six years after Completion, Acergy S.A. shall indemnify and hold harmless the present and former directors, officers and employees of Subsea 7 Inc. and its subsidiaries to the same extent such persons are indemnified or have the right to advancement of expenses as of the date hereof by Subsea 7 Inc. pursuant to Subsea 7 Inc.’s or its subsidiaries’ articles of association or any indemnification agreements and purchase a tail policy to the current policy of directors’ and officers’ liability insurance maintained by Subsea 7 Inc. with respect to claims arising from facts or events that occurred on or before Completion.

(j) Termination fee:

The terms of the Combination Agreement provide for the payment by Acergy S.A. or Subsea 7 Inc. of a $50 million termination fee to the other by the party terminating the Combination Agreement to accept a superior proposal or in certain other circumstances as well as for a reimbursement in the amount of up to $7 million for such party’s third party costs and expenses incurred in connection with the Combination in certain other specified circumstances.

6.16.2 The Relationship Agreement

The Relationship Agreement between Subsea 7 Inc., Acergy S.A. and Siem Industries Inc. provides for certain relationship arrangements between the parties thereto, including the nomination of up to two directors to the Board of Directors of SUBSEA 7 S.A. by Siem Industries Inc. provided the shareholding of Siem Industries Inc. meets certain threshold levels.

Restrictions on shareholding:

Under the terms of the Relationship Agreement, certain restrictions apply to the interests of Siem Industries Inc. and its affiliates in the share capital of the Issuer.

For a standstill period of 30 months commencing on June 20, 2010, (the ‘Standstill Period’) Siem Industries Inc. shall not, and shall procure that its affiliates shall not, without the prior consent of Subsea 7 Inc. and Acergy S.A. (in the period prior to Completion) or SUBSEA 7 S.A. (in the period after Completion if applicable), as applicable, acquire any equity interests in Subsea 7 Inc., Acergy S.A. or SUBSEA 7 S.A. which would increase directly or indirectly the aggregate number of Shares beneficially held by Siem Industries Inc. and its affiliates to more than 24.9% of the outstanding Shares after Completion. If, during the standstill period, any affiliate of Siem Industries Inc. acquires any equity interests in Subsea 7 Inc., Acergy S.A. or SUBSEA 7 S.A. which increases directly or indirectly the aggregate number of shares held by Siem Industries Inc. and its affiliates to more than 24.9% of the outstanding Shares in SUBSEA 7 S.A., then Siem Industries Inc. shall, on request by SUBSEA 7 S.A., promptly sell such number of Shares as to reduce the aggregate number of Shares beneficially held by Siem Industries Inc. to not more than 24.9% of the outstanding Shares. This restriction shall cease to apply immediately following the announcement of a bona fide offer by a third party for the acquisition of control of either Acergy S.A., or Subsea 7 Inc. or SUBSEA 7 S.A..

For a period of six months commencing on Completion (the ‘Lock-up Period’), Siem Industries Inc. shall not, and shall procure that its affiliates will not, transfer, dispose of, or agree to transfer or dispose of, any Shares beneficially held by it which would result in the aggregate number of Shares beneficially held by Siem Industries Inc. and its affiliates falling below 80% of the number of Shares beneficially held by Siem Industries Inc. and its affiliates immediately after Completion (such number of Shares being the ‘Restricted Shares’). If at any time in the period of six months commencing on the expiry of the Lock-up Period, Siem Industries Inc. or its affiliates wishes to transfer or dispose of any Restricted Shares, such transfer or disposal shall be carried out in consultation with SUBSEA 7 S.A. and Siem Industries Inc. shall use all reasonable endeavours to dispose or transfer such Shares in a manner that does not disrupt the market for the issued capital of SUBSEA 7 S.A..

Representation on SUBSEA 7 S.A.’s Board of Directors:

Under the Relationship Agreement, for as long as Siem Industries Inc. and its affiliates retain a shareholding in SUBSEA 7 S.A. of at least 80% of the Shares held by Siem Industries Inc. on Completion, Siem Industries Inc. and its affiliates may nominate two persons for appointment to the Board of Directors of SUBSEA 7 S.A.. For as long as Siem Industries Inc. and its affiliates retain a shareholding in SUBSEA 7 S.A. of at least 10%, but less than 80% of the Shares held by Siem Industries Inc. and its affiliates on Completion, Siem Industries Inc. and its affiliates may nominate one person for appointment to the Board of Directors of SUBSEA 7 S.A.. As of the date of this prospectus, Kristian Siem is the only director nominated by Siem Industries Inc. under the Relationship Agreement. These provisions of the Relationship Agreement are subject to an overriding requirement for the majority of the Board of SUBSEA 7 S.A. to be comprised of Independent Directors (as defined in the Combination Agreement for the duration of the Standstill Period) and of ‘independent directors’ as defined in the Proposed Articles of Incorporation thereafter. See ‘XVI. Management and Employees — 16.1. The Board of Directors of SUBSEA 7 S.A.’.

Election of independent directors:

Following Completion and for the remainder of the Standstill Period, any candidate proposed by the SUBSEA 7 S.A. Board of Directors to the general meeting of shareholders shall either comply with the definition of Independent Director provided in the Combination Agreement or, where the Board of Directors determines that such candidate should be proposed as an Independent Director notwithstanding that he or she does not correspond to that definition, the Board of Directors shall provide shareholders with the reasons as to why such candidate is proposed despite such non-compliance.

Following Completion and for the remainder of the Standstill Period, Siem Industries Inc. undertakes to either abstain from voting or to vote against (in its discretion) any resolution at a general meeting of shareholders of SUBSEA 7 S.A. to elect a person that has been proposed as a new director of SUBSEA 7 S.A. if the election of such person would mean that a majority of the Board would cease to be comprised of Independent Directors, except that Siem Industries Inc. may at a general meeting of shareholders of SUBSEA 7 S.A. vote in favour or against or abstain from voting (in its discretion) any resolution to re-elect a person as director of SUBSEA 7 S.A. where such person had been duly nominated by Siem Industries Inc. or the SUBSEA 7 S.A. Board of Directors has proposed such person as a director or has recommended that shareholders vote in favour of the (re-) election of such person as a director of SUBSEA 7 S.A..

Siem Industries Inc. Undertaking to vote in favour of the Combination:

Under the terms of the Relationship Agreement, Siem Industries Inc. irrevocably and unconditionally undertakes in favour of Subsea 7 Inc. and Acergy S.A. that it will exercise all voting rights attaching to its shareholding in Subsea 7 Inc. by voting (i) in favour of the resolutions in relation to the Combination and (ii) against any resolution in opposition to the Combination. This undertaking shall cease to apply immediately following the announcement of an offer by a third party for the acquisition or control of either Subsea 7 Inc. or Acergy S.A. which represents an offer on better terms than the Combination.

No solicitation:

Siem Industries Inc. has undertaken that, from the date of the Relationship Agreement until the Combination becomes effective, neither it nor its affiliates nor their respective officers, directors or employees shall solicit or initiate any acquisition proposal relating to Subsea 7 Inc..

Termination:

The Relationship Agreement will terminate (i) upon termination of the Combination Agreement, (ii) an acquisition by a person or a group of persons acting in concert prior to Completion of shares in Acergy S.A. and/or Subsea 7 Inc. resulting in such person/group of persons holding an aggregate shareholding in SUBSEA 7 S.A. that would be greater than that held by Siem Industries Inc. and its affiliates at that time (in each case assuming that Completion occurred at that time) or (iii) upon an acquisition by a person or a group of persons acting in concert at any time after Completion of Shares in SUBSEA 7 S.A. that would result in such person/group of persons holding an aggregate shareholding in SUBSEA 7 S.A. that is greater than the shareholding in SUBSEA 7 S.A. held by Siem Industries Inc. at that time.

6.17 Reasons for the Transaction

Acergy and Subsea 7 believe that the Combination will combine global leaders in seabed-to-surface engineering and construction with a presence in all major offshore oil and gas regions and the ability to provide clients a step-change in service offering. It is the combined view of Acergy S.A. and Subsea 7 Inc. that the Combination is an excellent strategic fit for both companies, with industry fundamentals strongly supporting the logic of the Combination.

6.17.1 Strength and scale

The Combination is expected to allow the Combined Group to better meet the growing size and technical complexity of offshore projects and will be well positioned to take advantage of future offshore growth opportunities globally. The complementary fit of the different strengths and the enhanced operational capability should allow the Combined Group to deliver enhanced long-term value. The Combined Group will be able to provide a full spectrum of offshore services for clients, utilising its enlarged and diversified fleet, supported by extensive fabrication and onshore facilities, access to a greater depth of project management, engineering and technical expertise, together with its access to high value technologies. The Combined Group will have a stronger balance sheet and should be better able to deliver efficiencies, including those arising from efficiencies of scale and capital deployment.

6.17.2 Diversified fleet and depth of services

The Combined Group will benefit from a high-end, well diversified and highly complementary fleet, comprising in aggregate 42 vessels that will allow more flexibility to optimise fleet schedules. It will also be able to offer clients a greater depth of project management, engineering, technical expertise and high-value technologies. This includes engineering, fabrication, procurement, installation and commissioning services for Subsea Umbilical, Riser and Flowline projects (SURF), Conventional Field Development and Life-of-Field projects (including Inspection, Maintenance and Repair, Survey and Decommissioning).

Acergy brings J-lay capability through Antares, Acergy Polaris, Acergy Borealis from 2012 and Sapura 3000. Subsea 7 brings rigid reel-lay capability through Seven Oceans and Seven Navica. Acergy will also provide conventional pipelay and heavy lift, including S-lay to the combined entity. The combined entity will also have a high-specification flexlay fleet with access to product via NKT Flexibles (a joint venture of Acergy). Subsea 7 adds additional diverless construction capacity and capability, both parties bring new state-of-the-art DSVs. The combined IMR/survey fleet positions the Combined Group to target the growing demand for Life-of-Field services.

The excellent strategic fit of the different strengths of each company should position the Combined Group to deliver enhanced long-term value for all stakeholders.

6.17.3 Synergies and cost savings

Acergy and Subsea 7 believe that the Combination will give rise to substantial operating cost and vessel fleet synergies. These synergies are expected to amount to at least $100 million per annum from operating costs and vessel fleet synergies within three years of Completion.

Operating cost synergies are anticipated to be realised as a result of a number of factors, such as the optimisation of procurement and subcontracting costs, the removal of duplications in tendering and other operating processes and further expense savings arising as a result of the integration process.

Vessel fleet synergies are anticipated to be realised as a result of the Combined Group’s enhanced capacity to tender for and deliver the increasingly large and complex projects expected to be coming to market in the medium term future, more efficient fleet deployment and scheduling and an optimisation of fleet transit times, including a reduction in the number of intercontinental transits required.

In addition to the $100 million operating cost and vessel fleet synergies, the Group also expects cashflows to be strengthened through a reduction in recurring capital expenditures, through an optimisation of construction, logistical and support facilities and through a more efficient deployment of offshore equipment amongst the fleet. Further substantial one-off and discretionary capital expenditure savings are also anticipated over the next five year forecast period.

6.17.4 Complementary values and management strategies

The success of the Combination is underpinned by Acergy and Subsea 7’s common values and objectives. Both Acergy and Subsea 7 share certain fundamental management philosophies, ethics and values, including commitments to growth and financial discipline, innovation, high safety standards for the personnel and the aspirations to minimise environmental impacts and a desire to achieve their common objective of creating a leader in the seabed-to-surface engineering and construction industry. Following the Combination, the Combined Group’s strategy will remain focused on key markets with long-term, strong and sustainable growth characteristics.

VII. BUSINESS AND INDUSTRY

7.1 Market Overview

7.1.1 Acergy’s principal activities

Acergy operates in the market for engineering, project management, procurement, fabrication, installation, construction, commissioning and maintenance of offshore pipelines, fixed surface production facilities and associated infrastructure. Acergy is an offshore engineering, construction, and maintenance (‘OECM’) company, working for oil and gas companies worldwide.

Acergy delivers its services to its clients on a project-by-project basis. Each project has its own requirements, based on factors including: technical specifications, location and client needs. The OECM market comprises the following project types:

•	Conventional, which includes projects relating to the fabrication and installation of fixed platforms and their umbilicals, flowlines and associated pipelines (shallow water developments).

•

SURF, which includes infrastructure related to subsea trees or floating production platforms, regardless of water depth, including pipelines, risers, umbilicals, moorings and other subsea structures, such as manifolds.

•	Trunklines, which includes the installation of large diameter export pipelines worldwide (typically pipelines in excess of 24”).

•	Conventional Refurbishment, which involves the maintenance and refurbishment of Conventional topside facilities.

•	Life of Field, which includes integrity management of installed infrastructure, including planned inspection, routine maintenance, repair, incremental developing and finally abandonment.

Acergy has a fleet of 22 world-class pipelay, construction and diving support vessels. In recent years, the fleet has undergone an extensive capital investment programme to upgrade and expand its capability and capacity, in particular to serve deepwater markets. The vessels are mobile assets and are deployed wherever in the world they are required to operate. In addition, Acergy’s offshore operations are supported by fabrication and logistics bases. Many of the assets and other resources deployed by Acergy to execute projects are suitable to work on several types of project.

Acergy specialises in creating and applying innovative and efficient solutions in response to the technical complexities faced by its oil and gas clients as they explore and develop offshore production fields in deepwater and other challenging environments. In doing so, Acergy provides services and products that add value for its clients throughout the entire life cycle of offshore oil and gas field exploration, development and production.

Acergy serves the following project types:

Conventional:

This comprises engineering, construction and installation activities relating to shallow water platforms attached to the seabed and their associated pipelines. Conventional projects involve shallow water activities and broadly proven technology, typically under long-term contracts or EPIC projects. Conventional activities include the design, construction and installation of fixed platforms. Acergy also provides, in certain locations, extensive local content including the fabrication of platform jackets and topsides providing strong links with local communities and increased local employment in these countries.

Acergy currently executes Conventional type projects in West Africa, as well as in Asia Pacific through its joint venture (SapuraAcergy), and heavy-lift worldwide through its Seaway Heavy Lifting joint venture.

Subsea Umbilicals, Risers and Flowlines (‘SURF’):

This comprises the engineering, fabrication, procurement, installation and construction work relating to oil and gas fields that are developed subsea, in which the production wellhead is on the seabed, usually in deepwater or harsh and challenging environments. This includes large multi-year, often engineering, procurement, installation and commissioning (‘EPIC’) projects encompassing pipelay, riser and umbilical activities of a complete field development, tieback projects, involving pipelaying, umbilical installation and, in some cases, trenching or ploughing, to connect a new or additional subsea development to an existing production facility. The installations of jumpers and spool pieces, as well as ‘hot-tapping’ including hyperbaric welding, are also typical SURF activities. This capability also includes construction and diving support ship charters and rental of equipment including construction support ROVs.

Trunklines:

Trunklines involves the offshore installation of large diameter pipelines used to carry oil and gas over large distances, often intercontinental. The disposal of Acergy Piper in 2008, Acergy’s sole unit dedicated to trunkline projects, represents Acergy’s discontinuance of this operation as a stand-alone activity. However vessels such as Sapura 3000 can, and Acergy Borealis (when completed) is expected to, occasionally be involved in this project type.

Life-of-Field:

Life-of-Field projects include Inspection, Maintenance and Repair (‘IMR’) and Survey.

IMR: Acergy provides a comprehensive range of subsea inspection, maintenance and repair services to keep oil and gas fields worldwide producing at optimum capacity. Acergy’s services include platform surveys, debris removal and pipeline inspections using both divers and/or ROV inspection on producing oil and gas field infrastructure, as a regular activity throughout the life of the offshore field. Acergy has a number of ongoing long-term maintenance contracts with leading operators, and also provide on-demand call-out services where required.

Survey: Acergy provides comprehensive support for both external clients and internal projects in the fields of construction support, platform and pipeline inspection and seabed mapping using specialised Survey ships and Survey ROVs. The construction support activities include pre-lay, as-laid and as-trenched surveys, spool metrology, deepwater positioning and light installation works. Platform inspection is performed both underwater and on topsides.

Conventional Refurbishment:

This comprises a comprehensive range of maintenance and refurbishment, including platform and pipeline refurbishment, relating to shallow water platforms. Acergy also provides, in certain locations, extensive local content including the pre-fabrication of refurbishment components, providing strong links with local communities and increased local employment in these countries.

7.1.2 Subsea 7’s principal activities

Subsea 7 is a global offshore engineering and construction contractor within the oil and gas industry with assets around the world, including onshore assets (such as offices, pipeline welding spool bases and fabrication facilities) and vessels.

Subsea 7 offers the full spectrum of products and capabilities to deliver SURF projects and Life-of-Field projects to clients. These include project management, conceptual engineering, pipeline design, fabrication and installation through to inspection, repair and maintenance and asset integrity management. Projects are delivered by a large pool of experienced in-house project managers and engineers, who have an exceptional track record and technical knowledge base from which to deliver large-scale EPIC projects or projects executed on a long-term day-rate basis.

Subsea 7 has a fleet of 20 world-class pipelay, construction and diving support vessels. In recent years, the fleet has undergone a capital investment programme of over $1 billion to upgrade and expand its capability and capacity, in particular to serve deepwater areas. The vessels are mobile assets and are deployed wherever in the world they are required to operate. In addition, Subsea 7’s offshore operations are supported by a number of global pipeline fabrication and logistics bases.

Project capabilities:

Subsea 7 offers the following project capabilities:

SURF:

Subsea 7 has a presence in all the major oil and gas basins globally. Subsea 7 has a proven track record in all types of SURF project activities including pipelines, risers, umbilicals and construction.

Subsea 7 designs, builds and installs a range of high-quality, cost-effective rigid pipeline solutions. In addition, Subsea 7 designs, fabrications and installs pipeline bundles.

Subsea 7 has installed some of the deepest umbilicals in the world, including at Independence Hub in the US Gulf of Mexico where Subsea 7 installed umbilicals down to almost 2,750 metres. Subsea 7 also played a key role in the development of Petrobras’ Roncador field in the Campos Basin, a field with over 40 flexible flowlines, totalling a length in excess of 400 kilometres.

Subsea 7 designs, fabricates and installs rigid risers, including most recently in Brazil where it installed the world’s first ‘lazy-wave’ steel catenary risers on the Shell BC-10 project. In addition, Subsea 7 installs flexible risers in shallow and deepwater using flexlay and triple-lay methods.

Subsea 7 provides project management and engineering support and a wide range of subsea construction services including the lifting and installation of templates, spools, flying leads, manifolds and jumpers, pipeline installation support services such as tie-ins, trenching, survey, inspection, testing and commissioning, in support of SURF projects. An ongoing technical development programme, allied to investment in new vessels and equipment, helps to ensure its position as a leading provider of rigid pipelay services globally.

Life-of-Field projects:

Subsea 7 delivers a full suite of services for subsea Life-of-Field projects.

Subsea 7 provides integrity assurance services to clients around the world in both deep and shallow water. It delivers a comprehensive service supported by its depth of engineering and management resources, its large pool of qualified offshore personnel.

Subsea 7 is a world leader in underwater remote intervention technology services and is one of the largest saturation diving companies in the world. Its fleet of ROVs is supported by a team of in-house electrical, software, structural and mechanical engineers who are specialists in the design and operation of bespoke remote tooling for global deepwater markets.

Modifications to the infrastructure of subsea fields to extend life or expand capacity are becoming increasingly required on fields to maximise recovery from the field assets. Subsea 7 is able to deliver this capability in its Life-of-Field projects.

i-Tech:

i-Tech, a division of Subsea 7, is a provider of ROVs and remote intervention tooling services to the global exploration and production industry. Since Subsea 7 pioneered the use of the first ROV onboard a drill rig back in 1980, i-Tech has been at the forefront of remote intervention technology. Subsea 7 operates an advanced fleet of more than 70 ROV systems and employ in excess of 650 highly skilled engineers, technicians, managers and business support personnel around the world. i-Tech operates out of four regional centres: Asia-Pacific, Brazil, Europe & Africa and North & Central America, together with several country and project support facilities.

Veripos:

Veripos, a division of Subsea 7, provides precise navigation and positioning services to the offshore industry. Its products and services, which include comprehensive training programmes, are widely used by professionals in key areas of the offshore industry — including Seismic Exploration, Survey & Construction, DP Marine and DP Drilling.

7.1.3 Complementary service offerings of Acergy and Subsea 7

The combination of Acergy and Subsea 7 is expected to allow the Combined Group to be better able to meet the growing size and technical complexity of offshore projects, driven by the demand to access ever more remote reserves in increasingly harsh environments. The Combination will create a global leader in seabed-to-surface engineering and construction able to provide clients a step-change in service offering. This includes engineering, procurement, installation and commissioning services for SURF projects, Conventional Field Development projects, Conventional Refurbishment projects and Life-of-Field projects (including Inspection, Maintenance and Repair, Survey and Decommissioning).

The Combined Group will provide access to a high-end, well diversified fleet, comprising 42 vessels that will allow more flexibility to optimise fleet schedules. It will also be able to offer clients a greater depth of project management, engineering, technical expertise and high-value technologies. The excellent strategic fit of the different strengths of each company positions the new company to deliver enhanced long-term value for all stakeholders.

Acergy brings J-lay capability through Antares, Acergy Polaris, Acergy Borealis from 2012 and Sapura 3000. Subsea 7 brings rigid reel-lay capability through Seven Oceans and Seven Navica. Acergy will also provide conventional pipelay and heavy lift, including S-lay to the combined entity. The combined entity will also have a high-specification flexlay fleet with access to product via NKT Flexibles. Subsea 7 adds additional diverless construction capacity and capability, both parties bring new state-of-the-art DSVs. The combined IMR/survey fleet positions the Combined Group to target the growing Life-of-Field sector.

Strategy of the Combined Group:

It is the combined view of Acergy S.A. and Subsea 7 Inc. that the Combination is an excellent strategic fit of different strengths and should allow the Combined Group to enhance its ability to serve its target markets and to deliver a step-change in service provision for existing and new clients. The strategy following the proposed Combination will remain focused on key sectors with long-term, strong and sustainable growth characteristics. The Combined Group will maintain a continued focus on the deepwater and harsh and challenging environments of the global OECM market in particular in a number of key geographies where significant developments in the medium-term are expected.

Life-of-Field projects are expected to develop significantly as field developments mature and require these services and as older infrastructure comes to the end of its original design life, and new increasingly complex subsea infrastructure is installed. The Combined Group will also continue to pursue opportunities in Conventional Field Developments and Conventional Refurbishment.

Over the coming years, Acergy and Subsea 7 believe that access to new reserves will be in increasingly harsh and challenging environments and offshore developments are set to become deeper and more complex. The offshore market represents a strong growth opportunity in the medium and long-term with an increasing need to deliver technically challenging contracts efficiently. Acergy and Subsea 7 believe that the proposed Combination will provide opportunities to further serve the complex medium and long-term needs of their clients.

Clients:

The level of construction services required by any particular client depends on the size of that client’s capital expenditure budget devoted to construction plans in a particular year. Consequently, clients that account for a significant portion of contract revenue in one fiscal year may represent an immaterial portion of contract revenue in subsequent fiscal years.

The business typically involves a relatively concentrated number of significant projects in any year. Consequently, both Acergy and Subsea 7 expect that a limited number of clients will account for significant portions of the revenue in any year.

In fiscal year 2009, Acergy had 40 clients worldwide, of which 25 were major national and international oil and gas companies. In fiscal year 2009, ExxonMobil, Statoil and Chevron Texaco accounted for approximately 25%, 15% and 8% of the revenue from continuing operations respectively. In 2008, ExxonMobil, Statoil and Chevron Texaco accounted for approximately 28%, 12% and 9% of the revenue from continuing operations, respectively. During fiscal years 2009 and 2008, the ten largest clients accounted for approximately 75% and 77%, respectively of revenue from continuing operations, and over that period six clients, Total, Statoil, Petrobras, ExxonMobil, Chevron Texaco and Shell consistently featured among the ten largest clients.

Subsea 7 has a wider client base due largely to the i-Tech and Veripos divisions. In 2009 Petrobras, Shell, Statoil and BP accounted for approximately 21%, 18%, 18% and 14% of revenues respectively. In 2008, Shell, Statoil, Petrobras, BP and Chevron Texaco accounted for approximately 15%, 15%, 15%, 13% and 10% of revenues respectively. During fiscal years 2009 and 2008 eight clients, Addax, BP, Centrica, ConocoPhillips, Petrobras, Shell, Statoil and Total, consistently featured among the ten largest clients.

Competition:

The demand for OECM services is driven by the global nature of the oil and gas markets, and consequently most market participants operate on a worldwide basis. Consequently, the OECM industry remains highly competitive.

The contract price is one of the primary factors in determining which qualified contractor with available equipment will be awarded a contract. Clients also consider other criteria in their evaluations, such as the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation. Furthermore, a local presence and a guaranteed minimum percentage of local content is an important factor with a significant political value in certain countries. Notwithstanding this, the global nature of the OECM market allows for the manpower and equipment that may be located elsewhere to be transportable to other locations, which allows for competition from a worldwide supplier base. The supply-side of the OECM market comprises many companies of different sizes, including several large global companies, but also numerous mid-size local and regional companies.

Acergy and Subsea 7 are two of the leading seabed-to-surface engineering and construction contractors capable of providing a wide range of offshore project services on a worldwide basis in the major offshore oil and gas producing regions. Other global competitors in the OECM market include: Allseas, Global Industries, Heerema, Helix, J Ray McDermott, Saipem, Seastream and Technip.

Both Acergy and Subsea 7 face strong competition from these offshore contractors. They also face competition from smaller regional competitors and less integrated providers of offshore services. A number of contractors as well as pure ship owners have placed orders for additional ships capable of working in the OECM market which might cause an excess of supply and the demand for services may be adversely affected. It is expected that any increase in demand may be met quickly by new ships being deployed in the future.

7.2 Trend information

7.2.1 Market environment

The International Energy Agency (IEA) forecasts world energy demand to be 45% higher by 2030. Despite short-term slowdowns, strong growth in demand is forecasted in China and India, where future consumption is expected to significantly exceed current production. Even allowing for the most optimistic assumptions about the development of alternative technology and the abatement arising from actions taken to reduce CO2 emissions, oil is expected to remain the world’s main source of energy for many years to come.

Decline rates are a key determinant of the investment needs of the oil companies. The IEA reference scenario projections imply a one percentage-point increase in the global average natural decline rate to over 10% per year by 2030 as all regions experience a drop in average field size, and most see a shift in production to deeper offshore fields, which have the highest decline rates. The IEA analysis of the world’s largest fields suggests that the underlying average rate of decline worldwide, was as high as 6.7% for those fields past the peak. More and more of the world’s oil fields have entered into peak production and are in decline. Russia and Mexico have become declining areas, in addition to the North Sea and the US, which have been declining for many years. It is forecast that some 465 million barrels per day of gross capacity, or roughly four times the current capacity of Saudi Arabia, the world’s largest oil producing nation, needs to be installed between 2007 and 2030 to offset the effect of expected oilfield decline. Further capacity of gas production of around 2,700 billion cubic metres, or four times the current Russian natural gas production capacity, is needed by 2030, half to offset decline at existing fields and half to meet the increase in global demand.

Despite recent macroeconomic events, Acergy and Subsea 7 expect to see a continued expansion of demand for their services in the medium to long-term driven by the depletion of existing reserves and the accelerating rate of decline of producing fields. While increased exploration and technological improvements have resulted in higher annual levels of oil discoveries, including some recent significant finds such as the deepwater pre-salt fields offshore Brazil, the demand for oil, and production capacity of the oil business, shows a tight market with a low reserve replacement ratio, coupled with accelerating decline rates for mature fields.

Oil companies are facing the combined challenges of low reserve replacement ratios, as well as smaller and deeper reservoirs in more remote and less accessible areas, coupled with fewer larger discoveries. The new frontier is deepwater, where there have been important discoveries lately, including Brazil, US Gulf of Mexico and West Africa. These discoveries present greater technical challenges and higher exploration and production costs.

Combining these supply side structural challenges with the knowledge that oil demand is forecast to grow by approximately 9% in 2010, Exploration and Production capital expenditure is expected to return to 2008 levels following an 8% decline in 2009. Global upstream oil and gas investment is expected to be approximately $600 billion in nominal terms by 2012, an increase of more than 50% over 2007 levels, with deepwater production capacity expected to grow significantly faster than that of shallower water.

7.2.2 Global OECM market

The demand for OECM services has grown in recent years, despite a slow-down in 2009. This growth has been driven by strong world energy demand, especially within the BRIC countries, and the depletion of easy to access onshore reserves.

7.2.3 Conventional

Demand for Conventional projects in West Africa is expected to remain strong. Project activity in this market (excluding refurbishment) amounted to over $2 billion in 2010. Despite the challenging macroeconomic environment, activity is expected to grow annually by approximately 7% between 2011 and 2015, with Nigeria and Angola expected to account for most of this activity.

Natural gas associated with oil production has traditionally been mostly flared. The development of regional pipelines, as well as liquefied natural gas (LNG) infrastructure and policies to ban gas flaring, are expected to drive growth in this area.

7.2.4 SURF

Infield Systems Ltd forecasts that the total volume of EPIC SURF project activity is expected to increase by 60% over the next five years compared to the previous five years, with developments in water depths greater than 500 metres expected to grow at the fastest rates. Some leading indicators of demand for SURF projects include drilling contracts, subsea tree order books, and the demand for key installation components within the SURF contract, such as pipelines, umbilicals and flexibles.

A significant number of multi-year deepwater drilling contracts were awarded during 2007 and 2008, typically lasting 3 to 5 years. These drilling contracts represent a significant investment on behalf of the major oil companies and it is expected that most of these contracts will, in time, lead to offshore construction, including SURF projects. However, to date, only a small minority of the associated EPIC SURF contracts in the offshore market have been awarded, representing significant future growth potential for the OECM market as a whole. The number of subsea trees scheduled for installation is a further lead indicator of growth in demand for SURF projects in any given year. Capacity constraints throughout the supply chain in recent years have capped the volume of subsea tree installations. The combination of manufacturer investment and medium-term growth in the demand by major operators in the offshore oil and gas market suggests positive growth. While 2009 saw a significant decrease in the number of trees installed due to the delay in contract awards resulting from the challenging macro environment, it is estimated that the number of trees for installation in the period 2010–2013 will increase by about 80% more than the previous five years, of which 55% are expected to be installed in depth of 500 metres or greater.

Activity in SURF projects has been cyclical. The increasing size and complexity of projects, together with external factors including national oil company approval, financial arrangements for the field operators, and the timing of the various development and exploration phases for these fields, suggest that the fundamentals going forward are strong but the exact timing of awards will be difficult to predict.

7.2.5 Life-of-Field

Demand for Life-of-Field projects has traditionally focused on mature subsea infrastructure in the UK and Norwegian sectors of the North Sea and the US Gulf of Mexico, the latter of which has often been driven by hurricane repair work. With the noticeable exception of 2009, the level of global offshore capital expenditure has increased significantly over the past few years, which together with the expected continued increase in the installed base of subsea equipment suggests that the level of operating expenditure required to undertake examinations by specialist survey assets and to maintain and repair previously installed and existing infrastructure will also increase. This has important implications for Life-of-Field projects, such as Survey and IMR, where, excluding hurricane repair work in the US Gulf of Mexico, significant growth is expected in the coming years. Furthermore, this sector is expected to become more global in nature, following the trend of increasing globalisation of the OECM market.

7.2.6 Conventional Refurbishment

The demand for Conventional Refurbishment has traditionally focused on mature infrastructure in West Africa. To maintain and increase current production levels requires material expenditure which presents significant opportunities for refurbishment work on the extensive array of shallow water platforms and associated pipelines in West Africa. With over 100 shallow water platforms in Nigeria alone requiring refurbishment works in the coming years, it is expected that this sector will remain strong in the near and medium term, with Nigeria and Angola expected to remain key geographies for these activities.

7.2.7 Trunklines

The demand for Trunkline projects is mostly composed of a limited number of large projects. As these projects are particularly subject to delays in their schedule, this results in large year-to-year variations in the level of activity.

7.3 History and Development of Acergy

Acergy S.A. is a ‘société anonyme holding,’ incorporated in the Grand Duchy of Luxembourg under the Luxembourg law of August 10, 1915 on commercial companies as amended and quoted on both the NASDAQ Global Select Market and Oslo Børs. Acergy S.A. was incorporated in Luxembourg in 1993 as the holding company for all of Acergy’s activities. Acergy S.A.’s registered office is located at 412F, route d’Esch, L-2086 Luxembourg and it is registered in the Registre de Commerce et de Société in Luxembourg under number B 43 172. Acergy’s website address is www.acergy-group.com. The information on Acergy’s website is not part of, or incorporated by reference into, this prospectus except for the documents referred to under ‘XXIII. Documents Incorporated by Reference’.

A publicly traded company since May 1993, Acergy was established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. and Stolt-Nielsen Seaway A/S, which were acquired by Stolt-Nielsen S.A. (‘SNSA’) in separate transactions in 1992. At the time of acquisition, Comex Services S.A. was a leading worldwide subsea services contractor, which pioneered deepwater saturation diving and subsea construction using both manned and unmanned techniques. Stolt-Nielsen Seaway A/S operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and ROVs to support operations in hostile deepwater environments. SNSA sold its equity interest in January 2005.

In 2006, the name ‘Acergy S.A.’ was adopted. Acergy principally operates as a seabed-to-surface engineering and construction contractor to the oil and gas industry worldwide. It provides integrated services, and plans, designs and delivers complex projects in harsh and challenging offshore environments.

In 2008 the decision was taken to dispose of Acergy’s Trunkline business, which was a non-core business segment consisting solely of Acergy Piper and was hence classified as discontinued operations for fiscal year 2008 and restated for fiscal year 2007. The sale of Acergy Piper to Saipem (Portugal) Comercio Maritimo S.U. Lda was completed in January 2009 for a sales consideration of $78.0 million.

On July 23, 2009 Acergy entered into a sale agreement to dispose of 19% of its ownership interest in Sonamet and Sonacergy. Sonamet operates a fabrication yard for clients, including Acergy, operating in the offshore oil and gas industry in Angola. Sonacergy provides overseas logistics services and support to Sonamet. This will result in a reduction of the 55% ownership interest Acergy held in each at November 30, 2009 to 36%. The finalisation of this sale is conditional upon the completion of certain conditions precedent. Completion of this sale is expected to occur in 2010.

On December 16, 2009 Acergy announced the acquisition of Acergy Borealis, a pipelay ship for operations in deepwater, currently being built at the Sembawang Shipyard in Singapore. Final completion and operational delivery of this ship is scheduled for the first half of 2012.

7.4 History and Development of Subsea 7

Subsea 7 is a subsea contractor operating within the oil and gas industry. Subsea 7 performs total subsea field developments and provides design, engineering, construction, installation and maintenance of facilities for the subsea production of oil and gas. Subsea 7 was incorporated on January 10, 2002 under the name DSND Inc., and renamed Siem Offshore Inc. pursuant to a resolution of the general meeting held on July 9, 2004. It was further renamed from Siem Offshore Inc. to Subsea 7 Inc. at the annual general meeting of the company held on July 15, 2005.

As a company incorporated in the Cayman Islands, Subsea 7 is subject to Cayman Islands laws and regulations with respect to corporate governance. In addition, certain aspects of Norwegian securities law apply due to Subsea 7’s listing on Oslo Børs. Subsea 7’s registered office is at P.O. Box 309, South Church Street, George Town, Grand Cayman KY1–1104, Cayman Islands. Subsea 7’s website address is www.subsea7.com. Except as set forth in ‘XXIII. Documents Incorporated by Reference’, the information on Subsea7’s website is not part of, nor incorporated by reference into this prospectus.

Subsea 7 traces its roots back to Det Søndenfjelds-Norske Dampskipselskap AS (‘DSND’) which was established in 1854. The main operation of the company until 1964 was shipping, with a focus on passenger transportation. In 1964, the company’s passenger liner service between Hamburg and Oslo was closed down, and the company’s activity level was then limited until 1985.

DSND operated as an investment company between 1985 and 1995, with investments mostly in offshore related activities. By early 1990, DSND had taken ownership of several dynamically positioned offshore vessels. As a consequence, the Board wanted to cultivate the company’s investments profile and strategy, and other non-offshore related investments were gradually sold or spun-off from DSND.

By 1995, the company owned six special offshore vessels, of which two were for offshore construction, two for well maintenance and two for geo-technical drilling. It planned for further expansion into these three business areas through the addition of technology and human capital. DSND conducted eight acquisitions of assets or businesses between 1995 and 2002, which gave the company a significant position within the area of offshore maintenance and construction, both in terms of geography and resources. The acquisitions provided DSND with the skills and equipment to complete total construction contracts for deepwater subsea installations, as well as the installation of pipelines, floating production units and riser systems, and link-up and completion of subsea production installations. However, DSND experienced low capacity utilisation of its vessels, insufficient presence in several key markets and the lack of critical mass to bid for the largest tenders. A process to identify a complementary partner was therefore initiated in 2001.

On October 18, 2001, DSND announced that it was in discussions with Halliburton on combining their respective activities within subsea construction and related services. On May 23, 2002 the two companies announced that they had completed a final agreement for the creation of the 50/50 joint venture company Subsea 7 Holding Inc. (formerly named Subsea 7 Inc.), registered in the Cayman Islands. The agreement involved all substantial subsea-related assets, personnel and existing contracts from both companies to be included in the joint venture.

After the merger in May 2002, both Halliburton and DSND actively contributed to the further industrial development of the Subsea 7 Holding Inc. business. During this period Subsea 7 also consolidated its non-subsea activities through the divestment of loss-making activities and by a more concentrated focus. The holding company was further relocated from Norway to the Cayman Islands in the fourth quarter of 2002 through a share swap.

On November 15, 2004 the company announced that it had entered into heads of agreement with Halliburton to acquire the Halliburton Group’s 50% share of Subsea 7 Holding Inc. at a price of $203 million in cash. Prior to completion of the transaction in January 2005, the company raised NOK 991 million in new equity, equivalent to $160 million, through a private placement of 41,300,000 new shares at a subscription price of NOK 24 per share. A subsequent repair offering was proposed to shareholders, holding less than 50,000 shares, who were not given the opportunity to participate in the private placement. An additional NOK 59 million was raised through this offering and the issuance of 2,458,549 new shares at a subscription price of NOK 24 per share.

In July 2005 the company decided that it would be beneficial for the further development of both the subsea business and the non-subsea business, as well as enhance shareholder value, to separate subsea and the non-subsea businesses and give them the opportunity to develop in distinct companies and under separate management. The company’s subsidiary Siem Supply Inc. which, following an internal restructuring contained all the non-subsea business of Subsea 7 was renamed Siem Offshore Inc. and the shares of Siem Offshore Inc. were distributed to the shareholders of Subsea 7 through a payment of dividend in specie in the form of repayment from the share premium account (paid-in capital). On the distribution date, each shareholder in Subsea 7 Inc. received one share of Siem Offshore for each share in Subsea 7 Inc.

7.5 Backlog

Backlog for Acergy’s continuing operations as at May 31, 2010 was approximately $2.3 billion, of which approximately $0.9 billion is expected to be executed in the fiscal year 2010. This figure excludes Backlog related to Acergy’s discontinued operations and associates and joint ventures.

Backlog for Subsea 7’s continuing operations as at June 30, 2010 was approximately $2.8 billion, of which approximately $0.9 billion is expected to be executed in the fiscal year 2010. This figure excludes Backlog related to Subsea 7’s associates and joint ventures.

The combination of Acergy and Subsea 7 is expected to result in a combined Backlog of approximately $5.0 billion, comprised of approximately $2.3 billion for Acergy and approximately $2.8 billion for Subsea 7 excluding Backlog related to associates and joint ventures.

	First half fiscal year (a)		Fiscal year (a)
	2010	2009	2009	2008	2007
	$ millions
Acergy Backlog (b)	2,251	2,415	2,848	2,511	2,832
Subsea 7 Backlog (c)	2,758	2,864	2,798	3,268	4,215

Combined Backlog	5,009	5,279	5,646	5,779	7,047

(a)	Acergy S.A. has a fiscal year ended November 30 and a half fiscal year ended May 31. Subsea 7 Inc. has a fiscal year ended December 31 and a half fiscal year ended June 30.
(b)	Backlog excludes amounts related to discontinued operations as of May.31.10: $15 million, May.31.09: $77 million, Nov.30.09: $43 million, Nov.30.08: $114 million, Nov.30.07 $343 million and does not include Backlog related to associates and joint ventures.
(c)	Excludes Backlog related to associates and joint ventures.

Following May 31, 2010, Acergy has announced two further contract awards; a contract valued at approximately $1.3 billion for the engineering, procurement, fabrication and installation of a significant deepwater development offshore West Africa and a new four year contract for the Acergy Condor by Petrobras in Brazil for the provision of flexible laying services offshore Brazil in water depths of up to 2,000 metres, valued at approximately $220 million.

Following June 30, 2010, Subsea 7 has announced two further contract awards; a contract in the UK sector of the North Sea to engineer, fabricate, install and commission a pipeline bundle system, valued in excess of $100 million and, through its i-Tech division, an award by Petrobras of a contract for the provision of ROV and underwater positioning survey services onboard an ROV support vessel operating offshore Brazil, valued in the region of US $50 million.

7.6 Principal markets — Geographic segments

7.6.1 Acergy geographic segments

Acergy’s business is organised into ‘Territory 1’ and ‘Territory 2’ which comprise five geographical regions or segments. In addition there is the Acergy Corporate segment which manages activities that serve more than one segment. The six reportable segments are Acergy NEC, Acergy AME, Acergy AFMED, Acergy SAM, Acergy NAMEX and Acergy Corporate.

	For the fiscal year ended November 30, 2009		For the fiscal year ended November 30, 2008		For the fiscal year ended November 30, 2007
	Revenue	Percentage of total	Revenue	Percentage of total	Revenue	Percentage of total
	($ millions)		($ millions)		($ millions)
Territory 1
Acergy NEC	648.8	29.4%	843.1	33.4%	696.6	28.9%
Acergy AME	206.0	9.3%	180.8	7.2%	102.4	4.3%

Territory 2
Acergy AFMED	999.7	45.3%	1,175.9	46.6%	1,398.4	58.1%
Acergy SAM	288.8	13.1%	320.1	12.7%	202.0	8.4%
Acergy NAMEX	57.8	2.6%	4.4	0.2%	3.2	0.1%

Acergy Corporate	7.7	0.3%	(1.9)	(0.1)%	3.7	0.2%

Territory 1:

Territory 1 comprises Acergy NEC and Acergy AME. By combining these segments with similar characteristics, including but not limited to harsh and challenging environments and increasing importance of gas discoveries, Acergy intends to improve its commercial focus and co-ordination and utilisation of global resources.

Acergy Northern Europe & Canada (‘Acergy NEC’)

This segment includes all activities from continued operations in Northern Europe and Eastern Canada and manages project specific joint ventures. Its offices are based in Aberdeen, UK; Stavanger, Norway; Moscow, Russia; and St John’s, Canada.

Acergy Asia & Middle East (‘Acergy AME’)

This segment includes all activities in Asia Pacific, India, and Middle East and includes the Malaysian joint venture, SapuraAcergy, with SapuraCrest Petroleum Berhad. It has its offices in Singapore; China; and Perth, Australia.

Territory 2:

Territory 2 comprises Acergy AFMED, Acergy NAMEX and Acergy SAM. By combining these segments which border the Atlantic Triangle and which share similar characteristics, including geological characteristics, deepwater and technology synergies, Acergy intends to improve its commercial focus and co-ordination and utilisation of global resources.

Acergy Africa & Mediterranean (‘Acergy AFMED’)

This segment comprises all activities within the Africa and Mediterranean region and has its office in Suresnes, France. It operates fabrication yards in Nigeria, Angola and Gabon and also manages joint ventures such as the Nigerian joint venture, Oceon.

Acergy North America & Mexico (‘Acergy NAMEX’)

This segment includes activities in the US, Mexico, Central America and Western Canada and provides project management support for major projects executed in South America. Its office is in Houston, Texas in the US.

Acergy South America (‘Acergy SAM’)

This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil. Its principal operating location is Macaé, Brazil.

Acergy Corporate (‘CORP’)

This segment includes all activities that serve more than one segment and includes: marine assets which have global mobility including construction and flowline lay support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; management and corporate services provided for the benefit of all of Acergy’s businesses; NKT Flexibles, a joint venture that manufactures flexible pipeline and risers; and Seaway Heavy Lifting (SHL), a joint venture which owns and operates the heavy lift ship Stanislav Yudin.

7.6.2 Subsea 7 geographic segments

Subsea 7 is organised into business units based on geographical area and has six reportable operating segments; North Sea, Brazil, Africa, North America, Asia Pacific and Global.

	For the fiscal year ended December 31, 2009		For the fiscal year ended December 31, 2008		For the fiscal year ended December 31, 2007
	Revenue	Percentage of total	Revenue	Percentage of total	Revenue	Percentage of total
	($ millions)		($ millions)		($ millions)
North Sea	1,078.6	44.2%	1,051.5	44.3%	1,025.0	46.9%
Brazil	848.2	34.8%	620.6	26.1%	323.4	14.8%
Africa	244.6	10.0%	461.6	19.4%	514.3	23.5%
North America	145.6	6.0%	166.2	7.0%	152.4	7.0%
Asia Pacific	122.3	5.0%	73.4	3.1%	167.4	7.6%
Global	—	—	—	—	4.9	0.2%

North Sea

This covers all operations in the UK, Norway, Denmark, the Netherlands and any other work offshore continental Europe. There are regional project management and engineering organisations in Aberdeen, Scotland and Stavanger, Norway. There is a pipeline fabrication spool in Vigra, Norway and a pipeline bundle fabrication yard at Wick, Scotland.

Brazil

This covers all work in Brazil. There is a project management and engineering organisation based in Rio de Janeiro, a logistics support base near Macaé, a pipeline fabrication spoolbase at Ubu and a development site at Paranaguá.

Africa

This covers operations in the continent of Africa. These operations are supported from offices in London, England; Lagos, Nigeria and both an office and a pipeline fabrication spoolbase in Luanda, Angola.

North America

This covers all works in North America, the US Gulf of Mexico and offshore Mexico. There is a project management and engineering organisation based in Houston supporting all operations and a pipeline fabrication spoolbase at Port Isabel.

Asia Pacific

This covers operations in Asia Pacific. There is an office in Perth, Australia, a project management and engineering organisation based in Singapore and an office in Kuala Lumpur, Malaysia.

Global

This comprises the global support functions, including the vessel and equipment management group of Subsea 7. Finance income and expense, derivative instrument fair value changes, net currency items and profits or losses on disposals of property, plant and equipment are also allocated to this segment.

7.7 Acergy significant subsidiaries

Acergy’s significant subsidiaries at November 30, 2009 (excluding joint ventures) are set out in the table below:

Company name	Country of incorporation	Field of activity	Percentage of ownership
Acergy Shipping Ltd	Isle of Man	Vessel owning company	100%
Acergy Norway AS	Norway	Contracting company	100%
Acergy France SA	France	Service company	100%
Acergy West Africa SASU	France	Contracting company	100%
Acergy Angola SA	France	Contracting company	100%
Acergy Treasury Limited	UK	Treasury company	100%
Class 3 Shipping Limited	Bermuda	Vessel owning company	100%

7.8 Subsea 7 significant subsidiaries

Subsea 7’s significant subsidiaries at December 31, 2009 (excluding joint ventures) are set out in the table below:

Company name	Country of incorporation	Field of activity	Percentage of ownership
Subsea 7 Limited	England	Contracting and vessel owning company	100%
Subsea 7 BV	The Netherlands	Contracting and vessel owning company	100%
Subsea 7 Marine LLC	USA	Contracting company	100%
Subsea 7 (UK Service Company) Limited	Scotland	Employment company	100%

7.9 Acergy investments and capital expenditure

To develop SURF activity in the business, and add capability, capacity and flexibility, in fiscal year 2005 Acergy launched an asset upgrade and rejuvenation programme. Fiscal year 2007 saw the delivery of the newly converted Polar Queen and Pertinacia, and fiscal year 2008 saw the delivery of the new builds Acergy Viking and Skandi Acergy, as well as Sapura 3000 to the joint venture, SapuraAcergy. In December 2009 Acergy announced the acquisition of Acergy Borealis, a state-of-the-art deepwater pipelay ship as further described below.

In the third quarter of fiscal year 2010, Acergy acquired Antares (a new shallow water barge for the conventional market for pipelay and hook-up projects in West Africa) and Polar Queen (a flexible pipelay and subsea construction ship which joined the fleet in 2006 on long-term charter). In the fourth quarter of fiscal year 2010, Acergy acquired Pertinacia a flexible pipelay ship which joined the fleet in 2007 on long term charter. Acergy is expecting the delivery of Acergy Havila (a ‘state-of-the-art’ dive support ship); and Oleg Strashnov (a heavy lifting construction vessel) which will be delivered to the Seaway Heavy Lifting joint venture, by the end of the year.

In fiscal year 2009 additions to property, plant and equipment for continuing operations were $131.6 million (2008: $326.6 million, 2007: $235.8 million). There was no capital expenditure for discontinued operations in fiscal year 2009 (2008: $1.4 million, 2007: $0.2 million).

7.9.1. Acergy Borealis

Acergy continues to seek opportunities to invest in vessels that are expected to drive superior returns for the future and which will enable Acergy to work in deepwater and harsh and challenging environments. In December 2009, Acergy announced the acquisition of Acergy Borealis, a versatile high specification deepwater ship. This differentiating asset, currently being built at the Sembawang Shipyard in Singapore, is a DP3 dynamic positioning vessel equipped with a 5,000 tonne crane. Acergy will install a 1,000 tonne J-Lay tower and state-of-the-art 600 tonne S-Lay equipment for worldwide deepwater and harsh environment operations. Acergy Borealis will also be fitted with a range of support systems and construction equipment for worldwide deepwater and harsh operations. Provision will be made for accepting one of the Issuer’s heavy duty flexible pipelay systems.

Final completion and operational delivery is scheduled for the first half of 2012. Total costs, upon delivery, are expected to be less than $500 million, including approximately $260 million relating to the acquisition of the ship and delivery as per the original design. This investment will be funded entirely from Acergy’s existing cash resources. Acergy Borealis is expected to provide great flexibility and capability, which together with Acergy’s engineering and project management expertise, should enable Acergy to meet its clients’ strategic needs, particularly in deepwater and harsh and challenging environment acreage. This investment represents a key milestone in Acergy’s long-term strategy implementation. Acergy expects this ship to enable it to exploit future market growth opportunities and to generate favourable returns for its shareholders.

7.9.2. Current Major Acergy vessels

Name	Capabilities	Year built/ major upgrade	Ownership
Acergy Harrier	Subsea construction	1985	Owned
Acergy Hawk	Subsea construction	1978	Owned
Acergy Osprey	Subsea construction	1984/ 1992/ 1996/ 2003	Owned
Acergy Eagle	Flexible flowline lay, multi-purpose subsea construction	1997	Owned
Acergy Legend	ROV support, subsea construction	1985/ 1998	Owned
Acergy Discovery	Flexible flowline lay, subsea construction	1990	Owned
Acergy Condor	Flexible flowline and umbilical lay	1982/ 1994/ 1999/ 2002	Owned
Acergy Falcon	Rigid and flexible flowline and umbilical lay	1976/ 1995/ 1997/ 2001	Owned
Polar Queen	Flexible flowline and umbilical lay	2001/ 2007	Owned
Pertinacia	Flexible flowline and umbilical lay	2003/ 2007	Owned
Acergy Polaris	Deepwater derrick/pipelay barge	1979/ 1991/ 1996/ 1999/ 2002/ 2003/ 2006/ 2008	Owned
Far Saga	ROV support, subsea construction	2001	Chartered (a)
Acergy Petrel	Pipeline inspection, ROV survey and ROV light intervention activities	2003	Owned
Acergy Viking	Pipeline inspection, ROV survey and ROV light intervention activities	2007	Chartered (b)
Stanislav Yudin	Heavy lift, 2,500-tonne crane	1985	Owned (c)
Acergy Orion	Pipelay barge	1977/ 1984/ 1997	Owned
Skandi Acergy	Construction ship with an ice-class hull	2008	Chartered (d)
Sapura 3000	Deepwater construction ship	2008	Owned (e)
Antares	Shallow water pipelay barge	2010	Owned (f)
Oleg Strashnov	Heavy lift, 5,000-tonne crane	2010	Owned (c) (g)
Acergy Havila	Diving support vessel	2010	Chartered (f) (g)
Acergy Borealis	Deepwater rigid and flexible flowline and umbilical lay and subsea construction	2012	Owned (g)

(a)	Chartered from Farstad Supply A.S. beginning 2002 until 2010 with one two-year option to extend.
(b)	Chartered from Eidesvik Shipping A.S. for eight years beginning December 2007 with ten annual options to extend until the end of 2027.
(c)	Owned and operated by the joint venture, SHL.
(d)	Chartered from DOFCON ASA August 8, 2008 until August 2016 with four renewal options at the end of 2016, two for two years and the other two for one year.
(e)	Owned and jointly operated by the joint venture, SapuraAcergy.
(f)	Owned by Acergy Havila Limited.
(g)	Under construction.

7.9.3. Acergy Investment expenditure

The tables below set out Acergy’s principal additions of property, plant and equipment in the last three fiscal years.

For the fiscal year	2009	2008	2007
	($ millions)
Construction support ships	53.2	180.1	29.3
Operating equipment	60.6	123.4	189.2
Land and buildings	13.1	6.6	2.4
Other assets	4.7	16.5	14.9

Total	131.6	326.6	235.8

Acergy’s four largest capital expenditure projects during fiscal year 2009 were:

Assets	Description of capital expenditure project	$ millions
Sonamet construction (a)	Upgraded facilities	37.1
Acergy Polaris	Improvements to J-lay tower	13.4
Skandi Acergy	Ship conversion	12.4
Acergy Legend	Class dry-dock	9.5

(a)	Classified as an asset held for sale at year end.

Acergy’s four largest capital expenditure projects during fiscal year 2008 were:

Assets	Description of capital expenditure project	$ millions
Acergy Polaris	30 year class dry-dock (a)	74.5
Skandi Acergy	Ship conversion	34.5
Acergy Petrel	Purchase of vessel	31.7
Toisa Proteus	Flexible lay system	27.9

(a)	This includes capital expenditure on Acergy Polaris for its 30 year class dry-dock carried out between May 2008 and January 2009 and the additional installation of the Deep Water Stinger.

Acergy’s four largest capital expenditure projects during fiscal year 2007 were:

Assets	Description of capital expenditure project	$ millions
Polar Queen	Ship conversion	117.9
Pertinacia	Ship conversion	32.7
Acergy Polaris	New J-Lay tower (a)	27.2
Toisa Proteus	Flexible lay system and ship preparation	18.3

(a)	To ensure consistency of reporting, the new J-Lay (deepwater pipelay) system which has been installed onboard deepwater pipelay and construction barge Acergy Polaris is classified as maintenance capital expenditure as it replaces an existing system. This is despite an evolving specification which has resulted in a significantly more advanced J-Lay system than was replaced.

7.9.4. Capital expenditure planned for fiscal year 2010

Planned capital expenditure on property, plant and equipment for fiscal year 2010 is approximately $500 million. The majority of the expenditure will be for the purchase of Acergy Borealis, Antares, Polar Queen and Pertinacia, as well as for further additions to and upgrading and rejuvenation of the fleet which operates across the various segments. In addition, the subsidiary, Acergy Havila, is expecting capital expenditure of approximately $180 million upon delivery of Acergy Havila. The 2010 capital expenditure is expected to be financed from existing cash resources, with the exception of Acergy Havila which will be financed through the loan facilities.

7.9.5. Divestitures

As at fiscal year end 2009, assets held for sale and the related business segments were:

For the fiscal year	2009	2008	2007
	($ millions)
Acergy AME (a)	1.1	1.1	1.1
Acergy NEC (b)	1.0	74.4	—
Acergy NAMEX	0.1	—	—
Acergy AFMED (c )	86.5	—	—

Total	88.7	75.5	1.1

(a)	This relates to the land, buildings and office equipment in Balikpapan, Indonesia in Acergy AME. Acergy expects to sell the assets in fiscal year 2010 as part of the decision to dispose of certain Indonesian assets involved with shallow water and diving activities.
(b)	This relates to the disposal of the Trunkline business in 2008 including Acergy Piper, a semi-submersible pipelay barge which was sold on January 9, 2009. The 2009 value represents equipment purchased for Acergy Piper that is expected to be sold in 2010.
(c)	This relates to property, plant and equipment owned by the Sonamet and Sonacergy subsidiaries that has been classified as an asset held for sale as a result of the expected sale of 19% of Acergy’s interest in 2010.

7.10 Subsea 7 investment and capital expenditure

A total of eight new vessels will have joined the Subsea 7 fleet by the end of 2010 as the result of the more than $1 billion capital investment programme that Subsea 7 commenced in 2005.

In November 2009, the newest ROV support vessel, the Normand Subsea was delivered. The Normand Subsea is equipped with a suite of state-of-the-art ROVs capable of operating in water depths of up to 1,200 metres. The ROV suite includes two workclass and four eyeball ROV systems. A handling system is under cover and adjusts to suit a range of modules. The Normand Subsea is a chartered vessel.

The Seven Atlantic came into operation in March 2010. The Seven Atlantic is one of the largest and most capable diving support vessels in the world, featuring a state-of-the-art 24-man saturation diving system. The system is rated to 350 metres and includes twin diving bells orientated port and starboard with two hyperbaric lifeboats.

In late 2010, Subsea 7 is expecting delivery of the Seven Pacific. The Seven Pacific is a state-of-the-art pipelay and construction vessel for installing flexible flowlines and umbilicals, capable of operating in water depths of up to 3,000 metres. The vessel is equipped with a VLS (260 tonne top tension capacity), twin underdeck carousels, a 250 tonne crane and twin 3,000 metre rated ROVs.

Subsea 7’s North American spoolbase located at Port Isabel in Cameron County on the US/Mexico border of Texas, commenced operations in July 2009. This spoolbase is capable of producing pipe stalks up to 16” in diameter in lengths of up to 1.2 kilometres (with possible future expansion of up to 1.8 kilometres), for spooling directly onto reeled pipelay vessels. It is also equipped to fabricate pipe-in-pipe, which is a steel pipe assembly consisting of a standard production pipe surrounded by a carrier pipe with an insulation material between the two, and can support fabrication of jumpers and pipeline end termination structures, or PLETs. The base covers an area of 234,720 square metres and is 1.5 kilometres in length (1.2 kilometre stalk rack and 300 metre fabrication building).

Subsea 7’s North Sea operations are supported by its spoolbase in Vigra, on the North West coast of Norway. The Vigra spoolbase commenced operations in April 2008. The base runs 3.7 kilometres across the island and includes a purpose built deepwater quay, covering a total area of 284,505 square metres. This makes it one of the longest spoolbase facilities of its type in the world. It can weld pipelines up to 16” internal diameter and fabricate pipeline stalks up to 1.5 kilometres in length.

The spoolbase and general fabrication facility for Subsea 7’s Africa business segment is located within the Sonils Oil Service Centre in the Port of Luanda, Angola. The facility opened in 2005. The base covers an area of 65,376 square metres and is 715 metres long including a 75 metre load-out jetty. The Luanda spoolbase facility underwent an extensive upgrade in 2008 to improve workstations for welding, non-destructive examination and field joint coating. A substantial investment in the training and development of Angolan nationals enabled welding activity to be provided by an in-country team of up to 100 personnel. The spoolbase can weld pipelines up to 16” internal diameter and fabricate pipeline stalks up to 0.6 kilometres in length.

In Brazil, Subsea 7 continued its investment in the region with the opening of a new logistics base in Rio das Ostras, and is progressing plans for its development site at Paranaguá in southern Brazil. This site is ideally placed to take advantage of the early activity related to the pre-salt region in the Santos Basin.

7.10.1 Major Subsea 7 vessels

Name	Capabilities	Year built / major upgrade	Ownership
Amazonia	ROV Support and Survey	2005	Chartered (a)
Kommandor 3000	Flexible Pipelay	1984/ 1998/ 1999	Owned
Kommandor Subsea	ROV Support	1986	Owned
Lochnagar	Flexible Pipelay	1982 /1998/2005	Owned
Normand Seven	Flexible Pipelay	2007	Chartered (b)
Normand Subsea	ROV Support	2009	Chartered (c)
Rockwater 1	Diving Support	1983	Owned
Rockwater 2	Diving Support	1984	Owned
Seisranger	ROV Support and Survey	1993	Chartered (d)
Seven Atlantic	Diving Support	2009	Owned
Seven Navica	Rigid/ Flexible Pipelay	1999	Owned
Seven Oceans	Rigid Pipelay	2007	Owned
Seven Pacific	Flexible Pipelay and construction	2010	Owned
Seven Pelican	Diving Support	1985	Owned
Seven Seas	Rigid/ Flexible Pipelay and construction	2008	Owned
Seven Sisters	Diverless Construction	2008	Chartered (e)
Seven Spray	Shallow Diving Support	2007	Owned
Skandi Neptune	Flexible Pipelay & Construction	2001/2005	Chartered (f)
Skandi Seven	Diverless Construction	2008	Chartered (g)
Subsea Viking	Diverless Construction	1999	Chartered (h)
Toisa Polaris	Diving Support	1999	Chartered ( i)

(a)	Chartered from Toisa Limited. The lease expired and the vessel was returned in August 2010.
(b)	Chartered from Solstad Shipping A.S. for eight years beginning July 2007 with five annual options to extend until 2020.
(c)	Chartered from Solstad Shipping A.S. beginning 2009 until December 2014 with four one-year options to extend.
(d)	Chartered from Forland Shipping A.S. for the 5 years to December 2011 with two one-year options to extend.
(e)	Chartered from Siem Offshore Rederi AS for 5 years ending July 2013 with five one-year renewal options to extend.
(f)	Chartered from DOF UK Limited beginning 2005 until December 2010 with one two-year renewal option to extend.
(g)	Chartered from DOF Subsea UK Limited beginning 2008 until December 2012 with two one-year renewal options to extend followed by one two-year renewal option.
(h)	Chartered from Eidesvik Shipping A.S. for five years ending April 2011 with one eight-month renewal option to extend followed by four one-year renewal options to extend.
(i)	Chartered from Toisa Limited for five years ending May 2011.

7.10.2 Subsea 7 Investment expenditure

The tables below set out the principal additions of property, plant and equipment in the last three fiscal years.

For the fiscal year ($ millions)	2009	2008	2007
Vessels and marine equipment	178.2	350.6	348.5
Fixtures and fittings	10.9	11.1	1.1
Land and buildings	57.2	87.6	34.1

Total	246.3	449.3	383.7

Subsea 7’s four largest capital expenditure projects during 2009 are set out in the table below:

Asset	Description of capital expenditure project	$ millions
Seven Atlantic	Vessel construction	65.2
Seven Pacific	Vessel construction	30.9
Equipment for Normand Subsea	Vessel outfit	26.9
Port Isabel spoolbase	Spoolbase in Texas, USA	23.5

Subsea 7’s four largest capital expenditure projects during 2008 are set out in the table below:

Asset	Description of capital expenditure project	$ millions
Seven Atlantic	Vessel construction	96.3
Seven Pacific	Vessel construction	36.1
Equipment for Normand Subsea	Vessel outfit	16.7
Port Isabel spoolbase	Spoolbase in Texas, USA	13.3

Subsea 7’s four largest capital expenditure projects during 2007 are set out in the table below:

Assets	Description of capital expenditure project	$ millions
Seven Seas	Vessel construction	103.9
Seven Atlantic	Vessel construction	59.4
Normand Seven Lay equipment	Vessel conversion	39.1
Vigra spoolbase	Spoolbase in Norway	16.3

7.10.3 Capital expenditure planned for fiscal year 2010

Planned capital expenditure on property, plant and equipment for 2010 is between $250 and $300 million. The majority of the expenditure will be for the completion of existing committed capital expenditure, for example on the Seven Pacific vessel that is due to be delivered in 2010 and for further upgrading and rejuvenation of existing assets which operate across various segments. In addition construction of the Parana Spoolbase is due to commence late 2010. Capital expenditure to support the Petrobras contract to provide ROV and intervention tooling services onboard offshore drilling units is also planned. These capital expenditures are expected to be financed from Subsea 7’s existing internal cash resources and not from new facilities.

7.10.4 Divestitures

As at December, 31 2009, Subsea 7 had no non-financial assets held for sale.

7.11 Acergy research and development, patents and licences

Acergy holds a number of patents, trademarks, software and other intellectual property to support its engineering and operational activities. As at November 30, 2009 86 patents were in force in 24 countries, and Acergy currently has a portfolio of 164 additional developments under patent application. A limited number of Acergy’s patents are held in common with other industrial partners. Acergy also conducts some of its operations under licensing agreements allowing it to make use of specific techniques or equipment patented by third parties. Acergy does not consider that any one patent or technology represents a significant percentage of revenue.

Acergy’s research and development programmes are focused on the requirements of clients, who are constantly seeking to develop oil and gas reserves in deeper waters, and on increasing the efficiency of offshore equipment and operations. Acergy runs research and development programmes aimed at developing new technologies and extending existing technologies for the installation, repair and maintenance of offshore structures, particularly underwater pipelines and risers. Acergy’s research and development activities are typically carried out internally using both dedicated research personnel and as part of specific offshore construction projects. External research and development is performed either through strategic technological alliances or via joint industry collaborative projects, where appropriate. The expenditures on Acergy sponsored research and development, excluding programmes undertaken as part of specific offshore construction projects were approximately $6.2 million in fiscal year 2009 (2008: $6.8 million, 2007: $4.2 million).

7.12 Subsea 7 research and development, patents and licences

Subsea 7 holds a number of patents, trademarks, software and other intellectual property to support its engineering and operational activities. A limited number of patents are held in common with other industrial partners. Subsea 7 also conducts some operations under licensing agreements allowing it to make use of specific techniques or equipment patented by third parties. Subsea 7 does not consider that any one patent or technology represents a significant percentage of revenue.

Subsea 7 currently operates its Vertical Lay Systems under a license agreement with Technip. Under the terms of the license agreement, Subsea 7 may operate these systems globally, but are restricted from using the systems in Brazil.

Subsea 7’s research and development programmes have concentrated on the requirements of clients, who are constantly seeking to develop oil and gas reserves in deeper waters, and on increasing the efficiency of Subsea 7’s offshore equipment and operations. Subsea 7 has research and development programs aimed at developing new technologies and extending existing technologies for the installation, repair and maintenance of offshore structures, particularly underwater pipelines and risers. These research and development activities are typically carried out internally using both dedicated research personnel and as part of specific offshore construction projects. External research and development is performed either through strategic technological alliances or via joint industry collaborative projects, where appropriate. Subsea 7’s expenditure on research and development, excluding programmes undertaken as part of specific offshore construction projects was approximately $4.4 million in fiscal year 2009 (2008: $5.4 million, 2007: $4.1 million).

7.13 Information on holdings

7.13.1 Acergy’s investments in associates and joint ventures

As at November 30	Country/place of registration	Acergy Group business region		Ownership %	2009 ($ millions)	2008 ($ millions)
Dalia Floater Angola, TSS Dalia (‘Dalia’) (a)	France	AFMED	Associate	17.5	3.6	4.3
Global Oceon Engineers (‘Oceon’)	Nigeria	AFMED	Associate	40	—	—
Acergy/Subsea 7	Norway	NEC	Joint Venture	50	—	2.6
SapuraAcergy	Malaysia/ Labuan	AME	Joint Venture	50	—	—
Seaway Heavy Lifting (‘SHL’)	Cyprus/ Netherlands	CORP	Joint Venture	50	77.6	64.6
NKT Flexibles I/S (‘NKT Flexibles’)	Denmark	CORP	Joint Venture	49	109.1	68.7

Total					190.3	140.2

(a)	Acergy owns 17.5% and has a significant influence in Dalia. Acergy has a veto on decisions which require unanimous agreement.

7.13.2 Description of Acergy’s joint ventures

The Dalia joint venture is an associate with Technip S.A. and Saipem S.A. to perform work on the Dalia field development Block 17 offshore Angola for Total E&P Angola. The joint venture has responsibility for project management, engineering, procurement, commissioning and hook-up of the FPSO. During fiscal year 2007, a Nigerian joint venture, Oceon, with Petrolog Engineering Services Limited, an established Nigerian contractor, was founded. The purpose of Oceon is to provide engineering support for future shallow and deepwater projects to be executed in Nigeria, and therefore strengthen Acergy’s presence in the country.

The Acergy/Subsea 7 joint ventures reflect the results of the FTP and H7 By-Pass Projects and a consortium agreement which is being executed in the North Sea.

In 2006 Acergy established the SapuraAcergy joint ventures with SapuraCrest Petroleum Berhad, to take over the build and operation of Sapura 3000, a new heavy lift and pipelay ship designed to be one of the most advanced deepwater construction ships in the growing Asia Pacific region. During fiscal year 2007, the $150 million loan taken out by the joint venture to partially fund the construction of the Sapura 3000 was refinanced into a $200 million term loan with an additional $40 million revolving credit facility. Acergy has issued a 50% guarantee in respect of this loan, less $50 million, the risk on which is borne by the bank. The ship was delivered in the first quarter of fiscal year 2008 and commenced the offshore phase of the Kikeh Project in first quarter of fiscal year 2008. Acergy made an additional $15.1 million cash advance to the joint venture during fiscal year 2008, and a further $5.0 million in fiscal year 2009.

Acergy offers heavy lift floating crane services through SHL. SHL owns the heavy lift ship Stanislav Yudin, which operates worldwide providing heavy lift services to a range of offshore companies, including occasional projects for Acergy. A new build, heavy lift ship Oleg Strashnov is under construction and the ship is expected to be in operation in the second half of 2010.

Acergy increased its investment in SHL during fiscal year 2007 to contribute to the construction costs of this ship. In addition to this increase in shareholder contribution, SHL took out a term loan, revolving credit and guarantee facility on May 25, 2007. The term loans are for up to €140 million ($173 million) and $180 million, and the revolving credit and guarantee facility for up to $33 million. During fiscal year 2009 an additional investment of $20.6 million was made (2008: $nil) and the existing credit facilities remained in place. There is no recourse to Acergy in respect of this facility.

NKT Flexibles manufactures flexible flowlines and dynamic flexible risers.

7.13.3 Subsea 7’s investments in associates and joint ventures

As at December 31	Country/ place of registration	Subsea 7 segment		Ownership %	2009	2008
					($ millions)	($ millions)
Deep Seas Insurance Limited	Cayman Islands	Global	Associate	49	2.7	1.6
Technip Subsea 7 Asia Pacific Pty Limited	Australia	Asia Pacific	Joint venture	45	—	2.2
Technip Subsea 7 Asia Pacific Singapore Pte Limited	Singapore	Asia Pacific	Joint venture	45	—	0.6
Technip Subsea 7 Asia Pacific UK Limited	England	Asia Pacific	Joint venture	45	1.5	3.3
Technip Subsea 7 Asia Pacific BV	The Netherlands	Asia Pacific	Joint venture	45	1.4	6.5
Subsea 7 Malaysia Sdn Bhd	Malaysia	Asia Pacific	Joint venture	30	—	—

Total					5.6	14.2

7.13.4 Description of Subsea 7’s joint ventures

Technip and Subsea 7 have worked together on significant projects in the Asia Pacific region for several years. In 2006, the Technip Subsea 7 joint ventures (TS7) were formed to provide subsea construction services in the Asia Pacific region (excluding India and the Middle East). TS7 has successfully executed a number of major offshore development projects such as BHP’s Stybarrow, KNOC’s Donghae, Murphy’s Kikeh and Woodside’s Vincent projects.

On February 2, 2009 Technip and Subsea 7 announced their intention to dissolve their joint venture, Technip Subsea 7 Asia Pacific (TS7), once all its existing projects and tendered work had been completed. With the expected continued growth of deepwater subsea construction in the region, the parties wished to pursue separate strategic development opportunities.

Deep Seas Insurance Limited (DSI) was incorporated in 2005. The company underwrites a number of marine risk insurance, group life benefits and professional indemnity policies for its parent companies and their subsidiaries. DSI arranges various reinsurance treaties to protect its retained risks. DSI is owned 49% by Subsea 7 and 51% by Siem Industries Inc.

As a result of the TS7 dissolution, Subsea 7 Malaysia Sdn Bhd was incorporated in 2010 as the operating company for future work in Malaysia.

7.14 Acergy employees

Acergy’s workforce varies based on the workload at any particular time. As at May 31, 2010 Acergy employed 6,970 employees, comprising 4,319 permanent staff and 2,651 temporary employees. The following table presents the breakdown of permanent and temporary employees by region as at November 30, 2009, 2008 and 2007 respectively:

As at November 30	2009 Permanent	2009 Temporary	2008 Permanent	2008 Temporary	2007 Permanent	2007 Temporary
Acergy AFMED	1,384	1,408	1,578	1,133	3,001	284
Acergy NEC	703	43	815	122	849	335
Acergy NAMEX	111	—	166	10	160	10
Acergy SAM	765	19	680	51	752	69
Acergy AME	165	94	228	109	272	155
Acergy CORP	1,279	414	1,185	367	603	393

Total	4,407	1,978	4,652	1,792	5,637	1,246

7.15 Subsea 7 employees

As at June 30, 2010 Subsea 7 employed approximately 5,400 employees. Subsea 7 maintains a balance between permanent and temporary employees. Currently, Subsea 7 employs approximately 3,700 permanent employees and approximately 1,700 temporary employees. This balance provides Subsea 7 with the flexibility to adjust the overall staffing level to match trends in market activity levels. The following table presents the breakdown of permanent and temporary employees by region as at December 31, 2009, 2008 and 2007 respectively:

As at December 31	2009 Permanent	2009 Temporary	2008 Permanent	2008 Temporary	2007 Permanent	2007 Temporary
North Sea	2,180	1,226	2,350	1,414	2,129	1,171
Africa	173	57	146	117	49	41
Brazil	1,030	105	1,113	151	1,122	1
North America	197	26	227	56	153	53
Asia Pacific	110	217	98	138	95	117

Total	3,690	1,631	3,934	1,876	3,548	1,383

VIII. SELECTED HISTORICAL FINANCIAL AND OPERATING INFORMATION FOR ACERGY

The following disclosure relates to Acergy S.A. and its direct and indirect subsidiaries

The tables below set out selected financial and operating information as at and for the six months ended May 31, 2010 and 2009 and as at and for the fiscal years ended November 30, 2009, 2008 and 2007. The selected financial and operating information as at and for the fiscal years ended November 30, 2009, 2008 and 2007 is derived from the audited consolidated financial statements of Acergy which are incorporated by reference (see ‘XXIII. Documents Incorporated by Reference’). The selected financial and operating information as at and for the six months ended May 31, 2010 and 2009 is derived from the unaudited consolidated financial statements of Acergy, which are incorporated by reference (see ‘XXIII. Documents Incorporated by Reference’).

Other than the Non-IFRS performance measures and other operating information, the selected financial and operating information has been extracted without material adjustment from the historical financial information incorporated by reference in this prospectus. The Non-IFRS performance measures and other operating information has been derived from information extracted from management accounts and internal financial and operating reporting systems (included in ‘8.4 Non-IFRS performance measures and other operating information’ of this section) and not from the historical financial information of this prospectus for the periods described.

Certain figures contained in this document, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances (i) the sum or percentage change of such numbers may not conform exactly with the total figure given; and (ii) the sum of the numbers in a column or a row in certain tables may not conform exactly with the total figure given for that column or row.

The selected financial and operating information set out below should also be read in conjunction with section ‘IX. Acergy Operating and Financial Review’ of this prospectus. The complete set of annual audited accounts for the fiscal years ended November 30, 2009, 2008 and 2007 is incorporated by reference to this prospectus. Copies of the audited accounts may be obtained at Acergy S.A.’s registered office and from its website www.acergy-group.com and after Completion www.subsea7.com.

8.1 Acergy consolidated income statement

The table below sets out Acergy’s consolidated income statement for the six months ended May 31, 2010 and 2009 and for the fiscal years ended November 30, 2009, 2008 and 2007

	For the six months ended May 31,		For the fiscal year ended November 30,
	2010	2009	2009	2008	2007
	$ millions
Continuing operations:
Revenue	1,156.7	1,028.6	2,208.8	2,522.4	2,406.3
Operating expenses	(846.8)	(786.2)	(1,683.8)	(1,874.2)	(1,859.1)

Gross profit	309.9	242.4	525.0	648.2	547.2
Administrative expenses	(137.6)	(108.5)	(231.3)	(253.8)	(227.6)
Net other operating income	0.2	0.1	—	3.4	0.4
Share of results of associates and joint ventures	22.0	18.3	49.0	63.0	31.5

Net operating income from continuing operations	194.5	152.3	342.7	460.8	351.5
Investment income	4.1	3.4	6.4	17.9	30.8
Other gains and losses	(14.9)	6.0	43.6	44.1	0.6
Finance costs	(12.9)	(15.0)	(31.4)	(30.5)	(39.0)

Income before taxes	170.8	146.7	361.3	492.3	343.9
Taxation	(55.4)	(31.6)	(102.8)	(162.6)	(215.1)

Income from continuing operations	115.4	115.1	258.5	329.7	128.8
Net income/(loss) from discontinued operations	9.5	2.8	7.2	(22.5)	5.7

Net income	124.9	117.9	265.7	307.2	134.5

Net income attributable to:
Equity holders of parent	101.5	112.7	245.0	301.4	127.3
Minority interest	23.4	5.2	20.7	5.8	7.2

	124.9	117.9	265.7	307.2	134.5

Earnings per share:

	For the six months ended May 31,		For the fiscal year ended November 30,
	2010	2009	2009	2008	2007
	$ per share	$ per share	$ per share	$ per share	$ per share
Basic
Continuing operations	0.50	0.60	1.30	1.76	0.65
Discontinued operations	0.05	0.02	0.04	(0.12)	0.03

Total basic earnings per share	0.55	0.62	1.34	1.64	0.68

Weighted average number of common shares and share equivalents	183.369,857	182.854,522	182,956,010	184,142,708	188,435,592

Diluted (a)
Continuing operations	0.50	0.60	1.29	1.70	0.63
Discontinued operations	0.05	0.01	0.04	(0.11)	0.03

Total diluted earnings per share	0.54	0.61	1.33	1.59	0.66

Weighted average number of common shares and share equivalents	206,517,977	183,516,794	183,791,160	207,536,057	192,550,682

(a)	Earnings per share are computed using the weighted average number of shares and share equivalents outstanding during each period. The convertible notes are included in the diluted earnings per share if the effect is dilutive, regardless of whether the conversion price has been met. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

8.2 Acergy consolidated cash flow statement

The table below sets out Acergy’s consolidated cash flow statement information for the six months ended May 31, 2010 and 2009 and for the fiscal years ended November 30, 2009, 2008 and 2007.

	For the six months ended May 31,		For the fiscal year ended November 30,
	2010	2009	2009	2008	2007
	$ millions
Net cash (used in)/generated from operating activities	(49.2)	210.3	546.1	493.1	251.3
Net cash (used)/provided by investing activities	(190.0)	(31.8)	(100.4)	(286.7)	(220.8)
Net cash (used)/provided by financing activities	(11.6)	(10.3)	(52.0)	(186.1)	(190.0)

Net (decrease)/increase in cash and cash equivalents	(250.8)	168.2	393.7	20.3	(159.5)

8.3 Acergy consolidated balance sheet data

The table below sets out Acergy’s consolidated balance sheet information as at May 31, 2010, November 30, 2009, 2008 and 2007.

	As at May 31,		As at November 30,
	2010		2009		2008	2007
	$ millions
Non-current assets	1,283.8		1,090.1		1,139.3	1,025.1
Current assets	1,471.0		1,743.0		1,331.8	1,401.7

Total assets	2,754.8		2,833.1		2,471.1	2,426.8

Non-current liabilities	536.0		512.7		555.5	507.6
Current liabilities	1,203.1		1,221.2		1,114.2	1,100.2

Total liabilities	1,739.1		1,733.9		1,669.7	1,607.8
Total equity	1,015.7		1,099.2		801.4	819.0

Total equity and liabilities	2,754.8		2,833.1		2,471.1	2,426.8

Cash and cash equivalents	631.2	(a)	907.6	(b)	573.0	582.7
Restricted cash (c)	34.8		19.6		11.0	8.9
Total borrowings	(425.2)		(415.8)		(419.3)	(389.8)
Deferred tax assets	16.9		19.3		39.8	59.9
Deferred tax liabilities	49.9		49.9		56.1	35.6
Issued share capital, excluding own shares but including paid in surplus	894.7		893.8		888.6	882.8
Issued share capital, including own shares and including paid in surplus	677.9		671.2		659.2	771.6
Dividend per share (declared and paid)	0.23	(d)	0.22		0.21	0.20

(a)	Excludes $86.8 million relating to Sonamet which is classified as an asset held for sale.
(b)	Excludes $103.6 million relating to Sonamet which is classified as an asset held for sale.
(c)	Restricted cash balances comprise funds held in a separate bank account which will be used to settle accrued taxation liabilities, and deposits made by Acergy as security for certain third-party obligations. Cash balances that are subject to restrictions that expire after more than one year are classified under non-current assets.
(d)	Declared but paid in June 2010.

8.4 Non-IFRS performance measures and other operating information

The table below sets out Acergy’s Backlog from continuing operations as at May 31, 2010 and 2009 and as at November 30, 2009, 2008 and 2007:

	As at May 31,		As at November 30,
	2010	2009	2009	2008	2007
	$ millions
Backlog from continuing operations	2,251	2,415	2,848	2,511	2,832

The table below sets out Acergy Adjusted EBITDA and Acergy Adjusted EBITDA margin for the six months ended May 31, 2010 and 2009 and the twelve months ended November 30, 2009, 2008 and 2007:

	For the six months ended May 31,		For the fiscal year ended November 30,
	2010	2009	2009	2008	2007
	$ millions
Acergy Adjusted EBITDA from continuing operations	256.6	215.0	488.3	573.0	437.9
Acergy Adjusted EBITDA margin from continuing operations	22.2%	20.9%	22.1%	22.7%	18.2%

Acergy Adjusted EBITDA from discontinued operations	13.2	6.4	16.6	(27.8)	9.1
Acergy Adjusted EBITDA margin from discontinued operations	35.4%	13.1%	14.5%	(9.9)%	3.3%

Acergy Adjusted EBITDA from Total operations	269.8	221.4	504.9	545.2	447.0
Acergy Adjusted EBITDA margin from Total operations	22.6%	20.5%	21.7%	19.4%	16.7%

IX. ACERGY: OPERATING AND FINANCIAL REVIEW

9.1 Significant factors affecting operations and revenues of Acergy

9.1.1 Business environment

Acergy’s services largely depend on the success of exploration and the level of investment in upstream offshore exploration and production by the major oil companies. Management believes the medium-term market fundamentals for Acergy’s business remain strong, driven by increasing field depletion and clients’ strategic needs to access new reserves and replenish production, including the development of hydrocarbon discoveries in increasingly challenging acreage.

2008 witnessed significant and historic events in capital and commodity markets, with global financial markets suffering the most serious crisis since the great crash of 1929. For commodity markets, 2008 was a year of extremes as the oil price reached nearly $150 per barrel, later falling to below $40 per barrel. The effect of the economic downturn remained evident throughout 2009. The combination of macro economic concerns and oil price weakness dented market confidence which, together with the credit crunch, put pressure on clients’ short and medium-term capital expenditure plans, resulting in clients delaying the award of large SURF projects and poor short-term visibility in this market. Consequently there was a lower level of activity with pressure on prices in 2009.

In the first half of fiscal year 2010, a stronger oil price and more stable macro environment inspired greater confidence in the industry. During the first half of 2010, Acergy continued to see increased tendering activity worldwide. A number of the major SURF contracts, delayed during 2009, are still expected to come to market award in the second half of 2010. The offshore installation phase of these new SURF projects will commence beyond 2011. In the short and medium-term, Acergy also expects the demand for Conventional services in West Africa to remain strong. However, for short-term work, particularly in the North Sea, the pricing environment is expected to remain challenging. Overall, the recent stable oil price underpins Acergy’s confidence in the long-term prospects of the industry.

During 2010, the tragic event surrounding the Macondo well in the US Gulf of Mexico has raised questions regarding future activity and regulation within the industry. Acergy has a very limited exposure to the US Gulf of Mexico today, with less than 1% current Backlog allocated to the region. Therefore Acergy does not anticipate a direct impact on its financial performance in the short or medium term. However, Acergy anticipates that some deepwater projects in the US Gulf of Mexico that were previously due to come to market award over the next 12 months may be delayed until late 2011 or possibly 2012. The incident has placed a greater focus on reliability, engineering, and project management resources and so Acergy anticipates this focus to translate into the specifications for new projects and it is possible that new regulations may be introduced as a result. Due to Acergy’s expertise and continued focus of operating to the highest safety standards in the industry, it does not view this as a negative. Overall, this event and the subsequent industry reaction does not provide Acergy additional information that would lead it to change its view on the market in the short and medium term.

9.1.2 Seasonality

A significant portion of Acergy’s revenue in the first half of fiscal year 2010 and fiscal year 2009 was generated from work performed offshore West Africa where optimal weather conditions exist only from October to April, with most offshore operations being scheduled for that period. Acergy also generated a significant portion of its revenue in fiscal year 2009 in the North Sea and Norwegian Sea. Adverse weather conditions during the winter months in this region usually result in low levels of activity. Due to the macro environment and current financial conditions the usual seasonal patterns of an increased level of activity during the summer usually observed in the North Sea and the Norwegian Sea have been noticeably dampened.

A full-year result is not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, Acergy may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms. During periods of curtailed activity due to adverse weather conditions, Acergy continues to incur operating expenses, but revenue from operations may only be recognised later in line with the percentage-of-completion method.

9.1.3 Vessel utilisation

Acergy’s ability to earn revenue is driven by its optimisation of the utilisation of its ships. The following table sets forth the average vessel utilisation by year for the fleet of dynamically positioned deepwater and heavy construction ships, light construction and survey ships, and other barges and anchor ships. The utilisation rate is calculated by dividing the total number of days for which the ships were engaged in project-related work by 350 days annually, expressed as a percentage. The remaining 15 days are attributable to routine maintenance.

	For the six months ended May 31		For the fiscal year ended November 30
Utilisation rate (excluding discontinued operations)	2010 (%)	2009 (%)	2009 (%)	2008 (%)	2007 (%)
Deepwater and heavy construction vessels	69	82	82	83	86
Light construction and survey vessels	51	77	81	84	96
Other barges and anchor vessels	70	55	79	27	67

Utilisation of major vessels (excludes barges and minor support vessels included in the above table and calculated on the above basis) was 68% in the first half of fiscal year 2010 (first half of fiscal 2009: 76%) and 80% in fiscal year 2009 (2008: 81%).

The utilisation of deepwater and heavy construction vessels has remained at a similar level to fiscal year 2008. Toisa Proteus, located in Asia, and Acergy Polaris, located in West Africa, had higher utilisation levels; however there was a reduction in utilisation of Acergy Falcon and Acergy Hawk.

The increase in the utilisation of Acergy Polaris was due to the fact that in 2008 the ship had a seven month dry-dock as the ship had been in service for 30 years.

Utilisation of light construction and survey ships has decreased slightly in fiscal year 2009 compared to fiscal year 2008, mainly due to reduced utilisation of Acergy Petrel, which operates in the competitive North Sea survey segment.

The utilisation of other barges and anchor ships has increased significantly in fiscal year 2009 as compared to that of fiscal year 2008. This is due to a much higher utilisation of the cargo barges in West Africa supporting conventional and hook up activities, which were lower in fiscal year 2008 but which returned to fiscal year 2007 levels.

For fiscal year 2010 a decrease in the annual utilisation of the fleet is anticipated due to the current market conditions and a higher number of scheduled dry-docks being performed in the year. In the first half of fiscal year 2010 the average utilisation of ships was 67% primarily due to planned dry-docks on Acergy Eagle, Acergy Discovery and Acergy Falcon, which experienced an extended dry-dock due to a fire while in its scheduled dry-dock.

9.1.4 Vessel scheduling

Performance can be adversely affected by conflicts in the scheduled utilisation of key ships and barges. These can be caused by delays in releasing ships from projects due to additional client requirements and overruns. Conflicts can also arise from commercial decisions concerning the utilisation of assets after work has been tendered and contracted for. The need to substitute ships or barges as a result of unavailability of initially planned ships or barges can adversely affect the results of the projects concerned.

9.1.5 Maintenance and reliability of assets

The successful execution of contracts requires a high degree of reliability of ships, barges and equipment. Breakdowns not only add to the costs of executing a project, but can also cause delays in the completion of subsequent contracts which are scheduled to utilise the same assets. Acergy operates a scheduled maintenance programme in order to keep all assets in good working order but, despite this, breakdowns can and do occur.

9.1.6 Revisions of estimates on major projects

During the course of major projects adjustments to the original estimates of the total contract revenue, total contract cost, or extent of progress toward completion are often required as the work progresses under the contract and as experience is gained, even though in certain cases the scope of work required under the contract may not change. Where a change of scope is required, variation orders are negotiated with the client. However final agreement and settlement are often not achieved until late in the project. These revisions to estimates will not result in restating amounts in previous periods as they are continuous and characteristic of the process. Estimates are revised monthly on the basis of project status reports, which include an updated forecast of the cost to complete each project. Additional information that enhances and refines the estimation process is often obtained after the balance sheet date but before the issuance of the financial statements.

Such information will be reflected in the financial statements, unless the events occurring after the balance sheet date are outside the normal exposure and risk aspects of the contract, in which case they will be reflected in the following fiscal year.

The revision of estimates calculation is based on the difference between the current and prior fiscal year’s estimated gross margin at completion of the project, multiplied by the prior fiscal year percentage-of-completion. If a project had not commenced at November 30 of the previous fiscal year, the revision of estimates incurred for this project during the current fiscal year would not be included in the calculation for revision of estimates.

The impact of revisions of project estimates, including variation orders, at the gross profit level is as follows:

	For the sixth months ended May 31	For the fiscal year ended November 30
	2010	2009	2008	2007
	$ millions
Continuing operations
Positive revisions	99.0	154.8	180.8	144.7
Negative revisions	(6.3)	(73.9)	(4.5)	(16.8)

Total continuing revisions	92.7	80.9	176.3	127.9

Discontinued operations
Positive revisions	13.2	17.5	—	10.1
Negative revisions	—	—	(23.8)	—

Total discontinued revisions	13.2	17.5	(23.8)	10.1

Total	105.9	98.4	152.5	138.0

For the first half of fiscal year 2010 there were positive revisions to estimates (improvements in projected project margins during and at completion of the contract) reported in all business segments. Negative revisions primarily related to Acergy NEC mainly due to increased operating expenses.

There were positive revisions to estimates (improvements in projected project margin during and at completion of the contract) reported in all business segments during fiscal year 2009. Negative revisions in fiscal year 2009 primarily related to Acergy NEC, which reported $56.5m on SURF projects, primarily due to increased operating expenses on the Marathon Volund Project which completed during the fiscal year and which is subject to ongoing commercial negotiations.

9.1.7 Exchange rates

Acergy transacts in a number of foreign currencies and as a result has foreign currency denominated revenue, expenses, assets and liabilities. However, the Acergy consolidated results are presented in US Dollars. As a consequence, movements in exchange rates can affect profitability, the comparability of results between periods and the carrying value of assets and liabilities. Other than the US Dollar, the major foreign currencies of Acergy are the Euro, British Pound and NOK.

The policy of Acergy is to contract in the functional currency of the contracting entity. However, when Acergy incurs expenses that are not denominated in the same currency as the related functional currency revenue, foreign exchange rate fluctuations can adversely affect profitability. Where it is not possible to contract in functional currency, Acergy’s policy is to use foreign exchange contracts to hedge the significant external foreign exchange exposure. The functional currencies of the most significant subsidiaries are in Acergy NAMEX the US Dollar; in Acergy AME the US Dollar and Australian Dollar; in Acergy AFMED, primarily the Euro, Nigerian Naira, Central African Franc and US Dollar; in Acergy NEC primarily the NOK, Canadian Dollar and British Pound and in Acergy SAM, the Brazilian Real and US Dollar. Exposure to currency exchange rate fluctuations results from net investments in foreign subsidiaries, primarily in the UK, Norway, France and Brazil. There is also exposure to fluctuations in several other currencies resulting from operating expenditures and significant one-off non-project-related transactions such as capital expenditure. In order to prepare consolidated financial statements, non-US Dollar denominated results of operations, assets and liabilities are translated to US Dollars. Balance sheet items are translated into US Dollars using the relevant exchange rate at the fiscal year end for assets and liabilities, and income statement and cash flow items are translated using exchange rates which approximate the average exchange rate during the relevant period.

Fluctuations in the value of the US Dollar versus other currencies will have an effect on the reported Consolidated Income Statement and the value of assets and liabilities in the Consolidated Balance Sheet even where the results of operations or the value of those assets and liabilities have not changed in their local functional currency.

As Acergy conducts operations in many countries there is exposure to currency fluctuations through generation of revenue and expenditure in the normal course of business. The currency rate exposure policy prescribes the range of allowable hedging activity to minimise this exposure. Forward foreign exchange contracts are used primarily to hedge capital expenditure and operational non-functional currency exposure on a continuing basis for periods consistent with committed exposures.

9.1.8 Impairment charges

Impairment charges for the first half of fiscal year 2010 amounted to $3.8 million (first half of fiscal 2009: $nil). The charges related to Sonamet and Sonacergy, which were classified as assets held for sale at May 31, 2010.

Impairment charges in fiscal year 2009 amounted to $15.6 million (2008: $2.8 million). The charge for 2009 included $9.8 million relating to underutilised operating equipment and $4.8 million relating to Sonamet and Sonacergy, which were classified as assets held for sale at November 30, 2009. Discontinued operations contributed $1.0 million to the impairment charge. This related to a reduction in the expected sale price of equipment relating to but not included in the sale of Acergy Piper.

In fiscal year 2008, impairment charges in respect of underutilised operating equipment amounted to $2.8 million and a reversal of an impairment charge relating to Acergy Piper of $14.3 million. Impairment charges in fiscal year 2007 were $0.3 million in respect of underutilised operating equipment.

9.2 Critical accounting policies

In the application of Acergy’s accounting polices, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other assumptions that Acergy believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. For further detail on this, and other critical accounting policies Acergy use, please see Note 3 to the 2009 Acergy Annual Report.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of revision and future periods if the revision affects both current and future periods.

9.2.1 Revenue recognition on long-term contracts

Substantially all of Acergy’s projects are accounted for using the percentage-of-completion method, which is standard for Acergy’s industry. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses. Adjustments based on the percentage-of-completion method are reflected in contract revenues in the reporting period. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues or costs, a charge or credit is recognised against current earnings; amounts in prior periods are not restated. Such a charge or credit may be significant depending on the size of the project or the adjustment. Additional information that enhances and refines the estimating process is often obtained after the balance sheet date but before the issuance of the financial statements which may result in an adjustment of the financial statements based on events, favourable or unfavourable occurring after the balance sheet date. However, if a condition arises after the balance sheet date which is of a non-adjusting nature the results recognised in the financial statements will not be adjusted.

The percentage-of-completion method requires Acergy to make reliable estimates of progress toward completion of contracts and contract revenues and contract costs. Acergy believes it assesses its business risks in a manner that allows it to evaluate the outcome of its projects for purposes of making reliable estimates. In the past, the outcome of a project has often been more favourable than originally expected, due to increases in scope or efficiencies achieved during execution. However, Acergy’s business risks have involved, and will continue to involve, unforeseen difficulties including weather, economic instability, labour strikes, localised civil unrest, and engineering and logistical changes, particularly in major projects. Acergy does not believe its business is subject to the types of inherent hazards, conditions or external factors that raise questions about contract estimates and about the ability of either the contractor or client to perform its obligations that would indicate that the use of the percentage-of-completion method is not preferable.

9.2.2 Revenue recognition on variation orders and claims

A major portion of Acergy’s revenue is billed under fixed-price contracts. Due to the nature of the services performed, variation orders and claims are commonly billed to clients.

A variation order is an instruction by the client for a change in the scope of the work to be performed under the contract which may lead to an increase or a decrease in contract revenue based on changes in the specifications or design of an asset and changes in the duration of the contract. Additional contract revenue is recognised when it is probable that the client will approve the variation and the amount of revenue arising from the variation can be reliably measured.

A claim is an amount that may be collected as reimbursement for costs not included in the contract price. A claim may arise from delays caused by clients, errors in specifications or design, and disputed variations in contract work. The measurement of revenue arising from claims is subject to a high level of uncertainty and can be dependent on the outcome of negotiations. Therefore, claims are recognised in contract revenue only when negotiations have reached an advanced stage such that it is probable that the client will accept the claim and the amount can be measured reliably.

9.2.3 Property, plant and equipment

Property, plant and equipment are recorded at cost, and depreciation is recorded on a straight-line basis over the useful lives of the assets. Management uses its experience to estimate the remaining useful life and residual value of an asset, particularly when it has been upgraded. When events or changes in circumstances indicate that the carrying value of property, plant and equipment may not be recoverable a review for impairment is carried out by management. Where the ‘value in use’ method is used to determine the recoverable amount of an asset, management use their judgment in determining asset utilisation, profitability, remaining life, and the discount rate when performing the calculation.

9.2.4 Impairment of investments in and advances to associates and joint ventures

Investments in associates and joint ventures are reviewed periodically to assess whether there is objective evidence that the carrying value of the investment is impaired. In making this assessment, Acergy considers whether or not they are able to recover the carrying value of the investment.

A provision is made against non-collectability of loans and advances made to associates and joint ventures when there is objective evidence that Acergy will be unable to collect all amounts due according to the contractual terms of the agreement.

9.2.5 Recognition of provisions and disclosure of contingent liabilities

Acergy is subject to various claims, suits and complaints involving, clients, subcontractors, employees, and tax authorities and others in the ordinary course of business. In consultation with internal and external advisers, management will recognise a provision in the consolidated financial statements if information available prior to issuance of the consolidated financial statements indicates that it is probable that a liability had been incurred at the balance sheet date, and the amount of the loss can be reasonably estimated. Contingent liabilities for which a possible obligation exists are disclosed but not recognised.

Where the provision relates to a large population of items, the use of an ‘expected value’ is appropriate to arrive at a best estimate of the obligation. The expected value takes account of all possible outcomes, using probabilities to weight the outcomes. Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of the range is used.

9.2.6 Taxation

Acergy is subject to taxation in numerous jurisdictions and significant judgment is required in calculating the consolidated tax provision. There are many transactions for which the ultimate tax determination is uncertain and for which Acergy makes provisions based on an assessment of internal estimates and appropriate external advice, including decisions regarding whether to recognise deferred tax assets in respect of tax losses. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the difference will impact the tax charge in the period in which the outcome is determined.

9.2.7 Fair value of derivatives and other financial instruments

Judgment is applied in selecting an appropriate valuation technique for financial instruments not quoted on an active market. Valuation techniques commonly used by market practitioners are applied. For derivative financial instruments, assumptions are made based on quoted market rates adjusted for specific features of the instrument. Other financial instruments are valued using a discounted cash flow analysis based on assumptions supported, where possible, by observable market prices or rates.

9.3 Discussion of historical results

9.3.1 Revenue

Acergy’s revenue from continuing operations increased to $1,156.7 million for the first half of fiscal year 2010 (first half of fiscal 2009: $1,028.6 million) primarily reflecting good activity levels in West Africa and Asia Pacific, which were partially offset by lower activity levels in the North Sea, Brazil and US Gulf of Mexico.

Revenue from continuing operations decreased to $2,208.8 million in fiscal year 2009 (2008: $2,522.4 million). The core SURF activity contributed $1,615.8 million or 73.1 % of continuing revenue (2008: $1,832.4 million, 72.6%). Conventional activity comprised $388.2 million or 17.6% of continuing revenue (2008: $442.0 million, 17.5%) with almost all the activity occurring in West Africa. Other revenue streams related to IMR/Survey activity of $204.8 million (2008: $248.0 million) represented 9.3% of the continuing revenue. As at November 30, 2009, an estimated $1.7 billion of the $2.8 billion Backlog was scheduled for execution in fiscal year 2010.

Revenue from continuing operations increased to $2,522.4 million in fiscal year 2008 from $2,406.3 million in fiscal year 2007. The core SURF activity contributed $1,832.4 million or 72.6% of continuing revenue (2007: $1,905.2 million, 79.2%) with a growing presence in Africa and Brazil as well as increased activity in Northern Europe. Conventional activity comprised $442.0 million or 17.5% of continuing revenue (2007: $354.0 million, 14.7%) with almost all the activity occurring in Africa. Other revenue streams related to IMR/Survey activity of $248.0 million (2007: $143.7 million) and no revenue in the corporate region in 2008 (2007: $3.4 million). The most significant negative impact on revenue was the planned dry-dock scheduling, particularly Acergy Polaris during the third and fourth quarters of fiscal year 2008.

9.3.2 Operating expenses

Operating expenses in the first half of fiscal year 2010 amounted to $846.8 million (first half of fiscal 2009: $786.2 million), increasing 7.7% compared to the first half of fiscal year 2009 and less than the 12.5% increase of revenue, leading to an overall gross profit margin increase of 3.2 percentage points compared to the first half of fiscal year 2009, reflecting continued careful monitoring of project expenses.

Operating expenses in fiscal year 2009 amounted to $1,683.8 million (2008: $1,874.2 million), decreasing 10.2% compared to fiscal year 2008, slightly less than the 12.4% fall in revenue. Despite careful monitoring of project expenses, operating expenses increased, leading to an overall gross profit margin decrease of 1.9 percentage points compared to fiscal year 2008. This was primarily due to increased operating expenses on the Marathon Volund Project which completed during fiscal year 2009 and which is subject to ongoing commercial negotiations.

Operating expenses in fiscal year 2008 amounted to $1,874.2 million (2007: $1,859.1 million), a marginal increase of 0.8% compared to fiscal year 2007 and less than the 4.8% increase in revenues when compared to fiscal year 2007. The improvement in the gross margin was attributable to both a closer monitoring of costs on a project by project basis, but also benefited from a $30.0 million credit in the Acergy NEC region relating to the settlement of a Norwegian defined benefit pension scheme.

9.3.3 Gross profit

Gross profit for the first half of fiscal year 2010 was $309.9 million (first half of fiscal 2009: $242.4 million), an increase of 27.8%, with gross profit margin of 26.8% compared to 23.6% in the first half of fiscal year 2009 due to higher activity levels and a strong operating performance driven by good project execution, particularly in West Africa and Asia Pacific.

Gross profit for the fiscal year 2009 was $525.0 million (2008: $648.2 million), a decrease of 19.0%, with the gross profit margin of 23.8% declining from 25.7% in 2008. The decrease in gross profit reflects lower activity levels and the current portfolio mix with fewer major SURF projects in installation phase or completed compared to fiscal year 2008. This was partially offset by good project execution and continued good utilisation of vessels.

Gross profit for the fiscal year 2008 was $648.2 million, an increase of 18.5% compared to the gross profit in fiscal year 2007 of $547.2 million, representing a gross profit margin of 25.7% compared to 22.7% in fiscal year 2007. It should be noted that 1.2% of the margin improvement related to a $30.0 million credit in Acergy NEC arising on the settlement of a Norwegian defined benefit pension scheme. Vessel utilisation of major ships (excluding Acergy Piper) in the period decreased slightly to 84% compared to 86% in fiscal year 2007 primarily due to extensive dry-dock of Acergy Polaris and a number of other dry-docks in the second half of the year. Despite this slight fall in utilisation, total chargeable major ship days increased by over 600 days in fiscal year 2008 following fleet expansion.

9.3.4 Administrative expenses

Administrative expenses increased $29.1 million (26.8%) to $137.6 million in the first half of fiscal year 2010 compared to $108.5 million in first half of fiscal year 2009. This increase was due to higher professional fees, including ongoing legal restructuring and organisational optimisation and those arising from the proposed combination with Subsea 7, higher tendering costs and the effect of foreign currency translation.

Administrative expenses decreased $22.5 million (8.9%) to $231.3 million in fiscal year 2009 from $253.8 million in fiscal year 2008 and represented 10.5% of revenue (2008: 10.1%). This reduction is the combination of cost reduction initiatives launched in early 2009, continuous monitoring of the cost base and favourable foreign exchange rate movements.

Administrative expenses increased $26.2 million (11.5%) to $253.8 million in fiscal year 2008 from $227.6 million in fiscal year 2007, which represented 10.1% of revenue (2007: 9.5%). This was mainly attributable to some administrative expenses not being allocated to discontinued operations in fiscal year 2008 (as they remained with the business), and higher tendering and support costs to meet business requirements.

9.3.5 Share of results of associates and joint ventures

Acergy’s share of net income of associates and joint ventures from continuing operations in the first half of fiscal years 2010 and 2009 and the fiscal years ended November 30, 2009, 2008 and 2007 was as follows:

	For the six months ended May 31		For the fiscal year ended November 30
	2010	2009	2009	2008	2007
	$ millions
Mar Profundo Girassol	—	—	—	—	(0.1)
Dalia	0.9	—	2.9	0.6	3.4
Oceon	(0.1)	(0.4)	(0.9)	(0.9)	(0.5)
Acergy/Subsea 7	—	0.7	0.6	3.5	12.3
SapuraAcergy	2.8	4.0	9.7	(15.4)	(10.3)
Seaway Heavy Lifting	13.5	3.0	15.0	29.6	8.8
NKT Flexibles	4.9	11.0	21.7	45.6	17.9

Total	22.0	18.3	49.0	63.0	31.5

Acergy’s share of net income of associates and joint ventures in the first half of fiscal year 2010 increased 20.2% to $22.0 million compared to $18.3 million in the first half of fiscal year 2009. The improved results were primarily due to an increased Seaway Heavy Lifting contribution of $13.5 million (first half of fiscal 2009: $3.0 million). This was partially offset by a reduced NKT Flexibles contribution of $4.9 million (first half of fiscal 2009: $11.0m), reflecting ongoing challenging conditions in the flexible pipelay market and a lower SapuraAcergy contribution of $2.8 million (first half of fiscal 2009: $4.0 million) reflecting foreign exchange fluctuations offset by strong operational performance.

Acergy’s share of net income of associates and joint ventures in fiscal year 2009 decreased 22.2% to $49.0 million compared to $63.0 million in fiscal year 2008. The results were primarily due to a reduced NKT Flexibles contribution of $21.7 million (2008: $45.6 million), reflecting challenging conditions in the flexible pipelay market, and a lower contribution from Seaway Heavy Lifting, which contributed $15.0 million (2008: $29.6 million) due to a particularly strong performance in fiscal year 2008. This was partially offset by a positive contribution from SapuraAcergy of $9.7 million (2008: loss of $15.4 million) largely due to improvements in Kikeh and MHS Project performance and Sapura 3000 being available for the full year.

Acergy’s share of net income of associates and joint ventures in fiscal year 2008 increased by 100% to $63.0 million from $31.5 million in fiscal year 2007. The increase was primarily attributable to a strong performance from NKT Flexibles of $45.6 million (2007: $17.9 million) due to increased demand for flexible pipe following an increase in global SURF activity. Seaway Heavy Lifting contributed $29.6 million (2007: $8.8 million) with a significant improvement in the fourth quarter of fiscal year 2008 compared to the fourth quarter of fiscal year 2007 when Stanislav Yudin was in dry-dock for the full quarter. The increase was partially offset by a net loss of $15.4 million from the SapuraAcergy joint venture (2007: loss of $10.3 million).

9.3.6 Net operating income from continuing operations

Net operating income increased by $42.2 million to $194.5 million in the first half of fiscal year 2010 (first half of fiscal 2009: $152.3 million). This represents an increase of 27.7% from the first half of fiscal year 2009 driven by strong operational performance on several major contracts, successful resolution of claims, additional variation orders on ongoing projects and an improved contribution from associates and joint ventures. This was partially offset by higher administration expenses.

Net operating income decreased by $118.1 million to $342.7 million in 2009 (2008: $460.8 million). This represents a reduction of 25.6% from 2008 reflecting the overall decline in market activity observed in 2009, which was evidenced by the reduction in gross profit margin and the $14.0 million decrease in the share of results from associates and joint ventures.

In 2008 operational performance remained strong due to successful project management and execution of projects which resulted in an increase in net operating income of 31.1% to $460.8 million for fiscal year 2008 (2007: $351.5 million).

9.3.7 Investment income

In the first half of fiscal year 2010 investment income increased to $4.1 million (first half of fiscal 2009: $3.4 million), mainly as a result of higher interest rates earned on cash deposits.

In fiscal year 2009 investment income decreased to $6.4 million compared to $17.9 million in fiscal year 2008, mainly as a result of a continuing decline in global interest rates on overnight balances from deposit investment returns. This continued the trend that was experienced in fiscal year 2008 in which investment income decreased to $17.9 million from $30.8 million in fiscal year 2007.

9.3.8 Other gains and losses

Other gains and losses showed a loss of $14.9 million in the first half of 2010 compared to a gain of $6.0 million in the first half of fiscal year 2009, primarily reflecting the negative effects of foreign exchange translation on short-term Euro inter-company and cash balances and realised hedging losses arising from the weakened Euro compared to the US Dollar in the first half of fiscal year 2010.

Other gains and losses reflected a gain of $43.6 million in fiscal year 2009, compared to a gain of $44.1 million and a gain of $0.6 million in fiscal year 2008 and 2007 respectively, and are composed of gains or losses on net foreign currency exchange and disposals of property, plant and equipment.

9.3.9 Net foreign currency exchange gains or losses

During the first half of fiscal year 2010 Acergy recorded net foreign exchange losses of $15.6 million (first half of fiscal 2009: gain of $5.1 million). The largest elements of this net loss related to foreign exchange losses of

$51.6 million arising on the revaluation of cash balances, unrealised hedging losses of $19.2 million, realised hedging losses of $23.0 million, partially offset by foreign exchange gains of $78.5 million arising on the revaluation of short-term inter-company balances in subsidiary entities.

During fiscal year 2009 Acergy recorded net foreign exchange gains of $43.2 million. The largest elements of this net gain related to foreign exchange gains of $52.7 million arising on the revaluation of cash balances and unrealised hedging gains of $20.2 million, partially offset by foreign exchange losses of $30.4 million arising on the revaluation of short-term inter-company balances in subsidiary entities. In fiscal year 2008 Acergy recorded foreign exchange gains of $39.0 million. The largest elements of this gain related to the revaluation of short-term inter-company balances in subsidiary entities and the strengthening of the US Dollar compared to other currencies, primarily the Euro.

In fiscal year 2007 net foreign exchange losses amounted to $11.6 million. These consisted of a foreign exchange loss of $21.8 million due to the revaluation and settlement of short-term inter-company balances, partially offset by a gain of $10.2 million due to changes in the market value of the forward exchange contracts and the realisation of forward exchange contracts.

9.3.10 Gains on disposal of property, plant and equipment

In the first half of fiscal year 2010 a gain of $0.7 million (first half of fiscal 2009: loss of $1.5 million) was recognised relating to operating equipment.

In fiscal year 2009 a gain of $0.4 million was recognised relating to operating equipment.

In fiscal year 2008, the gain of $5.4 million primarily reflected a gain of $3.7 million arising on the disposal of a Saturation Dive system. Additionally, other small gains include $0.7 million on the sale of Tarpon in Acergy NAMEX and a gain on the disposal of Bucksburn House, Scotland in Acergy NEC.

In fiscal year 2007, the gain of $13.6 million comprised $12.5 million from the sale of diving and shallow water assets in Acergy AME, $0.7 million from the sale of the J-Lay tower in Acergy AFMED and other gains on disposal totalling $0.4 million.

9.3.11 Finance costs

Finance costs decreased $2.1 million to $12.9 million in the first half of fiscal year 2010 (first half of fiscal 2009: $15.0 million), primarily reflecting higher levels of capitalised interest.

Finance costs in fiscal year 2009 were comparable to fiscal year 2008, totalling $31.4 million in comparison to $30.5 million for fiscal year 2008, relating mainly to interest on convertible loan notes. Finance costs in fiscal year 2008 decreased to $30.5 million compared to $39.0 million in fiscal year 2007, due to interest on tax liabilities of $10.7 million recognised in 2007 in comparison to $0.7 million in 2008.

9.3.12 Income before taxes

Income before taxation from continuing operations for the first half of fiscal year 2010 increased to $170.8 million (first half of fiscal 2009: $146.7 million), primarily reflecting strong operational performance, particularly in Acergy AFMED and Acergy AME and an improved contribution from associates and joint ventures. This was partly offset by lower activity levels in the North Sea, Brazil and US Gulf of Mexico, higher administrative expenses and other losses arising from foreign exchange movements.

In fiscal year 2009 net income before taxation decreased to $361.3 million (2008: $492.3 million and 2007: $343.9 million), primarily due to the decrease in investment income and income from operations.

9.3.13 Taxation

Taxation for first half of fiscal year 2010 was $55.4 million (first half of fiscal 2009: $31.6 million) resulting in an effective tax rate of 32% (first half of fiscal 2009: 22%), reflecting the current geographical portfolio mix of Acergy’s business. The effective tax rate for the first half of fiscal year 2009 reflects the release of certain provisions following the resolution of a number of audits during that period.

Acergy recorded a net tax charge of $102.8 million on continuing operations in fiscal year 2009 as compared to $162.6 million in fiscal year 2008 (2007: $215.1 million). The effective tax rate on continuing operations for 2009 was 28.5%, compared to an effective tax rate of 33.0% for 2008 (2007: 62.5%). The movements in the tax provision or benefit year on year generally are a product of the differing levels of profitability achieved in each of the many territories in which business is conducted. The significant components of the taxation provision are referred to in the following paragraphs.

The tax rate in 2009 benefited from a net release of provisions and prior year adjustments totalling $8.6 million including the impact of progress made towards resolution of UK and French tax audits. Against this, the tax rate reflected that a significant proportion of profits were generated by Acergy AFMED, which operated in high tax regimes. Acergy reassessed its estimates of the probable liabilities resulting from ongoing tax audits which resulted in a net release of provisions of $10.2 million. The French tax audit remains ongoing, but substantial progress has been made toward resolving all open cases through 2005. In fiscal year 2008, a provision of $4.1 million was made for risks arising out of tax audits and enquiries in the UK.

In fiscal 2007, an accrual for tax liabilities of $59.8 million was made. The most significant of these provisions arose from the French tax audit. Acergy made a provision of $26.0 million in fiscal 2007 in respect of certain identified risks reflecting Acergy’s best estimates of its probable liability. Additionally further provisions of $23.0 million were made in fiscal year 2007 reflecting revised estimates of probable liabilities identified through Acergy-wide review of uncertain tax positions. A further $10.8 million of the accrual was expensed on transition to IFRS.

Acergy updated its group-wide review of uncertain tax positions in 2009 and has made additional provision in respect of potential exposures arising from the contracting structure of Acergy and restructurings previously undertaken in a number of jurisdictions. The impact of this provision is included in the $8.6 million noted above. However, it is possible that the ultimate resolution of ongoing tax inquiries and audits and uncertain tax positions could result in tax charges that are materially higher or lower than the amounts accrued or provided for.

Acergy’s UK ship owning subsidiaries continue to be taxed within the UK tonnage tax regime. A key feature of this regime is that the commercial profits from the ship operations qualifying as tonnage tax activities are adjusted by reference to a formula linked to the tonnage of the vessels before being taxed at the UK statutory tax rate. The tax charge reflected a net benefit of $6.0 million in fiscal year 2009 compared to $7.5 million in fiscal year 2008 (2007: $0.5 million). This is compared to the UK tax that would be payable had Acergy not elected to join the UK tonnage tax regime. During fiscal year 2007 the UK tax authorities started an enquiry into the amount of profits allocated to tonnage tax from 2003 to 2006. The enquiry closed in 2009 with no material adjustment being required.

Acergy recognised net deferred tax liabilities totalling $30.6 million in fiscal 2009 (2008: a deferred tax liability of $16.3 million, 2007: a deferred tax asset of $24.3 million) for the tax effects of temporary differences related to property, plant and equipment, accrued expenses, share-based payments, convertible loan notes and tax losses.

The effective tax rate for fiscal year 2009 has been reduced by the availability of losses in the United States and withholding tax credits and losses in Nigeria which had not been previously recognised as a deferred tax asset. The benefit in fiscal year 2009 of approximately $18 million is unlikely to recur in the foreseeable future. In 2007 the tax rate was increased by the generation of these losses and withholding tax credits on which no deferred tax asset was recognised.

Acergy has potential future tax deductions, tax credits and Net Operating Losses (‘NOLs’) in several countries, including, as noted above, the US. With the exception of some of the losses in France and the UK, no deferred tax asset has been recognised in respect of the future benefit of NOL’s because Acergy determined, due to an uncertainty over future profits and a history of losses in the jurisdictions concerned, that it is unlikely that tax deductions will be realised based on current estimates of future taxable earnings. Across its subsidiaries, Acergy has NOLs and similar deductions of $148 million, a substantial proportion of which are in the US.

The Issuer is a tax exempt 1929 Luxembourg holding company. The Luxembourg law of July 31, 1929 on the tax regime of financial participation companies (holding companies) which provides for a special tax regime for 1929 holding companies will expire on December 31, 2010. For further details please see section ‘XIX. Taxation’.

9.3.14 Income from continuing operations

Income from continuing operations for the first half of fiscal year 2010 was $115.4 million (first half of fiscal 2009: $115.1 million), primarily reflecting a strong operational performance across the project portfolio and an improved contribution from associates and joint ventures. This was partially offset by lower activity levels in the North Sea, Brazil and US Gulf of Mexico, higher administrative expenses, other losses arising from foreign exchange movements and a higher tax charge.

Income from continuing operations decreased 21.6% to $258.5 million for fiscal year 2009 compared to $329.7 million for fiscal year 2008. The decrease in income was a combination of lower operating activity levels during the year and reduced investment income, partially offset by a reduction in the effective tax rate from 33.0% to 28.5%, where Acergy benefited from a tax audit provision reversal reducing the overall tax charge.

In 2008 income from continuing operations increased 156.0% to $329.7 million for fiscal year 2008 compared to $128.8 million for fiscal year 2007. The increase in income from continuing operations was primarily due to a combination of the reduction in the effective tax rate, the increased activity levels which generated higher revenues and gross margins from Acergy’s projects, greater contributions from joint venture operations and foreign exchange gains from the revaluation of inter-company balances.

9.3.15 Discontinued operations

Discontinued operations for the first half of fiscal year 2010 generated $37.3 million of revenue (first half of fiscal 2009: $49.0 million). This activity was limited to the Mexilhao Project, which completed its operational phase during the period. Net income of $9.5 million (first half of fiscal 2009: $2.8 million) arose in the first half of fiscal year 2010 from discontinued operations.

Discontinued operations for fiscal year 2009 generated $114.8 million of revenue. Operating expenses attributable to discontinued operations during fiscal year 2009 amounted to $99.9 million. Net income of $7.2 million was recorded from discontinued operations for fiscal year 2009 after taking into consideration an impairment charge on Acergy Piper generators and generating sets of $1.0 million and taxation on discontinued operations of $6.7 million.

Discontinued operations for fiscal year 2008 generated $281.8 million of revenue. Operating expenses attributable to discontinued operations during fiscal year 2008 amounted to $320.7 million. A net loss of $22.5 million was incurred from discontinued operations for fiscal year 2008. These results included the $14.3 million reversal of a previous impairment charge relating to Acergy Piper and a $2.1 million taxation credit on discontinued operations.

In November 2008, Acergy decided to dispose of its non-core Trunkline business which included only Acergy Piper and was hence classified as discontinued operations for fiscal years 2008 and 2009. Further, the Trunkline operations, which were previously recorded under continuing operations in fiscal year 2007, were restated as part of discontinued operations for fiscal year 2007. The sale of Acergy Piper to Saipem (Portugal) Comercio Maritimo S.U. Lda was completed on January 9, 2009 for a net sales consideration of $73.0 million. Prior to being classified as an asset held for sale, Acergy reversed $14.3 million of impairment charges from prior years to operating expenses in discontinued operations.

Discontinued operations in fiscal year 2007 also included the final completion of the remaining IMR and conventional project work in Trinidad and Tobago (part of the Acergy NAMEX region) which had commenced prior to the disposal of nine IMR and conventional ships to Cal Dive International Inc. during fiscal years 2005 and 2006. Discontinued operations for fiscal year 2007 generated $274.0 million of revenue. This included $211.2 million contributed by the Acergy NEC region, $45.9 million by the Acergy SAM region and $16.9 million by the Acergy NAMEX region. Expenses attributable to discontinued operations during fiscal year 2007 amounted to $271.2 million resulting in a net income of $5.7 million from discontinued operations for fiscal year 2007 after taking into consideration a taxation credit on discontinued operations amounting to $2.9 million.

9.3.16 Net income

Net income from total operations for the first half of fiscal year 2010 was $124.9 million (first half of fiscal 2009: $117.9 million).

In fiscal year 2009 net income for total operations was $265.7 million (2008: $307.2 million, 2007: $134.5 million)

9.3.17 Acergy Adjusted EBITDA

Acergy Adjusted EBITDA margin from continuing operations in the first half of fiscal year 2010 was 22.2% (first half of fiscal 2009: 20.9%). Acergy Adjusted EBITDA margin from total operations for the six months was 22.6% (first half of fiscal 2009: 20.5%).

Acergy Adjusted EBITDA margin from continuing operations in 2009 was 22.1% (2008: 22.7%, 2007: 18.2%). Acergy Adjusted EBITDA margin from total operations for 2009 was 21.7% (2008: 19.4%, 2007: 16.7%).

9.4 Business segments’ results

Acergy’s operations were managed through five geographical segments. In 2009 Acergy decided to combine the regional structures into ‘Territory 1’ and ‘Territory 2’ in order to improve commercial focus and the co-ordination and utilisation of worldwide resources.

‘Territory 1’ comprises Acergy Northern Europe and Canada, and Acergy Asia and Middle East.

‘Territory 2’ comprises Acergy Africa and Mediterranean, Acergy North America and Mexico and Acergy South America.

‘Corporate’ manages activities that serve more than one segment.

The chief operating decision maker is the Chief Executive Officer of Acergy S.A. He is assisted by the Chief Operating Officer of Acergy S.A. who is supported by the Senior Vice President of each ‘Territory’. Each region within the ‘Territories’ is managed by a Vice President who is responsible for all aspects of the projects within the relevant segment, from initial tender to completion. Each segment is accountable for income and losses for such projects. One segment may provide support to other segments; an example is the Frade project where Acergy NAMEX provides project management support to Acergy SAM.

9.4.1 Territory 1

Acergy Northern Europe and Canada (‘Acergy NEC’):

This segment includes all activities from continued operations in Northern Europe and Eastern Canada and manages project specific joint ventures. Its offices are based in Aberdeen, UK; Stavanger, Norway; Moscow, Russia; and St John’s, Canada.

For the six months ended May 31	2010	%		2009	%
	($ millions)			($ millions)
Revenue	211.7	18.3	(a)	268.7	26.1	(a)
Operating expenses	(195.0)	23.0	(b)	(249.3)	31.7	(b)
Net operating loss	(6.4)			(3.0)

For the fiscal year	2009	%		2008	%		2007	%
	($ millions)			($ millions)			($ millions)
Revenue	648.8	29.4	(a)	843.1	33.4	(a)	696.6	28.9	(a)
Operating expenses	(519.7)	30.9	(b)	(574.5)	30.7	(b)	(509.2)	27.4	(b)
Net operating income	67.4			192.0			121.5

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

Investment

In fiscal year 2007 Acergy entered into a $180.0 million agreement with Havila Shipping ASA for a new build diving support ship for Acergy NEC which is expected to join the fleet in the second half of 2010. The ship, Acergy Havila, will be a state-of-the-art diving support ship and is specifically designed for efficient diving operations in the harshest environments. Acergy Havila will be owned by Acergy Havila Limited, a subsidiary in which Acergy has a 50% ownership, and will be operated by Acergy for a period of ten years.

In fiscal year 2007 Acergy signed a new lease agreement with Volstad Shipping AS for a five year charter of the new build ship Acergy Merlin for the IMR and Survey market. The charter agreement for Acergy Merlin was cancelled in February 2009 following a reduction in the level of forecast IMR and Survey work. A charge has been recorded in fiscal year 2009 of $6.5 million, being the cost of cancelling the charter agreement. In fiscal year 2009, Acergy decided not to exercise the renewal option for Normand Mermaid lease agreement with lessor Solstad Shipping AS.

Revenue

Acergy NEC’s revenue from continuing operations for the first half of fiscal year 2010 was $211.7 million representing 18.3% of total revenue from continuing operations, a decrease of $57.0 million compared to $268.7 million in first half of fiscal year 2009. The decrease reflected lower activity levels in an ongoing challenging market environment, lower ship utilisation and fewer projects in installation phase, partly offset by good operational progress on a number of projects including DSVi frame agreement, DONG Siri and Trym, Deep Panuke, BP Skarv and the completion of the Maersk Lochranza Project.

Acergy NEC’s revenue from continuing operations for fiscal year 2009 was $648.8 million representing 29.4% of total revenue from continuing operations, a decrease of $194.3 million compared to $843.1million in fiscal year 2008. The decrease reflected lower activity levels, as anticipated and lower ship utilisation in the highly competitive North Sea region. All business areas were affected by the economic downturn; SURF activity, revenues declined to $506.7 million in fiscal year 2009 compared to $647.0 million in fiscal year 2008; IMR and Survey activities also declined with revenues of $142.1 million compared to $196.1 million in fiscal year 2008. The market conditions and reduced investment in the segment have also resulted in new project awards of smaller value in comparison to the main revenue generating projects which reached maturity in 2008. Main project revenue contributors for fiscal year 2009 were Dong Nini East, Ormen Lange, Gjoa and EnCana Deep Panuke which made good progress during the year.

This segment’s revenue in fiscal year 2008 of $843.1 million represented 33.4% of total revenue from continuing operations, an increase of $146.5 million compared to $696.6 million in fiscal year 2007. The increase was driven by higher levels of SURF activity which reported revenue of $647.0 million compared to $589.1 million in fiscal year 2007, and IMR and Survey activity which contributed revenue of $196.1 million compared to $107.5 million in fiscal year 2007. These results reflected good progress on SURF projects such as Marathon Volund, Sage Hot Tap, Miskar and the Tyrihans Subsea installation. In addition, the number of chargeable vessel days increased following the delivery of Skandi Acergy during fiscal year 2008.

Operating expenses

Acergy NEC’s operating expenses for first half of fiscal year 2010 were $195.0 million representing 23.0% of total operating expenses from continuing operations, a decrease of $54.3 million compared to $249.3 million in first half of fiscal year 2009. Operating expenses were 92.1% of the segment’s revenue and broadly in line with 92.8% in the first half of fiscal year 2009.

Acergy NEC’s operating expenses for fiscal year 2009 were $519.7 million representing 30.9% of total operating expenses from continuing operations, a decrease of $54.8 million compared to $574.5 million in fiscal year 2008. Operating expenses were 80.1% of the segment’s revenue compared to 68.1% in fiscal year 2008. Operating expenses for fiscal year 2008 included a credit of $30.0 million related to the settlement of a Norwegian defined benefit pension scheme. Excluding the settlement, operating expenses represented 80.1% of the segment’s revenue in fiscal year 2009 compared to 71.7% in 2008. The increase predominately reflects the additional operating expenses on the Marathon Volund Project which completed during fiscal year 2009, although commercial negotiations remain ongoing.

This segment’s operating expenses for fiscal year 2008 were $574.5 million representing 30.7% of total operating expenses from continuing operations, an increase of $65.3 million compared to $509.2 million in fiscal year 2007. This increase of $65.3 million included a credit of $30.0 million arising on the settlement of a Norwegian defined benefit pension scheme in fiscal year 2008. Operating expenses were 68.1% of the segment’s revenue in fiscal year 2008 compared to 73.1% in fiscal year 2007. Excluding the settlement credit, operating expenses as a percentage of revenue for fiscal year 2008 would have been broadly in line with fiscal year 2007.

Net operating income / (loss)

Acergy NEC realised a net operating loss from continuing operations during the first half of fiscal year 2010 of $6.4 million (first half of fiscal 2009: net operating loss of $3.0 million) reflecting lower activity levels due to prevailing market conditions, lower vessel utilisation and the rescheduling of certain vessels for upcoming offshore operations. These factors were partially offset by the recognition of positive revisions in variation orders. Commercial negotiations on the Marathon Volund Project continue.

Acergy NEC’s net operating income for fiscal year 2009 was $67.4 million, a decrease of $124.6 million compared to $192.0 million in fiscal year 2008. The decrease in fiscal year 2009 is primarily due to a reduction in gross profit of $139.5 million due to lower project activity levels and an increase in operating expenses on the Marathon Volund Project which completed during the fiscal year 2009, although commercial negotiations remain ongoing. This was partially offset by a reduction in administrative expenses of $17.9 million following cost reduction measures taken during the year.

In fiscal year 2008 the segment’s net operating income was $192.0 million, an increase of $70.5 million compared to $121.5 million in fiscal year 2007. The increase in fiscal year 2008 was primarily due to increased gross profit of $81.2 million from projects due to higher project activity and the benefit of the $33.0 million gain arising on the settlement of a Norwegian defined benefit pension scheme in fiscal year 2008.

The following table sets forth the most significant recent or ongoing projects in the Acergy NEC segment:

Project name	Description
Lump sum SURF projects:

Britannia Satellites	Project offshore UK, executed during 2005 to 2007 for ConocoPhillips.

Deep Panuke	Project offshore Canada, being executed during 2008 to 2011 for Encana Corporation.

Gjoa Umbilical Riser	Project offshore Norway, being executed during 2008 to 2010 for StatoilHydro.

Marulk Marine Ops	Project offshore Norway, expected to be executed during 2010 to 2011 for Statoil.

Miskar	Project offshore Tunisia, executed during 2007 to 2008 for British Gas.

Njord Gas Export	Project offshore Norway, executed during 2005 to 2008 for StatoilHydro.

Nini East Development	Project offshore Denmark, being executed during 2008 to 2010 for DONG Energy.

Ormen Lange	Project offshore Norway, executed during 2008 to 2009 for StatoilHydro.

Talisman Scapa	Project offshore UK, executed during 2009 for Talisman.

Taurt & Ha’py	Project offshore Egypt, expected to be executed during 2010 to 2011 for Pharaonic Petroleum Company.

Trym Field Development	Project offshore Norway, being executed during 2009 to 2010 for DONG Energy.

Tyrihans Subsea	Project offshore Norway, executed during 2006 to 2008 for StatoilHydro.

SAGE Hot Tap	Project offshore UK, executed during 2007 to 2008 for ExxonMobil.

Skarv	Project offshore Norway, being executed during 2009 to 2011 for BP.

Volund	Project offshore Norway, executed during 2007 to 2009 for Marathon Petroleum.

Day rate IMR projects:

DSVi Frame Agreement	Project offshore North Sea, expected to be executed during the period 2010 to 2013 for the DSVi Collective of companies.

Hydro Frame Agreement	Project offshore Norway, being executed during the period 1999 to 2010 for StatoilHydro.

SURF/IMR/Survey projects:

BP IMR UK	Project offshore UK, being executed during 2008 to 2012 for BP.

CNR Frame Agreement	Project offshore UK, being executed during 2006 to 2010 for CNR.
DONG Energy Frame Agreement	Project offshore North Sea, being executed during 2008 to 2012 for DONG Energy.

Acergy Asia and Middle East (‘Acergy AME’):

This segment includes all activities in Asia Pacific, India, and Middle East and includes the Malaysian joint venture, SapuraAcergy, with SapuraCrest Petroleum Berhad. It has its offices in Singapore; China; and Perth, Australia.

For the six months ended May 31	2010	%		2009	%
	($ millions)			($ millions)
Revenue	168.7	14.6	(a)	100.8	9.8	(a)
Operating expenses	(101.0)	11.9	(b)	(70.4)	9.0	(b)
Net operating income / (loss)	62.0			27.5

For the fiscal year	2009	%		2008	%		2007	%
	($ millions)			($ millions)			($ millions)
Revenue	206.0	9.3	(a)	180.8	7.2	(a)	102.4	4.3	(a)
Operating expenses	(156.9)	9.3	(b)	(129.0)	6.9	(b)	(101.1)	5.4	(b)
Net operating income / (loss)	37.8			14.4			(28.7)

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

Investment

During the first half of fiscal year 2010 the Toisa Proteus, which joined the fleet during the second quarter of fiscal year 2007, completed its three year charter from the Toisa/Sealion Group of companies and was returned to her owner. Fiscal year 2009 operations included the final offshore phase of the Kikeh and Mumbai High Seas (MHS) Projects. Sapura 3000, a new build ship within the SapuraAcergy joint venture, was delivered in fiscal year 2008. Fiscal year 2010 operations included the completion of the Iwaki Project and the commencement of operations on the Devil Creek Development Project.

Revenue

Acergy AME’s revenue from continuing operations for first half of fiscal year 2010 was $168.7 million representing 14.6% of the total revenue from continuing operations, an increase of $67.9 million compared to $100.8 million in first half of fiscal year 2009, reflecting the successful completion of offshore operations on the Pluto and Pyrenees Projects.

Acergy AME’s revenue from continuing operations for fiscal year 2009 was $206.0 million representing 9.3% of the total revenue from continuing operations, an increase of $25.2 million compared to $180.8 million in fiscal year 2008. The increase reflects the segment’s strategy to focus its resources on the SURF market and progress of the segment’s portfolio of SURF projects to more advanced stages of execution. Projects which made good progress during fiscal year 2009 included Van Gogh, Pyrenees and Al Shaheen and the Pluto Project, which remained in early stages.

This segment’s revenue from continuing operations of $180.8 million represented 7.2% of the total revenue from continuing operations in fiscal year 2008, an increase of $78.4 million compared to $102.4 million in fiscal year 2007. The increase was driven by SURF projects, which contributed revenue of $178.0 million, compared to $88.0 million in fiscal year 2007 and included Vincent, Maari and Liu Hua Projects, which completed during the year and good progress on other SURF projects, including Van Gogh and Pluto.

Operating expenses

Acergy AME’s operating expenses for first half of fiscal year 2010 were $101.0 million representing 11.9% of total operating expenses from continuing operations, an increase of $30.6 million compared to $70.4 million in first half of fiscal year 2009. Operating expenses were 59.9% of the segment’s revenue compared to 69.8% in the first half of fiscal year 2009. The improvement was primarily due to the SURF projects reaching the offshore installation phase.

Acergy AME’s operating expenses for fiscal year 2009 were $156.9 million. This represented 9.3% of total operating expenses from continuing operations, an increase of $27.9 million compared to $129.0 million in fiscal year 2008. Operating expenses were 76.2% of the segment’s revenue compared to 71.3% in fiscal year 2008. The increase was primarily due to the increase in SURF project activity. This segment’s operating expenses in fiscal year 2008 were $129.0 million representing 6.9% of total operating expenses from continuing operations, an increase of $27.9 million from $101.1 million in fiscal year 2007. The increase was primarily due to the increase in SURF project activity.

Net operating income / (loss)

Acergy AME’s net operating income from continuing operations for the first half of fiscal year 2010 was $62.0 million (first half of fiscal 2009: $27.5 million) reflecting the successful completion of offshore operations on the Pluto and Pyrenees Projects, partially offset by a lower contribution from the SapuraAcergy joint venture.

Acergy AME’s net operating income for fiscal year 2009 was $37.8 million, compared to $14.4 million in fiscal year 2008, an increase of $23.4 million. This increase was primarily due to a significant contribution from the Van Gogh and Bluewater Al Sheehan Projects and the SapuraAcergy joint venture which contributed a $9.7 million profit in fiscal year 2009 compared with a loss of $15.4 million in fiscal year 2008. The turnaround of the joint venture’s result was due to improvements in the Kikeh and MHS Projects’ performance and Sapura 3000 being available for the full year allowing greater utilisation.

This segment’s net operating income for fiscal year 2008 was $14.4 million, compared to a net operating loss of $28.7 million in fiscal year 2007. The increase in profitability was primarily due to significant project contributions from the Liu Hua and Maari Projects. The increased profitability was partially offset by a loss of $15.4 million from the SapuraAcergy joint venture in fiscal 2008 (2007: a loss of $10.3 million) due to the late delivery of Sapura 3000.

The following table sets forth the most significant recent and ongoing projects in the Acergy AME segment:

Project name	Description
Lump sum SURF projects:

Bluewater Al-Shaheen	Project offshore Qatar, executed during 2009 for Bluewater.

Dai Hung	Project offshore Vietnam, executed during 2005 to 2008 for Petrovietnam Exploration and Production Company.

Devil Creek Development	A SapuraAcergy project offshore Australia, expected to be executed during 2009 to 2011 for Apache Energy Ltd utilising Sapura 3000.

Gumusut	A SapuraAcergy project offshore Malaysia, expected to be executed during 2009 to 2012 for Sabah Shell Petroleum Co Ltd utilising Sapura 3000.

Kerisi	Project offshore Indonesia, executed during 2006 to 2007 for ConocoPhillips.

Kikeh	A SapuraAcergy project offshore Malaysia, executed during 2007 to 2009 for Murphy Sabah Oil Co utilising Sapura 3000.

Maari	Project offshore New Zealand, executed during 2006 to 2008 for Tablelands Development.

Liu Hua	Project offshore China, executed during 2007 to 2008 for CNOOC.

Pluto	Project offshore Australia, being executed during 2008 to 2010 for Woodside.

Pyrenees	Project offshore Australia, being executed during 2009 to 2010 for BHP Billiton.

Van Gogh	Project offshore Australia, executed during 2007 to 2009 for Apache Energy.

Vincent Development	Project offshore Australia, executed during 2006 to 2008 for Woodside.

9.4.2 Territory 2

Acergy Africa and Mediterranean (‘Acergy AFMED’):

This segment comprises all activities within the Africa and Mediterranean region and has its office in Suresnes, France. It operates fabrication yards in Nigeria, Angola and Gabon and also manages joint ventures such as the Nigerian joint venture, Oceon.

For the six months ended May 31	2010	%		2009	%
	($ millions)			($ millions)
Revenue	657.8	56.9	(a)	435.9	42.4	(a)
Operating expenses	(451.2)	53.3	(b)	(323.5)	41.1	(b)
Net operating income	174.1			78.1

For the fiscal year	2009	%		2008	%		2007	%
	($ millions)			($ millions)			($ millions)
Revenue	999.7	45.3	(a)	1,175.9	46.6	(a)	1,398.4	58.1	(a)
Operating expenses	(746.5)	44.3	(b)	(897.1)	47.9	(b)	(1,069.8)	57.5	(b)
Net operating income	171.3			183.7			229.2

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

Revenue

Acergy AFMED’s revenue from continuing operations for the first half of fiscal year 2010 was $657.8 million representing 56.9% of total revenue from continuing operations, an increase of $221.9 million compared to $435.9 million in the first half of fiscal year 2009. The increase reflected good operational progress on a number of major projects including, Angola LNG, EPC4A, Block 15, Block17/18 and PazFlor, and a strong contribution from Sonamet, which remained fully consolidated during the first half 2010 although it is currently classified as an asset held for sale.

Acergy AFMED’s revenue from continuing operations for fiscal year 2009 was $999.7 million representing 45.3% of total revenue from continuing operations, a decrease of $176.2 million compared to $1,175.9 million in fiscal year 2008. The decrease primarily reflected the result of lower activity levels in both SURF and Conventional markets caused by delays in new project awards, as a result of the general economic downturn. As anticipated this was reflected in a lower utilisation of all the segment’s ships, with the exception of Acergy Polaris. Major SURF projects, including Block 15 and PazFlor, progressed well and contributed revenue of $617.2 million compared to $735.8 million in 2008 and Conventional projects, including EPC4A and Angola LNG, contributed revenue of $382.5 million compared to $440.1 million in fiscal year 2008.

This segment’s revenue from continuing operations for fiscal year 2008 was $1,175.9 million representing 46.6% of total revenue from continuing operations, a decrease of $222.5 million compared to $1,398.4 million in fiscal year 2007. The decrease was primarily due to lower activity levels resulting from the unusually high level of planned dry-dock on Acergy Polaris, Acergy Legend and Acergy Hawk during the second half of fiscal year 2008. During fiscal year 2008, good progress was made on major SURF projects, including Moho Bilondo, Tombua Landana, Block 15 and the successful completion of the Kizomba C-Mondo and Kizomba C-Saxi Batuque Projects, as well as Conventional projects, including EPC2B. SURF projects contributed revenue of $735.8 million compared to $1,055.4 million in fiscal year 2007, and Conventional projects contributed revenue of $440.1 million compared to $343.0 million in fiscal year 2007.

Operating expenses

Acergy AFMED’s operating expenses for first half of fiscal year 2010 were $451.2 million representing 53.3% of total operating expenses from continuing operations, an increase of $127.8 million compared to $323.5 million in first half of fiscal year 2009. The increase is primarily due to the higher activity levels in Acergy AFMED. Operating expenses were 68.6% of the segment’s revenue for the first half of fiscal year 2010 compared to 74.2% for the first half of fiscal year 2009.

Acergy AFMED’s operating expenses in fiscal year 2009 were $746.5 million compared to $897.1 million in fiscal year 2008, representing 44.3% of total operating expenses from continuing operations, a decrease of $150.6 million. The decrease is primarily due to lower activity levels with operating expenses representing 74.7% of revenue compared to 76.3% in fiscal year 2008. Maintenance and repair costs incurred on Acergy Polaris related to its extensive planned dry-dock, which completed during the first quarter of fiscal year 2009, however the operating margin improved in fiscal year 2009 as a result of operational efficiencies.

This segment’s operating expenses in fiscal year 2008 were $897.1 million. This represented 47.9% of total operating expenses from continuing operations, a decrease of $172.7 million compared to $1,069.8 million in fiscal year 2007. Operating expenses were 76.3% of the segment’s revenue compared to 76.5% for fiscal year 2007. The decrease primarily reflected the lower levels of project activity due to the high levels of dry-dock during the second half of fiscal year 2008. It was also explained by the completion of a number of major projects, including Greater Plutonio, during fiscal year 2007 for which high levels of operating expenditure were required, compared to fiscal year 2008 when the major projects within the portfolio were at less advanced stages and therefore required less operating expenditure.

Net operating income

Acergy AFMED’s net operating income from continuing operations for the first half of fiscal year 2010 was $174.1 million, an increase of $96.0 million compared to $78.1 million in the first half of fiscal year 2009. This increase was primarily due to strong operational performance across the project portfolio, including Block 15, EPC4A, Angola LNG, PazFlor and Sonamet, and higher utilisation of Acergy Polaris, which was in dry-dock for part of the first half of fiscal year 2009.

Acergy AFMED’s net operating income in fiscal year 2009 was $171.3 million, a decrease of $12.4 million compared to $183.7 million in fiscal year 2008. The reduction in net operating income was primarily due to a lower gross profit performance reflecting the reduced activity levels in Acergy AFMED partially due to the extensive dry-dock on the Acergy Polaris. This decrease was partially offset by a positive contribution from Sonamet and a reduction in administrative expenses.

This segment’s net operating income in fiscal year 2008 was $183.7 million, a decrease of $45.5 million compared to $229.2 million in fiscal year 2007. The decrease was primarily due to lower activity levels in Acergy AFMED and high-levels of dry-dock during the second half of fiscal year 2008.

The following table sets forth the most significant recent or ongoing projects in the Acergy AFMED segment:

Project name	Description
Lump sum Conventional projects:

Angola LNG	Project offshore Angola, being executed during 2008 to 2010 for Angola LNG.

Block 17/18	Project offshore Angola, being executed during 2009 to 2010 for Total and BP.

EPC2B	Project offshore Nigeria, executed during 2005 to 2008 for ExxonMobil.

EPC4A	Project offshore Nigeria, being executed during 2009 to 2010 for ExxonMobil.

EGP3B	Project offshore Nigeria, being executed during 2010 to 2013 for Chevron Texaco.

Kizomba Satellites C2	Project offshore Angola being executed during 2009 to 2012 for Exxon Mobil

Mafumeira	Sonamet/Sonacergy project for fabrication in 2007 and 2008 of jacket and deck for Chevron Texaco.

OSO	Project offshore Nigeria, executed in 2007 for ExxonMobil.

OSO RE and Condensate Pipeline	Project offshore Nigeria, being executed during 2010 to 2011 for ExxonMobil.

Sonamet/Sonacergy Projects	Portfolio of shallow water and deepwater fabrication projects performed at the fabrication facility in Lobito, Angola on behalf of Acergy and other external clients.

Lump sum SURF projects:

Agbami	Project offshore Nigeria, executed during 2005 to 2008 for Star Deepwater Petroleum.

Block 15	Project offshore Angola, being executed during 2008 to 2010 for ExxonMobil.

Cameron USAN Manifolds	Project offshore Nigeria, being executed during 2008 to 2011 for Cameron.

CLOV	Project offshore Angola, being executed during 2010 to 2014 for Total.

Greater Plutonio	Project offshore Angola, executed during 2004 to 2007 for BP.

Kizomba C Mondo	Project offshore Angola, executed during 2006 to 2008 for ExxonMobil.

Kizomba C Saxi Batuque.	Project offshore Angola, executed during 2006 to 2008 for ExxonMobil.

Moho Bilondo	Project offshore Congo, being executed during 2005 to 2010 for Total.

PazFlor	Project offshore Angola, being executed during 2008 to 2011 for Total.

Tombua Landana	Project offshore Angola, executed during 2006 to 2009 for Chevron.

Acergy North America and Mexico (‘Acergy NAMEX’):

This segment includes activities in the US, Mexico, Central America and Western Canada and provides project management support for major projects executed in South America. Its office is in Houston, Texas in the US.

For the six months ended May 31	2010	%		2009	%
	($ millions)			($ millions)
Revenue	0.9	0.1	(a)	33.5	3.3	(a)
Operating expenses	(3.2)	0.4	(b)	(14.6)	1.9	(b)
Net operating / (loss) / income	(8.9)			12.7

For the fiscal year	2009		%		2008		%		2007	%
	($ millions)				($ millions)				($ millions)
Revenue	57.8		2.6	(a)	4.4		0.2	(a)	3.2	0.1	(a)
Operating (expenses) / income	(19.1	) (c)	1.1	(b)	17.2	(c)	(0.9	) (b)	(3.2)	0.2	(b)
Net operating income / (loss)	26.0				10.5				(5.2)

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.
(c)	The amount includes income from inter-segmental expenditure sharing arrangements.

Revenue

Acergy NAMEX’s revenue from continuing operations for first half of the fiscal year 2010 was $0.9 million, a decrease of $32.6 million compared to $33.5 million in the first half of fiscal year 2009, due primarily to lower project activity following the completion in prior periods of project activity.

Acergy NAMEX’s revenue from continuing operations for fiscal year 2009 was $57.8 million, an increase of $53.4 million compared to $4.4 million in fiscal year 2008, due primarily to the successful execution and completion of the Perdido and Hess Conger Projects.

This segment’s revenue from continuing operations for fiscal year 2008 was $4.4 million, an increase of $1.2 million compared to $3.2 million in fiscal year 2007, due primarily to the commencement of the ultra deepwater Perdido Project.

Operating expenses

Acergy NAMEX’s operating expenses for first half of fiscal year 2010 were $3.2 million, a decrease of $11.4 million compared to $14.6 million in first half of fiscal year 2009 due to the lower project activity in the segment.

Acergy NAMEX’s operating expenses in fiscal year 2009 were $19.1 million compared to $17.2 million operating income in fiscal year 2008, an increase of $36.3 million, due primarily to expenses incurred for activity related to the Perdido and Hess Conger Projects and this segment’s ongoing support for cross regional projects in Acergy SAM which contributed towards operating expenses being shared.

This segment’s operating income in fiscal year 2008 was $17.2 million compared to $3.2 million operating expenses in fiscal year 2007. This segment is directly involved with various cross-regional projects which contributed towards expenditures being shared and allocated to other regions.

Net operating income / (loss)

Net operating loss from continuing operations for the first half of fiscal year 2010 was $8.9 million compared to net operating income of $12.7 million in the first half of fiscal year 2009. This change from net operating income to net operating loss was due to the lower project activity in the segment.

The segment’s net operating income in fiscal year 2009 was $26.0 million, an increase of $15.5 million compared to $10.5 million in fiscal year 2008. The increase was primarily due to a gross profit improvement from the Perdido and Hess Conger Projects and income shared on an equal basis with Acergy SAM in relation to the Frade Project.

This segment’s net operating income in fiscal year 2008 was $10.5 million, an increase of $15.7 million, compared to a net operating loss of $5.2 million in fiscal year 2007. The increase was primarily due to the recovery of general administrative expenses and other support costs pursuant to inter-segmental expenditure sharing arrangements during fiscal year 2008 compared to fiscal year 2007. Included in the segment’s net income was a portion of the net income resulting from the PRA-1 and Frade Projects, which were shared on an equal basis with Acergy SAM.

The table below sets out the most significant recent or ongoing projects in the Acergy NAMEX segment:

Project name	Description
Lump sum SURF projects:
Hess Conger	Project offshore the US executed in 2009 for Hess.
Perdido	Project offshore the US executed during 2008 to 2009 for Shell.

Acergy South America (‘Acergy SAM’):

This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil. Its principal operating location is Macaé, Brazil.

For the six months ended May 31	2010	%		2009	%
	($ millions)			($ millions)
Revenue	115.2	9.9	(a)	186.0	18.1	(a)
Operating expenses	(98.2)	11.6	(b)	(162.8)	20.7	(b)
Net operating income	8.6			17.8

For the fiscal year	2009	%		2008	%		2007	%
	($ millions)			($ millions)			($ millions)
Revenue	288.8	13.1	(a)	320.1	12.7	(a)	202.0	8.4	(a)
Operating expenses	(224.7)	13.3	(b)	(268.9)	14.3	(b)	(188.9)	10.2	(b)
Net operating income / (loss)	37.5			22.6			(1.3)

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

Revenue

Acergy SAM’s revenue from continuing operations for the first half of fiscal year 2010 was $115.2 million representing 9.9% of total revenue from continuing operations, a decrease of $70.8 million compared to $186.0 million in the first half of fiscal year 2009. The decrease reflected lower activity levels due to the completion of the Frade SURF Project. This was partially offset by the four ships on long-term service agreements to Petrobras, Acergy Condor, Acergy Harrier, Pertinacia and Polar Queen, which achieved full utilisation during the fiscal half outside of planned dry-dock and the contribution from the Roncador Manifold Project.

Acergy SAM’s revenue from continuing operations for fiscal year 2009 was $288.8 million representing 13.1% of total revenue from continuing operations, a decrease of $31.3 million compared to $320.1 million in fiscal year 2008. The decrease reflected an anticipated lower contribution from the segment’s lump-sum SURF project portfolio, due to the completion in the prior fiscal year of the PRA-1 Project, partially offset by the good contribution from the Frade and Roncador Manifolds Projects which completed during the fiscal year. The three ships on long-term service arrangement, Acergy Condor, Acergy Harrier and Pertinacia, achieved full utilisation outside of dry-docks and generated similar levels of revenue compared to fiscal year 2008.

This segment’s revenue from continuing operations for fiscal year 2008 was $320.1 million representing 12.7% of total revenue from continuing operations, an increase of $118.1 million compared to $202.0 million in fiscal year 2007. The increase was primarily due to higher activity in the cross-regional lump-sum SURF projects, PRA-1 and Frade, both offshore Brazil, which contributed revenue of $192.4 million compared to $102.7 million in fiscal year 2007. The three ships on long-term service arrangement achieved full utilisation outside of planned dry-docks and contributed revenue of $120.4 million compared to $80.5 million in fiscal year 2007.

Operating expenses

Acergy SAM’s operating expenses for first half of fiscal year 2010 were $98.2 million representing 11.6% of total operating expenses from continuing operations, a decrease of $70.0 million compared to $162.8 million in first half of fiscal year 2009. The decrease was primarily due to the completion of the cross-regional SURF projects in prior periods, partially offset by increased operating expenses relating to the Polar Queen. Operating expenses were 85.2% of the segment’s revenue compared to 87.5% for the first half of fiscal year 2009.

Acergy SAM’s operating expenses for fiscal year 2009 were $224.7 million representing 13.3% of total operating expenses from continuing operations, a decrease of $44.2 million compared to $268.9 million in fiscal year 2009. The decrease was primarily due to the lower activity levels in the cross-regional SURF projects in fiscal year 2009.

This segment’s operating expenses for fiscal year 2008 were $268.9 million representing 14.3% of total operating expenses from continuing operations, an increase of $80.0 million compared to $188.9 million in fiscal year 2007. The increase was primarily due to higher activity levels in the cross-regional SURF projects and a full year’s operating expenses relating to the Pertinacia.

Net operating income / (loss)

Acergy SAM’s net operating income in the first half of fiscal year 2010 was $8.6 million compared to $17.8 million in fiscal year 2008, a decrease of $9.2 million, reflecting lower activity levels partially offset by strong performance from Acergy Harrier, Acergy Condor, Pertinacia and Polar Queen.

Acergy SAM’s net operating income in fiscal year 2009 was $37.5 million compared to $22.6 million in fiscal year 2008, an increase of $14.9 million primarily due to the successful completion of the Frade and Roncador Manifold Projects.

This segment’s net operating income in fiscal year 2008 was $22.6 million compared to a $1.3 million net operating loss in fiscal year 2007. The increase primarily reflected higher activity in the cross-regional SURF projects, PRA-1 and Frade, and a positive contribution from Pertinacia which operated for the full twelve months of the fiscal year 2008, compared to only seven months in fiscal year 2007. The increase also reflected a positive contribution from Acergy Harrier due to increased profitability following resolution of the thruster problems experienced in fiscal year 2007.

The following table sets out the most significant recent or ongoing projects in the Acergy SAM segment:

Project name	Description
Lump sum SURF projects:

Frade	Project offshore Brazil, executed during 2006 to 2009 for Chevron Texaco.

PRA-1	Project offshore Brazil, executed during 2006 to 2008 for Petrobras.

Roncador Manifolds	Project offshore Brazil, executed during 2009 for Petrobras.

Roncador Manifolds II	Project offshore Brazil, executed during 2010 for Petrobras.

Ships on long-term service arrangements:

Acergy Condor	Projects offshore Brazil, being executed during 2006 to 2010 for Petrobras.

Acergy Condor	Projects offshore Brazil, being executed during 2010 to 2014 for Petrobras.

Acergy Harrier	Projects offshore Brazil, being executed during 2006 to 2010 for Petrobras.

Pertinacia	Projects offshore Brazil, being executed during 2007 to 2013 for Petrobras.

Polar Queen	Projects offshore Brazil, being executed during 2010 to 2013 for Petrobras.

9.4.3 Corporate

Acergy Corporate (‘Acergy CORP’):

This segment includes all activities that serve more than one segment and includes: marine assets which have global mobility including construction and flowline lay support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; management and corporate services provided for the benefit of all of Acergy’s businesses; NKT Flexibles, a joint venture that manufactures flexible pipeline and risers; and SHL, a joint venture, which owns and operates the heavy lift ship Stanislav Yudin. Principal executive offices are located in Hammersmith, London, UK.

For the six months ended May 31	2010	%		2009	%
	($ millions)			($ millions)
Revenue	2.4	0.2	(a)	3.7	0.4	(a)
Operating (expenses) / income	1.8	(0.2	) (b)	34.3	(4.4	) (b)
Net operating (loss) / income	(34.9)			19.2

For the fiscal year	2009	%		2008	%		2007	%
	($ millions)			($ millions)			($ millions)
Revenue	7.7	0.3	(a)	(1.9)	(0.1	) (a)	3.7	0.2	(a)
Operating (expenses) / income	(16.9)	1.0	(b)	(21.9)	1.2	(b)	13.1	(0.7	) (b)
Net operating income / (loss)	2.7			37.6			36.0

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

Revenue

Acergy CORP’s revenue from continuing operations in the first half of fiscal year 2010 was $2.4 million compared to $3.7 million revenue in first half fiscal year 2009. The decrease was primarily a result of lower utilisation of corporate vessels.

Acergy CORP’s revenue from continuing operations in fiscal year 2009 was $7.7 million compared to $1.9 million negative revenue in fiscal year 2008. The revenue in fiscal year 2009 is due to personnel services and related costs charged to the SapuraAcergy joint venture. Acergy CORP’s revenue in fiscal year 2008 was $1.9 million negative revenue compared to $3.7 million positive revenue in fiscal year 2007 due to the reversal of prior year corporate accrued revenue.

Operating (expenses) / income

Acergy CORP’s operating income for the first half of fiscal year 2010 was $1.8 million compared to $34.3 million in first half of fiscal year 2009. The decrease was primarily a result of lower utilisation of corporate vessels.

In fiscal year 2009 the segment’s operating expenses were $16.9 million, compared to $21.9 million in fiscal year 2008, primarily due to higher recovery of offshore crewing costs partially offset by a $9.8 million impairment charge in respect of under-utilised operating equipment and a lower contribution from fewer global vessels included in this segment.

In fiscal year 2008 the segment’s operating expenses were $21.9 million, compared to an operating income of $13.1 million in fiscal year 2007. Operating income in fiscal year 2007 included an over-recovery arising from positive results in the captive insurance business which did not materialise in fiscal year 2008.

Net operating income / (loss)

Acergy CORP’s net operating loss from continuing operations for the first half of fiscal year 2010 was $34.9 million compared to a net operating income of $19.2 million in first half of fiscal year 2009. This change from operating income to net operating loss was primarily due to the lower utilisation of corporate vessels, including Acergy Discovery, Acergy Eagle and Acergy Falcon and reflects the transfer of the Polar Queen from the Acergy CORP segment to Acergy SAM. In addition, the change from net operating income to net operating loss resulted from an increase in professional fees arising from the proposed combination and ongoing legal restructuring and organisational optimisation partially offset by positive contributions from the Seaway Heavy Lifting and NKT Flexibles joint ventures.

Acergy CORP’s net operating income for fiscal year 2009 was $2.7 million compared to $37.6 million in fiscal year 2008. The decrease of $34.9 million was primarily due to a lower contribution from the Seaway Heavy Lifting and NKT Flexibles joint ventures. This was partially offset by an increase in gross profit due to an over recovery of offshore personnel costs partially offset by lower utilisation on fewer global vessels within the Acergy CORP segment in fiscal year 2009.

Acergy CORP’s net operating income for fiscal year 2008 was $37.6 million compared to $36.0 million in fiscal year 2007.

9.5 Off-balance sheet arrangements

9.5.1 Leases and bank guarantees

Acergy does not engage in off-balance sheet financing in the form of special purpose entities or similar arrangements, but engages in operating leases in the normal course of business in respect of ship charter hire obligations, office facilities and equipment.

Acergy also arranges for bank guarantees, which collectively refer to performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of performance obligations to clients in connection with work on specific projects.

The purpose of the bank guarantees generally is to enable clients to recover cash advances paid to Acergy under the project contracts or to obtain cash compensation should Acergy be unable to fulfil performance obligations under contracts. Bank guarantees issued in first half of 2010 for support of projects was $51.3 million (first half of fiscal 2009: $54.1; 2009: $287.1 million; 2008: $122.5 million).

For further details of Acergy’s guarantee facilities, see the ‘XII. Capitalisation and Indebtedness’ section of this prospectus.

9.5.2 Legal matters

During 2009 Acergy’s Brazilian business was audited and formally assessed for ICMS tax (import duty, being the Merchandise Circulation Tax (‘Imposto Sobre Circulação de Mercadorias e Serviços de Qualquer Natureza’), a Brazilian state government value-added tax applicable to both imports and domestic products) by the Brazilian tax authorities (Secretaria Fazenda Estado Rio de Janeiro). The amount assessed including penalties and interest amounted to BRL110 million ($60.5 million) as at May 31, 2010. Acergy has challenged this assessment and will revert to the courts if necessary. No provision has been made for any payment as Acergy does not believe that this liability is probable.

In the course of business, Acergy becomes involved in contract disputes from time-to-time due to the nature of its activities as a contracting business involved in several long-term projects at any given time. Acergy takes provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability it anticipated.

Furthermore, Acergy is involved in legal proceedings from time to time incidental to the ordinary conduct of its business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require Acergy to make additional expenditures in excess of reserves that Acergy may establish. In the ordinary course of business, various claims, suits and complaints have been filed against Acergy in addition to those specifically referred to above. Although the final resolution of any such other matters could have a material effect on operating results for a particular reporting period, Acergy believes that they should not materially affect its consolidated financial position.

9.5.3 Changes in share capital

In the first half of fiscal year 2010 a total of 330,285 share options were exercised (first half of fiscal 2009: 80,250) raising gross proceeds of $2.2 million (first half of fiscal 2009: $0.2 million). The share option exercises during the first half of fiscal year 2010 were satisfied by the delivery of treasury shares. During the first half of fiscal year 2010, Acergy established an employee benefit trust (EBT) to support the 2009 Long-Term Incentive Programme. As a result 573,000 shares formerly indirectly held as treasury shares were transferred to the EBT. No other new common shares were issued.

In fiscal year 2009 a total of 390,949 share options were exercised (2008: 1,088,952), raising gross proceeds of $1.6 million (2008: $4.2 million). The share option exercises during fiscal year 2009 were satisfied by delivering treasury shares. No other new common shares were issued. In 2008 a total of 6,374,100 own common shares were repurchased for a total consideration of $138.3 million.

9.5.4 Capital commitments

As at May 31, 2010, there were contracts placed for future capital expenditure of $511.0 million. These were not provided for in the financial statements.

SHL has entered into a ship building contract for the heavy lift vessel, Oleg Strashnov, amounting to €286 million ($353 million). As at November 30, 2009 instalments representing 65% of the contract value were paid. The investment is financed by means of a Revolving Credit and Guarantee Facility comprising €140 million ($173 million) and $180 million available for cash drawings, and $33 million available for the issuance of guarantees.

9.5.5 Contractual obligations

Acergy’s contractual obligations as at May 31, 2010 are as follows:

Payments due by period (a) As at May 31, 2010	Total	Less than 1 year	1–3 years	3–5 years	After 5 years
	($ millions)
Convertible notes (b)	500.0	—	500.0	—	—
Future interest payments (c)	37.8	11.2	26.6	—	—
Operating lease payments (d)	452.2	105.7	171.7	119.4	55.4

Total	990.0	116.9	698.3	119.4	55.4

(a)	Excludes future retirement benefit obligations of $27.2 million at November 30, 2009, guarantee arrangements with joint ventures and associates of $67.1 million at November 30, 2009, and the main renewal options:
Polar Queen — two renewal options consisting of one option for three years at the end of 2012 followed by a possible further option for one year. Acergy acquired Polar Queen in June 2010.
Far Saga — one renewal option for two years mid-2010;
Acergy Viking — ten renewal options consisting of two for two years and eight options for one year; purchase options after eight, eleven, fourteen and seventeen years;
Skandi Acergy — four renewal options consisting of two options for two years each and two options for one year each.
(b)	On October 11, 2006 Acergy completed the offering of $500 million in aggregate principal amount of convertible loan notes due in fiscal year 2013 with the receipt of net proceeds after deduction of related costs of $490.8 million. The convertible loan notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The convertible loan notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange. For further details see Note 31 ‘Convertible loan notes’ to Acergy’s 2009 consolidated financial statements.
(c)	Acergy’s debt structure currently contains fixed interest rate debt, and therefore it has calculated the amount of the future interest payments based on the 2.25% interest rate on the aggregate principal amount of $500 million of convertible loan notes. For further details see Note 31 ‘Convertible loan notes’ to the 2009 consolidated financial statements.
(d)	These consisted of charter hire obligations towards certain construction support, diving support, survey and inspection ships of $304.9 million. The remaining obligations related to office facilities and equipment as at November 30, 2009 of $225.1 million. For further details see note 36 ‘Operating lease arrangements’ to the 2009 consolidated financial statements.

9.5.6 Contingent obligations

Acergy is party to indemnities, legal actions and claims that arise in the ordinary course of business. While the outcome of such legal proceedings cannot be readily foreseen, management believes that they will be resolved without material effect on Acergy’s results, financial position or liquidity.

9.6 Liquidity and capital resources

9.6.1 Cash management constraints

Acergy’s cash operations are managed and controlled in such a way that any cash surpluses and requirements are identified using consolidated cash flow forecasts. However, it is not always possible to freely transfer funds across international borders. For example, certain subsidiary companies in France and Brazil are restricted from lending their cash to other subsidiaries (Please refer to section ‘2.4.3 The Combined Group’s ability to service indebtedness and fund its operations depends on cash flows from its subsidiaries’). Access to the $86.8 million cash that was held by Sonamet and Sonacergy as at May 31, 2010 is limited because it would require agreement between the minority shareholder and Acergy, as well as approval from the National Bank of Angola.

Acergy operated within a liquidity risk management framework which governs its management of short, medium and long-term funding and liquidity requirements. Acergy manages liquidity risk by maintaining what it believes are adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and aiming at matching the maturity profiles of financial assets and liabilities. The main uncertainties with respect to primary sources of funds are: project related timing of cash inflows and outflows; timing of the costs relating to investment in and expansion of the fleet; the ability to agree with clients, in a timely fashion, the amounts due for claims and variation orders; and the availability of cash flows from joint ventures.

9.6.2 Future compliance with debt covenants

Acergy’s credit facilities as at May 31, 2010 contained various financial covenants, including but not limited to, a minimum level of net worth, a maximum level of net debt to EBITDA, a maximum level of net debt to net worth, a minimum level of cash and cash equivalents and an interest cover covenant. Acergy met the requirements of these financial covenants on a consolidated basis for the first two quarters of fiscal year 2010 being the last day of February and May respectively.

On August 10, 2010 Acergy S.A. executed a $1.0 billion multi-currency revolving credit and guarantee facility with a number of banks (the ‘$1.0 billion facility’). As part of the terms of this agreement both the $400 million facility and $200 million facility in place at May 31, 2010 were cancelled and any amounts utilised on the execution date were transferred to the $1.0 billion facility. The new facility includes, but is not limited to, covenants in respect of leverage, interest cover and gearing. Given the performance of Acergy in the first half of fiscal year 2010 and forecasts for the second half of fiscal year 2010, it is anticipated that Acergy S.A. will be able to comply with all financial covenants under the new $1.0 billion facility with adequate headroom.

For further details of Acergy’s indebtedness, see the ‘XII. Capitalisation and Indebtedness’ section of this prospectus.

9.6.3 Sources of cash

Acergy’s principal sources of funds for the first half of fiscal year 2010 have been cash from operations.

The cash and cash equivalents position of $631.2 million at May 31, 2010, remains primarily unchanged from the first half of fiscal year 2009 ($695.8 million). During the period net cash generated from operating activities was more than offset by working capital outflows and the capital expenditure on Acergy Borealis, which will be funded entirely from Acergy’s existing cash resources. The readily available funds for ongoing operations at May 31, 2010 were: (i) unutilised cash loan credit facilities of $75.0 million; (ii) cash on hand of $631.2 million and (iii) ongoing cash generated from operations.

Since May 31, 2010, the amount of unutilised cash loan credit facilities has increased to $500.0 million, as part of the $1.0 billion facility executed on August 10, 2010. As part of the terms of this agreement, the $400 million facility has been cancelled and, consequently, the $75.0 million available under the $400 million facility as at May 31, 2010 is no longer available for cash drawing.

As at May 31, 2010, there was also a cash balance of $86.8 million (subject to repatriation challenge discussed above) in Sonamet and Sonacergy which has been classified as assets held for sale.

Acergy’s principal sources of funds for fiscal year 2009 have been cash from operations.

The cash and cash equivalents position of $907.6 million at November 30, 2009 (2008: $573.0 million) is largely attributable to stronger net cash generated from operating activities of $546.1 million compared to $493.1 million achieved in fiscal year 2008. The readily available funds for ongoing operations were: (i) unutilised cash loan credit facilities of $6.1 million; (ii) cash on hand as at November 30, 2009 of $907.6 million; (iii) the sale of Acergy Piper which realised net $73.0 million on January 9, 2009; and (iv) ongoing cash generated from operations; less (v) project liabilities of $279.8 million comprising both advances received from customers of $38.6 million and amounts due under construction contracts of $241.2 million where the amounts have been invoiced ahead of project progress. In respect of amounts available under cash loan credit facilities, a further $68.9 million became available on December 17, 2009, increasing the cash available under cash loan credit facilities to an aggregate of $75.0 million.

As at November 30, 2009, there was also a cash balance of $103.6 million (subject to repatriation challenge discussed above) in Sonamet and Sonacergy which has been classified as assets held for sale.

At November 30, 2008 cash and cash equivalents were $573.0 million, primarily unchanged from 2007 ($582.7 million). The readily available funds for ongoing operations were: (i) unutilised cash loan credit facilities amounting to $100.0 million; (ii) cash on hand as at November 30, 2008 of $573.0 million; and (iii) ongoing cash generated from operations; less (iv) project liabilities of $305.6 million comprising both advances received from customers of $59.8 million and amounts due under construction contracts of $245.8 million where the amounts have been invoiced ahead of project progress.

Acergy also has the ability to source additional cash through its loan facilities further described in section ‘XII. Capitalisation and Indebtedness’. Acergy expects to use cash to fund further upgrading and rejuvenation of the fleet to provide a platform to support growth initiatives. The summary of generated and used cash flows is as follows:

	For the six months ended May 31		For the fiscal year ended
	2010	2009	2009	2008	2007
	$ millions
Cash and cash equivalents at the beginning of the year	907.6	573.0	573.0	582.7	717.5
Net cash used in / generated from operating activities	(49.2)	210.3	546.1	493.1	251.3
Net cash used in investing activities	(190.0)	(31.8)	(100.4)	(286.7)	(220.8)
Net cash used in financing activities	(11.6)	(10.3)	(52.0)	(186.1)	(190.0)
Effect of exchange rate changes on cash and cash equivalents	(42.5)	14.7	44.5	(30.0)	24.7
Movement in Cash balances classified as assets held for sale	16.8	(60.1)	(103.6)	—	—

Cash and cash equivalents at the end of the year	631.2	695.8	907.6	573.0	582.7

9.6.4 Cash flows generated from operating activities

Cash flows generated from operating activities are derived principally from the collection of receivables due from clients under project contracts. The timing of invoice preparation for long-term contracts is typically based on progress towards the completion of work, either defined as agreed project ‘milestones’ or an otherwise agreed staged payment schedule. Cash flows do not always coincide with the recognition of revenue, as clients are generally required to make advance payments at project commencement. It is Acergy’s policy, when negotiating a contract, to arrange for cash to be received from the client in advance of the requirement to pay suppliers, thus ensuring a positive impact on liquidity.

Net cash used in operating activities during first half of fiscal year 2010 was $49.2 million (first half of fiscal 2009: inflow of $210.3 million) which included an adjustment for non-cash expenses of $53.5 million (first half of fiscal 2009: non-cash income of $1.9 million), changes in operating assets, liabilities and income taxes (net of acquisitions) of an outflow of $182.7 million (first half of fiscal 2009: an inflow of $27.8 million).

Net cash generated by operating activities during fiscal year 2009 was $546.1 million (2008: $493.1 million) which included changes in operating assets and liabilities (net of acquisitions) of $97.0 million (2008: $167.0 million), income taxes paid of $59.9 million (2008: $213.6 million) and an adjustment for non-cash expenses of $243.3 million (2008: $232.5 million). At the end of fiscal year 2009 Acergy had $21.1 million in advance payments and the performance in cash collection from trade debtors had improved as indicated by the average credit period having decreased to 37 days compared to 39 days in 2008.

Net cash generated by operating activities during fiscal year 2008 was $493.1 million (2007: $251.3 million) which included an adjustment for non-cash accounting expenses of $232.5 million (2007: $293.3 million), changes in operating assets and liabilities (net of acquisitions) of $167.0 million (2007: ($100.8) million) and income taxes paid of $213.6 million (2007: $75.7 million). At the end of fiscal year 2008 Acergy had $29.4 million in advance payments and its performance in cash collection from trade debtors had improved as indicated by the average credit period having decreased to 39 days compared to 57 days in 2007.

9.6.5 Net cash flows used in investing activities

Net cash used in investing activities in first half of fiscal year 2010 was $190.0 million compared to $31.8 million in first half of fiscal year 2009. In first half of fiscal year 2010, this comprised primarily of net cash outflows related to the purchase of property, plant and equipment of $186.0 million (first half of fiscal 2009: $102.8 million) to further develop the asset base, of which a significant portion related to payments to date for Acergy Borealis. Dividends of $14.0 million (first half of fiscal 2009: $nil) received from the Seaway Heavy Lifting joint venture were fully reinvested during the period.

Net cash used in investing activities in fiscal year 2009 was $100.4 million compared to $286.7 million in fiscal year 2008. In fiscal year 2009, this comprised primarily of net cash outflows related to the purchase of property, plant and equipment of $171.8 million (2008: $294.3 million) to further develop the asset base, $20.6 million (2008: $nil) additional investment in the Seaway Heavy Lifting joint venture and $5.0 million (2008: $15.1 million) of advances to joint ventures. These outflows were partially offset by cash dividends received from joint ventures amounting to $28.0 million (2008: $10.9 million) and inflows from the sale of property, plant and equipment of $73.6 million (2008: $12.2 million) largely relating to the sale of Acergy Piper which raised net $73.0 million.

Net cash used in investing activities in fiscal year 2008 was $286.7 million compared to $220.8 million in fiscal year 2007. In fiscal year 2008, this comprised primarily of net cash outflows related to the purchase of property, plant and equipment of $294.3 million (2007: $261.0 million) to further develop Acergy’s asset base and $15.1 million (2007: $0.4 million) of advances to joint ventures. These outflows were partially offset by cash dividends received from joint ventures amounting to $10.9 million (2007: $24.2 million) and inflows from the sale of property, plant and equipment of $12.2 million (2007: $35.3 million).

9.6.6 Net cash used in financing activities

In the first half of fiscal year 2010, net cash used in financing activities was $11.6 million, compared to net cash used in financing activities of $10.3 million in first half of fiscal year 2009. This increase was attributable to an increase in dividends paid to minority interests partially offset by an increase in borrowings and cash received from the exercise of share options. Net borrowings were $1.6 million in the first half of fiscal year 2010, and proceeds from option exercises were $2.2 million. Convertible loan notes interest of $5.6 million remained the same for the first half of fiscal year 2010 and the first half of fiscal year 2009. Dividends paid to minority interests increased to $9.8 million.

In fiscal year 2009, net cash used in financing activities was $52.0 million, compared to net cash used in financing activities of $186.1 million in fiscal year 2008. This reduction was attributable to the absence of share buy backs in 2009 compared to $138.3 million spent in fiscal year 2008. Net borrowings decreased by $3.5 million to $2.8 million in 2009, and proceeds from option exercises reduced by $2.6 million to $1.6 million. Dividends paid to shareholders increased by $1.9 million. Convertible loan notes interest of $11.3 million remained the same for fiscal year 2009 and fiscal year 2008. Dividends paid to minority interests reduced by $3.8 million to $4.9 million.

In fiscal year 2008, net cash used in financing activities was $186.1 million, compared to net cash used in financing activities of $190.0 million in fiscal year 2007. This reduction was attributable to a decrease in share buy backs to $138.3 million in fiscal year 2008 from $146.8 million in fiscal year 2007 and a $6.3 million increase in net borrowings which were partially offset by a $10.1 million decrease in the proceeds of option exercises. Dividends paid to shareholders increased by $0.8 million. Convertible loan notes interest of $11.3 million and dividends paid to minority interests of $8.7 million both remained the same for fiscal year 2008 and fiscal year 2007.

9.6.7 Description of indebtedness

For details of Acergy’s indebtedness, see section ‘XII. Capitalisation and Indebtedness’ of this prospectus.

9.6.8 Trading Outlook

Acergy has delivered a strong performance for the first half of fiscal year 2010, driven by excellent project execution, additional variation orders on ongoing projects and strong Conventional activity. Since May 31, 2010, Acergy has announced two additional project awards, including a $1.3 billion deepwater development offshore West Africa, further strengthening its Backlog position and providing greater certainty over its outlook in the near to medium term. Acergy remains on track to deliver its 2010 expectations, in-line with previously stated guidance.

9.7 Significant changes to the Consolidated Financial Information

There have been no significant changes to the financial position of Acergy since May 31, 2010.

X. SELECTED HISTORICAL FINANCIAL AND OPERATING INFORMATION FOR SUBSEA 7

The following disclosure relates to Subsea 7 Inc. and its direct and indirect subsidiaries

The tables below set out selected financial and operating information as at and for the six months ended June 30, 2010 and 2009 and as at and for the years ended December 31, 2009, 2008 and 2007. The selected financial and operating information as at and for the years ended December 31, 2009, 2008 and 2007 is derived from the audited consolidated financial statements of Subsea 7, which are incorporated by reference (see ‘XXIII. Documents Incorporated by Reference’). The selected financial and operating information as at and for the six months ended June 30, 2010 and 2009 is derived from the unaudited consolidated financial statements of Subsea 7 , which are incorporated by reference (see ‘XXIII. Documents Incorporated by Reference’).

Other than the Non-IFRS performance measures and other operating information, the selected financial and operating information has been extracted without material adjustment from the historical financial information incorporated by reference in this prospectus. The Non-IFRS performance measures and other operating information has been derived from information extracted from management accounts and internal financial and operating reporting systems and not from the historical financial information (included in section ‘10.4 Non-IFRS performance measures and other operating information’) for the periods described.

Certain figures contained in this document, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or a row in certain tables may not conform exactly to the total figure given for that column or row.

The selected financial and operating information set out below should also be read in conjunction with section ‘XI. Subsea 7 Operating and Financial Review’ of this prospectus. The complete set of annual audited accounts for the fiscal years ended December 31, 2009, 2008 and 2007 is incorporated by reference to this prospectus. Copies of the audited accounts may be obtained at the Subsea 7 Inc.’s registered office and from the Subsea 7’s website www.subsea7.com and after Completion from the Issuer’s website www.subsea7.com.

10.1 Subsea 7 consolidated income statement

The table below sets out the consolidated income statement for the six months ended June 30, 2010 and 2009 and for the fiscal years ended December 31, 2009, 2008 and 2007.

	For the six months ended June 30,		For the fiscal year ended December 31,
	2010	2009	2009	2008	2007
	$ million
Revenue	972.8	1,240.1	2,439.3	2,373.3	2,187.4
Project and vessel expenses	(706.5)	(960.2)	(1,862.0)	(1,799.1)	(1,725.9)
Other operating expenses	(28.5)	(27.6)	(57.2)	(65.3)	(72.1)
Depreciation and amortisation	(67.0)	(53.0)	(117.2)	(95.3)	(76.9)
Profit on disposal of property, plant and equipment	1.5	0.6	1.1	11.7	3.6
Net operating profit	172.3	199.9	404.0	425.3	316.1

Changes in fair value of derivative financial instruments	(18.9)	35.1	47.8	(34.2)	(2.0)
Net currency (loss)/gain	(10.4)	(7.1)	4.8	18.8	15.0
Finance income	8.8	5.5	8.9	5.9	8.8
Finance expense	(34.0)	(37.9)	(60.0)	(33.0)	(25.3)

Net financial items	(54.5)	(4.4)	1.5	(42.5)	(3.5)

Share of post-tax (loss)/profit from joint ventures	(0.4)	3.0	5.6	11.7	1.2
Share of post-tax profit from associates	0.4	0.4	1.1	—	1.0

Profit before tax	117.8	198.9	412.2	394.5	314.8
Taxation expense	(40.4)	(61.6)	(123.8)	(130.5)	(100.7)

Profit for the period	77.4	137.3	288.4	264.0	214.1

Attributable to:
Equity shareholders	77.6	137.3	288.4	264.0	214.1
Non-controlling interests	(0.2)	—	—	—	—

	77.4	137.3	288.4	264.0	214.1

Earnings per share:

	For the six months ended June 30,		For the year ended December 31,
	2010	2009	2009	2008	2007
	$ per share	$ per share	$ per share	$ per share	$ per share
Basic	0.53	0.93	1.96	1.80	1.45
Weighted average number of shares	147,165,554	146,917,640	146,941,122	146,938,202	147,412,580

Diluted (a)	0.52	0.93	1.94	1.74	1.44
Weighted average number of shares	148,581,385	147,122,241	150,586,066	164,974,992	162,012,787

(a)	Earnings per share are computed using the weighted average number of common shares and common share equivalents outstanding during each period. All convertible notes are included in the diluted earnings per share if the effect is dilutive, regardless of whether the conversion price has been met. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

10.2 Subsea 7 consolidated cash flow statement information

The table below sets out the consolidated cash flow statement information for the six months ended June 30, 2010 and 2009 and for the fiscal years ended December 31, 2009, 2008 and 2007.

	For the six months ended June 30,		For the fiscal year ended December 31,
	2010	2009	2009	2008	2007
	$ millions
Net cash generated from operating activities	15.4	93.2	541.6	471.1	288.0
Net cash generated from/ (used in) investing activities	113.1	(108.1)	(228.6)	(602.6)	(381.0)
Net cash (used in)/generated from financing activities	(144.5)	(11.0)	47.9	124.9	177.2
Effects of exchange rate changes	(15.6)	(3.4)	12.3	(47.0)	(3.1)

Net (decrease)/increase in cash and cash equivalents	(31.6)	(29.3)	373.2	(53.6)	81.1

10.3 Subsea 7 consolidated balance sheet data

The table below sets out the consolidated balance sheet information as at June 30, 2010, December 31, 2009, 2008 and 2007.

	As at June 30,	As at December 31,
	2010	2009	2008	2007
	$ millions
Non-current assets	1,242.4	1,306.2	1,120.4	1,012.8
Current assets	1,122.0	1,208.0	882.6	857.1

Total assets	2,364.4	2,514.2	2,003.0	1,869.9

Non-current liabilities	333.0	575.7	664.6	451.3
Current liabilities	812.9	751.2	648.7	598.8
Total liabilities	1,145.9	1,326.9	1,313.3	1,050.1

Total equity	1,218.5	1,187.3	689.7	819.8

Total equity and liabilities	2,364.4	2,514.2	2,003.0	1,869.9

Cash and cash equivalents	455.6	487.3	114.1	167.7
Available-for-sale financial assets	16.2	176.4	85.4	—
Total borrowings	(471.4)	(602.0)	(559.7)	(387.3)

Net cash/(debt)	0.4	61.7	(360.2)	(219.6)

Deferred tax assets	14.2	11.8	15.1	3.5
Deferred tax liabilities	96.8	106.6	99.6	57.8
Issued share capital, excluding shares held by Employee Share Trust but including share premium reserve	274.6	273.1	272.7	288.0
Issued share capital, including shares held by Employee Share Trust and share premium reserve	265.1	263.7	263.3	288.0

Dividend per share (declared and paid)	—	—	—	—

10.4 Non-IFRS performance measures and other operating information

The table below sets out the Backlog as at June 30, 2010 and 2009 and December 31, 2009, 2008 and 2007:

	As at June 30,		As at December 31,
	2010	2009	2009	2008	2007
	$ millions
Backlog	2,758	2,864	2,798	3,268	4,215

The table below sets out Subsea 7 Adjusted EBITDA and Subsea 7 Adjusted EBITDA margin for the six months ended June 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007:

	For the six months ended June 30,		For the fiscal year ended December 31,
	2010	2009	2009	2008	2007
	$ millions
Subsea 7 Adjusted EBITDA	237.7	255.7	526.8	520.7	391.5
Subsea 7 Adjusted EBITDA margin	24.4%	20.6%	21.6%	21.9%	17.9%

XI. SUBSEA 7: OPERATING AND FINANCIAL REVIEW

11.1 Significant Factors Affecting Results of Operations of Subsea 7

11.1.1 Business environment

The continued success of Subsea 7 is dependent on its clients and their sustained investment in upstream offshore exploration and production.

The global economic downturn in the second half of 2008 resulted in a lower price of oil and fewer projects being awarded during the latter part of that year. Despite a recovery in the price of oil, this trend continued during 2009. As a consequence, the whole industry took time to re-assess projects and to take advantage of potential cost reductions. This resulted in delays in contract awards and, in respect of some of the smaller players in the North Sea and North America, a cancellation or deferment of projects.

During the first half of 2010, the oil price has remained relatively stable and at a level which allows clients to plan for future investments. A number of major contract awards, delayed during 2009, have been awarded during 2010 and this trend is expected to continue.

The recent tragic events in the Macondo field, US Gulf of Mexico have raised questions regarding activity levels and regulations relating to deep water field developments. Whilst this will undoubtedly affect the short-term prospects in the US Gulf of Mexico Subsea 7 Inc. believes the long-term prospects for the development of deep water fields throughout the world remain strong.

Subsea 7 continues to focus its efforts to reduce costs and improve efficiencies in the supply chain in order to remain competitive in the current market.

11.1.2 Seasonality

A significant portion of Subsea 7’s revenue is generated from work performed in the North Sea where adverse weather conditions during the winter months usually result in low levels of activity in this region, although this is less apparent than in the past due to technological advances. A significant portion of revenue is generated from regions where large projects are undertaken or completed only during certain periods, which may result in significant fluctuations in revenue and profit recognition by region, dependent on the timing of these projects. Therefore full-year results are not likely to bear a direct relationship to any particular quarter or combination of quarters. Additionally, during certain periods of the year, Subsea 7’s operations may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms. During periods of curtailed activity due to adverse weather conditions, operating expenses continue to be incurred, whilst revenue from operations is only recognised in line with the percentage-of-completion method.

11.1.3 Vessel Utilisation

The level of utilisation of Subsea 7’s fleet of vessels has a material impact on its ability to earn revenue and on profitability. The utilisation rate is calculated by dividing the total number of days for which the vessels were engaged in project-related work by 350 days annually (or the number of days the vessel was in the fleet if it joined or left during the year), expressed as a percentage. The remaining 15/16 days are attributed to routine maintenance.

The following table sets forth the average vessel utilisation by year for the fleet of dynamically-positioned pipelay and construction vessels, diving-support vessels and ROV-support vessels.

Utilisation rate (excluding discontinued operations)	For the six months ended June 30,		For the fiscal year ended December 31,
	2010 (%)	2009 (%)	2009 (%)	2008 (%)	2007 (%)
Pipelay and construction vessels	80	92	89	90	93
Diving-support vessels	76	82	87	89	94
ROV-support vessels	81	91	78	76	92

The utilisation rate of pipelay and construction vessels was 80% for the first six months of 2010 compared to 92% for the first six months of 2009. The main reason for this decrease was that from this period in 2010, there were a total of 107 days of dry-docking for this category of vessel, compared to only 89 days during the same period in 2009. There were also lower levels of offshore activity in respect of the Seven Oceans and the Seven Sisters during the first half of 2010 compared to the same period in 2009, which was partially offset by an increase in utilisation of the Seven Seas in the first half of 2010, compared to the first half of 2009.

For the first six months of 2010, the utilisation rate of diving-support vessels was 76%, compared to 82% for the first six months of 2009. The main reason for this decrease in the first half of 2010 compared to the same period in 2009, was the low offshore activity in respect of the Rockwater 1.

The utilisation rate of ROV-support vessels was 81% for the first half of 2010 compared to 91% for the same period in 2009. The main reason for this decrease was that there were no dry-docking days for this category of vessels during 2009, compared to 42 days during 2010. In addition, utilisation decreased due to idle time in respect of the Amazonia vessel during the first half of 2010.

For pipelay and construction vessels the utilisation rate for the year ended December 31, 2009 was 89%, compared to 90% for the year ended December 31, 2008.

The utilisation rate of diving-support vessels was 87% for the year ended December 31, 2009 compared to 89% for the year ended December 31, 2008. The main reason for this decrease was that there were 154 days of dry-docking during 2009, compared to 115 days in 2008.

For the year ended December 31, 2009 the utilisation rate of ROV-support vessels was 78%, compared to 76% for the year ended December 31, 2008.

The utilisation rate of pipelay and construction vessels was 90% for the year ended December 31, 2008 compared to 93% for the year ended December 31, 2007. The main reason for this decrease was that there were 186 days of dry-docking in 2008, compared to 119 days in 2007.

During the year ended December 31, 2008 the utilisation rate of diving-support vessels was 89% compared to 94% for the year ended December 31, 2007. The main reason for this decrease was that there were 115 days of dry-docking for this category of vessel during 2008, compared to 35 days in 2007.

The utilisation rate of ROV support vessels was 76% for the year ended December 31, 2008 compared to 92% for the year ended December 31, 2007. The main reason for this decrease was that there were 120 days of dry-docking for this category of vessel during 2008, compared to 20 days in 2007. In addition, there was higher utilisation across the fleet during 2007 due to the higher level of offshore activity in that period, in particular in respect of the Seisranger and the Amazonia vessels.

11.1.4 Vessel Scheduling

Vessel scheduling is a key part of the business and conflicts in the scheduled utilisation of key vessels may impact Subsea 7’s performance. Vessels can sometimes be delayed in completing projects due to additional scope requirements or overruns. Issues can also arise between the time when a project is tendered and executed, which can result in a requirement to substitute vessels, which may have an effect on the results of the projects concerned.

11.1.5 Maintenance and Reliability of Assets

One of the factors that can impact Subsea 7’s performance is the reliability of its vessels and equipment. Breakdowns of assets not only impact the financial results of the project being executed, but can also have a knock-on effect on timing of subsequent scopes of work requiring the same asset. Subsea 7 operates a planned maintenance program in order to keep all assets in good working order. Despite this, breakdowns can and do occur.

11.1.6 Revisions of Estimates on Major Projects

Subsea 7 follows the generally accepted practice of accounting for long-term construction, engineering and project management contracts on the percentage-of-completion basis as costs are incurred. Under this method, revenue is recognised according to the stage of completion reached on the contract by reference to the value of work done. If a contract can be split into sub-projects, each sub-project is treated separately.

For all long-term construction contracts, no profit is recognised until the outcome of the contract can be measured reliably, and generally this will mean no profit is recognised until progress has reached at least 20% of completion. The estimated cost used to determine profit at completion reflects all facts or occurrences expected to affect the final cost of the contract. The entire amount of any estimated contract loss is recognised when it first becomes evident.

For contracts which satisfy certain criteria, profit is recognised in accordance with the risk profile of the contract as assessed by management instead of being recognised in accordance with the simple straight-line percentage of total costs principle. The pattern of revenue recognition for these contracts depends on individual contract circumstances and terms, but generally the application of this policy may result in there being a requirement for a larger percentage of completion prior to any profit being recognised, the application of variable profit margins at separately identifiable stages of the contract, and a larger portion of profit being recognised in the later stages of the contract once management is confident that the outcome can be reliably measured.

During the course of major projects, adjustments to the original estimates of the total contract revenue, total contract cost or extent of progress toward completion are often required as the work progresses under the contract, and as experience is gained, even though in certain cases the scope of work required under the contract may not change. Where a change of scope is required, variation orders are negotiated with the client, however, final agreement and settlement of variation orders are often not achieved until late in the project. These revisions to estimates will not result in restating amounts in previous periods, as they are continuous and characteristic of the process.

11.1.7 Exchange Rates

Subsea 7 is exposed to foreign exchange risks arising on sales, purchases and borrowings that are denominated in currencies other than the functional currencies of individual group entities which are principally US dollars, British pound sterling, Brazil real, NOK and Euros. As Subsea 7’s presentation currency is the US dollar, it is also subject to foreign exchange translation risk in respect of the results and underlying net assets of foreign operations.

Techniques for managing foreign exchange risk include, but are not limited to, foreign currency borrowing and investing, and the use of currency derivative instruments. Subsea 7 selectively manages significant exposures to potential foreign exchange losses by considering current market conditions, future operating activities and any associated cost in relation to the perceived risk of loss.

Subsea 7 manages currency exposures through the use of currency derivative instruments related to the major currencies, which are generally the currencies of the countries of the majority of Subsea 7’s international business. These contracts generally have an expiration date of two years or less. Forward exchange contracts, which are commitments to buy or sell a specified amount of a foreign currency at a specified price and time, are the primary derivative instruments used to manage identifiable foreign currency commitments and generally relate to long-term engineering and construction projects. While derivative instruments are subject to fluctuations in value, these fluctuations are generally offset by the value of the underlying exposures being managed. The use of some contracts may limit Subsea 7’s ability to benefit from favourable fluctuations in foreign exchange rates.

11.1.8 Impairment Charges

There were no impairment charges in respect of long-term assets owned by Subsea 7 during any of the periods relevant to this document. All Subsea 7’s assets are periodically reviewed for impairment in accordance with International Financial Reporting Standards and where there is an indication of impairment this is taken at that time.

11.2 Critical accounting policies

Significant accounting policies are described in Note 1 to the financial statements of Subsea 7’s 2009 annual report incorporated by reference herein. ‘Critical accounting estimates and judgments’ are described in Note 3 to the financial statements of Subsea 7’s 2009 annual report incorporated by reference herein. The preparation of financial statements requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and on various other assumptions that the management believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of revision and future periods if the revision affects both current and future periods.

11.2.1 Revenue recognition on long-term contracts

Subsea 7 accounts for long-term construction, engineering and project management contracts using the percentage-of-completion basis as costs are incurred. Under this method, revenue is recognised according to the stage of completion reached in the contract by reference to the value of work done as a proportion of the total work to be performed, and for certain contracts also with reference to the risk profile of the contract. The calculation of the stage of completion on contracts requires estimates to be made, especially regarding the cost to complete, and actual results may differ from these estimates.

Due to the nature of the services performed, variation orders and claims are commonly billed to clients. A variation order is an instruction by the client for a change in the scope of the work to be performed under the contract which may lead to an increase or a decrease in contract revenue based on changes in the specifications or design of an asset and changes in the duration of the contract. A claim is an amount that may be collected as reimbursement for costs not included in the contract price. A claim may arise from delays caused by clients, errors in specifications or design, and disputed variations in contract work.

Additional contract revenue is included within the percentage-of-completion calculation when it is probable that the client will approve the variation or claim and the amount of revenue arising from the variation can be reliably measured.

11.2.2 Taxation

Subsea 7 is subject to taxes in numerous jurisdictions and significant judgment is required in calculating the consolidated tax provision. There are many transactions for which the ultimate tax determination is uncertain and for which Subsea 7 makes provisions based on an assessment of internal estimates and appropriate external advice, including decisions regarding whether to recognise deferred tax assets in respect of tax losses. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax charge in the period in which the outcome is determined.

11.2.3 Goodwill carrying value

An impairment review is performed for all goodwill balances held across Subsea 7 on a cash generating unit basis. The impairment review is performed on a value-in-use basis which requires estimation of future net operating cash flows and the time period over which they will occur.

11.2.4 Property, plant and equipment

Property, plant and equipment are recorded at cost, and depreciation is recorded on a straight-line basis over the useful lives of the assets. Management uses its experience to estimate the remaining useful life of assets.

11.2.5 Fair value of derivatives and other financial instruments

Management uses judgment in selecting an appropriate valuation technique for financial instruments not quoted on an active market. Valuation techniques commonly used by market practitioners are applied. For derivative financial instruments, assumptions are made based on quoted market rates adjusted for specific features of the instrument. Other financial instruments are valued using a discounted cash flow analysis based on assumptions supported, where possible, by observable market prices or rates.

11.3 Discussion of historical results

During the six months ended June 30, 2010 and the years ended December 31, 2007, 2008 and 2009 all operations were continuing.

11.3.1 Revenue

Subsea 7’s revenue for the six months ended June 30, 2010 was $972.8 million compared to $1,240.1 million for the same period in 2009. The decrease in revenue was mainly due to reduced activity levels in the Brazil region in the six months ended June 30, 2010 compared to the same period in 2009. The reduction in year-on-year revenue also reflects lower levels of activity in the North Sea and Africa regions in the first half of 2010 compared to the first half of 2009; this was partly offset by increased activity levels in the Asia Pacific region.

For the six months ended June 30, 2010, $711.4 million, or 73.1%, of total revenue related to Subsea Field Projects, $170.2 million, or 17.5%, related to Life-of-Field activities and $76.7 million, or 7.9%, related to i-Tech activities. This compared to $984.0 million, or 79.3%, of total revenue that related to Subsea Field Projects, $168.8 million, or 13.6%, related to Life-of-Field activities and $73.6 million, or 5.9%, related to i-Tech activities during the six months ended June 30, 2009. During the six months ended June 30, 2010 the Veripos business generated $14.5 million, or 1.5% of total revenue, compared to $13.6 million, or 1.1%, of total revenue for the same period in 2009.

For the year ended December 31, 2009, Subsea 7 recorded revenue of $2,439.3 million, compared to revenue of $2,373.3 million in 2008. The increase in revenue predominantly related to an increase in offshore activity in Brazil during 2009 on major Subsea Field Projects. Revenue was generated principally by Subsea 7’s Subsea Field Projects, which accounted for $1,872.0 million, or 76.7%, of total revenue in 2009, compared to $1,779.2 million, or 75.0% in 2008. Revenue generated by Life-of-Field contracts decreased to $387.4 million, or 15.9%, of total revenue in 2009, from $395.3 million, or 16.7%, in 2008. The revenue generated from i-Tech activities decreased to $150.8 million, or 6.2% of total revenue in 2009, from $169.7 million, or 7.2% of total revenue in 2008. For the year ended December 31, 2009 the Veripos business generated $29.1 million, or 1.2% of total revenue, compared to $29.1 million, or 1.2%, of total revenue for 2008.

For the year ended December 31, 2008, Subsea 7’s revenue was $2,373.3 million, compared to revenue of $2,187.4 million for the year ended December 31, 2007. The increase in revenue again predominantly related to an increase in offshore activity in the Brazil region during 2008 on major Subsea Field Projects, which was partially offset by a reduction in revenue in the Africa region and a reduction in revenue reported through the Asia Pacific region. The reduction in revenue in the Asia Pacific region was mainly as a result of the fact that more projects were reported through the Technip Subsea 7 Asia Pacific joint venture under the equity method of accounting. Revenue was generated principally by Subsea Field Projects, which accounted for $1,779.2 million, or 75.0%, of total revenue in 2008, compared to $1,646.8 million, or 75.3% in 2007. The revenue generated by Life-of-Field contracts increased to $395.3 million, or 16.7%, of total revenue in 2008, from $372.1 million, or 17.0%, in 2007. The revenue generated from i-Tech activities increased to $169.7 million, or 7.2% of total revenue in 2008, from $147.7 million, or 6.8% of total revenue in 2007. During the year ended December 31, 2008 the Veripos business generated $29.1 million, or 1.2% of total revenue, compared to $20.7 million, or 0.9%, of total revenue for 2007.

11.3.2 Project and vessel expenses

Project and vessel expenses for the six months ended June 30, 2010 were $706.5 million compared to $960.2 million for the same period in 2009. The main reason for this decrease was the lower levels of operational activity during this period, particularly in the Brazil region.

For the year ended December 31, 2009 project and vessel expenses were $1,862.0 million, compared to $1,799.1 million for the year ended December 31, 2008. The increase in these expenses was in line with increases in revenue.

During the year ended December 31, 2008 project and vessel expenses were $1,799.1 million, compared to $1,725.9 million for the year ended December 31, 2007. The main reason for this difference was the increase in operational activity, partially offset by efficiencies arising from improved project execution, particularly in Brazil. The latter explains the main reason why the project and vessel expenses did not increase by the same proportion as revenue.

11.3.3 Other operating expenses

Other operating expenses were $28.5 million for the six months ended June 30, 2010, compared to $27.6 million for the same period in 2009.

During the year ended December 31, 2009 other operating expenses decreased to $57.2 million, from $65.3 million in the year ended December 31, 2008. A significant portion of these costs were incurred in British pounds and the weakening of the pound against the US dollar year-on-year resulted in lower US dollar equivalent costs being reported.

For the year ended December 31, 2008 other operating expenses decreased to $65.3 million compared to $72.1 million for the year ended December 31, 2007. The main reason for this decrease was that an element of overhead cost was transferred to the joint venture which Subsea 7 had with Technip in the Asia Pacific region, and was subsequently recognised using the equity accounting method.

11.3.4 Depreciation, amortisation and impairments

Depreciation, amortisation and impairments for the six months ended June 30, 2010 were $67.0 million compared to $53.0 million for the six months ended June 30, 2009. This increase was predominantly due to a number of new assets that were brought into service during 2009 and 2010, in particular the Seven Atlantic dive-support vessel and the Normand Subsea ROV-support vessel which became operational during late 2009 and early 2010 respectively.

For the year ended December 31, 2009 depreciation, amortisation and impairments increased to $117.2 million, compared to $95.3 million for the year ended December 31, 2008. This increase again reflected new assets being brought into operation during 2008 and 2009.

During the year ended December 31, 2008 depreciation, amortisation and impairments were $95.3 million, compared to $76.9 million in the year ended December 31, 2007. Significant additions to the fleet were the Seven Oceans which commenced operations during 2007 and the Seven Seas which entered service in mid 2008.

11.3.5 Profit on disposal of property, plant and equipment

Profit on disposal of property, plant and equipment for the six months ended June 30, 2010 was $1.6 million, compared to $0.6 million for the six months ended June 30, 2009.

For the year ended December 31, 2009 profit on disposal of property, plant and equipment was $1.2 million, compared to $11.7 million for the year ended December 31, 2008. The main reason for this difference was the fact that during 2008, the Kommander 2000 vessel was sold, and a gain of $10.8 million was recognised.

During the year ended December 31, 2008 profit on disposal of property, plant and equipment was $11.7 million, compared to $3.7 million for the year ended December 31, 2007. As previously discussed, the gain during 2008 reflects a $10.8 million gain on sale of the Kommander 2000 vessel.

11.3.6 Net financial items

Net financial expense for the half year ended June 30, 2010 was $54.5 million compared to $4.4 million for the same period in 2009. The main reason for this difference were losses in the marking-to-market of derivative financial instruments during the half year ended June 30, 2010 of $18.9 million compared to gains of $35.1 million made in the same period in 2009.

Net financial income for the year ended December 31, 2009 was $1.5 million compared to an expense of $42.5 million for the year ended December 31, 2008. This was primarily due to a charge of $34.2 million in 2008 representing changes in the fair value of derivative financial instruments, of which $12.0 million was related to the marking-to-market of foreign exchange contracts and $22.2 million was related to the re-measurement at fair value of the embedded option contained within the Acergy S.A. convertible loan notes held by Subsea 7. Finance expense increased to $60.0 million in the year ended December 31, 2009 from $33.0 million in the year ended December 31, 2008, this difference was predominantly attributable to the fact that during 2009, there was $20.3 million additional accretion which was recognised in respect of the reassessment of the life of the 2007 convertible notes, whereas there was no equivalent item in 2008.

Net financial expense for the year ended December 31, 2008 was $42.5 million compared to $3.5 million for the year ended December 31, 2007. The significant year-on-year increase in expense was primarily due to a charge of $34.2 million in 2008 representing changes in the fair value of derivative financial instruments as discussed above. Finance expense increased to $33.0 million in the year ended December 31, 2008 from $25.2 million in the year ended December 31, 2007, predominantly due to fact that the 2008 charge includes a full year’s accretion for the convertibles notes which were issued by Subsea 7 Inc. in June 2007.

11.3.7 Taxation

Taxation expense for the half year ended June 30, 2010 was $40.4 million which equates to an effective rate of 34.3% compared to an expense of $61.7 million and an effective rate of 31.0% in 2009. The primary reason for this increase in the year-on-year tax rate was due to the fact that there was no tax relief available in respect of losses attributable to changes in the fair value of derivative financial instruments and only limited tax relief available in respect of net currency losses.

Taxation expense for the year ended December 31, 2009 was $123.8 million compared to $130.5 million for the year ended December 31, 2008. This equates to an effective tax rate of 30.0% in 2009, compared to an effective tax rate of 33.1% in 2008. The main reason for the decrease was that in 2008 there was no tax relief available in respect of losses attributable to changes in the fair value of derivative financial instruments, whereas in 2009 there were gains attributable to the fair value of derivative financial instruments, which were not subject to tax. This was partially offset in 2009 by less unrecognised tax losses utilised and a reduced amount of non-taxable income generated, as compared to 2008.

Taxation expense for the year ended December 31, 2008 was $130.5 million compared to $100.7 million for the year ended December 31, 2007. This equates to an effective tax rate of 33.1% in 2008, compared to an effective tax rate of 32.0% in 2007. The main reason for the increase in the tax rate was that there was no tax relief available in respect of losses attributable to changes in the fair value of derivative financial instruments during 2008.

11.3.8 Net profit

Net profit attributable to equity shareholders for the six months ended June 30, 2010 was $77.6 million, or $0.53 per share, compared to a net profit of $137.3 million, or $0.93 per share, for the six months ended June 30, 2009. The decrease in net profit was partially attributable to the decrease in revenue generated by reduced levels of construction activity. In addition, as discussed previously, the increase in net financial expense significantly impacted net profit.

Net profit attributable to equity shareholders for the year ended December 31, 2009 was $288.4 million, or $1.96 per share, compared to a net profit of $264.0 million, or $1.80 per share, for the year ended December 31, 2008. The increase in net profit was primarily attributable to the increase in revenue generated by the higher levels of activity, coupled with improved project execution.

Net profit attributable to equity shareholders for the year ended December 31, 2008 was $264.0 million, or $1.80 per share, compared to a net profit of $214.1 million, or $1.45 per share, for the year ended December 31, 2007. The increase in net profit reflected increased revenue generated by the higher levels of activity. This increase to profit was partially offset by increased net financial expense generated by the charges incurred as a result of the marking-to-market of derivative financials instruments.

11.3.9 Subsea 7 Adjusted EBITDA margin

The Subsea 7 Adjusted EBITDA margin for the six months ended June 30, 2010 was 24.4% (first half of fiscal 2009: 20.6%). For the year ended December 31, 2009, the Subsea 7 Adjusted EBITDA margin was 21.6% (2008: 21.9%, 2007: 17.9%).

11.4 Business segments’ results

For management purposes, Subsea 7 is organised into business units based on geographical areas and has six reportable operating segments as follows:

North Sea

This covers all operations in the UK, Norway, Denmark, the Netherlands and any other works offshore continental Europe. There are regional project management and engineering organisations in Aberdeen, Scotland and Stavanger, Norway. There is a pipeline fabrication spoolbase in Vigra, Norway and a pipeline bundle fabrication yard at Wick, Scotland.

Africa

This covers operations in the continent of Africa. These operations are supported from offices in London, England; Lagos, Nigeria and both an office and a pipeline fabrication spoolbase in Luanda, Angola.

Brazil

This covers all works in Brazil. There is a project management and engineering organisation based in Rio de Janeiro, a logistics support base near Macaé, a pipeline fabrication spoolbase at Ubu and a development site at Paranaguá.

North America

This covers all works in North America, the US Gulf of Mexico and offshore Mexico. There is a project management and engineering organisation based in Houston supporting all operations and a pipeline fabrication spoolbase at Port Isabel.

Asia Pacific

This covers operations in Asia Pacific. There is an office in Perth, Australia, a project management and engineering organisation based in Singapore and an office in Kuala Lumpur, Malaysia.

Global

This comprises the global support functions, including the vessel and equipment management of Subsea 7 Inc. Finance income and expense, derivative instrument fair value changes, net currency items and profits or losses on disposals of property, plant and equipment are also allocated to this segment.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance was evaluated based on Earnings before interest, tax, depreciation and amortisation (EBITDA) and profit before tax. Segment profit before tax was measured consistently with profit before tax in the consolidated financial statements.

11.4.1 North Sea

For the six months ended June 30	2010	%		2009	%
	($ millions)			($ millions)
Revenue	454.5	46.7	(a)	524.4	42.3	(a)
Profit before tax	54.4	46.2	(b)	101.2	50.9	(b)

For the fiscal year	2009	%		2008	%		2007	%
	($ millions)			($ millions)			($ millions)
Revenue	1,078.6	44.2	(a)	1,051.5	44.3	(a)	1,025.0	46.9	(a)
Profit before tax	208.6	50.6	(b)	234.8	59.5	(b)	229.1	72.8	(b)

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment profit before tax as a percentage of total profit before tax from continuing operations.

Revenue

The North Sea segment revenue decreased 13.3% to $454.5 million in the six months ended June 30, 2010, compared to revenue of $524.4 million in the six months ended June 30, 2009. The main driver of the revenue in the North Sea continued to be Subsea Field Projects, which generated $301.1 million, or 66.2% of the total North Sea revenue in the six months ended June 30, 2010, compared to $370.8 million, or 70.7% of the total North Sea revenue in the six months ended June 30, 2009. This decrease was primarily due to lower levels of activity in the UK sector of the North Sea on lump sum pipelay projects. Subsea Field Projects revenue from Norway operations remained stable, underpinned by significant contracts with BP, Shell and Statoil. Revenue generated by Life-of-Field activities increased to $144.2 million, or 31.7% of the total North Sea revenue in the six months ended June 30, 2010 from $141.2 million, or 26.9% of the total North Sea revenue, in the six months ended June 30, 2009. Life-of field work in the UK sector was slightly down year-on-year but continued to be supported by long-term day rate contracts with Shell and BP. This was more than offset by increased revenue in the Norway sector for clients such as Conoco Phillips. The revenue in the North Sea generated from i-Tech activities decreased to $9.2 million, or 2.0% of total North Sea revenue in the six months ended June30, 2010, from $12.4 million, or 2.4% of total North Sea revenue in the six months year June 30, 2009.

During the year ended December 31, 2009 the North Sea segment revenue increased 2.6% to $1,078.6 million, compared to revenue of $1,051.5 million in the year ended December 31, 2008. The majority of revenue in the North Sea related to Subsea Field Projects, which generated $722.4 million, or 67.0% of the total North Sea revenue in 2009, compared to $704.2 million, or 67.0% in 2008. Subsea Field Projects activity levels in the UK sector were down year-on-year, reflecting lower levels of lump sum work. Subsea Field Projects revenue for the Norway sector increased significantly year-on-year, particularly in respect of work on Statoil’s Vega and Troll O2 projects. The revenue generated by Life-of-Field activities was $331.6 million, or 30.7%, of total North Sea revenue in 2009, compared to $314.2 million, or 29.9% in 2008 with long-term day-rate contracts for BP and Shell contributing significantly to revenue. The revenue in the North Sea generated from i-Tech activities decreased to $24.7 million, or 2.3% of total North Sea revenue in the year ended December 31, 2009, compared to $33.0 million, or 3.1% of total North Sea revenue in the year ended December 31, 2008.

For the year ended December 31, 2008 the North Sea segment revenue increased 2.6% to $1,051.5 million, compared to revenue of $1,025.0 million in the year ended December 31, 2007. Subsea Field Projects generated $704.2 million or 67.0% of the North Sea revenue in 2008, compared to $665.5 million, or 64.9% in 2007. Within the UK sector Subsea 7 completed significant scopes of work for Centrica Venture and Talisman. The increase in revenue also reflected increased operational activity in Norway, in particular in respect of work for Statoil. The revenue generated by the Life-of-Field activities was $314.2 million, or 29.9%, of total North Sea revenue in 2008, compared to $321.5 million, or 31.4% in 2007. The North Sea segment continued to benefit from long-term day-rate contracts with BP and Shell. The revenue in the North Sea generated from i-Tech activities decreased to $33.0 million, or 3.1% of total North Sea revenue in the year ended December 31, 2008, from $38.0 million, or 3.7% of total North Sea revenue for the year ended December 31, 2007.

Profit before tax

The North Sea segment profit before tax decreased 46.2% to $54.4 million in the six months ended June 30, 2010, compared to profit before tax of $101.2 million in the six months ended June 30, 2009. This was mainly as a result of lower activity levels and lower margins achieved in the six months ended June 30, 2010, compared to the same period in 2009. This was particularly relevant in the UK sector of the North Sea where work was executed having been tendered at low margins, reflecting increased competition as a result of lower volumes of work available across the region.

During the year ended December 31, 2009 the North Sea segment profit before tax decreased 11.2% to $208.6 million, compared to profit before tax of $234.8 million in the year ended December 31, 2008.

For the year ended December 31, 2008 the North Sea segment profit before tax increased 2.5% to $234.8 million, compared to profit before tax of $229.1 million in the year ended December 31, 2007. This increase in profit before tax reflected the year-on year increase in activity levels.

The following table sets forth the most significant recent or ongoing projects in the North Sea region:

Project Name	Description
Subsea Field Projects:

Statoil Troll O2	Project in the Norwegian sector of the North Sea, commenced during 2007 and completed in 2009.

BP Valhall Re-Development	Project in the Valhall field located in the Norwegian section of the North Sea, commenced in 2007 and scheduled to be completed in 2010.

Centrica Grove	Project in the southern North Sea, on the Grove extension and Seven Seas development, commenced in 2008 and completed during 2009.

Statoil Vega	Project in the Vega South fields, offshore Norway, commenced in 2007 and completed during 2009.

Statoil Troll B Gas Injection	Project in the Norwegian sector of the North Sea, commenced in 2008 and expected to be completed during 2010.

Statoil Yttergryta	Project in the Norwegian sector of the North Sea, commenced in 2006 and completed in 2009.

Total Jura	A subsea pipeline bundle project in the Jura field in the northern sector of the North Sea, commenced in 2007 and completed during 2008.

Statoil Mongstad	Project in the Norwegian sector of the North Sea commenced in 2007 and completed during 2008.

Life–of–Field Projects:

Total UK	Projects in the North and Central sectors of the North Sea, commenced during 2008 and expected to continue until 2013.

Project Name	Description
BP Skarv and Idun Fields	Projects in the Skarv and Idun fields in the northern North Sea, commenced in 2007 and expected to continue until 2011.

BP West of Shetland	Projects in fields West of Shetland in the north-east Atlantic Ocean, commenced in 2006 and expected to continue until 2011.

Shell 2009-2014 Campaign	Projects related to all of Shell’s European subsea oil and gas infrastructure, commenced in 2008 and expected to continue until 2014.

Venture/Centrica	Projects related to Venture Production plc’s operations in the UK, commenced during 2005 and expected to continue on an evergreen basis.

11.4.2 Brazil

For the six months ended June 30	2010	%		2009	%
	($ millions)			($ millions)
Revenue	232.3	23.9	(a)	502.6	40.5	(a)
Profit before tax	32.7	27.8	(b)	39.4	19.8	(b)

For the fiscal year	2009	%		2008	%		2007	%
	($ millions)			($ millions)			($ millions)
Revenue	848.2	34.8	(a)	620.6	26.1	(a)	323.4	14.8	(a)
Profit before tax	73.6	17.9	(b)	27.9	7.1	(b)	(27.1)	n/a	(b)

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment profit before tax as a percentage of total profit before tax from continuing operations.

Revenue

The Brazil segment revenue decreased 53.8% to $232.3 million in the six months ended June 30, 2010, compared to revenue of $502.6 million in the six months ended June 30, 2009. The majority of the revenue in Brazil was generated by Subsea Field Projects, which amounted to $205.0 million or 88.2% of the total Brazil revenue in the six months ended June 30, 2010, compared to $480.9 million or 95.7% in the six months ended June 30, 2009. The significant decrease in revenue related to Subsea Field Projects was mainly due to decreased offshore activity, particularly in respect of Shell’s BC-10 project which was in its offshore phase in 2009. There was no revenue generated by the Life-of-Field business in either the six months ended June 30 2010 or the six months ended June 30 2009. The remainder of the revenue in Brazil in each of the six months ended June 30, 2010 and 2009 related to i-Tech activities.

During the year ended December 31, 2009 the Brazil segment revenue increased 36.7% to $848.2 million, compared to revenue of $620.6 million in the year ended December 31, 2008. The main driver of the revenue in Brazil was Subsea Field Projects, which generated $800.8 million or 94.4% of the Brazil revenue in 2009, compared to $563.9 million, or 90.9% in 2008. The increase in revenue in 2009 was primarily due to the increased levels of offshore activity, with the largest contributors during the year being Shell’s BC-10 project, Petrobras’ Sul Capixaba, Hybrid Steel and Roncador projects, and Statoil’s Peregrino project. There was no revenue generated by the Life-of-Field business in 2009 compared to $12.8 million, or 2.1% in 2008. This decrease reflects the fact that the Kommander 2000 vessel, which was on charter to Petrobras, was sold part way through 2008 and the contract revenue associated with it ceased during 2008. The revenue generated by the i-Tech business increased to $47.4 million, or 5.6% in 2009, compared to $43.8 million, or 7.1% in 2008.

For the year ended December, 31 2008 the Brazil segment revenue increased 91.9% to $620.6 million, compared to revenue of $323.4 million in the year ended December 31, 2007. The majority of the revenue in Brazil came from Subsea Field Projects, which generated $563.9 million or 90.9% of the Brazil revenue in 2008, compared to $268.9 million, or 83.1% in 2007. The increase in revenue in 2008 reflected increased levels of offshore activity, with the largest contributor to this increase being Shell’s BC-10 project which commenced offshore operations in 2008. Other significant activities undertaken during 2008 were on Petrobras’ Hybrid Flexible and Roncador projects and the completion of Petrobras’ PDEG project. The revenue generated by the Life-of-Field business decreased to $12.8 million, or 2.1% in 2008, compared to $25.5 million, or 7.9% in 2007, the reduction in year-on-year revenue was due to the sale of the Kommander 2000 as previously discussed, the vessel was on charter for the full year in 2007 and only part of the year in 2008 until it was sold. The revenue generated by the i-Tech business increased to $43.8 million, or 7.1% in 2008, compared to $29.0 million, or 9.0% in 2007.

Profit before tax

The Brazil segment profit before tax decreased 17.0% to $32.7 million in the six months ended June 30, 2010, compared to profit before tax of $39.4 million in the six months ended June 30, 2009. The decrease was primarily due to lower activity levels in the region in 2010 compared to 2009, however this was partially offset by the favourable settlement of variation orders on Statoil’s Peregrino project during the early part of 2010.

During the year ended December 31, 2009 the Brazil segment profit before tax increased 163.8% to $73.6 million, compared to a profit before tax of $27.9 million in the year ended December 31, 2008. The increase in profitability during 2009 compared to 2008 was mainly due to higher levels of offshore activity and the improvement of operational performance. Shell’s BC-10 progressed well during 2009 and contributed significantly to profit before tax for the region as the offshore phase of the work was completed.

For the year ended December 31, 2008 the Brazil segment profit before tax increased to $27.9 million, compared to a loss before tax of $27.1 million in the year ended December 31, 2007. The increase in profitability during 2008 compared to 2007 was mainly due to higher levels of offshore activity and the improvement of operational performance in Brazil between 2007 and 2008 as a result of the considerable amount of management focus that the region received during 2008. In addition, Petrobras’ PDEG project reported a loss during 2007 but following completion during 2008, settled a number of variation orders which resulted in the recognition of profits in respect of this contract; this resulted in proportionately higher profits being recognised on this project than there was revenue in the year.

The following table sets forth the most significant recent or ongoing projects in the Brazil region:

Project Name	Description
Subsea Field Projects:

Petrobras Tambau Urugua/ P-56 Developments	Project in the deepwater Santos and Campos basins offshore Brazil commenced in 2009 and expected to be completed during 2010.

Statoil Peregrino	Project in the Campos basin offshore Brazil. The flexible pipeline installation phase of this project commenced in 2007 and was substantially completed in 2009, with the remaining scope completed during 2010.

Petrobras Sul Capixaba	Project in the Espirito Santos basin, offshore Brazil. Offshore installation on this project commenced in 2008 and was completed in early 2010.

Petrobras Normand Seven Charter	Long term contract for the exclusive use of the pipelay vessel, which commenced during 2009 and is expected to continue until 2014.

Petrobras Roncador	Project in the Roncador field offshore Brazil. Offshore installation on this project commenced in 2006 and was completed during 2009.

Shell BC-10	Project in the Campos basin offshore Brazil. Offshore installation on this project commenced in 2008 and was completed in 2009.

Petrobras’ PDEG	Project in the Campos basin offshore Brazil, commenced in 2006 and completed in 2008.

11.4.3 Africa

For the six months ended June 30	2010	%		2009	%
	($ million)			($ million)
Revenue	98.5	10.1	(a)	137.2	11.1	(a)
Profit before tax	40.1	34.1	(b)	52.9	26.6	(b)

For the fiscal year	2009	%		2008	%		2007	%
	($ million)			($ million)			($ million)
Revenue	244.6	10.1	(a)	461.6	19.4	(a)	514.3	23.5	(a)
Profit before tax	88.6	21.5	(b)	114.7	29.1	(b)	75.2	23.9	(b)

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment profit before tax as a percentage of total profit before tax from continuing operations.

Revenue

The Africa segment revenue decreased 28.2% to $98.5 million in the six months ended June 30, 2010, compared to revenue of $137.2 million in the six months ended June 30, 2009. The main driver of revenue in Africa was Subsea Field Projects, which generated $60.7 million, or 61.6% of total Africa revenue in the six months ended June 30, 2010, compared to $86.9 million, or 63.3% of total Africa revenue in the six months ended June 30, 2009. This decrease was primarily due to a reduction in revenue associated with Chevron’s Tombua Landana project which undertook offshore work during 2009, but did not continue in the 2010 period. The revenue generated by the Life-of-Field business decreased to $21.8 million, or 22.1% in the six months ended June 30, 2010 from $27.6 million, or 20.1% in the six months ended June 30, 2009. The revenue in Africa generated by i-Tech activities was $16.0 million, or 16.2% of total Africa revenue in the six months ended June 30, 2010, compared to $22.7 million, or 16.5% in the six months ended June 30, 2009.

During the year ended December 31, 2009 the Africa segment revenue decreased 47.0% to $244.6 million, compared to revenue of $461.6 million in the year ended December 31, 2008. The majority of revenue in Africa was from Subsea Field Projects, which generated $148.0 million, or 60.5%, of total Africa revenue in 2009, compared to $346.8 million, or 75.1% in 2008. The decrease in revenue in 2009 reflects lower levels of construction activity in the region, particularly in respect of Chevron’s Tombua Landana, Exxon Mobil’s Saxi Batuque and Addax’ phase 3 projects. The revenue generated by the Life-of-Field business decreased to $55.8 million or 22.8% of total Africa revenue in 2009, compared to $68.3 million, or 14.8% in 2008. BP’s Block 18 was the most significant contributor during both years. The revenue generated by the i-Tech business in Africa decreased to $40.8 million, or 16.7%, of total Africa revenue in 2009, compared to $46.5 million, or 10.1% in 2008.

For the year ended December 31, 2008 the Africa segment revenue decreased 10.2% to $461.6 million, compared to revenue of $514.3 million in the year ended December 31, 2007. The main driver of the revenue in Africa was Subsea Field Projects, which generated $346.8 million, or 75.1%, of total Africa revenue in 2008, compared to $462.2 million, or 89.9% in 2007. The decrease in revenue in 2008 was mainly due to the completion of Petro S.A.’s development offshore South Africa during the previous year. The most significant contributor to revenue during 2008 was Chevron’s Tombua Landana project. The revenue generated by the Life-of-Field business increased to $68.3 million or 14.8% of total Africa revenue in 2008, compared to $15.0 million, or 2.9% in 2007. The main reason for this increase was higher activities levels in 2008 in respect of BP’s Block 18 project, offshore Angola. The revenue generated by the i-Tech business in Africa increased to $46.5 million, or 10.1%, of total Africa revenue in 2008, compared to $37.1 million, or 7.2% in 2007.

Profit before tax

The Africa segment profit before tax decreased 24.2% to $40.1 million in the six months ended June 30, 2010, compared to profit before tax of $52.9 million in the six months ended June 30, 2009. The main reason that the levels of profit during 2010 did not decrease in line with the reduction in revenue was that certain projects were finally closed out in 2010, which included the settlement of variation orders. This resulted in additional profit being recognised in 2010, with limited associated revenue. In addition, there was additional vessel utilisation in the six months ended June 30, 2010 as compared to June 30, 2009.

During the year ended December 31, 2009 the Africa segment profit before tax decreased 22.8% to $88.6 million, compared to profit before tax of $114.7 million in the year ended December 31, 2008. The profit before tax in 2009 reflects the final close out Chevron’s Tombua Landana. There continued to be profit included in this segment’s results during 2009 that related to a number of vessels that were working in different geographical regions.

For the year ended December 31, 2008 the Africa segment profit before tax increased 52.5% to $114.7 million, compared to profit before tax of $75.2 million in the year ended December 31, 2007. The increase was primarily due to variation orders recognised as a result of the settlement of Exxon Mobil’s Saxi Batuque project in 2008 and significant contributions from Chevron’s Tombua Landana during the year.

The following table sets forth the most significant recent or ongoing projects in the Africa region:

Project Name	Description

Subsea Field Projects:

BP Block 18 Gas Export Pipeline	Project offshore Angola, commenced during 2008 and expected to continue until 2011.

BP Block 31 Development	Project in the ultra-deepwater Block 31 offshore Angola, commenced in 2008 and expected to continue until 2012.

Addax Okwori Antan	Project offshore Nigeria, commenced late 2009 and due to complete in 2010.

Exxon Mobil Saxi Batuque	Project in Angola, commenced in 2006 and completed during 2008

Chevron Tombua Landana	Project offshore Angola, commenced during 2006 and completed during 2009.

Life–of–Field Projects:

BP Block 18 Life-of-Field	Project offshore Angola in the Greater Plutonio development, commenced in 2007 and was expected to continue until 2010, with possible extensions.

11.4.4 North America

For the six months ended June 30	2010	%		2009	%
	($ millions)			($ millions)
Revenue	50.3	5.2	(a)	51.4	4.1	(a)
Profit before tax	10.6	9.0	(b)	20.0	10.1	(b)

For the fiscal year	2009	%		2008	%		2007	%
	($ millions)			($ millions)			($ millions)
Revenue	145.6	6.0	(a)	166.2	7.0	(a)	152.4	7.0	(a)
Profit before tax	47.1	11.4	(b)	42.1	10.7	(b)	29.6	9.4	(b)

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment profit before tax as a percentage of total profit before tax from continuing operations.

Revenue

The North America segment revenue decreased 2.1% to $50.3 million in the six months ended June 30, 2010, compared to revenue of $51.4 million in the six months ended June 30, 2009. The main driver of the revenue in North America was Subsea Field Projects, which generated $42.0 million, or 83.4% the North America revenue in the six months ended June 30, 2010, compared to $47.0 million, or 91.4% in the six months ended June 30, 2009. The revenue generated by the Life-of-Field business was $4.2 million, or 8.3% in the six months ended June 30, 2010 there was no revenue generated from Life-of-field business in the first six months ended June 30, 2009. The revenue in North America generated from i-Tech activities decreased to $4.1 million, or 8.2% of total North America revenue in the six months ended June 30, 2010, from $4.4 million, or 8.6% of total North America revenue in the six months ended June 30, 2009.

During the year ended December 31, 2009 the North America segment revenue decreased 12.4% to $145.6 million, compared to revenue of $166.2 million in the year ended December 31, 2008. The main contributor to the revenue in North America was Subsea Field Projects, which generated $137.6 million, or 94.5%, of total North America revenue in 2009, compared to $153.0 million, or 92.1%, in 2008. The year-on-year decrease in revenue was mainly due to a reduction in work performed on BP’s Thunderhorse/Atlantis project. A significant percentage of the revenue generated during 2009 in this segment related to Marathon’s Droshky and Petrobras’ Cascade projects. There was no revenue generated by the Life-of-Field business in either 2009 or 2008. The revenue generated by the i-Tech business in North America decreased to $8.0 million, or 5.5%, of total North America revenue in 2009, from $13.1 million, or 7.9%, in 2008.

For the year ended December 31, 2008 the North America segment revenue increased 9.1% to $166.2 million, compared to revenue of $152.4 million in the year ended December 31, 2007. The majority of the revenue in North America was Subsea Field Projects, which generated $153.0 million, or 92.1%, of total North America revenue in 2008, compared to $128.4 million, or 84.3%, in 2007. This increase was mainly due to additional work done on BP’s Thunderhorse/Atlantis project, together with the offshore phase of Chevron’s Tahiti project being undertaken in 2008. There was no revenue generated by the Life-of-Field business in 2008, compared to $10.1 million, or 6.7% of total North America revenue in 2007. The work that was undertaken in 2007 related to survey services, which were not undertaken in 2008. The revenue generated by the i-Tech business in North America decreased to $13.1 million, or 7.9%, of total North America revenue in 2008, from $13.9 million, or 9.1%, in 2007.

Profit before tax

The North America segment profit before tax decreased 47.0% to $10.6 million in the six months ended June 30, 2010, compared to profit before tax of $20.0 million in the six months ended June 30, 2010. The profit before tax for 2009 benefited from revenue generated by vessels that were working in different geographical regions and there was no corresponding income in 2010.

During the year ended December 31, 2009 the North America segment profit before tax increased 11.4% to $47.1 million, compared to profit before tax of $42.1 million in the year ended December 31, 2008. Major contributors to profit during the 2009 were Petrobras’ Cascade and BP’s Thunderhorse/Atlantis projects.

For the year ended December 31, 2008 the North America segment profit before tax increased 42.2% to $42.1 million in the year ended December 31, 2008, compared to profit before tax of $29.6 million in the year ended December 31, 2007. The increase in profit in 2008 reflects the timing of recognition of profits on major contracts such as BP’s Thunderhorse/Atlantis project and Chevron’s Tahiti project.

The following table sets forth the most significant recent or ongoing projects in the North America region:

Project Name	Description

Subsea Field Projects:

Petrobras America Cascade & Chinook Fields	Project in the Gulf of Mexico, commenced in 2008 and expected to be completed during 2010.

Marathon Oil Droshky Development	Project in the Gulf of Mexico, commenced in 2008, with offshore installation substantially completed in 2010.

BP Macondo Field Support	The Skandi Neptune vessel supporting operations in the Macondo field following the Macondo rig incident.

BP Thunderhorse/Atlantis Chevron Tahiti	Project in the Gulf of Mexico. Project for Chevron in the Gulf of Mexico, commenced in 2007 and substantially completed during 2008.

11.4.5 Asia Pacific

For the six months ended June 30	2010	%		2009	%
	($ millions)			($ millions)
Revenue	137.2	14.1	(a)	24.5	1.9	(a)
Profit before tax	45.9	39.0	(b)	(6.1)	n/a	(b)

For the fiscal year	2009	%		2008	%		2007	%
	($ millions)			($ millions)			($ millions)
Revenue	122.3	5.1	(a)	73.4	3.1	(a)	167.4	7.7	(a)
Profit before tax	15.0	3.7	(b)	39.9	10.1	(b)	35.8	11.4	(b)

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment profit before tax as a percentage of total profit before tax from continuing operations.

Revenue

Between 2006 and early 2009 Subsea 7 participated in a joint venture arrangement in Asia Pacific with Technip. Under this arrangement, projects were undertaken through a mix of unincorporated and incorporated joint ventures. In early 2009, Subsea 7 and Technip announced their intention to dissolve their joint venture arrangement once all existing projects and tendered work had been completed. In addition to the joint venture activity in the region, there was also some activity that was contracted directly with Subsea 7.

The way in which projects are contracted has an effect on the way in which they are accounted for. Work that was contracted through incorporated joint ventures are accounted for using the ‘equity method’ which means that

Subsea 7 only reports the share of post-tax profits from the joint venture, with no associated revenue. Given the different number of projects that were equity accounted for during the periods, meaningful comparisons of revenue in the Asia Pacific region are difficult to produce. As a result, profit before tax tends to be a better indicator of the level of activity in this region.

The Asia Pacific segment revenue increased to $137.2 million in the six months ended June 30, 2010, compared to revenue of $24.5 million in the six months ended June 30, 2009. The main driver of the revenue in Asia Pacific was Subsea Field Projects, which generated $117.0 million, or 85.3% of the Asia Pacific revenue in the six months ended June 30, 2010, compared to $12.1 million, or 49.4% in the six months ended June 30, 2009. The major reason for this increase in revenue between these periods was the fact that during early 2010, the Santos Henry and Murphy Kikeh projects were completed in the region and this was included in revenue rather than equity accounted for. There was no Life-of-Field activity undertaken in Asia Pacific in either the six months ended June 30, 2010 or June 30, 2009. The revenue in Asia Pacific generated from i-Tech activities was $20.1 million, or 14.7% of total Asia Pacific revenue in the six months ended June 30, 2010, compared to $12.4 million, or 50.6% of total Asia Pacific revenue in the six months ended June 30, 2009.

During the year ended December 31, 2009 the Asia Pacific segment revenue increased 66.6% to $122.3 million, compared to revenue of $73.4 million in the year ended December 31, 2008. The majority of the revenue in Asia Pacific was from Subsea Field Projects, which generated $92.4 million or 75.6% of total Asia Pacific revenue in 2009, compared to $40.2 million, or 54.8% in 2008. As previously mentioned the main reason for the increase in revenue was work performed on Santos’ Henry and Murphy’s Kikeh projects during late 2009. The revenue generated by the i-Tech business decreased to $29.9 million or 24.4% of total Asia Pacific revenue in 2009, from $33.2 million, or 45.2% in 2008.

For the year ended December 31, 2008 the Asia Pacific segment revenue decreased 56.2% to $73.4 million, compared to revenue of $167.4 million in the year ended December 31, 2007. The main contributor of the revenue in Asia Pacific was Subsea Field Projects, which generated $40.2 million or 54.8% of total Asia Pacific revenue in 2008, compared to $137.7 million, or 82.3% in 2007. The main reason for this difference was fact that an increased number of projects in 2008 were accounted for using the equity method, and therefore profits for these projects were reported, but the related revenue was not separately reported. There was no revenue generated by the Life-of-Field business in either the years ended December 31, 2008 or 2007. The revenue generated by the i-Tech business increased to $33.2 million or 45.2% of total Asia Pacific revenue in 2008, from $29.7 million, or 17.7% in 2007.

Profit before tax

The Asia Pacific segment profit before tax was $45.9 million in the six months ended June 30, 2010, compared to a loss before tax of $6.1 million in the six months ended June 30, 2009. The 2009 losses predominantly reflected lower activity levels and a 78 day dry-docking relating to Rockwater 2, compared to no dry-docking in 2010.

During the year ended December 31, 2009 the Asia Pacific segment profit before tax decreased 62.4% to $15.0 million, compared to profit before tax of $39.9 million in the year ended December 31, 2008. The decrease in profit before tax between 2008 and 2009 predominantly related to a lower volume of activity for Woodside in Australia during 2009.

For the year ended December 31, 2008 the Asia Pacific segment profit before tax increased 11.5% to $39.9 million in the year ended December 31, 2008, compared to profit before tax of $35.8 million in the year ended December 31, 2007. The increase in profit before tax between 2007 and 2008 mainly related to a higher volume of activity for Woodside in Australia during 2008.

The following table sets forth the most significant recent or ongoing projects in the Asia Pacific region:

Project Name	Description
Subsea Field Projects:

Murphy Sabah Oil Kikeh	Project offshore east Malaysia, commenced during 2009 and expected to be completed during 2010.

Santos Limited Casino-Henry	Project offshore Victoria, Australia, commenced during 2009 and expected to be completed during 2010.

Various work scopes for Woodside	Work for Woodside offshore Australia, undertaken beginning in 2006 and completed in 2009.

KNOC Donghae project	Project offshore Korea, commenced in 2007 and completed during 2008.

11.4.6 Global

For the six months ended June 30	2010	%		2009	%
	($ millions)			($ millions)
Revenue	—	—	(a)	—	—	(a)
Loss before tax	(66.0)	n/a	(b)	(8.4)	n/a	(b)

For the fiscal year	2009	%		2008	%		2007	%
	($ millions)			($ millions)			($ millions)
Revenue	—	—	(a)	0.1	0.01	(a)	4.9	1.6	(a)
Loss before tax	(20.7)	n/a	(b)	(64.8)	n/a	(b)	(27.9)	n/a	(b)

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment profit before tax as a percentage of total profit before tax from continuing operations.

The Global segment loss before tax was $66.0 million in the six months ended June 30, 2010, compared to a loss before tax of $8.4 million in the six months ended June 30, 2009. The most significant contributor to this significant change was an expense of $18.9 million during the 6 months ended June 30, 2010 relating to the changes in fair value of derivative financial instruments compared to an income of $35.1 million during the equivalent period in 2009.

During the year ended December 31, 2009 the Global segment loss before tax was $20.7 million, compared to a loss before tax of $64.8 million in the year ended December 31, 2008. Changes in fair value of derivative financial instruments contributed income of $47.7 million during 2009 compared to an expense of $34.1 million during 2008. This was partially offset by an increase in finance expense from $33.0 million in 2008 to $60.0 million in 2009. This reflected accelerated accretion during 2009 relating to Subsea 7’s 2007 convertible notes after re-assessment of their accretion period.

For the year ended December 31, 2008 the Global segment loss before tax increased to $64.8 million, compared to a loss before tax of $27.9 million in the year ended December 31, 2007. The increase was primarily due to a loss of $22.2 million being recorded in 2008 on the marking-to-market of available-for-sale assets acquired by Subsea 7 during 2008.

11.5 Off-balance sheet arrangements

Historically, Subsea 7 has not used special-purpose vehicles or similar financing arrangements. In addition, there are no off-balance sheet arrangements with any of Subsea 7’s affiliates or with any unconsolidated entities.

11.5.1 Leases and bank guarantees

Subsea 7 engages in operating leases in the normal course of business in respect of vessel charter hire obligations, office facilities and equipment.

Subsea 7 also arranges for bank guarantees, which collectively refer to performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of performance obligations to clients in connection with work on specific projects.

The purpose of the bank guarantees is generally to enable clients to recover cash advances paid to Subsea 7 under the project contracts or to obtain cash compensation should Subsea 7 be unable to fulfil performance obligations under contracts. Bank guarantees issued in first half of 2010 for support of projects was $13.4 million (first half of fiscal 2009: $32.4 million; 2009: $58.1 million; 2008: $87.7 million).

For further details of Subsea 7’s guarantee facilities, see the ‘XII. Capitalisation and Indebtedness’ section of this prospectus.

11.5.2 Legal matters

In May 2009 Subsea 7’s Brazilian business was subject to a Federal Revenue Tax Inspection which determined that umbilicals carried on board the vessel Seven Oceans should have been declared as cargo as opposed to vessel. Subsea 7 subsequently challenged this assessment and a first review decision was issued on 21 December 2009 declaring the Federal Revenue Inspection tax assessment was invalid. The Federal Revenue Inspection has lodged an appeal which is pending. The original assessment claim was for BRL129.0 million ($72.5 million). As at June 30, 2010, the amount of the claim including accrued interest was BRL140.7 million ($79.1 million). No provision has been made for any payment as Subsea 7 does not believe that this liability is probable.

In June 2010, Subsea 7 (Vessel Company) Limited received a claim letter on behalf of Hydrodive International Limited relating to the sale of the vessel Kommander Subsea 2000 in 2007. The letter claimed misrepresentation with regard to the condition of the vessel upon sale. The amount of the claim currently stands at $18.6 million. Subsea 7 is currently reviewing the claim with its advisors. No provision has been made for payment in respect of the claim

From time-to-time, Subsea 7 becomes involved in contract disputes due to the nature of its activities as contracting business, involved in several long-term projects at any given time. Subsea 7 takes provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability it anticipated.

Furthermore, Subsea 7 is involved in legal proceedings from time to time incidental to the ordinary conduct of its business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require Subsea 7 to make additional expenditures in excess of reserves that Subsea 7 may establish. In the ordinary course of business, various claims, suits and complaints have been filed against us in addition to those specifically referred to above. Although the final resolution of any such other matters could have a material effect on operating results for a particular reporting period, Subsea 7 believes that they should not materially affect its consolidated financial position.

11.5.3 Changes in share capital

The total authorised number of ordinary shares is 300,000,000 shares with a par value of $0.01 per share. All issued shares are fully paid. Subsea 7 Inc. had 147,239,880 shares issued and outstanding at June 30, 2010.

In January 2008, Subsea 7 Inc. repurchased 890,000 of its own shares at an average price of NOK 98.04 per share (equivalent to $17.66 per share). These shares have been cancelled and form part of the authorised but un-issued share capital.

11.5.4 Capital commitments

As at June 30, 2010, there were contracts placed for future capital expenditure of $135.9 million. These were not provided for in the financial statements.

11.5.5 Contractual obligations

As of June 30, 2010, Subsea 7’s contractual cash obligations by future period were as follows:

	Payments Due
	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
	($ millions)
Long-term debt obligations (a)	249.0	3.6	275.0	—	527.6
Future interest payments (b)	11.8	19.3	14.4	—	45.5
Operating lease obligations (c)	118.0	136.3	50.9	4.1	309.3

Total	378.8	159.2	340.3	4.1	882.4

(a)	This includes Subsea 7’s convertible loan notes. Convertible loan notes are assumed to be repaid in full at maturity.
(b)	Subsea 7’s debt structure currently contains fixed interest rate debt, and therefore it has calculated the amount of the future interest payments based on the 2.8% interest rate on the $249 million outstanding aggregate principal amount of the $300 million convertible loan notes and the 3.5% interest rate on the $275 million outstanding aggregate principal amount of the $275 million convertible loan note. For further details see Note 25 ‘Borrowings’ to the 2009 consolidated financial statements.
(c)	Subsea 7 has entered into a number of vessel charters and also has various plant and equipment including ROVs and motor vehicles under non-cancellable operating lease agreements. Subsea 7 also leases offices, warehouses and other work sites. The leases have various terms, escalation clauses and renewal rights.

11.5.6 Contingent obligations

Subsea 7 is party to indemnities, legal actions and claims that arise in the ordinary course of business. While the outcome of such legal proceedings cannot be readily foreseen, management believes that they will be resolved without material effect on Subsea 7’s results, financial position or liquidity.

11.6 Liquidity and Capital Resources

11.6.1 Cash management

Subsea 7’s sources of liquidity are cash generated from operations, revolving credit facilities provided by major financial institutions and long-term convertible notes that have been issued. Cash generated from operations continues to be the primary source of funds to finance operating needs, capital expenditures and debt service. Subsea 7 had cash and cash equivalents of $455.6 million as at June 30, 2010, compared to $84.8 million at June 30, 2009.

11.6.2 Summary cash flows

	For the six months ended		For the fiscal year ended
	June 30, 2010	June 30, 2009	December 31, 2009	December 31, 2008	December 31, 2007
	($ millions)
Cash and cash equivalents at the beginning of the year	487.3	114.1	114.1	167.7	86.6
Net cash generated from operating activities	15.4	93.2	541.6	471.1	288.0
Net cash generated from/(used in) investing activities	113.1	(108.0)	(228.6)	(602.6)	(381.0)
Net cash (used in)/generated from financing activities	(144.5)	(11.0)	47.8	124.9	177.1
Effect of exchange rate changes on cash and cash equivalents	(15.6)	(3.4)	12.3	(47.0)	(3.1)

Cash and cash equivalents at the end of the year	455.6	84.8	487.3	114.1	167.7

11.6.3 Cash flows from operating activities

Net cash from operating activities generated during the six months ended June 30, 2010 was $15.4 million, compared to $93.2 million for the six months ended June 30, 2009. The decrease in operating cash flow performance in the six months ended June 30, 2010 principally reflects the decrease of cash generated from operations of $89.6 million for the six months ended June 30, 2010 compared to $154.6 million for the six months ended June 30, 2009. The decrease in cash generated from operations mainly reflects the lower year-on-year activity levels and the decrease in net profit.

For the year ended December 31, 2009 net cash from operating activities generated was $541.6 million, compared to $471.1 million for the year ended December 31, 2008. The increase in operating cash flows principally reflects an increase of cash generated from operations of $640.0 million for the year ended December 31, 2009, compared to $590.4 million for the year ended December 31, 2008. The increase in cash generated from operations benefited from a decrease in working capital balances year-on-year. Taxation paid during the year reduced to $91.0 million for the year ended December 31, 2009, compared to $115.0 million during 2008.

During the year ended December 31, 2008 net cash from operating activities generated was $471.1 million, compared to $288.0 million for the year ended December 31, 2007. The significant increase in operating cash flows was due to an increase of cash generated from operations of $590.4 million for the year ended December 31, 2008, compared to $323.8 million for the year ended December 31, 2007. The main reasons for the increase in cash generated from operations were an increase in net profit, and improved cash flows from movements in working capital balances year-on-year. Taxation paid during the year ended December 31, 2008 increased to $115.0 million, compared to $35.6 million during 2007, this reflected taxes paid in relation to the year-on-year increase in profit before tax.

11.6.4 Cash flows from investing activities

Net cash from investing activities in the six months ended June 30, 2010 was $113.1 million compared to net cash used of $108.0 million for the six months ended June 30, 2009. In the six months ended June 30, 2010, this primarily comprised net cash outflows related to the purchase of property, plant and equipment of $59.4 million to further develop the Subsea 7’s asset base compared to purchases of property, plant and equipment of $115.8 in the six months ended June 30, 2009. One of the major differences between these two periods was that during 2008 there were payments related to the Seven Seas vessel, which joined the fleet in the second quarter of 2008. This decrease in net cash outflows between 2009 and 2010 was also attributable to the fact that in the six months ended June 30, 2010, Subsea 7 sold available-for-sale financial assets of $173.0 million, being shares, ADSs and convertible notes in Acergy S.A.

For the year ended December 31, 2009 net cash used by investing activities was $228.6 million compared to net cash used of $602.6 million for the year ended December 31, 2008. In the year ended December 31, 2009, this primarily comprised net cash outflows related to the purchase of property, plant and equipment of $246.3 million, compared to purchases of property, plant and equipment of $449.3 in the year ended December 31, 2008. During 2009 significant payments were made relating to the construction of the Seven Pacific and Seven Atlantic vessels. During 2008 Subsea 7 acquired available-for-sale assets for $179.4 million, these represented shares, ADSs and convertible notes in Acergy S.A.

During the year ended December 31, 2008 net cash used by investing activities was $602.6 million compared to net cash used of $381.0 million for the year ended December 31, 2007. In the year ended December 31, 2007, this primarily comprised net cash outflows related to the purchase of property, plant and equipment of $449.3 million, compared to purchases of property, plant and equipment of $383.7 in the year ended December 31, 2007. During 2008 significant payments were made relating to the construction of the Seven Seas and Seven Atlantic vessels. For the year ended December 31, 2007 payments were made towards the construction of the Seven Oceans, Seven Seas and Seven Atlantic vessels. As discussed previously, during 2008 Subsea 7 acquired available-for-sale assets for $179.4 million.

11.6.5 Cash flows from financing activities

In the six months ended June 30, 2010 net cash used in financing activities was $144.5 million, compared to net cash used of $11.0 million in the six months ended June 30, 2009. This increase in cash used in financing activities was attributable to the redemption of convertible loan notes of $134.9 million with no equivalent item in 2009.

For the year ended December 31, 2009 net cash from financing activities was $47.8 million, compared to net cash from financing activities of $124.9 million in the year ended December 31, 2008. The main items in the year ended December 31, 2009 were net proceeds from the issue of convertible notes of $272.9 million, the repurchase of convertible notes of $75.5 million and repayment of loans of $150.0 million. During 2008, net cash from financing activities comprised the drawdown of $150.0 million of loans, and the repurchase of Subsea 7 Inc.’s shares of $15.7 million.

During the year ended December 31, 2008 net cash from financing activities was $124.9 million, compared to net cash from financing activities of $177.1 million in the year ended December 31, 2007. As previously discussed net cash from financing activities comprised the drawdown of $150.0 million of loans, and the repurchase of Subsea 7 Inc.’s shares of $15.7 million. During 2007, net cash from financing activities was mainly related to the proceeds from the issue of convertible notes of $175.0 million.

11.6.6 Description of indebtedness

For details of Subsea 7’s indebtedness, see section ‘XII. Capitalisation and Indebtedness’ of this prospectus.

11.6.7 Trading Outlook

Subsea 7’s strong performance for the six months ended June 30, 2010 was supported by good project execution in all regions, including the successful completion of several significant projects such as Santos’ Henry and Murphy’s Kikeh projects in Asia Pacific and Petrobras’ Sul Capixaba project in Brazil. The award of several new projects during the first half of 2010, including the award of the largest single contract to Subsea 7’s i-Tech business by Petrobras in Brazil with an estimated contract value of $250 million with potential for up to $405 million, is encouraging.

Since June 30, 2010, Subsea 7 has been awarded a contract from Petrobras to provide ROV and under water positioning survey services, offshore Brazil, valued in the region of $50 million. Subsea 7 was also awarded a contract to engineer, fabricate and install a pipeline bundle in the North Sea. The contract is valued in excess of $100 million. Tendering activity remains high in all regions and the outlook for the medium to long-term remains positive.

11.7 Significant changes to the Consolidated Financial Information

There have been no significant changes to the financial position of Subsea 7 since June 30, 2010.

XII. CAPITALISATION AND INDEBTEDNESS

The following tables set out the capitalisation and indebtedness of Acergy, as at May 31, 2010 and Subsea 7, as at June 30, 2010, on a standalone basis and of the Combined Group on a pro forma basis as if the Combination had become effective as at May 31, 2010. The information in the following tables has been extracted without material adjustment from the unaudited interim consolidated financial statements of Acergy and Subsea 7 as at May 31, 2010 (‘Unaudited Acergy interim balance sheet extract 2010’) and June 30, 2010 (‘Unaudited Subsea 7 interim balance sheet extract 2010’) respectively. The unaudited pro forma consolidated financial information (‘Unaudited Pro forma interim balance sheet extract 2010’) has been extracted from unaudited pro forma condensed consolidated balance sheet as at May 31, 2010. Further information regarding the pro forma adjustments can be found in ‘XIV. Unaudited Pro Forma Condensed Consolidated Financial Information of SUBSEA 7 S.A. as of and for the six months ended May 31, 2010’.

12.1 Capitalisation

	Unaudited Acergy interim balance sheet extract 2010		Unaudited Subsea 7 interim balance sheet extract 2010	Pro forma adjustments	Unaudited Pro forma interim balance sheet extract 2010
	($ millions)		($ millions)	($ millions)	($ millions)
Current debt
Guaranteed	—		—	—	—
Secured	—		—	—	—
Unguaranteed/unsecured	—		238.7 (c)	—	238.7

Non current debt
Guaranteed	—		—	—	—
Secured	—		—	—	—
Unguaranteed/unsecured	425.2	(a), (b)	232.7 (c)	—	657.9
Total debt (c)	425.2		471.4	—	896.6

Shareholders’ equity
Issued share capital	389.9		1.5	312.1	703.5
Paid in surplus/ share premium	504.8		273.1	1,774.9	2,552.8
Own shares	(216.8)		—	(44.9)	(261.7)
Shares held by Employee Share Trust	—		(9.4)	9.4	—
Other reserves	(106.8)		(133.2)	133.2	(106.8)
Non controlling interests	30.7		(0.2)	—	30.5
Total equity (excluding retained earnings)	601.8		131.8	2,184.7	2,918.3

Total capitalisation	1,027.0		603.2	2,184.7	3,814.9

Notes
(a)	On July 23, 2009, Acergy entered into a sale agreement to dispose of 19% of its ownership interest in Sonamet Industrial, S.A. (‘Sonamet’), with completion of this sale expected to occur in 2010. As the disposal will result in Acergy reducing its ownership in Sonamet from 55% to 36% the assets and liabilities of Sonamet, including its net financial indebtedness, have been classified as ‘Assets held for sale’ and are therefore excluded from the tables of capitalisation and indebtedness (see below). As at May 31, 2010 the current debt and non-current debt attributable to Sonamet was $4.8 million and $15.6 million respectively.
(b)	Acergy debt relates solely to the $500 million 2.25% convertible loan notes due 2013 — see ‘12.3 Description of Acergy’s Indebtedness’ below for further details. As outlined in Acergy’s accounting policies in its 2009 Notes to the Consolidated Financial Statements, the convertible loan note, including its accrued transaction costs is accounted for using both a liability and an equity component. As at May 31, 2010, the liability component of the convertible loan note was $425.2 million and the equity component was $110.7 million.
(c)

Subsea 7 debt relates solely to the outstanding balances on the $300 million 2.80% convertible loan notes due 2011, $175 million zero coupon convertible loan notes due 2017 and $275 million 3.50% convertible loan notes due 2014 — see ‘12.4 Description of Subsea 7’s Indebtedness’ below for further details. As outlined in Subsea 7’s accounting policies in its 2009 Notes to the Consolidated Financial Statements, the convertible loan notes, including their respective accrued transaction costs are accounted for using both a liability and an equity component. As at June 30, 2010, the liability components of the $300 million 2.80% convertible loan notes due 2011, $175 million zero coupon convertible loan notes due 2017 and $275 million 3.50% convertible loan notes due 2014 were $238.7 million, $3.1 million and $229.6 million respectively. The equity components of the $300 million 2.80% convertible loan notes due 2011, $175 million zero coupon convertible loan notes due 2017 and $275 million 3.50% convertible loan notes due 2014 were $52.5 million, $0.9 million and $51.8 million respectively.

(d)	Acergy and Subsea 7 security and guarantees are described further in the ‘12.3 Description of Acergy’s Indebtedness’ and ‘12.4 Description of Subsea 7’s Indebtedness’ sections below.
(e)	Subsea 7’s facilities have security over certain assets (see ‘12.4 Description of Subsea 7’s Indebtedness’ below for details). There was nil cash drawing on any of these facilities as at June 30, 2010.

12.2 Indebtedness

	Unaudited Acergy interim balance sheet 2010		Unaudited Subsea 7 interim balance sheet 2010		Pro forma adjustments	Unaudited Pro forma interim balance sheet 2010
	($ millions)		($ millions)		($ millions)	($ millions)
Cash and cash equivalents	631.2	(c), (d)	455.6		—	1,086.8
Available-for-sale financial assets	—		16.2		(16.2)	—

Liquidity	631.2		471.8		(16.2)	1,086.8

Current bank debt	—		—		—	—
Current portion of non-current debt	—		—		—	—
Other current financial debt	—		238.7	(f)	—	238.7

Current financial debt	—		238.7		—	238.7

Net current financial indebtedness/(cash) (a)	(631.2)		(233.1)		16.2	(848.1)

Non-current bank loans	—		—		—	—
Other non-current financial debt	425.2	(e)	232.7	(f)	—	657.9

Non-current financial indebtedness	425.2		232.7		—	657.9

Net financial indebtedness / (cash) (b)	(206.0)		(0.4)		16.2	(190.2)

Notes
(a)	Total current financial debt less liquidity.
(b)	Total non-current financial indebtedness less excess of total liquidity over total current financial debt.
(c)	As noted in the Capitalisation table above, Acergy net financial indebtedness excludes Sonamet which has been classified as ‘Assets held for sale’. As at May 31, 2010 cash and cash equivalents, current financial debt and non-current financial debt attributable to Sonamet was $86.8 million, $4.8 million and $15.5 million respectively.
(d)	Acergy holds restricted cash balances which comprise funds held in a separate bank account which will be used to settle accrued taxation liabilities and deposits made by Acergy as security for certain third-party obligations. Such restricted cash balances are excluded from net financial indebtedness. As at May 31, 2010 restricted cash balance amounted to $34.8 million.
(e)	Acergy non-current financial indebtedness relates solely to the $500 million 2.25% convertible loan notes due 2013 — see ‘12.3 Description of Acergy’s Indebtedness’ below for further details. As outlined in Acergy’s accounting policies in its 2009 Notes to the Consolidated Financial Statements, the convertible loan note, including its accrued transaction costs is accounted for using both a liability and an equity component. As at May 31, 2010, the liability component of the convertible loan note was $425.2 million and the equity component was $110.7 million.
(f)	Subsea 7 current and non-current financial indebtedness solely to the outstanding balances on the $300 million 2.80% convertible loan notes due 2011, $175 million zero coupon convertible loan notes due 2017 and $275 million 3.50% convertible loan notes due 2014 — see ‘12.4 Description of Subsea 7’s Indebtedness’ below for further details. As outlined in Subsea 7’s accounting policies in its 2009 Notes to the Consolidated Financial Statements, the convertible loan notes, including their respective accrued transaction costs are accounted for using both a liability and an equity component. As at June 30, 2010, the liability components of the $300 million 2.80% convertible loan notes due 2011, $175 million zero coupon convertible loan notes due 2017 and $275 million 3.50% convertible loan notes due 2014 were $238.7 million, $3.1 million and $229.6 million respectively. The equity components of the $300 million 2.80% convertible loan notes due 2011, $175 million zero coupon convertible loan notes due 2017 and $275 million 3.50% convertible loan notes due 2014 were $52.5 million, $0.9 million and $51.8 million respectively.

12.2.1 Acergy — material changes to capitalisation and indebtedness

Since the end of the first six months of the fiscal year 2010, the following material events, outside of the ordinary course of business, have impacted on Acergy’s capitalisation and indebtedness:

•

During the third quarter of fiscal year 2010, Acergy acquired Antares (a new shallow water barge for the conventional market for pipelay and hook-up projects in West Africa) and Polar Queen (a flexible pipelay and subsea construction ship which joined the fleet in 2006 on long-term charter);

•	During the fourth quarter of fiscal year 2010, Acergy acquired Pertinacia (a flexible pipelay ship and key enabling asset, which joined the fleet in 2007 on long-term charter).

The net effect of these purchases on Acergy’s capitalisation and indebtedness would be to reduce Acergy’s cash and cash equivalents by approximately $160 million in aggregate.

12.2.2 Subsea 7 — material changes to capitalisation and indebtedness

Since the end of the first six months of the fiscal year 2010, the following material events, outside of the ordinary course of business, have impacted on Subsea 7’s capitalisation and indebtedness:

•	On August 24, 2010 Subsea 7 Inc. purchased $10 million (par value) of the $300 million 2.80% convertible loan notes due 2011 for $9.96 million;

•	On August 26, 2010 Subsea 7 Inc. purchased a further $10 million (par value) of the $300 million 2.80% convertible loan notes due 2011 for $9.96 million.

The net effect of these purchases on Subsea 7’s capitalisation and indebtedness would be to reduce Subsea 7’s cash and cash equivalents by $20.0 million (including $0.1 million accrued interest) and to decrease Subsea 7’s other current financial debt by $19.3 million, with $0.6 million recognised as a finance cost.

12.3 Description of Acergy’s indebtedness

12.3.1 Cash and cash equivalents

As at May 31, 2010 Acergy held $631.2 million in cash and cash equivalents (excluding $86.8 million in cash and cash equivalents relating to Sonamet which is classified as an asset held for sale).

12.3.2 Convertible loan notes

$500 million 2.25% convertible loan notes due 2013

On October 11, 2006 Acergy S.A. issued $500.0 million in aggregate principal amount of its 2.25% convertible loan notes due 2013. The issuance was completed on October 11, 2006 with the receipt of net proceeds after deduction of issuance related costs of $490.8 million. The issuance costs of $9.2 million have been split between the liability and equity components. The convertible loan notes have an annual interest of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013 at 100% of their principal amount. The convertible loan notes are admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

The noteholders were granted an option which allows them to convert the convertible loan notes into shares with an initial conversion price of $24.05 per share equivalent to 20,790,021 shares, or at the date of issue approximately 10.7% of Acergy S.A.’s issued share capital (excluding treasury shares held as at October 11, 2006). All $500.0 million of notes remain outstanding as at May 31, 2010 with a conversion price at that date of $22.71, equivalent to 22,016,733 Shares, or approximately 12.0% of Acergy S.A.’s issued share capital (excluding treasury shares) at that date. Following the payment of the $0.23 per share Acergy S.A. dividend on June 18, 2010, for holders of Shares and June 23, 2010 for holders of Acergy ADSs, the conversion price was revised to $22.37 per share as per the terms and conditions of the convertible loan note. At this revised conversion price, the $500.0 million of notes outstanding are equivalent to 22,351,363 Shares, or approximately 12.1% of Acergy S.A.’s issued share capital (excluding treasury shares) as of May 31, 2010. The conversion price will continue to be adjusted in line with its terms and conditions including in case of payment of dividends.

If and when the Combination becomes effective, there will be no change to the terms of these notes.

12.3.3 Credit and guarantee facilities

The $400 million amended and restated revolving credit and guarantee facility (the ‘$400 million facility’)

As at May 31, 2010, the $400 million facility, dated August 10, 2006 comprised $300 million available for the issuance of guarantees and $75 million available for cash drawings. To the extent that no loans are drawn under the amount available for cash drawings, this part of the facility was able to be utilised for guarantee issuance. The final date of maturity of the facility was August 10, 2011 and the maturity date of guarantees were required to be prior to February 10, 2013. This facility was guaranteed by an Acergy S.A. guarantee only.

As at May 31, 2010 under this $400 million facility, Acergy had utilised $142 million of the $300 million available for guarantee issuance and had not utilised any of the $75 million available for cash drawings. No drawdowns of cash under this facility were made in the fiscal year 2009 or first half fiscal year 2010.

On August 10, 2010 Acergy S.A. executed a $1.0 billion multi-currency revolving credit and guarantee facility with a number of banks. As part of the terms of this agreement, the $400 million facility was cancelled and any amounts utilised on the execution date were transferred to the $1.0 billion facility, as described below.

The $200 million multi-currency revolving guarantee facility (the ‘$200 million facility’)

On February 26, 2008, Acergy executed a $200 million multi-currency revolving guarantee facility with a number of banks from the existing consortium that provided the $400 million facility. The $200 million facility was secured by a guarantee from Acergy S.A. and was used for the issuance of performance guarantees in the ordinary course of Acergy’s business. The facility had a maturity date of February 26, 2013, however, performance guarantees could have been issued with a maturity no later than August 26, 2014.

As at May 31, 2010, Acergy had utilised $174 million of the $200 million facility for guarantee issuance.

On August 10, 2010 Acergy S.A executed a $1.0 billion multi-currency revolving credit and guarantee facility with a number of banks. As part of the terms of this agreement, the $200 million facility was cancelled and any amounts utilised on the execution date were transferred to the $1.0 billion facility, as described below.

The $1.0 billion multi-currency revolving credit and guarantee facility (the ‘$1.0 billion facility’)

On August 10, 2010 Acergy S.A. executed a $1.0 billion million multi-currency revolving credit and guarantee facility with a number of banks. The facility can be used in full for the issuance of guarantees, or for a combination of guarantees and cash drawings subject to a $500 million sub-limit for cash drawings. The $1.0 billion facility is guaranteed by Acergy S.A., Class 3 Shipping Limited, Acergy Shipping Limited and Acergy Treasury Limited. Final maturity will be August 10, 2015, however, in accordance with the terms of the agreement, performance guarantees can be issued with up to 78 months duration up to one month prior to the final maturity date of the facility, subject to Acergy providing cash cover for any guarantees outstanding following the final maturity date.

The $1.0 billion facility contains financial covenants in respect of leverage, interest coverage and gearing ratios. The requirements of the financial covenants must be met on a consolidated basis at quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. In addition to the financial covenants listed above, the facility contains affirmative covenants, negative pledges and events of defaults which are customary for facilities of this nature and consistent with past practice. Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, class 1 acquisitions, loans outside the Acergy Group and change of business.

The $1.0 billion facility also contains events of default provisions which include payment defaults (subject to a three day grace period), breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, cross-defaults to other indebtedness in excess of $10 million, failure to maintain exchange listing, material adverse change, auditor’s qualification, repudiation and material litigation.

Interest on the $1.0 billion facility is payable at LIBOR plus a margin which is linked to Acergy’s leverage, measured as the ratio of net debt to EBITDA, and which may range from 1.75% to 2.75% per year. The fee applicable for guarantees is linked to the same ratio of net debt to EBITDA and may range from 1.75% to

2.75% per year in respect of financial guarantees and 0.875% to 1.375% in respect of performance guarantees. The margin and guarantee fee are reset quarterly in line with changes to Acergy’s leverage. As part of the terms of this agreement, Acergy’s $400 million facility and $200 million facility have been cancelled and any amounts utilised on the execution date were transferred to the $1.0 billion facility.

NOK 977.5 million Loan and Guarantee Facility (the ‘NOK 977.5 million facility’)

Acergy Havila Limited is a 50/50 joint venture between Acergy Bermuda Ltd. (wholly owned by Acergy S.A.) and Havila Shipping Pte Ltd. (wholly owned by Havila Shipping ASA).

On October 14, 2008 Acergy completed a loan and guarantee facility for post-delivery financing of up to NOK 977.5 million ($151.4 million) for the purchase of a dive support vessel to be owned by the joint venture. The facility was amended on June 9, 2010 to extend the delivery date to February 28, 2011 and the final termination date to be no later than February 28, 2021. Until delivery of the vessel takes place, which is scheduled to occur in 2011, the NOK 977.5 million facility remains undrawn.

The NOK 977.5 million facility contains the financial covenant that current assets of Acergy Havila Limited exceed current liabilities. This requirement must be met at quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. The facility also contains vessel covenants customary to a facility of this nature.

In addition to the above covenants, the facility also contains events of default provisions which include payment defaults (subject to a three day grace period), breach of the financial covenant, breach of other obligations, breach of representations, insolvency, illegality, repudiation, material adverse effect, cross-defaults to other indebtedness in excess of $2.5 million for Acergy Havila Limited and in excess of $5.0 million for Acergy S.A. and failure by Acergy S.A. to maintain exchange listing. The facility also contains negative pledges with respect to accounts receivable and cash. Security on the facility is provided by a first priority mortgage on the vessel. A charter guarantee has been provided by Acergy S.A. In the event of an event of default occurring this charter guarantee turns into a several guarantee to be shared 50/50 by Acergy S.A. and Havila Shipping ASA.

The facility’s commitment fee is set at a rate of 0.40%. Upon delivery of the vessel and following the amendment on June 9, 2010, which resulted in an increase in the margin, loan interest will be payable at NIBOR plus a margin of 1.65% per year.

12.3.4 Guarantee arrangements with joint ventures

SapuraAcergy Assets Pte Ltd (‘SAPL’), previously known as Nautical Vessels Pte Ltd., is a 50/50-owned joint venture between Nautical Essence Sdn. Bhd. (wholly owned by SapuraCrest Petroleum Berhad) and Acergy Bermuda Ltd. (wholly owned by Acergy S.A.).

In 2007 the respective parent companies of the joint venture partners issued a Charter Guarantee guaranteeing the charter payments from the charterer of the Sapura 3000 vessel to the ship owner, SAPL. The limit of the guarantee is, at any time the sum of the outstanding amounts under the $240 million Facility Agreement of SAPL less $100 million. Any call under the guarantee will not result in a lump sum payment being made, but the guarantors, severally, will have to service the debt by way of charter payments due from the charterer to the ship owner until the termination date of the loan, which is February 2, 2015.

SapuraAcergy Sdn. Bhd. (‘SASB’) is a 50/50-owned joint venture between Nautical Essence Sdn. Bhd. (wholly owned by SapuraCrest Petroleum Berhad) and Acergy Bermuda Ltd. (wholly owned by Acergy S.A.). SASB has entered into a $181.3 million multi-currency facility for the financing of the Shell Gumusut-Kakap Project. Both Acergy S.A. and SapuraCrest Petroleum Berhad have issued several guarantees, for 50% of the financing respectively. The facility consists of $41.3 million available for the issuance of bank guarantees, $60.0 million available for letters of credit, and two revolving credit facilities for $60.0 million and $20.0 million respectively. At May 31, 2010 the amount available for bank guarantees was fully utilised, $16.8 million of the amount available for letters of credit was utilised and the $20 million revolving credit facility was fully utilised.

12.3.5 Other credit facilities

During fiscal year 2009, a facility of $0.2 million was provided to Pelagic Nigeria Limited by Pegasus International Services Inc., the minority interest holder of Pelagic Nigeria Limited, an entity in which Acergy holds a majority interest.

Acergy also has bank overdraft facilities and short term lines of credit of $34 million of which $nil were drawn as at May 31, 2010.

12.3.6 Other guarantee arrangements

In addition to the amounts available under the $1.0 billion facility, Acergy has a $30.0 million bank guarantee facility with Credit Industriel et Commercial Bank of which $9 million was utilised as at May 31, 2010.

There is an unsecured local guarantee facility in Nigeria for the sole use of Globestar Engineering Company (Nigeria) Limited. The line is with First Bank of Nigeria plc for $10.0 million. The bonds under this facility were issued to guarantee the project performance of the subsidiary to third parties in the normal course of business. The amount issued under this facility as at May 31, 2010 was $1 million.

Acergy has past arrangements with a number of financial institutions to issue bank guarantees on its behalf. As at May 31, 2010, the aggregate amount of guarantees issued under these old facilities was $14 million. There is no availability for further issuances under these facilities.

12.3.7 Effect of the Combination on credit and guarantee facilities

If and when the Combination becomes effective, there will be no change to the terms of any of Acergy’s credit and guarantee facilities.

12.4 Description of Subsea 7’s indebtedness

12.4.1 Cash and cash equivalents

As at June 30, 2010 Subsea 7 held $471.8 million in cash and cash equivalents (including 1,094,004 shares in Acergy S.A. with fair market value of $16.2 million).

12.4.2 Convertible loan notes

$300 million 2.80% convertible loan notes due 2011

On June 6, 2006 Subsea 7 Inc. issued $300.0 million in aggregate principal amount of 2.80% convertible loan notes due 2011. The issuance was completed on June 6, 2006 with the receipt of net proceeds after deduction of issuance related costs of $294.8 million. The convertible loan notes have an annual interest of 2.80% payable semi-annually in arrears on June 6 and December 6 of each year up to and including fiscal year 2011. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on June 6, 2011 at 100% of their principal amount. The convertible loan notes are listed on Oslo Børs. During fiscal years 2009 and the six months ended June 30, 2010, Subsea 7 repurchased $51.0 million (par value) of the convertible loan notes for an average of 91.2% of their par value. As at August 31, 2010, Subsea 7 had repurchased a further $20.0 million (par value) of the convertible loan notes for an average of 99.6% of their par value. The repurchased convertible loan notes remain outstanding and have not been cancelled.

The noteholders were granted an option which allows them to convert their convertible loan notes into shares with an initial conversion price of $26.3268 per share equivalent to 11,395,232 shares, or approximately 7.7% of Subsea 7 Inc.’s issued share capital at the date of issue. The current conversion price remains unchanged from the initial conversion price. Excluding loan notes cancelled, redeemed or held in treasury, $249.0 million of these loan notes remain outstanding as of June 30, 2010, equivalent to 9,458,043 shares, or approximately 6.4% of Subsea 7 Inc.’s issued share capital as of June 30, 2010. The conversion price may be adjusted in accordance with its terms and conditions.

Pursuant to the terms of the convertible loan note, the Combination will constitute a ‘change of control’ which gives each noteholder the right to require Subsea 7 Inc. to redeem their notes at their principal amount together with interest accrued. In addition, any conversion within 60 days following Completion shall be at a conversion price determined in accordance with the conditions of the notes, which is expected to be slightly lower than the initial conversion price.

$175 million zero coupon convertible loan notes due 2017

On June 29, 2007 Subsea 7 Inc. issued $175.0 million in aggregate principal amount of zero coupon convertible loan notes due 2017. The issuance was completed on June 29, 2007 with the receipt of net proceeds after deduction of issuance related costs of $172.6 million. The convertible loan notes do not bear interest, but have a yield to maturity of 0.95%. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on June 29, 2017 at 109.9% of their principal amount. The convertible loan notes are listed on Oslo Børs. During fiscal year 2009, Subsea 7 repurchased $40.5 million (par value) of the convertible loan notes for an average of 99.8% of their par value. Subsea 7 Inc. cancelled these loan notes on July 2, 2010. Further, on June 29, 2010, at the expiry of the applicable notice period, noteholders representing $131.1 million par value of the outstanding loan notes had filed their put exercise notice for their loan notes to be redeemed at their accreted principal amount.

The noteholders were granted an option which allows them to convert the convertible notes into shares with an initial conversion price of $28.1772 per share equivalent to 6,210,695 shares, or approximately 4.2% of Subsea 7 Inc.’s issued share capital at the date of issue. The current conversion price remains unchanged from the initial conversion price. Excluding notes cancelled, redeemed or held in treasury, $3.4 million of these notes remain outstanding as of June 30, 2010, equivalent to 120,665 shares, or approximately 0.1% of Subsea 7 Inc.’s issued share capital as of June 30, 2010. The conversion price may be adjusted in accordance with its terms and conditions.

Due to the redemption of $131.1 million par value and the purchase (and corresponding cancellation) of $40.5 million par value of the convertible notes, Subsea 7 Inc. has the right to call the remaining notes at any time and has undertaken in the Combination Agreement to redeem any notes outstanding on or prior to Completion.

$275 million 3.50% convertible loan notes due 2014

On October 13, 2009 Subsea 7 Inc. issued $275.0 million in aggregate principal amount of 3.50% convertible loan notes due 2014. The issuance was completed on October 13, 2009 with the receipt of net proceeds after deduction of issuance related costs of $272.9 million. The issuance costs of $2.1 million have been split between the liability and equity components. The convertible loan notes have an annual interest of 3.50% payable semi-annually in arrears on October 13 and April 13 of each year up to and including fiscal year 2014. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 13, 2014 at 100% of their principal amount. The convertible loan notes are not listed.

The noteholders were granted an option which allows them to convert the convertible loan notes into shares with an initial conversion price of $17.98 per share equivalent to 15,294,772 shares, or approximately 10.4% of Subsea 7 Inc.’s issued share capital at the date of issue. The current conversion price remains unchanged from the initial conversion price. Excluding loan notes cancelled, redeemed or held in treasury, $275 million of these loan notes remain outstanding as of June 30, 2010, equivalent to 15,294,772 shares, or approximately 10.4% of Subsea 7 Inc.’s issued share capital as of June 30, 2010. The conversion price may be adjusted in accordance with its terms and conditions.

With respect to this convertible loan notes, if and when the Combination with Acergy becomes effective, subject to meeting the requirements set out in the terms and conditions of the notes, these notes will remain in place within the Combined Group. Arrangements will be put in place under which the indebtedness under these notes will be assumed by SUBSEA 7 S.A. solely or jointly with Subsea 7 Inc. and these notes will be convertible into SUBSEA 7 S.A. Shares, under equivalent conversion terms of Subsea 7 Inc. shares to Acergy S.A. shares pursuant to the ratio of 1.065 SUBSEA 7 S.A. shares for each entitlement to one Subsea 7 Inc. share.

12.4.3 Credit and Guarantee facilities

Subsea 7 had the following credit facilities as June 30, 2010. All such facilities were undrawn at such date.

$250 million amended and restated secured revolving credit and guarantee facilities agreement with DnB NOR Bank ASA

On January 30, 2009, Subsea 7 Inc. amended its banking facilities with DnB NOR Bank ASA to a $250 million credit and guarantee facility. This facility comprises an uncommitted guarantee facility of $100 million and an aggregate of $150 million available for cash drawings (divided in two sub-facilities of $100 million and

$50 million respectively). As at July 31, 2010 under the $250 million facility, Subsea 7 had utilised $69 million of the guarantee facility and $nil million of the revolving credit facility. This facility includes a first priority mortgage over three of Subsea 7’s vessels with a carrying value at December 31, 2009 of $70.0 million. The facility has no mandatory reduction mechanisms with any outstanding debt repayable on February 13, 2012.

Interest on the $100 million sub-facility in the DnB NOR facility is payable at LIBOR plus a margin which is linked to the ratio of financial debt to EBITDA and which may range from 0.4% to 0.8% per year. This rate is subject to a quarterly review. Interest on the $50 million sub-facility in the DnB NOR facility is payable at LIBOR plus 2.25% per year, increasing to 2.75% per year.

Payable guarantee commission on any outstanding bank guarantees under the facility is linked to the ratio of financial debt to EBITDA and which may range from 0.4% to 0.8% per year.

The $250 million facility also contains events of default provision which include payment defaults (subject to a three day grace period), breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, final judgments, cross-defaults to other indebtedness in excess of $5.0 million, failure to maintain exchange listing, material adverse effect, repudiation and material litigation.

$50 million multicurrency revolving credit facility with HSBC Bank plc

On April 2, 2009, Subsea 7 Inc. concluded a multicurrency revolving credit facility with HSBC Bank plc for $50 million. As at July 31, 2010 under the $50 million facility, Subsea 7 had utilised $nil million of the facility. The facility includes a first priority mortgage over one of Subsea 7’s office sites with a carrying value at December 31, 2009 of $49.1 million. The facility has no mandatory reduction mechanisms with any outstanding debt repayable on April 1, 2012.

Interest on the $50 million HSBC facility is payable at LIBOR plus a margin of 2.25% per year.

The $50 million facility also contains events of default provision which include payment defaults (subject to a three day grace period), breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency and insolvency proceedings, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, final judgments, cross-defaults to other indebtedness in excess of $5.0 million, material adverse effect, repudiation and material litigation.

$50 million multicurrency revolving facilities agreement with Bank of Scotland plc

On June 17, 2009, Subsea 7 Inc. concluded a revolving facilities agreement with Bank of Scotland plc for $50 million. As at July 31, 2010 under the $50 million facility, Subsea 7 had utilised $nil million of the facility. The facility includes a first priority mortgage over one of Subsea 7’s vessels with a carrying value at December 31, 2009 of $19.1 million. The facility has no mandatory reduction mechanisms with any outstanding debt repayable on June 17, 2012.

Interest on the $50 million Bank of Scotland facility is payable at LIBOR plus a margin of 2.50% per year.

The $50 million facility also contains events of default provision which include payment defaults (subject to a three day grace period), breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency and insolvency proceedings, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, final judgments, cross-defaults to other indebtedness in excess of $5.0 million, material adverse effect, audit qualification, expropriation, repudiation and material litigation.

In addition to the above, Subsea 7 has the following guarantee facilities:

•	a $150 million uncommitted bank guarantee facility with Bank of Scotland plc of which $85.6 million was utilised as at July 31, 2010;

•	a £75 million ($116.9 million) uncommitted bank guarantee facility with HSBC Bank plc of which £18.3 million ($28.5 million) was utilised as at July 31, 2010;

•	a $30 million uncommitted bank guarantee facility with Australia and New Zealand Banking Group Limited of which $14.7 million was utilised as at July 31, 2010;

12.4.4 Other guarantee arrangements

At July 31, 2010 Subsea 7 had the following which are guarantees issued but not through a facility:

•	Nordea Bank NOK 41 million ($6.64 million) issued by Subsea 7 Limited and Subsea 7 Norway with an indemnity from Subsea 7 Inc

•	Brazilian insurance market BRL 85 million ($47.97 million) issued by Subsea 7 Marine with an indemnity from Subsea 7 Inc.;

These guarantees are issued on a case by case basis.

12.4.5 Effect of Combination on Credit and Guarantee facilities

Under the terms of the credit facilities, if and when the Combination with Acergy becomes effective, it is likely that any outstanding balances on these facilities will need to be repaid immediately upon Completion, subject to waivers being received from the relevant lenders. As at June 30, 2010, there were no cash drawings under any of the credit facilities.

Under the terms of the guarantee facilities, if and when the Combination with Acergy becomes effective, the guarantees will need to have cash collateral provided or additional drawings will no longer be permissible on these facilities, subject to waivers being received from the relevant lenders. Any existing guarantees drawn at the date of Completion will be able to run to maturity.

As at the date of this prospectus, Subsea 7 Inc. had received waivers from all banking parties which had change of control clauses, authorising the continuation of all the aforementioned Subsea 7 credit and guarantee facilities post the date of Completion.

12.5 Working capital statement

The Issuer believes that its ability to obtain funding from the sources described above is sufficient to provide the cash flows necessary to satisfy present working capital and capital expenditure requirements, as well as meet debt repayments and other financial commitments for the next twelve months from the date of this prospectus.

XIII. RETURNS TO SHAREHOLDERS

13.1 General

SUBSEA 7 S.A.’s objective will be to give shareholders a competitive return on their invested capital over time. The return can be achieved through both an increase in the value of their shareholdings and through the payment of distributions or dividends.

The return to shareholders may be paid by any means permitted by Luxembourg law and the Proposed Articles of Incorporation, including through the distribution of annual dividends, interim dividends, distributable reserves and attribution of Shares, always subject to the conditions of the Proposed Articles of Incorporation and subject to applicable law.

Interim and final dividends on common shares can be paid out of retained and current earnings, as well as paid in surplus after satisfaction of the legal reserve detailed below. In the case of interim dividends, the satisfaction of all legal requirements must be certified by an independent auditor.

Luxembourg law authorises the payment of stock dividends if sufficient surplus exists to pay for the par value of the shares issued in connection with any stock dividend. Luxembourg law requires that 5.0% of unconsolidated net profit each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10.0% of SUBSEA 7 S.A.’s issued capital, after which no further allocations are required until further issuance of shares.

Information on corporate law rules concerning dividends can be found under ‘XVII. Description of Share Capital — 17.14. Distributions’.

13.2 Acergy S.A. historic dividends

Acergy S.A. paid a dividend of $0.23 per Share to shareholders on June 18, 2010 and to holders of ADS on June 23, 2010. A table of historical dividend per Share payments is shown below:

US$	2010	2009	2008	2007
Dividend per share (declared and paid)	0.23	0.22	0.21	0.20

13.3 Subsea 7 Inc. historic dividends

Subsea 7 Inc. has not paid any dividends to shareholders in the last four years.

XIV. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

OF SUBSEA 7 S.A. AS OF AND FOR THE SIX MONTHS ENDED MAY 31, 2010

Basis of Preparation

The unaudited pro forma condensed consolidated financial information has been prepared to reflect the combination of Acergy with Subsea 7 (hereinafter referred to as the ‘Combination’). The Combination will be accounted for as an acquisition of Subsea 7 by Acergy pursuant to IFRS 3 (revised), Business Combinations.

The unaudited pro forma condensed consolidated income statement for the six months ended May 31, 2010 has been prepared to reflect the Combination as if it had taken place on December 1, 2009. The unaudited pro forma condensed consolidated balance sheet as of May 31, 2010 has been prepared to reflect the Combination as if it had taken place on May 31, 2010.

The unaudited pro forma condensed consolidated income statement and balance sheet (‘Consolidated Financial Information’) has been prepared for illustrative purposes only. Because of its nature, it addresses a hypothetical situation and, therefore, does not represent SUBSEA 7 S.A.’s actual financial position or results. It does not purport to indicate the results of operations or the combined financial position that would have resulted had the Combination been completed at the beginning of the period presented, nor is it intended to be indicative of expected results or operations in the future period or the future financial position of SUBSEA 7 S.A. The pro forma adjustments are based upon available information and certain assumptions that Acergy and Subsea 7 believe to be reasonable.

The following unaudited financial statements were taken as a basis for preparing the unaudited pro forma consolidated financial information and are unadjusted in respect of the non-coterminous period ends:

•	the unaudited interim consolidated financial statements of Acergy for the six months ended May 31, 2010; and

•	the unaudited interim consolidated financial statements of Subsea 7 for the six months ended June 30, 2010.

The Consolidated Financial Information should be read in conjunction with the notes thereto as well as the historical financial statements incorporated by reference herein and which are available as indicated under ‘XXI. Documents on Display’ below.

The audited consolidated financial statements of Acergy for the year ended November 30, 2009 were prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS’). The audited consolidated financial statements of Subsea 7 for the year ended December 31, 2009 were prepared in accordance with IFRS.

In order to consistently apply the accounting policies of Acergy to the preparation of the unaudited pro forma condensed consolidated financial information of SUBSEA 7 S.A., certain reclassifications and adjustments have been made to the unaudited interim consolidated financial statements of Subsea 7. A reconciliation of these adjustments to the Consolidated Financial Information is set out below in sections 14.4 and 14.5.

Management does not consider that the exercising of the options relating to the Convertible loan notes is directly attributable to the transaction. Accordingly, the potential impact on the borrowings of the Combined Group, as described in section 12.4.2, has not been reflected in the Consolidated Financial Information.

The Consolidated Financial Information is presented in millions of US dollars ($m) and all values are rounded to one decimal place except where otherwise indicated.

The following tables set forth the Consolidated Financial Information of the Combined Group as of and for the six months ended May 31, 2010 prepared as described above.

14.1 Unaudited pro forma condensed consolidated balance sheet as at May 31, 2010

	Acergy interim balance sheet 2010	Subsea 7 interim balance sheet 2010	Total	Pro forma adjustments	Pro forma explanations	Pro forma consolidated interim balance sheet 2010
	$ millions
ASSETS
Non-current assets
Goodwill	—	98.5	98.5	697.4	(a)	795.9
Intangible assets	11.8	0.3	12.1	20.6	(a)	32.7
Property, plant and equipment	1,017.5	1,126.4	2,143.9	532.6	(a)	2,676.5
Interest in associates and joint ventures	181.8	6.2	188.0	—		188.0
Advances and receivables and other non-current assets	55.8	—	55.8	—		55.8
Deferred tax assets	16.9	14.2	31.1	—		31.1

Total non-current assets	1,283.8	1,245.6	2,529.4	1,250.6		3,780.0

Current assets
Inventories	21.9	33.8	55.7	—		55.7
Trade and other receivables	294.0	289.6	583.6	—		583.6
Other current assets	54.9	—	54.9	—		54.9
Assets held for sale	242.2	—	242.2	—		242.2
Assets available-for-sale	—	16.2	16.2	(16.2)	(b)	—
Other accrued income and prepaid expenses	226.8	326.9	553.7	—		553.7
Cash and cash equivalents	631.2	455.6	1,086.8	—		1,086.8

Total current assets	1,471.0	1,122.1	2,593.1	(16.2)		2,576.9

Total assets	2,754.8	2,367.7	5,122.5	1,234.4		6,356.9

EQUITY
Issued share capital	389.9	1.5	391.4	312.1	(g,h)	703.5
Paid in surplus	504.8	273.1	777.9	1,774.9	(g), (h)	2,552.8
Own shares	(216.8)	(9.4)	(226.2)	(35.5)	(b), (i)	(261.7)
Other reserves	(106.8)	(133.2)	(240.0)	133.2	(h)	(106.8)
Retained earnings	413.9	1086.2	1,500.1	(1,103.2)	(h)	369.9
Non-controlling interests	30.7	(0.2)	30.5	—		30.5

Total equity	1,015.7	1,218.0	2,233.7	1,081.5		3,315.2

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	425.2	232.7	657.9	—		657.9
Retirement benefit obligation	22.2	0.3	22.5	—		22.5
Deferred tax liabilities	49.9	96.6	146.5	135.9	(e)	282.4
Other non-current liabilities	38.7	11.2	49.9	—		49.9

Total non-current liabilities	536.0	340.8	876.8	135.9		1,012.7
Current liabilities
Trade and other payables	581.3	417.8	999.1	17.0	(d)	1,016.1
Current tax liabilities	108.3	13.1	121.4	—		121.4
Current portion of borrowings	—	238.7	238.7	—		238.7
Liabilities directly associated with assets classified as held for sale	159.7	—	159.7	—		159.7
Other current liabilities	126.5	19.0	145.5	—		145.5
Deferred revenue	227.3	120.3	347.6	—		347.6

Total current liabilities	1,203.1	808.9	2,012.0	17.0		2,029.0

Total liabilities	1,739.1	1,149.7	2,888.8	152.9		23,041.7

Total equity and liabilities	2,754.8	2,367.7	5,122.5	1,234.4		6,356.9

14.2 Unaudited pro forma condensed consolidated income statement for the six months ended May 31, 2010

	Acergy six month interim income statement 2010	Subsea 7 six month interim income statement 2010	Total	Pro forma adjustments	Pro forma explanations		Pro forma consolidated interim income statement 2010
	$ millions
Revenue from continuing operations	1,156.7	972.8	2,129.5	—			2,129.5
Operating and administrative expenses	(984.4)	(800.6)	(1,785.0)	(5.1)	(a), (d)		(1,790.1)
Net other operating income	0.2	—	0.2	—			0.2
Share of results of associates and joint ventures	22.0	(0.1)	21.9	—			21.9

Net operating income from continuing operations	194.5	172.1	366.6	(5.1)			361.5

Investment income	4.1	8.8	12.9	(4.9)	(c	)	8.0
Other gains and losses	(14.9)	(27.8)	(42.7)	(3.1)	(c	)	(45.8)
Finance costs	(12.9)	(34.0)	(46.9)	7.9	(c	)	(39.0)

Income before taxes from continuing operations	170.8	119.1	289.9	(5.2)			284.7
Taxation	(55.4)	(40.8)	(96.2)	3.2	(e	)	(93.0)

Income from continuing operations	115.4	78.3	193.7	(2.0)			191.7
Net income from discontinued operations	9.5	—	9.5	—			9.5

Net income	124.9	78.3	203.2	(2.0)			201.2

Net income attributable to:
Equity holders of parent	101.5	78.5	180.0	(2.0)	(a), (c), (d), (e)		178.0
Non controlling interest	23.4	(0.2)	23.2	—			23.2

Net income	124.9	78.3	203.2	(2.0)			201.2

Weighted average basic number of shares (million)	183.4				(f	)	339.0

Basic pro forma earnings per share (in $ per share)	0.55				(f	)	0.53

14.3 Notes to the Consolidated Financial Information

Pro forma adjustments

(a) Acquisition of Subsea 7

IFRS 3 requires that business combinations are accounted for using the purchase method which requires the identification of an acquirer. For accounting purposes, Acergy has been identified as the acquirer of Subsea 7 and accordingly the identifiable assets, liabilities and contingent liabilities of Subsea 7 that satisfy the recognition criteria are recognised at fair value at the hypothetical acquisition date. Any excess of the consideration payable in the business combination over the net fair value of identifiable net assets acquired is recognised as goodwill.

The following table shows the preliminary pro forma adjustments to tangible and intangible assets (excluding goodwill) totalling $553.2 million compared with the respective book values at the interim balance sheet date as at June 30, 2010, the assumed useful economic lives and the additional depreciation and amortisation expenses for the six month period then ended.

	Pro forma adjustment	Weighted average remaining useful life	Incremental depreciation / amortisation
	($ millions)	(in years)	($ millions)
Intangible assets	20.6	3 years	3.4
Property, plant and equipment
— vessels	495.0	15 years	7.2
— remotely operated vehicles	37.6	7 years	2.5

	553.2		13.1

The preliminary estimate of goodwill of $795.9 million arising from the Combination has been calculated as the excess of the value of New Acergy Shares to be issued, as described in note (g) of section 14.3, over the estimated fair value of Subsea 7’s identifiable assets and liabilities, measured as at June 30, 2010. The goodwill has been calculated using the fair value of Acergy’s shares as at June 30, 2010. The actual amount of goodwill arising on the transaction will depend upon the fair value of Acergy’s shares at the completion date of the Combination. For each $1 increase or decrease in the fair value of Acergy’s shares, the goodwill will increase or decrease by $156.8 million.

IFRS 3 (revised) requires that the costs of the transaction are to be expensed as incurred.

(b) Subsea 7 investment in Acergy S.A. shares

Subsea 7 held 1,094,004 Shares with a fair market value of $16.2 million at June 30, 2010. An adjustment of $16.2 million has been made to reflect the reclassification of this item from available for sale financial assets to equity, as own shares.

(c) Elimination of Subsea 7 gains and losses from trading in Acergy S.A. shares and convertible loan notes

In the six months ended June 30, 2010, Subsea 7 reported gains of $8.0 million and losses of $7.9 million from trading, marking to market available-for-sale financial assets and income from investments in Acergy. These gains and losses have been eliminated in the unaudited pro forma condensed consolidated income statement on the basis that they would represent intra-group transactions.

(d) Transaction costs

The total transaction costs to effect the Combination have been estimated to be approximately $25.0 million based on each party’s assessment of its own costs, and will not have a continuing impact on the Combined Group.

These are assumed to have been incurred in full at the date of Completion reflected in the income statement and balance sheet respectively, as outlined above.

The pro forma income statement has been prepared to reflect the Combination as if it had occurred on December 1, 2009. As a result, the income statement of both Acergy and Subsea 7 have been adjusted to reverse the costs accrued by both parties during their respective results for the six months ended May 31, 2010 and June 30, 2010.

The pro forma balance sheet reflects the position of the Combined Group after providing for these costs in full.

(e) Pro forma adjustments to income taxes

Tax effect of pro forma adjustments

In order to reflect the tax effect on the pro forma adjustments discussed above (paragraphs (a) to (c)), a decrease to income tax charge of $3.2 million has been reflected in the unaudited pro forma condensed consolidated income statement, and an increase in deferred tax liabilities of $135.9 million has been reflected in the unaudited pro forma condensed consolidated balance sheet. The tax rates applied reflect the statutory tax rates in the relevant jurisdictions.

Tax effects arising from Combination

Ongoing effect of any change in the way the UK ship operating subsidiaries of the Combined Group are taxed in the UK

Management considers that at the unaudited pro forma balance sheet date, there is no certainty as to whether the UK ship operating subsidiaries of the Combined Group will be subject to tonnage tax or subject to standard UK Corporation Tax following Completion of the transaction. Therefore the potential impact of the transaction on the tax position of the Combined Group, as noted in section ‘II. Risk Factors — 2.4. Financial and Compliance Risks 2.4.6’, has not been reflected in the Consolidated Financial Information.

One- off effect of any change in the way the UK ship operating subsidiaries of the Combined Group are taxed in the UK

In addition to the above, there would also be a one-off impact of any change in the way in which the UK ship operating subsidiaries of the Combined Group are taxed in the UK. For illustrative purposes, management has estimated the impact of this one-off adjustment on the unaudited pro forma consolidated balance sheet. If Acergy’s UK ship operating subsidiaries leave tonnage tax as a consequence of the Combination, the deferred tax liability in the pro forma balance sheet would increase by approximately $48.6 million with a corresponding charge to the income statement, which would lead to a reduction in equity. However, if Subsea 7’s UK ship operating subsidiaries enter tonnage tax as a consequence of the Combination, the deferred tax liability in the pro forma balance sheet would decrease by approximately $134.7 million with a corresponding reduction to goodwill.

(f) Earnings per share

The calculation of the pro forma earnings per share is based on the weighted average basic number of Acergy S.A. Shares outstanding during its six month interim period 2010, being 183,369,857 Shares plus the weighted average basic number of Subsea 7 Inc. shares outstanding during its six month interim period 2010 of 147,165,554, multiplied by the Scheme Ratio for New Acergy Shares to be issued on Completion, giving rise to a further 156,731,315 Shares in Acergy S.A. included in the calculation of basic pro forma earnings per share. On Completion, the 1,094,004 Shares currently held by Subsea 7 would be reclassified as treasury shares and excluded from the weighted average basic number of Shares of SUBSEA 7 S.A. which, for the purpose of this calculation, therefore is 339,007,168.

(g) Increase in share capital and share premium

Adjustment reflects the repurchase and cancellation of all of the issued and outstanding ordinary shares in the capital of Subsea 7 Inc., the issue by Subsea 7 Inc. of new ordinary shares in its capital to Acergy S.A. and the issue of 156,810,472 New Acergy Shares to the Scheme Shareholders pursuant to the Combination Agreement, based on the closing share price of Acergy S.A. as at June 30, 2010.

Item	Ref		Number	Description
Number of New Acergy Shares	(A	)	156,810,472	147,239,880 outstanding Subsea 7 shares as at June 30, 2010 multiplied by 1.065 Scheme Ratio
Acergy S.A. share price as at June 30, 2010	(B	)	$15.06	NOK 97.80 translated at NOK:USD rate of 6.4952
Value of New Acergy Shares	(C	)	$2,361.6 million	A x B
Analysed as follows:
Share capital for total New Acergy Shares	(D	)	$313.6 million	A x $2.00 nominal value per New Acergy Share
Share premium			$2,048.0 million	C - D

(h) Application of IAS 27 Consolidated and Separate Financial Statements

The adjustment reflects the application of the consolidation procedures of IAS 27 Consolidated and Separate Financial Statements which requires Subsea 7’s share capital and pre-acquisition reserves attributable to the parent to be eliminated.

(i) Reclassification and fair market valuation of employee benefit trust

Acergy has 583,000 Shares held in an employee benefit trust effective April 2010, which are accounted for as Own shares. Consequently the 1,789,990 Subsea 7 Inc. shares held in the Subsea 7 employee benefit trust, with a historic cost totalling $9.4 million, have also been reallocated from Shares held by Employee Share Trust to Own shares. The number of New Acergy Shares to be issued against such shares based on the Scheme Ratio is 1,906,339 (1,789,990 x 1.065). An adjustment of $28.7 million has been made to reflect the fair market value of these New Acergy Shares based on the fair market values of Shares at June 30, 2010 (1,906,339 x $15.06 — see adjustment (g)).

14.4 Reconciliation of the published Subsea 7 consolidated balance sheet as at June 30, 2010 to align with Acergy accounting policies

Subsea 7 as previously published		Reclassification adjustments	Remeasurement adjustments	Subsea 7 under Acergy accounting policies
	$ millions
ASSETS					ASSETS
Non-current assets					Non-current assets
Goodwill	98.5			98.5	Goodwill
Other intangible assets	0.3			0.3	Intangible assets
Property, plant and equipment	1,123.1		3.3	1,126.4	Property, plant and equipment
Investments in associates	3.0	(3.0)		—
Investments in joint ventures	3.2	3.0		6.2	Interest in associates and joint ventures
Deferred tax assets	14.2			14.2	Deferred tax assets

	1,242.3	—	3.3	1,245.6	Total non-current assets

Current assets					Current assets
Inventories	33.8			33.8	Inventories
Trade and other receivables	616.5	(326.9)		289.6	Trade and other receivables
Available-for-sale financial assets	16.2			16.2	Assets available for sale
	—	326.9		326.9	Other accrued income and prepaid expenses
Cash and cash equivalents	455.6			455.6	Cash and cash equivalents

	1,122.1	—	—	1,122.1	Total current assets

Total assets	2,364.4	—	3.3	2,367.7	Total assets

EQUITY					EQUITY
Share capital	1.5			1.5	Issued share capital
Share premium	273.1			273.1	Paid in surplus
Own shares	—	(9.4)		(9.4)	Own shares
Shares held by Employee Share Trust	(9.4)	9.4		—
Other reserves	(133.2)			(133.2)	Other reserves
Retained earnings	1,086.7		(0.5)	1,086.2	Retained earnings
Non-controlling interests	(0.2)			(0.2)	Non-controlling interests

Total equity	1,218.5	—	(0.5)	1,218.0	Total equity

LIABILITIES					LIABILITIES
Non-current liabilities					Non-current liabilities
Borrowings	232.7			232.7	Non-current portion of borrowings
Retirement benefit obligations	0.3			0.3	Retirement benefit obligation
Deferred tax liabilities	96.9		(0.3)	96.6	Deferred tax liabilities
Derivative financial instruments	2.8	(2.8)		—
Other non-current liabilities	0.3	5.9	5.0	11.2	Other non-current liabilities

	333.0	3.1	4.7	340.8	Total non-current liabilities
Current liabilities					Current liabilities
Trade and other payables	546.9	(129.1)		417.8	Trade and other payables
Current tax liabilities	13.1			13.1	Current tax liabilities
Borrowings	238.7			238.7	Current portion of borrowings
Derivative financial instruments	14.2	5.7	(0.9)	19.0	Other current liabilities
	—	120.3		120.3	Deferred revenue

Total current liabilities	812.9	(3.1)	(0.9)	808.9	Total current liabilities

Total liabilities	1,145.9	—	3.8	1,149.7	Total liabilities

Total equity and liabilities	2,364.4	—	3.3	2,367.7	Total equity and liabilities

Note:

The reclassification adjustments represent the changes to Subsea 7 financial information so that it is presented in the same format as adopted by Acergy. The remeasurement adjustments represent the changes required to align the Subsea 7 accounting policy for decommissioning expenditure with the accounting policy applied by Acergy.

14.5 Reconciliation of the published Subsea 7 consolidated income statement for the six months ended June 30, 2010 to align with Acergy accounting policies

Subsea 7 as previously published		Reclassification adjustments	Remeasurement adjustments	Subsea 7 under Acergy accounting policies
	$ million
Revenue	972.8			972.8	Revenue from continuing operations
Project and vessel expenses	(706.5)	(95.5)	1.4	(800.6)	Operating and administrative expenses
Other operating expenses	(28.5)	28.5		—
Depreciation and amortisation	(67.0)	67.0		—
Profit on disposal of property, plant and equipment	1.6	(1.6)		—	Net other operating income
	—	(0.1)		(0.1)	Share of results of associates and joint ventures

Net operating profit	172.4	(1.7)	1.4	172.1	Net operating income from continuing operations
Finance income	8.8			8.8	Investment income
Changes in fair value of derivative financial instruments	(19.0)	(8.8)		(27.8)	Other gains and losses
Net currency loss	(10.4)	10.4		—
Finance expense	(34.0)			(34.0)	Finance costs
Share of post tax profit from joint ventures	(0.4)	0.4		—
Share of post tax profit from associates	0.3	(0.3)		—

Profit before tax	117.7	—	1.4	119.1	Income before taxes from continuing operations
Taxation expense	(40.3)		(0.5)	(40.8)	Taxation

Profit for the period	77.4	—	0.9	78.3	Net income

Attributable to:					Net income attributable to:
Equity shareholders	77.6	—	0.9	78.5	Equity holders of parent
Non-controlling interest	(0.2)	—	—	(0.2)	Minority interest

	77.4	—	0.9	78.3

Note:

The reclassification adjustments represent the changes to Subsea 7 financial information so that it is presented in the same format as adopted by Acergy. The remeasurement adjustments represent the changes required to align the Subsea 7 accounting policy for decommissioning expenditure with the accounting policy applied by Acergy.

14.7 Report of the Réviseur d’entreprises agréé on the Pro Forma Consolidated Financial Information

To: Acergy S.A.

In accordance with EU Regulation No 809/2004, we report on the pro forma financial information (‘Pro Forma Consolidated Financial Information’) of Acergy S.A. to be renamed SUBSEA 7 S.A. following the combination of Acergy S.A. and Subsea 7 Inc. and consisting of the unaudited pro forma consolidated balance sheet of SUBSEA 7 S.A. as at May 31, 2010, the unaudited pro forma consolidated income statement of SUBSEA 7 S.A. for the 6 month period ended May 31, 2010 and accompanying notes to the Unaudited Pro Forma Consolidated Financial Information, which are set out in ‘XIV. Unaudited Pro Forma Condensed Consolidated Financial Information of SUBSEA 7 S.A. as of and for the six months ended May 31, 2010’ of the SUBSEA 7 S.A. prospectus dated September 21, 2010.

The Pro Forma Consolidated Financial Information has been compiled on the basis described in the Pro forma Note ‘Basis of Preparation’ for illustrative purposes only, to provide information about how the proposed acquisition of Subsea 7 Inc. might have affected the unaudited consolidated balance sheet of SUBSEA 7 S.A. as at May 31, 2010 and the unaudited consolidated income statement of SUBSEA 7 S.A. for the 6 month period ended May 31, 2010 as if the acquisition had taken place on December 1, 2009. Because of its nature, the

Unaudited Pro Forma Consolidated Financial Information addresses a hypothetical situation and, therefore, does not represent SUBSEA 7 S.A.’s actual financial position or results.

Directors’ responsibility

It is the Board of Directors’ responsibility to compile the Unaudited Pro Forma Consolidated Financial Information in accordance with the requirements of EU Regulation No 809/2004.

Reporting responsibility

It is our responsibility to form an opinion, as required by Annex II item 7 of EU Regulation No 809/2004, as to the proper compilation of the Unaudited Pro Forma Consolidated Financial Information. We are not responsible for expressing any other opinion on the pro forma financial information or on any of its constituent elements or the assumptions summarised in the accompanying notes. In particular, we do not accept any responsibility for any financial information previously reported on and used in the compilation of the pro forma financial information beyond that owed to those to whom any reports on that financial information were addressed by us at the dates of their issue.

Work performed

We conducted our work in accordance with International Standard on Assurance Engagements 3000, ‘Assurance Engagements Other than Audits or Reviews of Historical Financial Information’ and in accordance with the practice guideline (recommandation professionnelle) issued by the Institut des Réviseurs d’Entreprises (‘IRE’) in relation to the role of the Réviseur d’Entreprises agréé in the context of the publication of a prospectus. Our work, which involved no independent examination of any of the underlying financial information, primarily consisted of comparing the unadjusted financial information with the source documents as described in Pro forma Note ‘Basis of Preparation’, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Consolidated Financial Information with management of Acergy S.A. and Subsea 7 Inc. We planned and performed our work so as to obtain all the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated.

Opinion

In our opinion, in all material respects:

(a)	The Unaudited Pro Forma Consolidated Financial Information has been properly compiled on the basis stated in Pro forma Note ‘Basis of Preparation’ to the Unaudited Pro Forma Consolidated Financial Information; and

(b)	That basis is consistent with the accounting policies of SUBSEA 7 S.A.

This report is issued for the sole purpose of the admission to trading on Oslo Børs of the New Acergy Shares, as approved and notified by the Commission de Surveillance du Secteur Financier (the ‘CSSF’) in Luxembourg. Therefore, this report is not appropriate in other jurisdictions and should not be used or relied upon for any purpose other than the admission to trading described above. We accept no duty or responsibility to and deny any liability to any party in respect of any use of, or reliance upon, this report in connection with any type of transaction, including the sale of securities, other than the admission to trading of the New Acergy Shares on Oslo Børs, as approved and notified by the CSSF in Luxembourg.

Deloitte S.A.

Luxembourg

September 21, 2010

XV. MATERIAL CONTRACTS AND RELATED PARTY TRANSACTIONS

15.1 Acergy material contracts

The $400 million amended and restated revolving credit and guarantee facility (the ‘$400 million facility’)

As at May 31, 2010, the $400 million facility, dated August 10, 2006 comprised $300 million available for the issuance of guarantees and $75 million available for cash drawings. To the extent that no loans are drawn under the amount available for cash drawings, this part of the facility was able to be utilised for guarantee issuance. The final date of maturity of the facility was August 10, 2011 and the maturity date of guarantees was required to be prior to February 10, 2013. This facility was guaranteed by an Acergy S.A. guarantee only.

As at May 31, 2010 under this $400 million facility, Acergy had utilised $142 million of the $300 million available for guarantee issuance and had not utilised any of the $75 million available for cash drawings. No drawdowns of cash under this facility were made in the fiscal year 2009 or first half fiscal year 2010.

On August 10, 2010 Acergy S.A. executed a $1.0 billion multi-currency revolving credit and guarantee facility with a number of banks. As part of the terms of this agreement, the $400 million facility was cancelled and any amounts utilised on the execution date were transferred to the $1.0 billion facility, as described below.

The $200 million multi-currency revolving guarantee facility (the ‘$200 million facility’)

On February 26, 2008, Acergy executed a $200 million multi-currency revolving guarantee facility with a number of banks from the existing consortium that provided the $400 million facility. The $200 million facility was secured by a guarantee from Acergy S.A. and was used for the issuance of performance guarantees in the ordinary course of Acergy’s business. The facility had a maturity date of February 26, 2013, however, performance guarantees could have been issued with a maturity no later than August 26, 2014.

As at May 31, 2010, Acergy had utilised $174 million of the $200 million facility for guarantee issuance.

On August 10, 2010 Acergy S.A. executed a $1.0 billion multi-currency revolving credit and guarantee facility with a number of banks. As part of the terms of this agreement, the $200 million facility was cancelled and any amounts utilised on the execution date were transferred to the $1.0 billion facility, as described below.

$1.0 billion multi-currency revolving credit and guarantee facility (the ‘$1.0 billion facility’)

On August 10, 2010, Acergy S.A. executed a $1.0 billion multi-currency revolving credit and guarantee facility with a number of banks. The facility can be used in full for the issuance of guarantees, or for a combination of guarantees and cash drawings subject to a $500 million sub-limit for cash drawings. The $1.0 billion facility is guaranteed by Acergy S.A., Class 3 Shipping Limited, Acergy Shipping Limited and Acergy Treasury Limited. Final maturity will be August 10, 2015. However, in accordance with the terms of the agreement, performance guarantees can be issued with up to 78 months duration up to one month prior to the final maturity date of the facility, subject to Acergy providing cash cover for any guarantees outstanding following the final maturity date.

The $1.0 billion facility contains financial covenants in respect of leverage, interest coverage and gearing ratios. The requirements of the financial covenants must be met on a consolidated basis at quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. In addition to the financial covenants listed above, the facility contains affirmative covenants, negative pledges and events of defaults which are customary for facilities of this nature and consistent with past practice. Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, class 1 acquisitions, loans outside the Acergy Group and change of business.

The $1.0 billion facility also contains events of default provisions which include payment defaults (subject to a three day grace period), breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, final judgements, cross-defaults to other indebtedness in excess of $10 million, failure to maintain exchange listing, material adverse change, auditor’s qualification, repudiation and material litigation.

The $1.0 billion facility also contains an undertaking in respect of the Combination, requiring the approval of a majority of banks representing more than two thirds of utilisations under the facility, or more than two thirds of commitments if no utilisations are outstanding. In the event that approvals are not received, and the Combination becomes effective, Acergy will be required to prepay any outstanding utilisation and cancel all bank commitments under the facility. Such approvals are to be sought prior to the Combination becoming effective and are anticipated to be forthcoming. Acergy S.A. does not anticipate there will be any significant change to the terms of the $1.0 billion facility as a result of obtaining these approvals.

Interest on the $1.0 billion facility is payable at LIBOR plus a margin which is linked to Acergy’s leverage, measured as the ratio of net debt to EBITDA, and which may range from 1.75% to 2.75% per year. The fee applicable for guarantees is linked to the same ratio of net debt to EBITDA and may range from 1.75% to 2.75% per year in respect of financial guarantees and 0.875% to 1.375% in respect of performance guarantees. The margin and guarantee fees are reset quarterly in line with changes to Acergy’s leverage.

As part of the terms of this agreement, Acergy’s $400 million facility and $200 million facility have been cancelled and any amounts utilised on the execution date were transferred to the $1.0 billion facility.

NOK 977.5 million Loan and Guarantee Facility (the ‘NOK 977.5 million facility’)

Acergy Havila Limited is a 50/50 joint venture between Acergy Bermuda Limited (wholly owned by Acergy S.A.) and Havila Shipping Pte Limited (wholly owned by Havila Shipping ASA).

On October 14, 2008, Acergy completed a loan and guarantee facility for post-delivery financing of up to NOK 977.5 million ($151.4 million) for the purchase of a dive support vessel to be owned by the joint venture. The facility was amended on June 9, 2010 to extend the delivery date to February 28, 2011 and the final termination date to be no later than February 28, 2021. The amendment resulted in an increase in margin as detailed below. Until delivery of the vessel takes place, which is scheduled to commence operations early 2011, the NOK 977.5 million facility remains undrawn.

The NOK 977.5 million facility contains the financial covenant that current assets of Acergy Havila Limited exceeds current liabilities. This requirement must be met at quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. The facility also contains vessel covenants customary to a facility of this nature.

In addition to the above covenants, the facility also contains events of default provisions which include payment defaults (subject to a three day grace period), breach of the financial covenant, breach of other obligations, breach of representations, insolvency, illegality, repudiation, material adverse effect, cross-defaults to other indebtedness in excess of $2.5 million for Acergy Havila Limited and in excess of $5.0 million for Acergy S.A. and failure by Acergy S.A. to maintain exchange listing. The facility also contains negative pledges with respect to accounts receivable and cash. Security on the facility is provided by a first priority mortgage on the vessel. A charter guarantee has been provided by Acergy S.A.. In the event of an event of default occurring this charter guarantee turns into a several guarantee to be shared 50/50 by Acergy S.A. and Havila Shipping ASA.

The facility’s commitment fee is set at a rate of 0.40%. Upon delivery of the vessel and following the amendment on June 9, 2010, which resulted in an increase in the margin, loan interest will be payable at NIBOR plus a margin of 1.65% per year.

Contracts for delivery of Acergy Borealis

On December 16, 2009, Class 3 Shipping Limited, an indirect subsidiary of Acergy S.A., entered into a purchase agreement with Nordic H.L. Shipowning Limited and Nordic Heavy Lift ASA, a novation agreement with Nordic H.L. Shipowning Limited, Nordic Heavy Lift ASA and Sembawang Shipyard Pte Limited, and a further novation agreement with Nordic H.L. Shipowning Limited, Nordic Heavy Lift ASA and Huisman Equipment BV Under the terms of these agreements, Nordic H.L. Shipowning Limited novated to Class 3 Shipping Limited its rights and obligations under certain contracts for the construction of a dynamically positioned crane vessel and the construction of a heavy lift crane, and sold its interest in the vessel to Class 3 Shipping Limited. The vessel will be named Acergy Borealis. The amount outstanding and payable by Class 3 Shipping Limited under the contract with Sembawang Shipyard Pte Limited, as at the date of this prospectus, was $154 million. The amount outstanding and payable by Class 3 Shipping Limited under the contract with Huisman Equipment BV, as at the date of this prospectus, was $100 million.

15.2 Subsea 7 material contracts

$250 million amended and restated secured revolving credit and guarantee facilities agreement with DnB NOR Bank ASA

On January 30, 2009, Subsea 7 Inc. amended its banking facilities with DnB NOR Bank ASA to a $250 million credit and guarantee facility. This facility comprises an uncommitted guarantee facility of $100 million and an aggregate of $150 million available for cash drawings (divided in two sub-facilities of $100 million and $50 million respectively). As at July 31, 2010 under the $250 million facility, Subsea 7 had utilised $69 million of the guarantee facility and $nil million of the revolving credit facility. This facility includes a first priority mortgage over three of Subsea 7’s vessels with a carrying value at December 31, 2009 of $70.0 million. The facility has no mandatory reduction mechanisms with any outstanding debt repayable on February 13, 2012.

Interest on the $100 million sub-facility in the DnB NOR facility is payable at LIBOR plus a margin which is linked to the ratio of financial debt to EBITDA and which may range from 0.4% to 0.8% per year. This rate is subject to a quarterly review. Interest on the $50 million sub-facility in the DnB NOR facility is payable at LIBOR plus 2.25% per year, increasing to 2.75% per year.

Payable guarantee commission on any outstanding bank guarantees under the facility is linked to the ratio of financial debt to EBITDA and which may range from 0.4% to 0.8% per year.

The $250 million facility also contains events of default provision which include payment defaults (subject to a three day grace period), breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, final judgments, cross-defaults to other indebtedness in excess of $5.0 million, failure to maintain exchange listing, material adverse effect, repudiation and material litigation.

$50 million multicurrency revolving credit facility with HSBC Bank plc

On April 2, 2009, Subsea 7 Inc. concluded a multicurrency revolving credit facility with HSBC Bank plc for $50 million. As at July 31, 2010 under the $50 million facility, Subsea 7 had utilised $0 million of the facility. The facility includes a first priority mortgage over one of Subsea 7’s office sites with a carrying value at December 31, 2009 of $49.1 million. The facility has no mandatory reduction mechanisms with any outstanding debt repayable on April 1, 2012.

Interest on the $50 million HSBC facility is payable at LIBOR plus a margin of 2.25% per year.

The $50 million facility also contains events of default provision which include payment defaults (subject to a three day grace period), breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency and insolvency proceedings, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, final judgments, cross-defaults to other indebtedness in excess of $5.0 million, material adverse effect, repudiation and material litigation.

$50 million multicurrency revolving facilities agreement with Bank of Scotland plc

On June 17, 2009, Subsea 7 Inc. concluded a revolving facilities agreement with Bank of Scotland plc for $50 million. As at July 31, 2010 under the $50 million facility, Subsea 7 had utilised $nil million of the facility. The facility includes a first priority mortgage over one of Subsea 7’s vessels with a carrying value at December 31, 2009 of $19.1 million. The facility has no mandatory reduction mechanisms with any outstanding debt repayable on June 17, 2012.

Interest on the $50 million Bank of Scotland facility is payable at LIBOR plus a margin of 2.5% per year.

The $50 million facility also contains events of default provision which include payment defaults (subject to a three day grace period), breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency and insolvency proceedings, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, final judgments, cross-defaults to other indebtedness in excess of $5.0 million, material adverse effect, audit qualification, expropriation, repudiation and material litigation.

Contracts for delivery of Seven Pacific

On April 25, 2008, Subsea 7 Limited, a subsidiary of Subsea 7 Inc., entered into a contract for a multi purpose offshore construction vessel agreement with IHC Krimpen Shipyard BV. The vessel will be named the Seven Pacific. On July 15, 2008 and April 8, 2009, Subsea 7 Limited also entered into contracts with Huisman Special Lifting Equipment BV for the supply of a knuckle boom crane and carousels which will be installed on the vessel. The amount outstanding and payable by Subsea 7 Limited under the contracts with IHC Krimpen Shipyard BV and Huisman Special Lifting Equipment BV as at the date of this prospectus was $110 million.

15.3 Acergy related party transactions

The Acergy Group has provided loans to associates and joint venture entities at rates comparable to the average commercial rate of interest amounting to $35.7 million as at May 31, 2010 and trade receivables of $25.4 million at May 31, 2010.

15.4 Subsea 7 related party transactions

Siem Industries Inc. is controlled through trusts where certain members of Mr Siem’s family are potential beneficiaries. Kristian Siem is the company chairman and Michael Delouche is the president and secretary of Siem Industries Inc. Accruals in relation to the services of Mr Siem and Mr Delouche as directors of Subsea 7 Inc., the provision of an office in the Cayman Islands, and other services totalling $0.4 million were made during the six months ended June 30, 2010 and remain outstanding at June 30, 2010.

Siem Offshore Rederi AS is a wholly owned subsidiary of Siem Offshore Inc.. in which Siem Industries Inc. owns 33.34%. Purchases by Subsea 7 from Siem Offshore Rederi AS relating to vessel charter costs totalling $8.3 million were made during the six months ended June 30, 2010. At June 30, 2010, Subsea 7 had an outstanding balance due to Siem Offshore Rederi AS of $1.5 million.

Siem Meling Offshore DA is ultimately controlled by Siem Industries Inc.. Sales by Subsea 7 to Siem Meling Offshore DA relating to vessel positioning costs totalling $55,000 were made during the six months ended June 30, 2010. At June 30, 2010, Subsea 7 Inc. had an outstanding balance due from Siem Offshore AS of $49,000.

Siem Offshore AS is ultimately controlled by Siem Industries Inc.. Sales by Subsea 7 to Siem Offshore AS relating to vessel positioning costs totalling $124,000 were made during the six months ended June 30, 2010. At June 30, 2010, Subsea 7 had an outstanding balance due from Siem Offshore AS of $96,000.

DSND Bygg AS is ultimately controlled by Siem Industries Inc. Purchases by Subsea 7 from DSND Bygg AS in relation to the rental of office accommodation totalling $0.4 million were made during the six months ended June 30, 2010.

XVI. MANAGEMENT AND EMPLOYEES

16.1 The Board of Directors of SUBSEA 7 S.A.

16.1.1 General

The management of the Issuer is vested in the Board of Directors. The Board of Directors has the widest powers to take any action necessary or useful to realise the corporate objects except for the powers reserved by the Proposed Articles of Incorporation to the general meeting of shareholders.

The Proposed Articles of Incorporation provide that the Board of Directors shall be composed of not less than three members.

The Board shall appoint a Chairman. The Board shall also appoint a Senior Independent Director from among the independent directors who shall provide a sounding board to the Chairman and serve as an intermediary for the other directors if necessary. As set forth in more detail in the terms of the Combination Agreement, a director shall be deemed to be independent where he or she:

•	has not been an employee of Acergy S.A. or Subsea 7 Inc. and/or their respective affiliates in the last five years;

•

has not, and has not had within the last three years, a material business relationship with Acergy S.A. or Subsea 7 Inc. and/or their respective affiliates either directly, or as a partner, a material shareholder, director or senior employee of a body that has such a relationship with Acergy S.A., Subsea 7 Inc. and/or their respective affiliates;

•

is not a direct or indirect shareholder in Acergy S.A. or Subsea 7 Inc. having an interest in excess of 1% of the issued share capital (excluding shares held in treasury) of Acergy S.A. or Subsea 7 Inc., and is not a director, senior employee or authorised representative of such a direct or indirect shareholder in Acergy S.A. or Subsea 7 Inc.;

•

has not received and does not receive additional remuneration from Acergy S.A., Subsea 7 Inc. and/or their respective affiliates apart from a director’s fee (other than through participation in any share option schemes of Acergy S.A., Subsea 7 Inc. and/or their respective affiliates), does not participate in any performance-related pay scheme of Acergy S.A., Subsea 7 Inc. and/or their respective affiliates and is not a member of any pension scheme of Acergy S.A., Subsea 7 Inc. and/or their respective affiliates;

•	is not associated with a company that is an advisor or consultant to Acergy S.A. or Subsea 7 Inc.;

•

is not employed as an executive director or senior employee of another company where any of the executive directors or senior employees of Acergy S.A., Subsea 7 Inc. and/or their respective affiliates serve on that company’s board of directors;

•	has no close family ties with any of the advisors, directors or senior employees of Acergy S.A. or Subsea 7 Inc.;

•

is not a member of the immediate family of any individual who is, or has been, during the past five years, employed by Acergy S.A., Subsea 7 Inc. and/or their respective affiliates as a director or senior employee; and

•	has not served on the board of directors of Acergy S.A. for more than nine years from the date of first election.

The above definition of independence shall apply following Completion and for the remainder of the Standstill Period, as defined in the Relationship Agreement. Thereafter the definition of ‘independent director’ shall at all times comply with the rules and codes of corporate governance of the stock exchange on which the Issuer is primarily listed, which at the date of this prospectus is NASDAQ Global Select Market.

Under the Proposed Articles of Incorporation, the directors are elected by the General Meeting of shareholders for a term not exceeding two years. Directors need not be shareholders and may be re-elected. The Issuer’s ordinary general meeting of shareholders may dismiss any director at any time, notwithstanding any agreement between the Issuer and such director, with or without cause. Such dismissal may not prejudice the claims that such director may have for indemnification as provided for in the Proposed Articles of Incorporation or for a breach of any contract existing between him or her and the Issuer.

If there is a vacancy on the Board of Directors, the remaining directors appointed by the general meeting have the right to appoint a replacement director until the next meeting of shareholders.

The Proposed Articles of Incorporation provide that, with the exception of a candidate recommended by the Board of Directors, or a director whose term of office expires at a general meeting of shareholders of the Issuer, no candidate may be appointed unless at least three days and no more than twenty-two days before the date of the relevant meeting, a written proposal, signed by a shareholder duly authorised, shall have been deposited at the registered office of the Issuer, together with a written declaration, signed by the proposed candidate confirming his or her wish to be appointed.

16.1.2 SUBSEA 7 S.A. Board of Directors

On Completion, the Board will comprise the following directors:

Name:	Position:
Kristian Siem	Chairman of the Board of Directors
Sir Peter Mason KBE FREng	Senior Independent Director
Jean Cahuzac	Chief Executive Officer, Executive Director
Mel Fitzgerald	Director
Dod Fraser	Independent Director
Arild Schultz	Director
Allen L Stevens	Independent Director
Trond Westlie	Independent Director
Ninth director, to be confirmed	Independent Director

Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Kristian Siem and Mr Mel Fitzgerald will be appointed for an initial term expiring at the annual general meeting of Shareholders of SUBSEA 7 S.A., which will be held not less than 12 months after Completion, expected to be the annual general meeting to be held in 2012. The initial term of the ninth director of SUBSEA 7 S.A. shall also expire at that annual general meeting of shareholders. The initial term of the remaining four directors shall expire at the following annual general meeting of shareholders expected to be held in 2013. All the directors may be re-elected.

The business address of the members of the Board will be at the Issuer’s registered office: at 412F, route d’Esch, L-2086 Luxembourg.

Details of the directors are set out below together with their positions on the Board of SUBSEA 7 S.A.:

Kristian Siem (Chairman): Mr Siem is also the chairman of Siem Industries Inc., Siem Offshore Inc., and Siem Industrikapital AB. Mr. Siem is a director of Star Reefers Inc., North Atlantic Smaller Companies Investment Trust PLC and Frupor S.A.. He was also a director of Transocean Inc. until December 2008. He has a degree in business economics and has been active in the oil and gas industry since 1972. He has been a member of the Board of Directors of Subsea 7 Inc. since January 2002. Mr Siem is a Norwegian citizen.

Sir Peter Mason, KBE FREng (Senior Independent Director): Sir Peter Mason KBE has served as an Independent Non-executive Director of Acergy S.A. since October 2006 and was appointed Chairman of the Board of Directors of Acergy S.A. in May 2009. Sir Peter brings extensive management and oil service experience, having served as Chief Executive of AMEC from 1996 until his retirement in September 2006. Prior management positions include Executive Director of BICC plc and Chairman and Chief Executive of Balfour Beatty. Sir Peter has been Chairman of the Board of Directors of Thames Water Utilities Ltd since December 2006 and a Non-executive Director of BAE Systems PLC since January 2003. He was also, until October 2008, a Board Member of the 2012 Olympic Delivery Authority. He is a Fellow of the Institute of Civil Engineers and holds a Bachelor of Science degree in Engineering. Sir Peter is a British citizen.

Jean Cahuzac (Chief Executive Officer, Executive Director): Mr Cahuzac joined Acergy as Chief Executive Officer in April 2008 and joined the Board of Directors of Acergy S.A. as an Executive Director following Acergy S.A.’s Annual General Meeting in May 2008. Prior to joining Acergy, he gained over 29 years experience in the offshore oil and gas industry, having held various technical and senior management positions around the world. From 2000 until April 2008 Mr Cahuzac worked at Transocean in Houston, US where he held the positions of Chief Operating Officer and then President, prior to the merger with Global SantaFe. Prior to this he worked at Schlumberger from 1979 to 2000 where he served in various positions including Field Engineer, Division Manager, VP Engineering and Shipyards Manager, Executive VP and President. He holds a Master’s degree in Mechanical Engineering from École des Mines de St Etienne and is a graduate of the French Petroleum Institute in Paris. Mr Cahuzac is a French citizen.

Mel Fitzgerald (Director): Mr Fitzgerald, Chief Executive Officer of Subsea 7, has been involved in the oil industry since he joined Brown & Root in 1974. In 1988 he joined European Marine Contractors (EMC) where he held a number of management positions before joining Halliburton Subsea as a Vice President in 2000. He held this position until January 2001, when he then took up the role of UK Vice President for Halliburton’s Energy Services Group. Mr Fitzgerald joined Subsea 7 as CEO in July 2004 and has been a board member since May 2007. Mr Fitzgerald has a Bachelor of Engineering Degree and a Masters in Business Administration. Mr Fitzgerald is an Irish citizen.

Dod Fraser (Independent Director): Mr Fraser was appointed to the Board of Directors of Acergy S.A. as an Independent Non-executive Director at Acergy S.A.’s extraordinary general meeting held in December 2009. Mr Fraser is President of Sackett Partners Incorporated, a consulting company, and a member of various corporate boards. Mr Fraser served as a Managing Director and Group Executive with Chase Manhattan Bank, now JP Morgan Chase, leading the global oil and gas group from 1995 until 2000. Until 1995 he was a General Partner of Lazard Freres & Co.. Mr Fraser has been a trustee of Resources for the Future, a Washington-based, environmental policy think-tank. Mr Fraser is currently a board member of Forest Oil Corporation and is a former director of Terra Industries, Inc. and Smith International Inc.. He is a graduate of Princeton University. Mr Fraser is a US citizen.

Arild Schultz (Director): Mr Schultz, currently a director of Subsea 7 Inc. has been in several leading positions within shipping chartering and broking, and since 1980 has been conducting his own business within project financing and consulting. He has a Master of Business Administration Degree from University of Utah. Mr Schultz has been a member of the Board of Directors of Subsea 7 Inc. since August 2002. Mr Schultz is a Norwegian citizen.

Allen L Stevens (Independent Director): Mr Stevens has gained extensive marine industry and maritime financing experience holding senior executive and management positions with Great Lakes Transport Limited, McLean Industries Inc. and Sea-Land Service Inc.. He is currently Chairman of the Board of Directors of Trailer Bridge Inc.. A graduate of the University of Michigan and Harvard Law Schools, Mr Stevens brings with him many years of experience in shipping, finance and management to the role. Mr Stevens has been a Board Member of Subsea 7 Inc. since December 2005. His current term ends at the Annual General Meeting in 2012. Mr Stevens is a US citizen.

Trond Westlie (Independent Director): Mr Westlie has been an Independent Non–executive Director of Acergy S.A. since June 2004. Mr Westlie was appointed Group Chief Financial Officer of A.P. Moller-Maersk A/S on January 1, 2010, and is a member of their Executive Board. He was previously Executive Vice President and Chief Financial Officer of the Telenor Group. He gained extensive experience in the oil and gas service sector as Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004. His management positions included the position of Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002, and Executive Vice President, Business Development for Aker RGI ASA from 1998 to 2000. He has served on numerous corporate boards. Mr Westlie qualified as a State Authorised Public Auditor from Norges Handelshøyskole (the Norwegian School of Economics and Business Administration). Mr Westlie is a Norwegian citizen.

Prior to Completion, the Chairman of Acergy S.A. and the Chairman of Subsea 7 Inc. shall agree the identity of a ninth director for appointment to the Board of Directors of SUBSEA 7 S.A. who shall be an independent director, as defined in the Combination Agreement. At the date of this prospectus, the identity of the ninth director has not yet been agreed, and a candidate will be proposed for appointment at a general meeting of shareholders of Acergy S.A. at a later date, but prior to Completion.

16.1.3 SUBSEA 7 S.A. Executive Management Team

The Executive Management Team of the Issuer after Completion will comprise:

Name:	Position:
Jean Cahuzac	Chief Executive Officer
Simon Crowe	Chief Financial Officer
John Evans	Chief Operating Officer
Keith Tipson	Senior Vice President—Human Resources
Steve Wisely	Senior Vice President—Commercial
To be confirmed	Senior Vice President—General Counsel

Mr Jean Cahuzac (Chief Executive Officer): Please refer to ‘16.1.2 SUBSEA 7 S.A. Board of Directors’ above for further details.

Mr Simon Crowe (Chief Financial Officer): Mr Crowe joined Acergy in October 2009 as Chief Financial Officer. Prior to joining Acergy S.A., Mr Crowe held senior financial, strategic and corporate finance positions across a range of industries, including several international energy companies, having worked in a number of locations around the world including London, Geneva, Houston, Paris and Singapore. His most recent roles prior to joining Acergy were at Transocean as Vice President, Strategy and Planning and Finance Director of Transocean’s Europe & Africa Business. He holds a degree in Physics from Liverpool University and is a member of the Chartered Institute of Management Accountants in the UK. Mr Crowe is a British citizen.

Mr John Evans (Chief Operating Officer): Mr Evans has over 20 years experience in the engineering and contracting sector as a senior manager and Chartered Engineer. During 18 years with Kellogg Brown & Root he gained a successful record in general management, commercial and operational roles in the offshore oil and gas industry. Between 2002 and mid-2005 he was Chief Operating Officer for KBR’s Infrastructure business in Europe and Africa. He joined Subsea 7 as Chief Operating Officer in July 2005. Mr Evans has a B Eng (Tech) in Mechanical Engineering and is a Chartered Mechanical and Marine Engineer. Mr Evans is a British citizen.

Mr Keith Tipson (Senior Vice President — Human Resources): Mr Tipson joined Acergy’s executive management team in November 2003 as Senior Vice President Human Resources. Mr Tipson’s role within the Executive Management Team of Acergy is to develop and implement the Acergy Human Resources strategy and develop the global Human Resources team. He has responsibility for resourcing, performance and reward, people development and internal communications. His previous experience in the engineering project sector was with the Dowty Group and latterly with Alstom, where he held the position of Senior Vice President Human Resources, Power Sector, based in Paris. He has a business degree from Thames Valley University, London and has worked in Belgium, France, Switzerland and the UK. Mr Tipson is a British citizen.

Mr Steve Wisely (Senior Vice President — Commercial): Mr Wisely has been with Subsea 7 and its predecessor companies since 1987 where he has held a number of commercial and operational positions, both in the UK and overseas. In the early 1990’s Mr Wisely held the position of Commercial Manager in Norway before returning to the UK where he held a number of roles in the commercial function. Moving to Singapore in 1997 he spent nine years progressing to the position of Regional Vice President Asia Pacific before returning to the UK to perform the role of Regional Vice President UK and then the position of Commercial Vice President. Latterly Mr Wisely returned to the Asia Pacific Region as Vice President Asia Operations. Mr Wisely is a graduate of The Robert Gordon Institute of Technology in Aberdeen with a degree in Quantity Surveying. Mr Wisely took up the position of Executive Vice President, Commercial, in March 2010. Mr Wisely is a British citizen.

Senior Vice President — General Counsel: will be appointed in due course and will be part of the Executive Management Team.

16.1.4 Acergy S.A.’s current Board of Directors

Sir Peter Mason, KBE FREng (Chairman): Sir Peter Mason has served as an Independent Non-executive Director of Acergy S.A. since October 2006 and was appointed Chairman of the Board of Directors of Acergy S.A. in May 2009 and was re-appointed at Acergy S.A.’s Annual General Meeting held in May 2010 until the next Annual General Meeting. Please refer to ‘16.1.2 SUBSEA 7 S.A. Board of Directors’ above for further details.

Tom Ehret (Deputy Chairman): Mr Ehret was appointed to the Board of Directors of Acergy S.A. in November 2003, and served in the position of Chief Executive Officer of Acergy S.A. from March 2003 until his retirement in April 2008. He continued as an executive member of the Board of Directors until June 2008 at which time he became a Non-executive Director. Mr Ehret was re-appointed at Acergy S.A.’s Annual General Meeting held in May 2010 until the next Annual General Meeting. Before joining Acergy S.A. in 2003, Mr Ehret was Vice Chairman of the Management Board of Technip and President of its Offshore Branch. With more than 30 years experience in the offshore and subsea business, he was instrumental in several industry shaping moves. These included the turnaround of the loss making Stena Offshore, the 1989 acquisition of SantaFe’s pipelay business by Stena Offshore, the 1995 merger between Stena Offshore and Coflexip and he negotiated the acquisition of this group by Technip in 2002. Mr Ehret has worked in all major disciplines, both technical and commercial. Mr Ehret is Deputy Chairman of Dockwise Ltd, a Non-executive Director of Green Holdings Corporation, a member of the supervisory board of SBM Offshore N.V., a director of International Sports Media Ltd, and an operating partner with Advent International. He is also a director of Comex S.A. Mr Ehret is a French citizen.

Jean Cahuzac (Chief Executive Officer): Mr Cahuzac joined Acergy as Chief Executive Officer in April 2008 and joined the Board of Directors of Acergy S.A. as an Executive Director following the Acergy S.A. Annual General Meeting in May 2008. Mr Cahuzac was re-appointed at Acergy S.A.’s Annual General Meeting held in May 2010 until the next Annual General Meeting. Please refer to ‘16.1.2 SUBSEA 7 S.A. Board of Directors’ above for further details.

Thorleif Enger (Independent Non-executive Director): Dr Enger was appointed to the Board of Directors as an Independent Non-executive Director at the 2009 Annual General Meeting and re-appointed at Acergy S.A.’s Annual General Meeting held in May 2010 until the next Annual General Meeting. Dr Enger has over 30 years of experience in the oil and gas industry. He is the former President and Chief Executive Officer of Yara International. He previously served as Executive Vice President of Hydro Agri from 1999 to 2004, Executive Vice President of Oil and Energy for Norsk Hydro from 1996 to 1999, and President of Hydro’s Exploration and Production Division from 1987 to 1996. He was the Chairman of Telenor ASA from 2003 until 2007. Dr Enger is a Board Member of FMC Technologies Inc., Marine Harvest ASA and Spring Energy Norway AS, and was formerly a director of Qafco and served on the supervisory board of E.ON Ruhrgas AG. He has a PhD in Structural Engineering from the University of Colorado, US. Dr Enger is a Norwegian citizen.

Dod Fraser (Independent Non-executive Director): Mr Fraser was appointed to the Board of Directors of Acergy S.A. as an Independent Non-executive Director at Acergy S.A.’s extraordinary general meeting held in December 2009. Mr Fraser was re-appointed at Acergy S.A.’s Annual General Meeting held in May 2010 until the next Annual General Meeting. Please refer to ‘16.1.2 SUBSEA 7 S.A. Board of Directors’ for further details.

Ron Henderson (Independent Non-executive Director): Mr Henderson joined the Board of Directors of Acergy S.A. as an Independent Non-executive Director at the Annual General Meeting held in May 2010 and has been appointed until the next Annual General Meeting. Mr Henderson was Group Finance Director of Network Rail between 2002 and 2009. He was Chief Executive of Tuberail from 2000 to 2001 and before that Finance Director and then Group Finance Director of BICC plc (now Balfour Beatty) between 1987 and 1999. Up to 1987, he held a number of senior positions within Brown & Root. Mr Henderson is a Trustee and Member of Lloyds Register, was previously a member of the UK Auditing Practice Board and is a Chartered Accountant. Mr Henderson is a British citizen.

J. Frithjof Skouverøe (Independent Non-executive Director): Mr Skouverøe joined the Board of Directors of Acergy S.A. as an Independent Non-executive Director in 1993 and was re-appointed at Acergy S.A.’s Annual General Meeting held in May 2010 until the next Annual General Meeting. Mr Skouverøe has been in the offshore business since 1976. He was previously Chief Executive Officer of Stolt-Nielsen Seaway; a predecessor of Acergy S.A. Mr Skouverøe is the active owner of a group of companies operating within industrial and financial investment activities in Norway. He is the longest serving member of Acergy S.A.’s Board of Directors. He has successfully participated in the start-up of new ventures, in projects for turning around and growing companies in a variety of industries throughout his career. He is also on the Board of Bolig Berlin AS, Bordeaux Vinhandel AS and Bergshav Product Tankers KS, Ocean Rig ASA, Viking Forretningsutvikling ASA, NtJ AS, VBK Noralic AS, Eni AS and Concentus AS, all privately owned Norwegian limited companies. He has an MBA from INSEAD and an MSc from the Technical University of Norway. Mr Skouverøe is a Norwegian citizen.

Trond Westlie (Independent Non-executive Director): Mr Westlie has been an Independent Non-executive Director of Acergy S.A. since June 2004 and was re-appointed at Acergy S.A.’s Annual General Meeting held in May 2010 until the next Annual General Meeting. Please refer to ‘16.1.2 SUBSEA 7 S.A. Board of Directors’ for further details.

The business address of each of the Issuer’s current members of the Board of Directors is at the Issuer’s registered office at 412F, route d’Esch, L-2086 Luxembourg, Grand Duchy of Luxembourg.

16.1.5 Acergy S.A.’s current Executive Management Team

Jean Cahuzac (Chief Executive Officer): Please refer to ‘16.1.2 SUBSEA 7 S.A. Board of Directors’ above for further details.

Gaël Cailleaux (Vice President Offshore Resources): Mr Gaël Cailleaux was appointed as Acergy’s Vice President Offshore Resources in September 2009. Offshore Resources incorporates effective management of Acergy’s assets, ensuring projects have optimum vessels, equipment and crew to meet clients’ needs. Mr Cailleaux started his career as a Project Engineer on the Channel Tunnel Project linking mainland Europe to the UK. He joined Acergy S.A. in 1995 and held positions in Asset Management and Operations Management including working on several vessel conversions and upgrade projects and was an Operations Manager in Acergy’s fleet for three years. Prior to his current position Mr Cailleaux was Technical Director for Acergy AFMED. He is a graduate from the Ecole Nationale Supérieure des Arts et Métiers. Mr Cailleaux is a French citizen.

Olivier Carré (Senior Vice President Territory 2): Mr Carré was appointed Acergy’s Senior Vice President Territory 2 in July 2009, incorporating Acergy NAMEX, Acergy SAM and Acergy AFMED. Mr Carré started his career as an engineer with a civil engineering company. He joined Acergy in 1981 as a project engineer and held a number of positions in projects and operations, including that of Project Director on the Girassol SURF Project before being appointed Director for Projects and Operations in July 2003. He is a graduate of the Ecole Spéciale des Travaux Publics. Mr Carré is a French citizen.

Bruno Chabas (Chief Operating Officer): Mr Chabas was appointed as Acergy’s Chief Operating Officer in October 2002, with responsibility for all the day-to-day commercial and operational activity. His scope currently includes Offshore Resources, Operations, Engineering, Business Development and Supply Chain Management. Since joining Acergy Group in 1992 Mr Chabas has held various positions in the UK, France and the US, including that of Chief Financial Officer. He has seen the Acergy Group’s rapid growth from the inside, having lived through all the major acquisitions. He is also director of Foraco International S.A. He holds an MA in Economics from the University of Science at Aix-en-Provence and a Master of Business Administration from Babson College in Massachusetts. Mr Chabas is a French citizen.

Simon Crowe (Chief Financial Officer): Please refer to ‘16.1.3 SUBSEA 7 S.A. Executive Management Team’ above for further details.

Andrew Culwell (Vice President Integration/HSEQ): Mr Culwell joined Acergy’s Executive Management Team in October 2008 as Vice President Health, Safety, Environment and Quality, and was appointed Vice President Integration (Acergy-Subsea 7 combination) in July 2010. Mr Culwell is jointly accountable with the Subsea 7 Vice President Integration for the development and implementation of the integration plan of Acergy and Subsea 7 in accordance with all regulatory, legal and contractual requirements. Mr Culwell has held a wide range of project, operational and functional management roles, onshore and offshore, and has worked in all regions where Acergy operates during his 37 years in the industry, 16 of which have been with Acergy. Mr Culwell is a US citizen.

Jean-Luc Laloë (Senior Vice President M&A and Corporate Development): Mr Laloë joined Acergy’s management team in May 2003, bringing with him over 25 years of international experience in the offshore oil and gas construction industry. As Senior Vice President M&A and Corporate Development, Mr Laloë focuses on the long-term corporate development and evolution of Acergy, together with the associated M&A strategic growth projects. Mr Laloë began his career as a Naval Architect. He has since held a wide variety of positions around the world with Stena Offshore, Coflexip, Coflexip Stena and latterly Technip S.A., including Executive Vice President, North America; Managing Director, UK; Vice President Special Projects in Paris; Chief Financial Officer for Brazil; and Vice President Strategic Planning in Paris. He has a Masters degree in Aeronautical & Space Engineering. Mr Laloë is a French citizen.

Allen Leatt (Senior Vice President Engineering and Chief Technology Officer): Mr Leatt joined Acergy’s Management Team in September 2003 as Chief Technology Officer. Mr Leatt has been responsible for various parts of the business over the last seven years, and is today responsible for the engineering and supply chain management functions within Acergy, including corporate technology development. Mr Leatt began his career in 1977 and was a field engineer with John Laing Construction for a period of five years. He then spent six years at Subsea Offshore as a project engineer and project manager. He joined Technip in 1988, where he held a number of management and executive positions, ultimately as Executive Vice President for the SURF product line, before joining Acergy. He is a Fellow of the Institution of Civil Engineers and a chartered engineer in the UK; he holds a Bachelor of Science (Honours) degree in Civil Engineering from Aston University and Master of Business Administration from Cranfield University. Mr Leatt is a British citizen.

Øyvind Mikaelsen (Senior Vice President Territory 1): Mr Mikaelsen was appointed Senior Vice President Territory 1 in July 2009, incorporating Acergy AME and Acergy NEC. Mr Mikaelsen began his career as a Contracts Coordinator with Kvaerner Rosenberg A/S from 1988 to 1990 and a Cost and Contracts Engineer with Norske Shell from 1990 to 1992. He joined Acergy in 1992 and has held a variety of positions, including contracts administration, project management and sales and marketing. In 2001, he was appointed Vice President Subsea Construction product line, based in Aberdeen, a position he held until 2003 when he was appointed as Vice President of the Northern Europe and Canada Region. His held this position until his present appointment in July 2009. He was a Board Director of the OLF, the Norwegian Oil Industry Association from 2009 to 2010 and a member of the Oil & Energy Minister’s advisory board from 2006 to 2009. He has served as a member of DnV’s advisory board since 2007. He holds a Master of Science degree from the University of Trondheim in Norway. Mr Mikaelsen is a Norwegian citizen.

Johan Rasmussen (Senior Vice President & General Counsel): Mr Rasmussen serves as Senior Vice President and General Counsel. He joined Acergy in 1988 as an in-house Legal Advisor and was promoted to the position of General Counsel in March 1996. Prior to joining Acergy, Mr Rasmussen served with a subdivision of the Norwegian Ministry of Defence and as a Deputy Judge in the Haugesund District Court from 1986 to 1988. Mr Rasmussen has a Law Degree from the University of Oslo in Norway, is a Norwegian attorney-at-law and a member of the Norwegian Bar Association. Mr Rasmussen is also Acergy’s representative on the International Marine Contractors Association (‘IMCA’) and currently serves as President of this Association. He is a director of IMCA Trading Ltd. Mr Rasmussen is a Norwegian citizen.

Keith Tipson (Senior Vice President Human Resources): Please refer to ‘16.1.3 SUBSEA 7 S.A. Executive Management Team’ above for further details.

The business address for all members of the Executive Management Team of Acergy S.A. is the registered office of Acergy S.A.: c/o 412F, route d’Esch, L-2086 Luxembourg.

16.1.6 Subsea 7 Inc.’s current Board of Directors

Kristian Siem (Chairman): Mr Siem has been a board member since January 2002. His current term ends at the Annual General Meeting in 2011. Please refer to ‘16.1.2 SUBSEA 7 S.A. Board of Directors’ above for further details.

Mel Fitzgerald (Chief Executive Officer): Mr Fitzgerald is a member of the board of directors of Subsea 7 Inc. and the Chief Executive Officer of Subsea 7 Inc. since May 2007. His current term ends at the Annual General Meeting in 2012. Please refer to ‘16.1.2 SUBSEA 7 S.A. Board of Directors’ above for further details.

Michael Delouche (Non-executive Director): Mr Delouche joined Siem Industries Inc. in 1991 and is the President and the Secretary and is responsible for its financial and corporate management functions. Mr. Delouche holds a civil engineering degree and an MBA and was previously an audit manager with KPMG Peat Marwick LLP. Mr Delouche has been a board member since July 2003. His current term ends at the annual general meeting in 2011. Mr Delouche is a director of STAR Reefers Inc., Siem Offshore Inc. and Siem Car Carriers Inc. Previously, Mr Delouche served as a director of Siem Industries Inc. until May 2007. Mr Delouche is a US citizen.

Arild Schultz (Non-executive Director): Mr Schultz has been a member of the board of directors of Subsea 7 Inc. since August 2002. His current term ends at the Annual General Meeting in 2011. Please refer to ‘16.1.2 SUBSEA 7 S.A. Board of Directors’ above for further details.

Allen L Stevens (Non-executive Director): Mr Stevens has been a member of the board of directors of Subsea 7 Inc. since December 2005. His current term ends at the Annual General Meeting in 2012. Please refer to ‘16.1.2 SUBSEA 7 S.A. Board of Directors’ above for further details.

The directors of Subsea 7 Inc. are subject to re-election by the shareholders every two years. Mel Fitzgerald and Allen L Stevens were re-elected at Subsea 7 Inc. Annual General Meeting on May 10, 2010.

The business address for all directors of Subsea 7 Inc. is at the registered office of Subsea 7 Inc.: PO Box 309, South Church Street, Grand Cayman, KY1-1104, Cayman Islands

The board of directors of Subsea 7 Inc. will be reconstituted after Completion.

16.1.7 Subsea 7 Inc.’s current Executive Management Team

Mel Fitzgerald (Chief Executive Officer): Please refer to ‘16.1.2 SUBSEA 7 S.A. Board of Directors’ above for further details.

David Cassie (Executive Vice President, Client Relations): Mr Cassie is a Chartered Quantity Surveyor with over 25 years oil and gas experience in both commercial and operational roles. He began his career with Construction John Brown and Press & Worley Offshore and from there moved to Britoil before moving into the subsea sector with Wharton Williams in 1985. Recruited by Stena Offshore as Commercial Manager, Mr Cassie undertook a number of posts including Managing Director, for the merged company Coflexip Stena Offshore before assuming the position of Senior Executive Vice President in 2001, responsible for the North Sea, Canada and Caspian Region. Mr Cassie joined Subsea 7 Inc. as Executive Vice President — Commercial in October 2002. In March 2010 Mr Cassie took up the new position of Executive Vice President, Client Relations. Mr Cassie is a British citizen.

John Evans (Chief Operating Officer): Please refer to ‘16.1.3 SUBSEA 7 S.A. Executive Management Team’ above for further details.

Barry Mahon (Chief Financial Officer): Mr Mahon commenced his professional career with KPMG in Dublin and qualified as a Chartered Accountant in 1987. He transferred with KPMG to Perth, Western Australia until 1992 when he joined an Australian publicly listed company, Orbital Engine Corporation Ltd, as its Group Financial Controller & Company Secretary. In 1996 he joined Halliburton as its Shared Services Manager with responsibility for all business support functions for their operations in Australia & New Zealand. In 2000 he accepted a posting to Aberdeen for Halliburton Subsea as its Business Services Director. Barry joined Subsea 7 Inc. as Chief Financial Officer in June 2004. Mr Mahon is an Irish Citizen.

Steve Wisely (Executive Vice President, Commercial): Please refer to ‘16.1.3 SUBSEA 7 S.A. Executive Management Team’ above for further details.

The business address for all members of the Executive Management Team of Subsea 7 Inc. is at the registered office of Subsea 7 Inc.: PO Box 309, South Church Street, Grand Cayman, KY1-1104, Cayman Islands.

The management of the Combined Group will be assumed by SUBSEA 7 S.A.’s Executive Management Team upon Completion.

Except as listed and set forth above, no director has, within the last five years, held any directorship of any company or been a partner in any partnership which is material in the context of the combination (other than companies in the Acergy Group and the Subsea 7 Inc. Group and companies which are subsidiaries of companies of which the director is or was a member).

None of the persons listed above is related to one another by blood or marriage.

None of the persons listed above has, in the five years prior to the date of this prospectus:

•	been convicted in relation to fraudulent offences; or

•	been a director, partner, founder or senior manager of any entity which has been the subject of a judicial liquidation, declared bankrupt or placed in receivership; or

•

been the subject of any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies), or been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer, or from acting in the management or conduct of the affairs of any issuer.

Except as disclosed in section ‘XV. Material Contracts and Related Party Transactions — 15.4 Subsea related party transactions’, neither Acergy S.A. nor Subsea 7 Inc. is aware of any conflict of interest between the private interests or other duties of the members of Acergy S.A. or Subsea 7 Inc.’s board of directors and their duties and responsibilities to Acergy S.A. or Subsea 7 Inc.

16.2 Agreements between the Issuer and the members of the Board of Directors or major shareholders

16.2.1 Rights of nominations to the Board of Directors

See ‘6.16.2 The Relationship Agreement’ for further details.

16.2.2 Restrictions on shareholdings

See ‘6.16.2 The Relationship Agreement’ for further details.

16.2.3 Service Agreement with Siem Industries Inc.

See ‘16.5.3. Subsea 7 Inc.’ within this section for further details.

16.3 Board of Directors indemnification rights

Pursuant to article 21 of the Proposed Articles of Incorporation, subject to the exceptions and limitations listed therein, every person who is, or has been, a director of the Board or officer of the Issuer shall be indemnified by the Issuer to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceedings in which he becomes involved as a party or otherwise by virtue of his being or having been such director or officer and against amounts paid or incurred by him in the settlement thereof. Article 21 provides that no indemnification shall be provided to any director or officer (i) against any liability to the Issuer or its shareholders by reason of wilful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office; (ii) with respect to any matter as to which he shall have been finally adjudicated to have acted in bad faith and not in the interest of the Issuer; or (iii) in the event of a settlement, unless the settlement has been approved by a Court of competent jurisdiction or by the Board of Directors.

16.4 Conflicts of interest

Any director having an interest in a transaction submitted for approval to the Board of Directors conflicting with the Issuer’s interest, shall be obliged to advise the Board of Directors thereof and to cause a record of his statement to be included in the minutes of the meeting. He or she may not take part in these deliberations. At the next following general meeting, before any other resolution is put to the vote, a special report shall be made on any transactions in which any of the directors may have had an interest conflicting with the Issuer’s interest.

A transaction between the Issuer and another company or entity in which such director has an interest may also be subject to such restriction.

However such restrictions on the voting rights of a director in case of conflict of interest do not apply if such director owns less than 5% of the company or other entity whose contract or agreement with the Issuer is submitted for approval by the Board of Directors.

In addition, under article 20 of the Proposed Articles of Incorporation of SUBSEA 7 S.A., any transaction, other than in the ordinary course of business, between SUBSEA 7 S.A., or a member of its group, and a person or entity (i) which holds or controls, alone or in concert with others, at least 5% of the voting rights in SUBSEA 7 S.A., or who is represented on the Board by a director, or (ii) in which a director has an interest in excess of 20% of such entity’s shares, must be approved by a majority of the unaffected independent directors of SUBSEA 7 S.A. The affected director(s) may not deliberate or vote in respect of such transaction and will not be counted for the purposes of whether a quorum is present.

16.5 Remuneration and benefits

16.5.1 SUBSEA 7 S.A.

No decision has been taken as to the remuneration of the Board of Directors, the Chief Executive Officer or members of the Executive Management Team of SUBSEA 7 S.A., nor have any decisions been made as to any severance or other payments to management in connection with the Combination.

16.5.2 Acergy S.A.

The remuneration package of the Chief Executive Officer is determined by the Board of Directors of Acergy S.A., on the recommendation of Acergy S.A.’s Compensation Committee. The compensation of the Chief Executive Officer, Jean Cahuzac, for fiscal year 2009 was $2.1 million and included base salary, bonus, benefits-in-kind and pension contributions. This excludes compensation paid under the incentive plans described below. Effective April 14, 2008, as a component of his compensation package, he was awarded 20,000 restricted shares under the Restricted Share Plan mentioned below.

Details of the fees paid to Non-executive Directors of Acergy S.A. for the fiscal year to November 30, 2009 are set out below:

Name	Annual Fee ($)	Chairman of Committee ($)	Member of Audit Committee ($)	Member of Governance and Nomination Committee ($)	Member of Compensation Committee ($)	2009 Total ($)
Sir Peter Mason, KBE FREng	119,384	11,455	11,339	16,000	16,000	174,178
Mark Woolveridge (a)	76,055	1,690	—	7,605	—	85,350
Tom Ehret	70,000	—	—	16,000	16,000	102,000
George H. Doremus (a)	33,274	—	10,220	—	7,605	51,099
Thorleif Enger (b)	36,918	—	—	—	—	36,918
James B. Hurlock (a)	33,274	—	10,220	7,605	—	51,099
J Frithjof Skouverøe	70,000	—	21,500	16,000	—	107,500
Trond Westlie	70,000	7,500	21,500	—	6,000	115,000

(a)	Retired May 22, 2009
(b)	Appointed May 22, 2009

No fees were paid during fiscal year 2009 to Dod Fraser or Ron Henderson, who were appointed to the Board of Directors on December 17, 2009 and May 28, 2010 respectively. Acergy S.A. Non-executive Directors do not receive pension contributions, benefits-in-kind or bonuses. None of the Non-executive directors of Acergy S.A. has a service contract with Acergy S.A. or any of its subsidiaries.

Non-executive Directors were previously eligible to participate in share option plans. However, a review was undertaken, based on advice provided by external advisors, as a result of which Non-executive Directors agreed to the cancellation of share options awarded to them in March 2008. Options awarded prior to March 2008 and still held by Acergy S.A. Non-executive Directors are as follows:

Name of Director	Date of Grant	Number	Exercise Price ($)	Date of Expiry
Sir Peter Mason, KBE FREng	November 21, 2006	5,000	19.45	November 20, 2016
Tom Ehret	November 22, 2005	33,750	10.32	November 21, 2015
	November 21, 2006	50,000	19.45	November 20, 2016
Thorleif Enger		Nil
Dod Fraser		Nil
Ron Henderson		Nil
J Frithjof Skouverøe	November 12, 2004	5,000	5.02	November 11, 2014
	November 22, 2005	5,000	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016
Trond Westlie	November 12, 2004	5,000	5.02	November 11, 2014
	November 22, 2005	5,000	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016

Total		118,750

The aggregate compensation for the ten current members of the Acergy S.A. Executive Management Team (excluding Jean Cahuzac, whose remuneration is provided separately, and Gaël Cailleaux, whose position was added to the Acergy S.A. Executive Management Team subsequent to the 2009 fiscal year end) for fiscal year 2009 was $7.5 million. This includes base salary, bonus, benefits-in-kind, pension contributions and an element of performance bonus which is related to the future development of the Acergy Group’s share price. Share options held by the Acergy S.A. Executive Management Team, and details of long-term incentive arrangements are shown below. The remuneration of the Acergy S.A. Executive Management Team is determined by the Compensation Committee. Salary levels were reviewed by the Compensation Committee in February 2009 and it was agreed that basic salaries should not be increased. Bonus targets for the Acergy S.A. Executive Management Team for 2009 were set by the Compensation Committee, based on a combination of Acergy EBITDA, net income and order intake.

No Acergy S.A. director or member of the Executive Management Team has a service contract with Acergy S.A. or any of its subsidiaries providing for benefits upon termination of employment, other than standard contractual notice provisions.

No amounts have been set aside or accrued by Acergy S.A. or its subsidiaries to provide pension, retirement or similar benefits to the Acergy S.A. directors or Acergy S.A. Executive Management Team members listed above.

Information on options and share awards made to Acergy S.A.’s Executive Management Team can be found under ‘16.9 Shareholdings and stock options’.

16.5.3 Subsea 7 Inc.

Subsea 7 Inc.’s directors receive remuneration in accordance with their individual roles. For all non-executive directors, remuneration is not linked to the performance of Subsea 7 but is based on participation at meetings and sub-committees. The directors are encouraged to own shares in Subsea 7 but do not participate in any incentive or share option schemes, with the exception of Mr Fitzgerald. The remuneration of the Subsea 7 Inc. board of directors is approved at Subsea 7 Inc.’s Annual General Meeting annually.

The compensation of the Chief Executive Officer of Subsea 7 Inc., for fiscal year 2009 was $1.1 million and included base salary, bonus and benefits-in-kind. This includes a $0.2 million IFRS 2 charge for compensation paid under the incentive plans described below.

Share options and restricted stock awards held by the Chief Executive Officer at June 30, 2010 were as follows:

Date of Grant	Number	Exercise Price ($)	Date of Expiry
2005	166,500	29.49	2015
2009 — Restricted stock	32,873	—	—

The annual fees payable to each of the directors who served during fiscal year 2009, excluding Mr Siem, Mr Delouche and Mr Fitzgerald were $25,000 (2008: $25,000). The fees payable to Mr Siem and Mr Delouche are included in fees totalling $800,000 (2008: $800,000) payable to Siem Industries Inc., a related party, for services rendered during the year.

With the exception of Mr Fitzgerald, none of the directors had any entitlement to share options or restricted shares.

The aggregate compensation for the four members of the Subsea 7 Inc. Executive Management Team for the year ended December 31, 2009 (excluding Mr Fitzgerald, whose remuneration is provided separately, and Mr Wisely, whose appointment to the Subsea 7 Inc. Executive Management Team occurred subsequent to the 2009 year end, but including Mr Willem van der Graaf who was acting as Executive Vice President — Commercial during 2009) was $4.2 million. This includes base salary, bonus, benefits-in-kind, pension contributions and the IFRS 2 charge for share based payments. Share options held by the Subsea 7 Inc. Executive Management Team, and details of long-term incentive arrangements are shown below.

The remuneration of the Subsea 7 Inc. Executive Management Team is determined by the Compensation Committee. During 2005, the shareholders approved the implementation of a share option plan designed to promote value creation and align the interests of executive management and other senior employees with those of the shareholders. Options vest in equal proportions on a quarterly or annual basis over a period of time, generally five years. Options vested cannot be exercised until at least one year after grant. During 2009, the shareholders approved a restricted stock award plan. The restricted shares vest in either three or five years. Bonus targets for the Subsea 7 Inc. Executive Management Team for 2009 were set by the Compensation Committee, based on a combination of Subsea 7 Adjusted EBITDA, cost reduction targets and individual scorecard objectives.

No amounts have been set aside or accrued by Subsea 7 to provide pension, retirement or similar benefits at December 31, 2009 other than routine accruals to be paid into defined contribution schemes.

16.6 Board Committees

16.6.1 SUBSEA 7 S.A.

After Completion, in accordance with article 18 of the Proposed Articles of Incorporation, the Board of Directors may set up a Management Committee, a Remuneration Committee, a Corporate Governance and Nominations

Committee and an Audit Committee. The Board of Directors may appoint directors as well as persons who are not directors to the Committees. No director who directly or indirectly (through his associates or affiliates or otherwise) owns more than 10% of the Shares in the Issuer may be appointed as the Chairman of the Corporate Governance and Nominations Committee. Any Committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board of Directors and their composition and functioning, as well as the definition of ‘independent director’ shall at all times comply with the rules and codes of corporate governance of the stock exchange on which the Issuer is primarily listed which at the date of this prospectus is NASDAQ Global Select Market. The initial membership of each Committee of the Board of Directors of SUBSEA 7 S.A. shall be determined prior to Completion jointly by the Chairman and the Senior Independent Director of SUBSEA 7 S.A..

Audit Committee

Terms of reference will satisfy the requirements of applicable law and NASDAQ Global Select Market, and will be in accordance with the Proposed Articles of Incorporation. Under Luxembourg law an Audit Committee is required as a minimum to:

•	monitor the financial reporting process;

•	monitor the effectiveness of the Group’s internal control, internal audit and, where applicable, risk management systems;

•	monitor the statutory audit of the annual and consolidated accounts of the Group;

•	review and monitor the independence of the auditor of the Group, and in particular with respect to the provision of additional non-audit services to the Combined Group;

•	make recommendations with respect to the selection and the appointment of the Combined Group’s auditor; and

•	review the report from the auditor on key matters arising from the statutory audit, and in particular on material weaknesses in internal control in relation to the financial reporting process.

Corporate Governance and Nominations Committee

Terms of reference will satisfy the requirements of applicable law and the NASDAQ Global Select Market and will be in accordance with the Proposed Articles of Incorporation.

Remuneration Committee

Terms of reference will satisfy the requirements of applicable law and the NASDAQ Global Select Market and will be in accordance with the Proposed Articles of Incorporation.

16.6.2 Acergy S.A.

Acergy S.A.’s Board of Directors has appointed an Audit Committee, a Compensation Committee and a Governance and Nomination Committee.

Audit Committee

The Acergy S.A. Audit Committee has the following members:

Name:	Position:
Trond Westlie	Chairman
J Frithjof Skouverøe	Member
Ron Henderson	Member

The Acergy S.A. Audit Committee has overall responsibility for overseeing the accounting and financial processes of Acergy and is directly responsible for the appointment, compensation, retention and oversight of the work of Acergy’s external auditor. In particular, the main duties of the Acergy S.A. Audit Committee are summarised as follows:

•	to approve the appointment and fees of Acergy’s external auditor;

•	to oversee the work of Acergy’s external auditor and approve the scope of the audit;

•	to oversee the resolution of any disagreements between management and Acergy’s external auditor;

•	to approve, in advance, all non-audit services provided by Acergy’s external auditor;

•	to review the quarterly, semi-quarterly and annual financial statements before their approval by Acergy S.A.’s Board of Directors;

•	to oversee all aspects of the work of Acergy’s internal audit function;

•	to continually review the effectiveness of internal control systems; and

•

to deal with complaints received directly or via management, including information received confidentially and anonymously, in relation to accounting, financial reporting, internal controls and external audit issues.

Compensation Committee

The Acergy S.A. Compensation Committee has the following members:

Name:	Position:
Tom Ehret	Chairman
Thorleif Enger	Member
Dod Fraser	Member

The Acergy S.A. Compensation Committee reviews and decides upon issues of compensation strategy, management appointments and compensation awards. In matters relating to Acergy S.A.’s Chief Executive Officer, the Acergy S.A. Compensation Committee’s remit is confined to making recommendations to the Acergy S.A. Board of Directors. The Acergy S.A. Compensation Committee’s main duties are summarised below:

•	to recommend performance targets for Acergy S.A.’s Chief Executive Officer for approval by the Acergy S.A. Board of Directors;

•	to recommend to the Acergy S.A. Board of Directors any change to the Chief Executive Officer’s remuneration, including salary, incentive and stock option awards;

•

to review annually with the Chief Executive Officer the career development plans and succession plans of the Chief Executive Officer and his direct reports and consider the adequacy of available managerial talent in the Acergy Group and report to the Acergy S.A. Board of Directors;

•	to review each year with the Chief Executive Officer the performance of senior management;

•

to review management’s proposals for compensation strategy in order to determine whether they are appropriate for the business in which Acergy operates, are competitive, and are structured to attract and retain key staff of the required calibre;

•	to review the effectiveness of existing long-term compensation plans and consider whether any changes to existing plans or other types of plan are appropriate; and

•	to review all benefit plans proposed by management or changes to existing plans.

Governance and Nomination Commitee

The Acergy S.A. Governance and Nomination Committee has the following members:

Name:	Position:
Sir Peter Mason, KBE FREng	Chairman
Tom Ehret	Member
Thorleif Enger	Member

The Acergy S.A. Governance and Nomination Committee assists the Board of Directors with respect to matters relating to governance and succession. The Acergy S.A. Governance and Nomination Committee’s main duties are summarised below:

•

to establish, review and make recommendations to the Board of Directors regarding Board composition and structure and review and evaluate the performance and effectiveness of the Board of Directors annually;

•	to review and make recommendations to the Board of Directors regarding the nature and duties of Board Committees;

•	to evaluate potential candidates for election or re-election as Directors and for service on each Board Committee;

•

to interview those candidates whom the Board decides are qualified candidates and make the final recommendation to the Board of Directors as to whom the Board of Directors should propose for appointment as directors;

•

to review from time to time the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board of Directors, including such factors as business experience, diversity, personal skills in technology, finance, marketing, international business, financial reporting and the areas that are expected to contribute to an effective Board of Directors;

•	to consider questions of possible conflicts of interest of Board members and senior executives

•	to consider matters of corporate governance, and establish and review Corporate Governance Guidelines; and

•	to review the performance of the Chief Executive Officer annually, and establish and review annually a plan for Chief Executive Officer succession.

16.6.3 Subsea 7 Inc.

Subsea 7 Inc.’s board of directors has set up an Audit Committee and a Compensation Committee.

Audit Committee

The Subsea 7 Inc. Audit Committee has the following members:

Name:	Position:
Kristian Siem	Chairman
Michael Delouche	Member
Allen L Stevens	Member

The Subsea 7 Inc. Audit Committee is responsible for overseeing the accounting, auditing and financial reporting practices of Subsea 7 Inc.

The main duties of the Subsea 7 Inc. Audit Committee are summarised below:

•	to review the annual financial statements before their approval by the Subsea 7 Inc. board of directors, or the Chairman of Subsea 7 Inc.’s board of directors, acting on its behalf;

•	to consider the integrity of Subsea 7’s financial processes and controls incorporating the management of financial risks;

•	to review the performance and independence of external auditors and annually recommend to the Subsea 7 Inc. board of directors their reappointment or discharge;

•	to review the plan, including the audit scope, results and fees for the annual audit and approve all other professional services (including fees) to be provided by the external auditors;

•	to oversee all aspects of the work of the Subsea 7’s internal audit function; and

•

to maintain a process to enable the confidential communication between an individual and the Subsea 7 Inc. Audit Committee of any issues affecting the operational, financial or other activities if Subsea 7 that may potentially affect the integrity of financial reporting systems and related controls or that may otherwise be ethical in nature.

Compensation Committee

The Subsea 7 Inc. Compensation Committee comprises Kristian Siem and Arild Schultz. The Subsea 7 Inc. Compensation Committee reviews and decides upon issues of compensation strategy and compensation awards. In matters relating to the Subsea 7 Inc. Chief Executive Officer and the Subsea 7 Inc. Executive Management Team, the Subsea 7 Inc. Compensation Committee’s remit is confined to making recommendations to the Subsea 7 Inc. board of directors. The Subsea 7 Inc. Compensation Committee’s main duties are summarised below:

•

to review and approve, on an annual basis, the corporate goals and objectives relevant to the compensation and benefits of the Subsea 7 Inc. Chief Executive Officer and all other executive officers of Subsea 7 Inc.;

•

to recommend to the Subsea 7 Inc.’s board of directors the level of compensation and benefits of the Chief Executive Officer and all other executive officers. In determining the long-term incentive component of compensation and benefits, the Subsea 7 Inc. Compensation Committee shall consider Subsea 7 Inc.’s performance and the value created for the shareholders of Subsea 7 Inc.;

•	to review and approve on an annual basis the evaluation process and compensation for Subsea 7 Inc’s senior management;

•	to provide oversight of management’s decisions concerning the performance and compensation of other employees;

•	to review and approve all stock option grants to the Chief Executive Officer, executive management, senior management and all other employees of Subsea 7;

•	to review and approve all bonuses to be paid by Subsea 7.

16.7 Corporate governance

16.7.1 Acergy S.A.

Acergy S.A. is a ‘Société Anonyme Holding’ incorporated in the Grand Duchy of Luxembourg under the Luxembourg law of August 10, 1915 on commercial companies, as amended. As a company incorporated in the Grand Duchy of Luxembourg, and quoted on both the NASDAQ Global Select Market and Oslo Børs, Acergy S.A. is subject to a number of different laws and regulations with respect to corporate governance. Acergy S.A. complies with the Luxembourg corporate governance requirements, as well as the requirements of the NASDAQ Global Select Market and the Norwegian Code of Practice for Corporate Governance 2009, where appropriate. Further details can be found in the section ‘Corporate Governance’ in the Acergy S.A. 2009 Annual Report incorporated by reference herein.

16.7.2 Subsea 7 Inc.

As a company incorporated in the Cayman Islands, Subsea 7 Inc. is subject to Cayman Islands laws and regulations with respect to corporate governance. Cayman Islands corporate law is to a great extent based on English law. Furthermore, as a consequence of being listed on Oslo Børs, Subsea 7 Inc. must comply with relevant aspects of Norwegian securities law and is also obligated to adhere to the Norwegian Code of Practice for Corporate Governance 2009 (the ‘Norwegian Code’) on a ‘comply or explain’ basis. Subsea 7 Inc. is committed to ensuring that high standards of corporate governance are maintained and supports the principles set out in the Norwegian Code. However, since Subsea 7 is governed by Cayman Islands laws and regulations, certain practices are applied which deviate from some of the recommendations of the Norwegian Code.

16.7.3 SUBSEA 7 S.A.

As a company incorporated in Luxembourg, and quoted on both the NASDAQ Global Select Market and Oslo Børs, SUBSEA 7 S.A. will be subject to the same laws and regulations with respect to corporate governance as Acergy S.A..

Further information on the corporate governance of SUBSEA 7 S.A. can be found under ‘16.1 The Board of Directors of SUBSEA 7 S.A. — 16.1.1 General’, ‘16.2 Agreements between the Issuer and the members of the Board of Directors or major shareholders’, ‘16.4 Conflicts of Interest’ and ‘16.6 Board Committees’ of this section.

16.8 Employees

Following Completion it is anticipated that the Combined Group will employ some 12,000 people. See ‘VII. Business and Industry — 7.14 Acergy employees’ and ‘VII. Business and Industry — 7.15 Subsea 7 employees’.

16.9 Shareholdings and stock options

At August 31, 2010 Acergy had 3,134,289 share options outstanding and Subsea 7 had 368,000 share options outstanding.

16.9.1 Acergy S.A.

Acergy operates a number of long-term incentive arrangements to reward and incentivise key management. These are summarised below:

Senior Management Incentive Plan (‘SMIP’)

As a condition to a bonding facility agreement which was finalised in 2004, there was a requirement to put in place a Key Staff Retention Plan (‘KSRP’), now called the SMIP, in order to secure the services of certain senior executives. The SMIP provided for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the Acergy S.A. Compensation Committee, included targets for net profit, management team retention, bonding lines, internal controls over accounting and audit activities, business growth and restructuring. No compensation was awarded for fiscal year 2009 and no further awards will be made under this plan. The options under the SMIP are exercisable until ten years after their date of grant.

Restricted Share Plan

In March 2008 the Acergy S.A. Board of Directors approved and adopted a restricted share plan to provide a retention incentive to selected senior executives. The plan stipulates that the number of free shares (without any cash compensation) that may be awarded under the plan may not exceed an average of 350,000 shares over a three year period. During the three year restricted plan period, participants are not permitted to sell or transfer shares but will be entitled to dividends. The dividends will be held by Acergy S.A. until the restricted period lapses during fiscal year 2011. In April 2008, 65,000 restricted shares were issued to selected senior executives as part of the retention incentive of the plan. These shares had a fair value representing their weighted average market price which was $22.23 on the date of issue. No further restricted shares have been issued under the Restricted Share Plan.

Executive Deferred Incentive Scheme 2008

In March 2008 the Acergy S.A. Board of Directors approved and adopted a deferred incentive scheme for selected senior executives including stipulating the number of shares that may be awarded. The scheme enables the executives to invest, on a voluntary basis, up to 50% of their annual bonus into shares of Acergy S.A. which Acergy S.A. will match by an equivalent number of shares at the end of three years subject to performance conditions. The value of all deferred bonus was used to purchase an aggregate of 17,797 shares based upon the prevailing share price on March 31, 2008 which was $21.35. The matched element is conditional upon the growth of earnings per share over the three years to November 30, 2010.

Executive Deferred Incentive Scheme 2009

In February 2009 the Acergy S.A. Board of Directors approved and adopted a deferred incentive scheme for selected senior executives. The scheme enables the executives to invest, on a voluntary basis, up to 50% of their annual bonus into shares of Acergy S.A. which Acergy S.A. will match in cash at the end of three years subject to performance conditions. The value of the bonus deferred was used to purchase 58,374 shares based upon the prevailing share price on April 17, 2009 which was $7.64. The matched element is conditional upon achieving target total shareholder return over the three years to March 2012 and is conditional on the shares being held for three years.

Special Incentive Plan 2009

Subsequent to November 30, 2009, but prior to the adoption of the 2009 Long-Term Incentive Plan described below, and as an interim measure, Acergy put in place the Special Incentive Plan 2009 (‘SIP 2009’), a cash-settled incentive plan designed to provide awards to selected executives and key employees, thus further aligning their interests with those of shareholders. Awards under the SIP 2009 are in the form of a cash bonus, payable in April 2012, of between zero and twelve months’ base salary, dependent on the average Acergy S.A. share price as quoted on the NASDAQ Global Select Market between January 1, 2012 and March 31, 2012. If the average share price over that period is $8.75 or less, no cash bonus will be payable. If the average share price over that period is $35.00 or more, a cash bonus equal to twelve months’ base salary will be payable. If the average share price over that period is between $8.75 and $35.00, a cash bonus equal to between zero and twelve months’ base salary will be payable, calculated on a straight-line basis pro rata to the share price. Awards under the SIP 2009 are capped at the equivalent of twelve months’ base salary. No other performance criteria apply.

2009 Long-Term Incentive Plan

The Acergy 2009 Long-Term Incentive Plan (‘2009 LTIP’) was approved by Acergy S.A.’s shareholders at the extraordinary general meeting on December 17, 2009. The 2009 LTIP is an essential component of Acergy’s compensation policy, and was designed to place Acergy on a par with competitors in terms of recruitment and retention abilities. The 2009 LTIP provides for whole share awards, which vest after three years, based on the following performance conditions:

Performance conditions are based on relative Total Shareholder Return (‘TSR’) against a specified comparator group of 14 companies determined over a three year period. Subsea 7 Inc. is currently one of the 14 comparator companies and will cease to form part of the comparator group with effect from Completion. Acergy would have to deliver TSR above the median for any awards to vest. At the median level, only 30% of the maximum award would vest. The maximum award would only be achieved if Acergy achieved top decile TSR (i.e. if, when added to the comparator group, Acergy was first or second, in terms of TSR performance). In addition, individual award caps have been introduced. No senior executive or other employee may be granted shares under the 2009 LTIP in a single calendar year that have an aggregate fair market value in excess of 150%, in the case of senior executives, or 100%, in the case of other employees, of his or her annual base salary as of the first day of said year. Additionally, a holding requirement for senior executives has been introduced. Senior executives must hold 50% of all awards that vest until they have built up a shareholding of 1.5 times salary, which must be maintained.

The first tranche of awards under the 2009 LTIP was made on April 8, 2010. Awards were made over 970,000 performance shares, subject to the 2009 LTIPs’ performance conditions, in conjunction with which 583,000 were transferred to an Employee Benefit Trust at the closing share price on the Oslo Stock Exchange on April 9, 2010 from Treasury Shares previously held indirectly by Acergy Investing Ltd. The 2009 LTIP currently covers approximately 100 senior managers and key employees. Grants are determined by the Acergy Compensation Committee, which is responsible for operating and administering the plan. The 2009 LTIP has a five-year term with awards being made annually. The aggregate number of shares subject to all awards which may be granted in any calendar year is limited to 0.5% of issued and outstanding share capital on January 1 of each such calendar year.

Acergy’s Executive Management Team holds the following options over shares in Acergy S.A.:

Name	Date of Grant	Number	Exercise Price ($)	Date of Expiry
Jean Cahuzac	April 14, 2008	100,000	24.20	April 13, 2018

Gaël Cailleaux	May 9, 2001	500	13.56	May 8, 2011
	November 12, 2004	8,000	5.02	November 11, 2014
	November 22, 2005	4,500	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016
	March 12, 2008	8,000	22.52	March 11, 2018

Olivier Carré	November 22, 2005	10,000	10.32	November 21, 2015
	November 21, 2006	25,000	19.45	November 20, 2016
	March 12, 2008	35,000	22.52	March 11, 2018

Bruno Chabas	December 5, 2003	5,625	2.24	December 4, 2013
	May 14, 2004	105,834	2.30	May 13, 2014
	November 22, 2005	24,374	10.32	November 21, 2015
	November 21, 2006	35,000	19.45	November 20, 2016
	March 12, 2008	25,000	22.52	March 11, 2018

Simon Crowe		Nil

Andrew Culwell	May 9, 2001	1,000	13.56	May 8, 2011
	December 3, 2001	1,000	6.25	December 2, 2011
	March 17, 2003	1,000	1.19	March 16, 2013
	December 5, 2003	10,000	2.24	December 4, 2013
	November 12, 2004	6,000	5.02	November 11, 2014
	November 22, 2005	4,500	10.32	November 21, 2015
	November 21, 2006	4,500	19.45	November 20, 2016
	March 12, 2008	6,000	22.52	March 11, 2018

Jean-Luc Laloë	May 20, 2003	2,500	1.96	May 19, 2013
	December 3, 2003	13,750	2.24	December 2, 2013
	November 22, 2005	16,500	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016
	March 12, 2008	15,000	22.52	March 11, 2018

Allen Leatt	September 25, 2003	2,500	1.62	September 24, 2013
	December 3, 2003	7,500	2.24	December 2, 2013
	November 22, 2005	16,500	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016
	March 12, 2008	15,000	22.52	March 11, 2018

Øyvind Mikaelsen	May 14, 2004	60,000	2.30	May 13, 2014
	November 12, 2004	3,300	5.02	November 11, 2014
	November 22, 2005	18,750	10.32	November 21, 2015
	November 21, 2006	30,000	19.45	November 20, 2016
	March 12, 2008	15,000	22.52	March 11, 2018

Johan Rasmussen	December 3, 2003	13,750	2.24	December 2, 2013
	May 14, 2004	30,000	2.30	May 13, 2014
	November 12, 2004	6,050	5.02	November 11, 2014
	November 22, 2005	16,500	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016
	March 12, 2008	15,000	22.52	March 11, 2018

Keith Tipson	November 22, 2005	22,000	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016
	March 12, 2008	15,000	22.52	March 11, 2018

Total		858,433

In addition, the following share awards were made on April 8, 2010 to members of Acergy’s Executive Management Team under the 2009 LTIP:

Name	Award (Maximum number of Acergy S.A. Shares vesting)
Jean Cahuzac	70,000
Gaël Cailleaux	24,000
Olivier Carré	35,000
Bruno Chabas	50,000
Simon Crowe	44,000
Andrew Culwell	10,000
Jean-Luc Laloë	25,000
Allen Leatt	32,000
Øyvind Mikaelsen	35,000
Johan Rasmussen	25,000
Keith Tipson	32,000

Total	382,000

The Combination is not expected to have any material impact on the terms of the subsisting Acergy S.A. share awards, options and incentive plans.

16.9.2 Subsea 7 Inc.

Share Option Plan

During 2005, the shareholders of Subsea 7 Inc. approved the implementation of a share option plan designed to promote value creation and align the interests of executive management and other senior employees with those of the shareholders.

The exercise price of the options granted is equal to the market price of the shares on the grant date.

Options vest in equal proportions on a quarterly or annual basis over a period of time, generally five years. Options vested cannot be exercised until at least one year after grant. The options are only exercisable within seven days after the announcement of quarterly results.

All proposals to issue share options or restricted shares under the plans are presented and approved by the Subsea 7 Inc. board of directors prior to issue.

The number of options awarded is monitored due to the share option plan restriction that options issued within any 12 month period ending on and including the proposed date of issue cannot exceed 1% of the issued share capital of Subsea 7 Inc. at the proposed date of issue.

(i)	Awards dated January 5, 2005 and June 15, 2005

5% of the total number of options granted vest each quarter. Seven days after the announcement of the results for the fourth quarter of 2014, all options not exercised will lapse without further notice. For options not exercised after the announcement of the results for the fourth quarter 2009, the exercise price shall be subject to a quarterly increase equal to 3 months NIBOR +1% margin per annum.

(ii)	Awards dated May 10, 2006, April 25, 2007 and September 17, 2007

20% of the total number of options granted vest each year. Seven days after the last exercise date, all options will lapse without further notice.

The annual general meeting of shareholders of Subsea 7 Inc. held in May 2009 approved a modification to the existing stock option plan. Employees of Subsea 7 who held existing share options under the share option plan with a strike price greater than NOK 44.85 were given the opportunity to surrender those options in exchange for an award under the share plan (the ‘replacement awards’). The replacement awards were offered on the basis of one restricted share for three share options under the share option plans. Of the 1,797,120 share options eligible, 1,732,620 were exchanged for 577,476 shares. The replacement awards have the same vesting terms, dividend and voting rights as the restricted stock award plan discussed below.

Restricted stock award plan

On May 8, 2009, the Annual General Meeting of shareholders of Subsea 7 Inc. approved a restricted stock award plan (the ‘share plan’) in order to attract, retain and incentivise employees.

During the year certain employees of Subsea 7 were awarded a total of 1,100,000 shares under the Share Plan. The shares had a fair value of $9.93 (NOK 63.6) per share, equivalent to the market price on the grant date.

An award will normally vest and shares will be issued or transferred to the employee subject to the employee remaining in employment with Subsea 7 until the vesting dates that are specified in the award certificate. 60% of the awards will normally vest on the third anniversary of the initial award date, and the remaining 40% of the awards will normally vest on the fifth anniversary of the initial award date.

Awards will not attract any dividends or dividend equivalents prior to the delivery of shares. Participants will not have any voting rights in respect of the vested number of shares awarded prior to delivery of the shares. All shares allotted under the share plan carry the same rights as any other issued ordinary shares in Subsea 7 Inc. US participants who receive awards in the form of restricted stock are required to waive voting and dividend rights during the restricted period as a term of the award.

The number of restricted shares awarded is subject to the limit that, in any ten-year period, not more than 5% of the issued ordinary share capital of Subsea 7 Inc. may be issued under the restricted stock award plan and in addition, in any one-year period, not more than 1% of the issued ordinary share capital of Subsea 7 Inc. may be issued under the plan.

Employee share purchase plan

The employee share purchase plan allows participating employees, depending on their governing tax jurisdiction, to acquire shares in Subsea 7 Inc. at a discount to the market price and to receive additional matching shares paid for by Subsea 7 Inc. Employees must remain in continuous service with Subsea 7 for a period of three years in order to receive the additional matching shares.

Executive Management Team option plan

The Executive Management Team held the following restricted stock awards and options over shares in Subsea 7 Inc. at August 31, 2010:

Name	Date of Grant	Options	Restricted stock	Exercise Price (NOK)	Date of Expiry
Mel Fitzgerald	January 5, 2005	166,500	—	29.49	February 2014
	September 1, 2009	—	32,873	—	—
David Cassie	July 6, 2009	—	100,000	—	—
	September 1, 2009	—	35,000	—	—
John Evans	June 16, 2005	12,000	—	44.85	February 2014
	July 6, 2009	—	100,000	—	—
	September 1, 2009	—	28,333	—	—
Barry Mahon	July 6, 2009	—	64,000	—	—
	September 1, 2009	—	28,333	—	—
Steve Wisely	July 6, 2009	—	20,000	—	—
	September 1, 2009	—	6,666	—	—
	July 6, 2010	—	64,000	—	—

The Combination Agreement provides that all awards of Subsea 7 Inc. shares in the form of purchased, dividend and matching shares under the Subsea 7 Inc. Umbrella Employee Share Purchase Plan approved by the Subsea 7 Inc. shareholders on July 12, 2006, as amended (the ‘Subsea 7 Share Purchase Plan’) (other than the UK share incentive plan (‘SIP’)), will vest at the Scheme Record Time. The participants under the Subsea 7 Share Purchase Plan will then receive New Acergy Shares pursuant to the Scheme Ratio as part of the Scheme of Arrangement. No further contributions will be made to the Subsea 7 Share Purchase Plan or the SIP following the Scheme Record Time and no further share awards will be made under any of them. Holders of awards under the SIP shall be invited to direct the trustee of the SIP to agree to the Scheme of Arrangement and will then receive New Acergy Shares as part of the Scheme of Arrangement.

The Combination Agreement further provides that Subsea 7 Inc. options and all other share awards in issue on Completion will either be compulsorily exchanged for, converted to, or replaced by new equivalent options or share awards. If options under the share option plans are not exchanged then they will lapse pursuant to their terms and conditions. Where options and awards are exchanged for new equivalent options or awards over Shares then they will remain governed by the rules of the relevant Subsea 7 stock plan. Subsea 7 Inc. options and awards over Shares which are exchanged or rolled-over shall be replaced by that whole number of Shares determined and calculated in accordance with a ratio of 1.065 Shares for each entitlement to one Subsea 7 Inc. share and for any options the exercise price will be correspondingly adjusted so that the aggregate exercise price of the Subsea 7 Inc. options prior to the exchange is equal to the aggregate exercise price of the substituted SUBSEA 7 S.A. option after the exchange.

SUBSEA 7 S.A. will provide for a number of authorised Shares equivalent to the number of Shares (calculated in accordance with the Scheme Ratio) issuable upon the exercise of Subsea 7 Inc. options, or the vesting of the Subsea 7 Inc. share awards, provided it may also choose to deliver existing shares to those entitled to Shares under such plan.

The Employee share purchase plan shall close to new investment on Completion. Shares held under the plan will either be exchanged for, converted to, or replaced by new equivalent awards over Shares.

16.9.3 Directors and management shareholdings in SUBSEA 7 S.A.

The following table shows the shareholding of the proposed Board of Directors and Executive Management Team of SUBSEA 7 S.A. on the basis on their shares held in Acergy S.A. or Subsea 7 Inc. as at August 31, 2010.

Name	Function	Number of shares held in Acergy S.A.	Number of shares held in Subsea 7 Inc.	Number of Shares held in SUBSEA 7 S.A.
Kristian Siem (a)	Chairman	Nil	Nil	Nil
Sir Peter Mason, KBE FREng	Director	10,000	Nil	10,000
Jean Cahuzac (b)	Director/CEO	77,258	Nil	77,258
Dod Fraser	Director	2,000	Nil	2,000
Trond Westlie	Director	Nil	Nil	Nil
Simon Crowe (b)	Executive management	17,703	Nil	17,703
Keith Tipson (b)	Executive management	13,836	Nil	13,836
Mel Fitzgerald	Director	Nil	69,586	74,109
Arild Schultz	Director	Nil	700,000	745,500
Allen L Stevens	Director	Nil	10,000	10,650
John Evans (c)	Executive management	Nil	877	934
Steve Wisely	Executive management	Nil	Nil	Nil

Total		120,797	780,463	951,990

(a)	Siem Industries Inc. which is a company controlled through trusts where certain members of Mr Siem’s family are potential beneficiaries, will own approximately 20% of the Shares in SUBSEA 7 S.A.
(b)	Includes shares purchased or allocated under the Executive Deferred Incentive Schemes and the Restricted Share Plan.
(c)	Includes shares purchased or allocated under the employee share purchase plan.

XVII. DESCRIPTION OF SHARE CAPITAL

The following is a summary of some of the terms of the Shares that will be applicable upon Completion (see ‘VI. The Transaction’). Upon Completion, the rights of the Scheme Shareholders who become holders of the New Acergy Shares will be governed by Luxembourg law and the Issuer’s Articles of Incorporation applicable as from such date, a copy of which appears in Annex A-2 hereto.

17.1 General

The Issuer is a Luxembourg public limited liability company (‘société anonyme’). The Issuer’s current legal name is ‘Acergy S.A.’ and will, upon completion, be renamed ‘Subsea 7 S.A.’. The Issuer was incorporated on March 10, 1993 as a société anonyme holding under the name ‘STOLT COMEX SEAWAY S.A.’ for an unlimited period of time. On April 13, 2000, the name ‘STOLT COMEX SEAWAY S.A.’ was changed to ‘STOLT OFFSHORE S.A.’ and subsequently to Acergy S.A. on April 3, 2006 effective April 10, 2006.

The Issuer is registered with the Registre de Commerce et des Sociétés in Luxembourg under number B 43 172 and has its registered office at 412F, route d’Esch, L-2086 Luxembourg, Grand Duchy of Luxembourg, (Telephone number: +352 27 12 57 63).

The Issuer’s share capital as of August 1, 2006 amounted $387,535,730, represented by 193,767,865 common shares with a par value of $2.00 per share. As a result of the exercise of 1,186,107 options between April 28, 2006 and March 8, 2007, the issued share capital of the Issuer was increased by the issue of 1,186,107 new common shares to $389,907,944, represented by 194,953,972 fully paid common shares with a par value of $2.00 per share.

The current corporate purpose of the Issuer, as stated in Article 3 of the Articles of Incorporation is as follows (the “Company” in the following extracts refering to ‘Acergy S.A.’):

‘The objects of the Company are to invest in subsidiaries which will provide subsea construction, maintenance, inspection, survey and engineering services, predominantly for the offshore oil and gas industry.

More generally, the Company may participate in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purposes of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects whilst nevertheless remaining within the limits set out by the law on holding companies of the thirty-first of July, nineteen hundred and twenty-nine.’

Upon Completion, the corporate purpose of the Issuer will be as follows (the “Company” in the following extracts refering to SUBSEA 7 S.A.):

‘3.1. The objects of the Company are to invest in subsidiaries which will provide subsea construction, maintenance, inspection, survey and engineering services, predominantly for the offshore oil and gas industry.

More generally, the Company may participate in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purposes of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects.

Transitional provision

Until the earlier of (i) midnight 31 December 2010 or (2) the relinquishing of the special regime provided by the Law on holding companies of the thirty-first of July, nineteen hundred and twenty-nine pursuant to a decision by the Board of Directors — duly authorised hereto by the shareholders at a general meeting — (such date the ‘Relevant Date’) the foregoing paragraph will include the following provision:

whilst nevertheless remaining within the limits set out by the law on holding companies of the thirty-first of July, nineteen hundred and twenty-nine.

3.2 As from (but not including) the Relevant Date, the objects of the Company shall be as follows:

The objects of the Company are to invest in subsidiaries which predominantly will provide subsea construction, maintenance, inspection, survey and engineering services, in particular for the offshore oil and gas and related industries.

The Company may further itself provide such subsea construction, maintenance, inspection, survey and engineering services, and services ancillary to such services.

The Company may, without restriction, carry out any and all acts and do any and all things that are not prohibited by law in connection with its corporate objects and to do such things in any part of the world whether as principal, agent, contractor or otherwise.

More generally, the Company may participate in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purposes of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects.’

The object clause will also contain authority for the Board of Directors to delete paragraph 3.1 following the occurrence of the Relevant Date.

17.2 Share capital

As at August 31, 2010 the issued share capital of the Issuer amounted to $389,907,944 represented by 194,953,972 Acergy S.A. Shares (of which 10,799,095 were retained as treasury shares and 583,000 shares were held in an Employee Benefit Trust), with a nominal value of $2 each, which were fully paid up.

On Completion, and based on the issued share capital of Acergy S.A. and Subsea 7 Inc. as at August 31, 2010, the issued share capital of the Issuer will amount to $703,534,212 represented by 351,767,106 Acergy S.A. Shares with a nominal value of $2 each, all fully paid up.

The table below indicates the number of shares in issue in the Issuer taking into account the dilution effect of instruments issued by Acergy S.A. or Subsea 7 Inc. giving the right to receive shares in Acergy S.A. or Subsea 7 Inc., respectively (excluding the Subsea 7 Inc. $175 million zero coupon convertible loan notes due 2017, which Subsea 7 Inc. has undertaken to redeem on or prior to Completion). All figures are as at August 31, 2010.

Number of shares
Number of Acergy S.A. shares in issue:	194,953,972

Number of New Acergy Shares to be issued on Completion based on the number of Subsea 7 Inc. shares in issue on August 31, 2010	156,813,134

Total SUBSEA 7 S.A. undiluted share capital:	351,767,106

Number of shares issuable on:
— conversion of the Acergy S.A. $500 million 2.25% Convertible Notes due 2013	22,351,363
— exercise of options in issue under the existing Acergy S.A. option plans	3,134,289
— conversion of the Subsea 7 Inc. $300 million 2.80% Convertible Notes due 2011	9,263,754
— conversion of the Subsea 7 Inc. $275 million 3.50% Convertible Bond due 2014	16,288,932
— exercise of options issued under the existing Subsea 7 Inc. option plans	391,920

Total SUBSEA 7 S.A. diluted share capital:	403,197,364

For more information on the Acergy Convertible loan notes, the Subsea 7 Inc. Convertible loan notes and the respective option plans of Acergy S.A. and Subsea 7 Inc. please refer to ‘XII. Capitalisation and Indebtedness’ and ‘XVI. Management and Employees’.

The New Acergy Shares to be issued in consideration for the contribution of the entire share capital in Subsea 7 Inc. will be created under Luxembourg law, and will have the rights as set forth in the Proposed Articles of Incorporation attached hereto as Annex A-2, and Luxembourg law. Based on the number of shares outstanding as at August 31, 2010 in each of Acergy S.A. and Subsea 7 Inc., the Scheme Shareholders will hold approximately 46% of the Shares in SUBSEA 7 S.A. then in issue.

17.3 Form and transfer of shares

The Shares are issued in registered form only and are freely transferable.

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by that shareholder and the amount paid up on each share. Transfers of shares shall be effected by written declaration of transfer to be recorded in the shareholder register, such declaration to be dated and signed by the transferor and the transferee, or by their duly appointed agents.

The Issuer may appoint registrars in different jurisdictions, each of whom will maintain a separate register in paper or electronic form for the shares entered in such register. DnB NOR Bank ASA has been appointed as registrar for shares traded on Oslo Børs and settled through the book-entry system maintained by VPS. In the VPS, Deutsche Bank Trust Company Americas are registered as shareholders for all shares which underlie the ADSs.

Shares held with financial intermediaries or through a securities settlement system may be transferred in accordance with customary procedures for the transfer of securities in book entry form.

The Acergy S.A. Shares trade in the form of an ADS in the United States on the NASDAQ Global Select Market, currently under the symbol ‘ACGY’ and as from the first trading day following Completion under the symbol ‘SUBC’. They are also listed in Norway on Oslo Børs, currently under the symbol ‘ACY’ and as from the first trading day following Completion is anticipated to be under the symbol ‘SUBC’.

For market information on Acergy S.A. shares and Subsea 7 Inc. shares see ‘XVIII. Trading Market and Main Shareholding’.

17.4 Issuance of Shares

Acergy S.A. currently has an authorised share capital of $460,000,000 represented by 230,000,000 common shares of a nominal value of $2. As at August 31, 2010, there are 35,046,028 Acergy S.A. common shares available for issuance under the present authority of the Board of Directors, which will expire on March 24, 2015.

Subject to the approval of the Acergy Combination EGM, the authorised share capital (including the issued share capital) will increase to $900,000,000 represented by 450,000,000 Shares with a nominal value of $2 each. The Board of Directors will then be authorised to issue up to 255,046,028 New Acergy Shares, of which 156,813,134 new Shares are reserved for issue to the Scheme Shareholders under the Scheme of Arrangement (on the basis of the Subsea 7 Inc. shares outstanding as at August 31, 2010).

The Board of Directors will be authorised to issue Shares within the limits of the authorised unissued share capital at such times and on such terms as it or its delegates may decide, for a period commencing on the date of the Acergy Combination EGM which granted the authorisation, and ending five years after the date on which the minutes of such Acergy Combination EGM have been published in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations) without prejudice to its extension, amendment or renewal.

The Articles of Incorporation provide that no fractional shares may be issued.

In addition to the authorised Acergy S.A. common shares, there are also authorised 1,500,000 Class A shares of a par value of $2 per share. Such Class A shares have been authorised for the sole purpose of options granted under certain of Acergy S.A.’s stock option plans in respect of the common shares of Acergy S.A. All such Class A shares shall convert to Shares immediately upon issuance. Such authorised Class A Shares shall exist only until December 31, 2010 and shall expire without further action at that date.

17.5 Restrictions on shareholders

There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote their shares.

Below is a summary of certain restrictions and related powers of the Board of Directors provided by article 33 of the current Articles of Incorporation. As from the date following the Relevant Date, article 33 will, without further action, be deemed deleted from the Articles of Incorporation. To the extent Completion is expected to occur after January 1, 2011, article 33 will not be applicable within SUBSEA 7 S.A.

The Articles of Incorporation provide that in recognition of the fact that certain shareholdings may threaten the Issuer with ‘imminent and grave damage,’ which term includes adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions, (i) no US Person (as defined in the Articles of Incorporation) shall own, directly or indirectly, more than 9.9% of Acergy S.A.’s issued common shares, and (ii) all shareholders of any single country may not own, directly or indirectly, more than 49.9% of Acergy S.A.’s issued common shares.

In addition, according to the Articles of Incorporation, the Board of Directors is authorised to restrict, reduce or prevent the ownership of Shares if it appears to the Board of Directors that such ownership may threaten the Issuer with ‘imminent and grave damage.’ The Issuer has been advised by its Luxembourg counsel, Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of such phrase, but that situations involving hostile takeovers, adverse tax consequences to the Issuer or governmental sanctions are likely to be among the situations covered by that phrase.

In order to enforce the foregoing restrictions, the Articles of Incorporation empower the Board of Directors to take certain remedial action including causing the Issuer: (i) to decline to register any prohibited transfer; (ii) to decline to recognise any vote of a shareholder precluded from holding Shares; (iii) to require any shareholder on its register of shareholders or any prospective shareholder to provide information to determine whether such person is precluded from holding Shares; and (iv) upon the issuance of a notice, to require the sale of Shares to the Issuer at the lesser of (A) the amount paid for the Shares if acquired within the twelve months immediately preceding the date of the notice, and (B) the last quoted sale price for the Shares on the day immediately preceding the day on which the notice is served (provided that the Board of Directors may in its discretion resolve to pay the amount calculated under (B) in situations where (A) would otherwise apply and result in a lower purchase price, if the Board of Directors determines it equitable after taking into account specified factors: and to remove the name of any shareholder from the register of shareholders immediately after the close of business on the day the notice is issued and payment is made available. The foregoing defensive measures may have the effect of making a merger involving the Issuer more difficult, or a tender offer, open-market purchase program or other purchase of the shares, in circumstances that could give shareholders the opportunity to realise a premium over the then prevailing market price for their Shares.

17.6 Preferential subscription rights

As a general rule, shareholders are entitled to preferential subscription rights under Luxembourg law where Shares are issued for cash. The General Meeting of shareholders may however suppress or limit, or authorise the Board of Directors to suppress or limit, such preferential subscription rights of shareholders. The Board of Directors is currently authorised to suppress shareholders’ preferential subscription rights to the extent it deems relevant. This authorisation is valid for a period of five years ending on March 24, 2015.

Subject to approval by the Acergy Combination EGM, the authorisation to the Board of Directors to suppress preferential subscription rights of shareholders in case of issuance of Shares against cash will be renewed for a duration ending five years after the publication in the Luxembourg legal gazette of the minutes of the Acergy Combination EGM approving such authorisation.

The general meeting may amend, renew or extend such authorisation.

The Board of Directors will suppress such preferential subscription rights in connection with the Acergy Convertible loan notes, the assumption of the capacity as issuer under the Subsea 7 Inc. Convertible loan notes, the Acergy S.A. option plan(s) and may do so with regard to obligations under the Subsea 7 Inc. share option plans pursuant to the Combination Agreement.

17.7 Authorisation to acquire shares (Treasury shares)

The Issuer cannot subscribe for its own shares.

The Issuer may, however, repurchase issued shares or cause another person to repurchase issued shares for its account, subject to the following conditions:

•

the prior authorisation of the general meeting of shareholders (subject to the quorum and majority required for ordinary resolutions), which authorisation sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of shares to be repurchased, the duration of the period for which the authorisation is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share, must have been obtained;

•

the repurchase may not reduce the Issuer’s net assets on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that the Issuer must maintain pursuant to Luxembourg law or its Articles of Incorporation; and

•	only fully paid up shares may be repurchased.

In addition, pursuant to Luxembourg law the Board of Directors may repurchase shares without the prior approval of the general meeting of shareholders if necessary to prevent serious and imminent harm to the Issuer or if the acquisition of shares has been made in view of the distribution thereof to the employees.

The shareholders of the Issuer resolved at its annual general meeting of shareholders on May 28, 2010 to authorise the Issuer, or any wholly-owned subsidiary, to purchase common shares of the Issuer up to a maximum of 10% of the issued common shares net of the common shares previously repurchased and still held, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Issuer, provided (a) the maximum price to be paid for such common shares shall not exceed the average closing price for such common shares on Oslo Børs (or the average closing price ADSs on the NASDAQ GSM if applicable) for the five most recent trading days prior to such purchase and (b) the minimum price to be paid for such common shares shall not be less than the par value (i.e. $2 per share) thereof and further provided such purchases are in conformity with article 49-2 of the Luxembourg law of August 10, 1915 on commercial companies, as amended, such authorisation being granted for purchases completed on or before August 31, 2011.

As at August 31, 2010 the Issuer retained 10,799,095 treasury shares.

17.8 Capital reduction

The issued share capital may be reduced subject to the approval by the general meeting of shareholders with the quorum and majority provided for the amendment of the Articles of Incorporation (see ‘17.12 Amendment to the Articles of Incorporation’ of this section).

17.9 Voting rights

Each share entitles the holder thereof to one vote at a general meeting of shareholders.

Shareholders holding shares registered in VPS or other such depositary may attend and vote at the general meetings of the Issuer.

17.10 General Meeting of Shareholders

Each Share entitles the holder thereof to attend all general meetings of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights. Each share entitles the holder to one vote at a general meeting of shareholders. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

A shareholder may act at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his/her/its proxy. Such proxy shall be in writing and must under the current Articles of Incorporation be deposited at the registered office in Luxembourg or with any director at least five days before the meeting. Under the Proposed Articles of Incorporation, this period shall be reduced to two days or such lesser period as determined by the Issuer.

General meetings of shareholders will be convened in accordance with the provisions of the Luxembourg law of August 10, 1915 on commercial companies, as amended, and the Proposed Articles of Incorporation. Convening notices will be by two notices published at least eight days apart and in the case of the second notice, at least eight days before the meeting in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations), and in a Luxembourg newspaper. These convening notices must contain the agenda of the meeting and set out the conditions for attendance and representation at the meeting.

Notices for the general meetings of shareholders shall also be given by mail, postage prepaid, to all holders of shares, sent to the address recorded in the shareholders’ register(s), and posted not later than twenty-one (21) days before the date set for the meeting.

The Articles of Incorporation also allow notices to be given alternatively by e-mail to shareholders who have indicated an e-mail address in the shareholders’ register, sent not later than twenty-one (21) days before the date set for the meeting.

General meetings are convened by the Board of Directors which determines their agenda.

The Board of Directors is obliged to convene a General Meeting of shareholders if they receive a written request so to do from shareholders representing in aggregate, 10% of the issued share capital. The general meeting shall be held within thirty (30) days of receipt of the request accompanied by an indication of the agenda. Luxembourg law in addition provides that shareholders representing, in aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office of the Issuer at least five (5) days before the date of the general meeting of shareholders.

The Board of Directors is entitled to adjourn any general meeting while in session. The Board must do so if requested by shareholders representing in the aggregate at least 20% of the issued capital of the Issuer. Any such adjournment will cancel any resolution already passed at the general meeting.

Luxembourg law distinguishes between ‘ordinary’ general meetings of shareholders and ‘extraordinary’ general meetings of shareholders.

Extraordinary general meetings of shareholders are convened to resolve upon an amendment to the Articles of Incorporation and certain other limited matters described below and are subject to the quorum and majority requirements described below. All other general meetings of shareholders are ordinary general meetings of shareholders.

Ordinary general meetings of shareholders. At ordinary general meetings of shareholders there is no quorum requirement, and resolutions are adopted by a simple majority of the votes cast, irrespective of the number of shares present or represented. Abstentions are not considered as ‘votes’.

Extraordinary general meetings of shareholders. An extraordinary general meeting of shareholders convened for the purpose of (a) an increase or decrease of the authorised or issued capital, (b) a limitation or exclusion of preferential subscription rights, (c) the approval of a legal merger or division (scission) or certain similar corporate restructurings, (d) dissolution and liquidation of the Issuer (except in circumstances where the Issuer has lost more than three quarters of its share capital) or (e) an amendment of the Articles of Incorporation, must have a quorum of at least 50% of the capital present or represented. If that quorum is not reached, the extraordinary general meeting of shareholders may be reconvened. At such reconvened meeting, no quorum will be required.

Irrespective of whether the proposed matter will be subject to a vote at the first or at a subsequent extraordinary general meeting of shareholders, its approval will require at least two thirds of the votes cast in favour at such extraordinary general meeting of shareholders. Abstentions are not considered as ‘votes’.

A vote to change the country of incorporation to a country other than Luxembourg or to increase the contribution of the shareholders will require the affirmative vote of 100% of the Shares.

17.11 Annual General Meeting

The next annual ordinary general meeting of shareholders will be held in Luxembourg on Friday, May 27, 2011 at 3 p.m. Under the Proposed Articles of Incorporation, the annual general meeting will, starting in 2012, be held on the fourth Friday in June of each year, at 3 p.m. If that day is a legal or banking holiday, the meeting will be held on the first following working day.

17.12 Amendments to the Articles of Incorporation

Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon any amendment to the Articles of Incorporation. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the Articles of Incorporation. See ‘17.10 General Meeting of Shareholders — Extraordinary general meeting of shareholders’ of this section.

17.13 Liquidation

In the event of the liquidation, dissolution or winding-up of the Issuer, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. Other than in the case of a judicial liquidation, the decisions to liquidate, dissolve or wind-up the Company, require the approval by an extraordinary general meeting of shareholders.

17.14 Distributions

Subject to Luxembourg law, each share is entitled to participate equally in dividends or other distributions. Dividends or other distributions are to be approved by the annual ordinary general meeting of shareholders out of funds legally available for such purposes. The Board of Directors may also declare interim dividends or other distributions, to the extent permitted by Luxembourg law.

Luxembourg law requires that 5% of the unconsolidated net profit each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the issued capital, after which no further allocations are required until the share capital is increased. The legal reserve may also be satisfied by allocation of the required amount at the time of issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all existing shares has been satisfied to date and appropriate allocations will be made to the legal reserve account at the time of each new issuance of shares.

Following Combination and the resulting increase in the issued share capital, the legal reserve of the Issuer will be less than 10% of the issued share capital. The Issuer will propose to make appropriate allocations from paid in surplus to satisfy the requirement.

Declared and unpaid distributions held by the Issuer or its agents for the account of shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in favour of the Issuer five years after the date such distribution has been declared.

17.15 Annual accounts

Each year the Board of Directors must prepare annual accounts, that is, an inventory of the assets and liabilities of the Issuer together with a balance sheet and a profit and loss account. The Board of Directors must also each year prepare consolidated accounts and management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, to the extent required, the management report and the auditor’s reports must be available for inspection by shareholders at the registered office of the Issuer at least fifteen (15) calendar days prior to the date of the annual ordinary general meeting of shareholders.

The annual accounts and the consolidated accounts, after approval by the annual ordinary general meeting of shareholders, will be filed with the Registre de Commerce et des Sociétés in Luxembourg.

The Issuer’s financial statements are audited by independent auditors who are appointed by the ordinary general meeting of shareholders.

17.16 Information rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records fifteen (15) calendar days prior to the date of the annual ordinary general meeting of shareholders, including the annual accounts with a list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s reports.

The annual accounts, the consolidated accounts, the auditor’s reports and the management reports are sent to shareholders directly registered in the register of shareholders twenty-one (21) days before the annual ordinary general meeting of shareholders. In addition, any shareholder is entitled to receive a copy of these documents free of charge fifteen (15) calendar days prior to the date of the annual ordinary general meeting of shareholders.

Under Luxembourg law, it is generally accepted that at the relevant general meeting a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to the Issuer’s interests.

17.17 Take-over — mandatory bid threshold, squeeze out and sell-out rights

The Issuer’s shares are listed on Oslo Børs which constitutes a regulated market for the purpose of the European Takeover Directive (2004/25/EC). The authority competent to supervise any takeover bid on the Issuer will be the competent authority in Norway, The Financial Supervisory Authority of Norway (Finanstilsynet). The Takeover Directive and Norwegian and Luxembourg law implementing the directive provide for the requirement that where a person, acting alone or in concert, acquires shares in the Issuer which, when added to any existing holdings in shares give such person (or persons) voting rights sufficient for such person or persons to control the Issuer, such person is obliged to make an offer for the remaining shares in the Issuer.

Pursuant to the Takeover Directive, the threshold for obtaining control is a matter for Luxembourg law under which the control threshold is 33 1/3% of the voting rights attached to all issued shares in the Issuer.

Pursuant to Luxembourg takeover law when an offer (mandatory or voluntary) is made to all of the holders of voting securities of the Issuer and after such offer the offeror holds 95% of the securities carrying voting rights and 95% of the voting rights, it can require the holders of the remaining securities to sell those securities (of the same class) to the offeror. Furthermore Luxembourg takeover law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of the Issuer and after such offer the offeror holds 90% of the securities carrying voting rights and 90% of the voting rights, each of the remaining security holders can require that the offeror purchases its securities (of the same class).

17.18 Disclosure of significant ownership in Shares

Holders of shares and of derivatives or other financial instruments linked to Shares may be subject to notification obligations pursuant to the Luxembourg law of January 11, 2008 on transparency requirements regarding information about issuers whose securities are admitted to trading on a regulated market (the ‘Transparency Law’).

The following description summarises those obligations. Holders of shares are advised to consult with their legal advisers to determine whether any notification obligations apply to them.

The Transparency Law requires that if a natural person or legal entity acquires or disposes of a holding in the Issuer, and if following that acquisition or disposal, the proportion of voting rights held by that person or legal entity reaches, exceeds or falls below one of the thresholds of 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3% of the total voting rights existing when the situation giving rise to a declaration occurs, such person must simultaneously notify the Issuer and the CSSF of such event.

Disclosure to the public will be made by the Issuer publishing the information.

For the purposes of calculating the percentage of voting rights held by a person or entity the following will be taken into account:

•

voting rights held by a third party with whom that person or entity has concluded an agreement and which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards the Issuer;

•	voting rights held by a third party under an agreement concluded with that person or entity providing for the temporary transfer for consideration of the voting rights in question;

•	voting rights attaching to shares pledged as collateral with that person or entity, provided that person or entity controls the voting rights and declares its intention to exercise them;

•	voting rights attaching to shares in which a person or entity holds an interest for the duration of the life of such person or entity;

•	voting rights which are held or may be exercised within the meaning of the four foregoing points by an undertaking controlled by that person or entity;

•

voting rights attaching to shares deposited by investors with that person or entity which the person or entity may exercise at its discretion in the absence of specific instructions from such investor;

•	voting rights held by a third party in its own name but on behalf of that person or entity; and

•	voting rights which that person or entity may exercise as a proxy where the person or entity may exercise the voting rights in its sole discretion.

Voting rights in the Issuer shall be calculated on the basis of all the issued shares, to which voting rights are attached even if the exercise thereof is suspended (as is the case with the common shares retained as treasury shares).

Shareholders must also notify the Issuer of the proportion of their voting rights, where that proportion reaches, exceeds or falls below any of the aforesaid thresholds as a result of events changing the breakdown of voting rights in the Issuer (such as an increase or reduction of capital of the Issuer), and on the basis of the information disclosed from time to time by the Issuer pursuant to article 14 of the Transparency Law.

In accordance with article 14 of the Transparency Law, the Issuer will publish the total number of voting rights in the Issuer and its total share capital at the end of the calendar month during which Completion occurs.

In addition, a statement regarding beneficial ownership of Shares is required to be filed with the US Securities and Exchange Commission pursuant to the US Securities Exchange Act of 1934, as amended, by holders who individually or as a group beneficially own more than 5% of the Shares of the Issuer. These reporting obligations also require such holders to promptly amend their beneficial ownership statements whenever any material change occurs in the facts set forth in a previously filed statement. Holders of the Issuer’s Shares should consult their own legal counsel for a detailed description of the regulations related to such reporting requirements.

17.19 Share Trading, Clearing and Settlement

General

The Issuer’s shares are in registered form only and are freely transferable. Ownership of the Issuer’s shares is recorded in the shareholder register kept by the Issuer at its registered office at 412 F, route d’Esch, L- 2086, Grand Duchy of Luxembourg (the ‘Shareholder Register’). The registration of the Issuer’s shares in registered form in the Shareholder Register may be evidenced by a certificate at the option of the shareholder concerned.

Shareholders who are not directly registered in the Shareholder Register of the Issuer will hold shares in book-entry form with either VPS, the central depositary of Oslo Børs, with office address at Biskop Gunnerus’ gate 14A, 0185 Oslo, Norway and with mailing address at Postboks 4, 0051 Oslo, Norway, or, in respect of the Issuer’s American Depositary Shares (ADSs), with Deutsche Bank Trust Company Americas. Acergy has a sponsored Level II ADR facility for which Deutsche Bank Trust Company Americas acts as depositary. Each ADS represents one common share.

Existing and newly-issued Shares of the Issuer will be admitted to trading and listing on Oslo Børs, where the Acergy S.A. shares are currently traded and listed. Any trades of the Issuer’s Shares on Oslo Børs will be settled through the book-entry system maintained by VPS. DnB NOR Bank ASA acts as registrar for these shares.

The Issuer’s ADSs will continue to be traded solely on NASDAQ. Any trades in ADSs will be settled through the Depositary Trust Company (“DTC”) system in the US. Any cross-border trades will be handled by Deutsche Bank Trust Company Americas, who will continue to act as depositary.

Market Descriptions

Oslo Børs, on which both the Issuer’s common shares and Subsea 7 Inc.’s shares are currently traded, is a regulated market for securities trading in Norway.

NASDAQ, on which the Issuer’s ADSs are traded, is the largest electronic screen-based equity securities trading market in the United States.

Clearance and Settlement Systems

The VPS, the central depositary of Oslo Børs, is the clearance and settlement system for the Issuer’s shares. DTC, the clearing and settlement system in the US for book-entry securities, is responsible for clearance and settlement in relation to the Issuer’s ADSs.

The Issuer will not have any responsibility for the performance of any such clearing system or their respective participants or indirect participants, or their respective obligations under the rules and procedures governing their operations.

Security Codes

The ticker symbol on Oslo Børs for the Issuer’s shares is ACY. The ISIN code for the Issuer’s shares on Oslo Børs is LU0075646355.

The ticker symbol for the Issuer’s ADSs is ACGY. The ISIN code for the Issuer’s ADSs is US00443E1047. Following Completion, the ticker symbol for the Issuer’s ADSs will be changed to SUBC. Following Completion, the ISIN code for the Issuer’s ADSs will remain US00443E1047.

Registrar Contact Details

Common Shares:

DnB NOR Bank ASA

Standen 21

NO-0021 Oslo

Norway

T: +47 22 48 35 20

F: +47 22 94 90 20

ADSs:

Deutsche Bank Trust Company Americas

27th Floor

60 Wall Street

New York, NY 10005

Shareholder service: + 1 866 249 2593 (toll free for residents only)

Broker Service Desk: +44 207 547 6500 or + 1 212 250 9100

Further information is also available at http://www.adr.db.com

XVIII. TRADING MARKETS AND MAIN SHAREHOLDING

18.1 Trading Markets

Acergy S.A.’s shares trade in the form of ADSs in the United States on NASDAQ Global Select Market under the symbol ‘ACGY’ and are listed in Norway on Oslo Børs under the symbol ‘ACY.’

Subsea 7 Inc.’s shares are listed in Norway on Oslo Børs under the symbol ‘SUB.’

The following table sets forth the high and low last reported prices for Acergy S.A.’s ADSs on NASDAQ Global Select Market and the prices for Acergy S.A’s and Subsea 7 Inc.’s shares reported on Oslo Børs during the indicated periods.

	Acergy S.A. ADSs NASDAQ Global Select Market		Acergy S.A. shares Oslo Børs		Subsea 7 Inc. shares Oslo Børs
	High	Low	High	Low	High	Low
	($)		(NOK)		(NOK)
Annual highs and lows (fiscal years)
2005	13.20	5.30	82.25	33.10	92.00	29.05
2006	20.50	10.76	131.00	70.25	128.00	71.75
2007	30.66	17.01	170.25	110.50	157.50	98.70
2008	28.07	3.78	140.00	25.60	152.00	35.00
2009	15.18	4.33	85.45	31.75	97.25	33.70

Quarterly highs and lows
Fiscal year 2008
First quarter	23.61	17.40	125.25	94.00	124.00	96.80
Second quarter	28.07	19.37	140.00	104.00	152.00	116.25
Third quarter	26.02	15.73	133.00	81.90	130.25	73.70
Fourth quarter	15.47	3.78	88.70	25.60	74.10	35.00
Fiscal year 2009
First quarter	6.77	4.72	46.90	33.45	49.40	33.70
Second quarter	10.34	4.33	63.50	31.75	76.50	41.45
Third quarter	11.39	8.64	71.70	57.00	79.60	56.90
Fourth quarter	15.18	9.61	85.45	59.00	97.25	72.95
Fiscal year 2010
First quarter	16.95	14.88	99.90	85.60	111.30	91.95
Second quarter	20.45	13.97	120.00	90.00	130.40	91.80

Monthly highs and lows — since December 2009
December 2009	15.69	14.88	91.65	85.60	96.95	91.95
January 2010	16.95	14.99	95.40	88.25	101.40	93.40
February 2010	16.94	15.02	99.90	90.45	111.30	101.5
March 2010	19.29	17.07	115.00	101.60	126.10	112.00
April 2010	20.45	18.91	120.00	112.00	130.40	116.70
May 2010	19.37	13.97	114.50	90.75	117.70	92.10
June 2010	16.88	13.66	110.50	90.00	114.00	91.80
July 2010	16.73	14.22	103.4	90.00	106.40	91.25
August 2010	17.92	15.00	106.70	93.55	111.90	97.20

Source: Reuters

The bid prices reported for these periods reflect inter-dealer prices, rounded to the nearest cent, and do not include retail mark-ups, markdowns or commissions, and may not represent actual transactions.

On August 31, 2010 the last reported sale price of Acergy S.A. ADSs on NASDAQ Global Select Market was $15.36 per ADS and the closing price of Acergy S.A.’s shares on Oslo Børs was NOK 96.85 per share. On August 31, 2010 the closing price of Subsea 7 Inc. shares on Oslo Børs was NOK 100.30 per share.

18.2 Major shareholders

Except as set forth below, neither Acergy S.A. nor Subsea 7 Inc. are directly or indirectly, owned or controlled by another corporation or by any government. There are no arrangements known to either Acergy S.A. or Subsea 7 Inc., the operation of which may at a subsequent date result in a change in control of either Acergy S.A. nor Subsea 7 Inc.

The information on major shareholdings is compiled from publicly available information and data provided by third parties and accordingly neither Acergy S.A. nor Subsea 7 Inc. is able to confirm the accuracy of this information (other than with respect to their respective ownership). Acergy S.A. is not able to determine the voting rights other than pursuant to the notifications received by Acergy S.A.

18.2.1 Acergy S.A. Major Shareholders

Set forth below is information concerning the percentage of voting rights of all persons who held 5% or more of the issued share capital of Acergy S.A., as of August 31, 2010.

Acergy S.A. — Name of shareholder	Number of shares owned	Percentage of voting rights (c)
Holdings as of August 31, 2010 (a)
Folketrygdfondet	21,232,500	11.6%
State Street Bank (b)	20,787,119	11.3%
JP Morgan Chase Bank (b)	16,134,731	8.8%
Capital World Investors	13,430,000	7.3%
Acergy S.A and Subsidiaries	11,382,095	Nil
Bank of New York Mellon (b)	9,951,270	5.4%

(a)	As at August 31, 2010, Acergy S.A. has been notified that the following shareholder owns greater than 5.0%: Capital World Investors 13,430,000 Shares or 7.3% of the total voting rights (as at time of notification). This holding is not directly observable on VPS.
(b)	State Street Bank, JP Morgan Chase Bank and Bank of New York Mellon act as custodian to multiple beneficial owners. In accordance with Article 33(a) of Acergy S.A.’s Articles of Incorporation, it is Acergy S.A.’s understanding that no single US owner represents more than 9.9% of its issued shares.
(c)	Excludes 10,799,095 shares held in treasury and 583,000 shares held in the Acergy EBT.

As of August 31, 2010, all of Acergy S.A.’s 194,953,972 common shares were registered in the VPS, in the names of 4,100 shareholders. Excluding issued shares registered in the name of Deutsche Bank Trust Company Americas as depositary for the ADS, it is estimated that the free float of common shares on Oslo Børs was 158,112,684 shares as of August 31, 2010.

At the close of business on August 31, 2010, 184,154,877 Shares were outstanding, including those held through ADS. Of the issued Shares or share equivalents 51,922,207 (28% of the voting rights) were held by 81 holders with registered addresses in the United States, including 25,459,193 held in the form of ADSs. Since certain of such Shares and ADS are held by nominees, the number of identified holders may not be representative of the number of beneficial owners in the United States or the Shares held by them.

18.2.2 Subsea 7 Inc. Major Shareholders

Set forth below is information concerning the percentage of voting rights of all persons who owned 5.0% or more of the issued share capital of Subsea 7 Inc., as of August 31, 2010.

Subsea 7 Inc. — Name of shareholder	Number of shares owned	Percentage of voting rights (c)
Holdings as of August 31, 2010
Siem Industries Inc. (a)	53,733,045	36.9%
DnB Nor Bank (b)	14,975,837	10.3%
Folketrygdfondet	10,101,433	6.9%
JP Morgan Chase Bank (b)	9,823,652	6.8%

(a)	Siem Industries Inc. is the beneficial owner of 65,429,045 shares which represents 44.4% of the total issued shares.
(b)	DnB Nor Bank and JP Morgan Chase Bank act as custodian to multiple beneficial owners.
(c)	Excludes 1,789,990 shares held in the Subsea 7 Employee Share Trust.

All of Subsea 7 Inc.’s shares are registered in the VPS and the VPS register constitutes Subsea 7 Inc.’s shareholder register. As of August 31, 2010, Subsea 7 Inc.’s 147,242,380 shares were registered in the names of 3,063 shareholders. Excluding shares held by Siem Industries Inc. and RBC CEES Trustee Limited (which is the trustee of the Subsea 7 Employee Share Trust) it is estimated that the free float of shares on Oslo Børs was 80,023,345 shares as of August 31, 2010.

18.2.3 SUBSEA 7 S.A. Major Shareholders

Set forth below is information concerning the percentage of voting rights at Completion of all persons expected to hold 5% or more of the voting rights of SUBSEA 7 S.A. based on the information as at August 31, 2010 set forth above which may change.

SUBSEA 7 S.A. — Name of shareholder	Number of shares owned	Percentage of voting rights
Holdings as of August 31, 2010
Siem Industries Inc. (a)	57,225,693	17.0%
Folketrygdfondet	31,990,526	9.5%
JP Morgan Chase Bank (b)	26,596,920	7.9%
State Street Bank (b)	23,283,826	6.9%
DnB Nor Bank (b)	20,020,327	5.9%
Acergy S.A and Subsidiaries	12,476,099	Nil

(a)	Siem Industries Inc. will be the beneficial owner of 69,681,933 shares which represents 19.8% of the total issued shares and 20.5% of the total outstanding shares.
(b)	JP Morgan Chase Bank, State Street Bank and DnB Nor Bank act as custodian to multiple beneficial owners.

XIX. TAXATION

The following summaries describe certain tax consequences relating to the acquisition, holding and disposition of Shares, ADSs or Scheme Shares in certain jurisdictions. These summaries are intended to be general guidance and do not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular shareholder of the Issuer or of Subsea 7 Inc. These summaries are not intended to be, nor should they be construed to be, legal or tax advice.

Each investor should consult their own professional advisors with respect to the tax consequences of acquiring, holding and disposing of Shares, ADSs or Scheme Shares.

19.1 Luxembourg

19.1.1 Luxembourg taxation

The following summary discusses certain Luxembourg tax considerations with respect to the Issuer and its Shares held by certain resident and non-resident investors. This does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular shareholder of the Issuer, and does not purport to include tax considerations that arise from rules of general application or that are generally assumed to be known to the shareholders of the Issuer. It is not intended to be, nor should it be construed to be, legal or tax advice. This summary is based on Luxembourg laws and regulations as at the date of this prospectus and is subject to any change in law or regulations or changes in interpretation or application thereof that may take effect after such date. Each investor should therefore consult their own professional advisors as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

19.1.2 Luxembourg taxation of the Issuer

Current tax status of the Issuer

The Issuer currently enjoys the special tax status granted to 1929 Luxembourg holding companies under the Luxembourg holding company Law, and the Grand Ducal Decree of December 17, 1938. These companies can carry out a limited number of activities, including the holding of shares and securities and the financing of affiliated companies.

As a 1929 Luxembourg holding company, the Issuer is not subject to any income tax, municipal tax, wealth tax or withholding tax in Luxembourg. The contribution tax of 1% previously levied on issues of share capital was abolished on January 1, 2009.

The Issuer is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-resident directors during the period. These taxes are paid by the Issuer. The tax is calculated as follows:

a)	Where the total interest paid each year to holders of bonds and other comparable debt securities amounts to or exceeds €2.4 million:

•	3% on interest paid to holders of bonds and other comparable debt securities;

•	1.8% on dividends and remuneration to non-resident directors on the first €1.2 million;

•	0.1% on any surplus dividends and remuneration to non-resident directors.

b)	Where the total interest paid each year to holders of bonds and other comparable debt securities is less than €2.4 million:

•	3% on interest paid to holders of bonds and other comparable debt securities;

•

3% on dividends and remuneration to non-resident directors, but to a maximum amount corresponding to the difference between €2.4 million and the total interest paid to holders of bonds and other comparable debt securities;

•	1.8% on any surplus dividends and remuneration to non-resident directors up to €1.2 million distributed;

•	0.1% on surplus dividends and remuneration to non-resident directors.

c)	Billionaire holding companies are subject to a minimum annual charge of €48,000. Therefore, the special tax cannot be less than €48,000 per year.

For the fiscal years ended November 30, 2009 and 2008 this tax amounted to $350,000 and $351,000 respectively.

Most treaties concluded by Luxembourg with other countries are not applicable to the Issuer as a holding company subject to the Luxembourg law of July 31, 1929 on the tax regime of financial participation companies (holding companies), because such companies are specifically excluded from the scope of application of these treaties.

Pursuant to a law of December 22, 2006, the laws and regulations relating to the tax regime for 1929 Luxembourg holding companies were abolished effective January 1, 2007. However, existing 1929 Luxembourg holding companies, including the Issuer, continue to benefit from the tax regime for 1929 Luxembourg holding companies until December 31, 2010, subject to certain conditions. Once the benefit of the status expires which will be at midnight on December 31, 2010 or on such earlier date on which the Issuer voluntarily relinquishes its status (such date, the ‘Relevant Date’) the Issuer will become a fully taxable Luxembourg company.

Tax status of the Issuer after the Relevant Date

As a fully taxable Luxembourg resident company, the Issuer will be subject to Luxembourg corporate income tax and municipal business tax. The current aggregate maximum applicable rate for a company established in Luxembourg-City is 28.59% (including a contribution to the unemployment fund) on taxable net profits for the fiscal year ending 2010. Under a currently tabled bill of law, this rate is expected to increase to 28.80% starting fiscal year 2011. Net profits subject to tax include dividend income and capital gains, subject to certain exemptions. The Issuer intends to structure its participations in its subsidiaries in such a way that it should be in a position to receive exempted dividends. The Issuer will be a fully taxable Luxembourg resident company and should therefore, from a Luxembourg tax perspective, be able to benefit from double taxation treaties and European directives in direct tax matters.

The Issuer will also be liable for annual net wealth tax (impôt sur la fortune) at a rate of 0.5% of the non exempted net wealth of the Issuer. The Issuer intends to structure its participations in its subsidiaries in such a way that they should be treated as exempted for the purposes of calculating net wealth tax.

19.1.3 Distributions to holders

General

Holders of the Shares will not become resident or be deemed to be resident in Luxembourg by reason only of holding Shares.

Withholding tax

As long as it remains a 1929 Luxembourg holding company, dividends paid by the Issuer will not be subject to withholding taxes in Luxembourg (but are fully taxable for Luxembourg resident shareholders or non-resident shareholders with a permanent establishment or representative in Luxembourg).

As from the Relevant Date, the Issuer will become a fully taxable Luxembourg company. In Luxembourg, dividend distributions from fully taxable companies are subject to a withholding tax of 15%. Distribution by the Issuer sourced from a reduction of capital as defined in Article 97 (3) of the Luxembourg law of December 4, 1967 (the ‘Luxembourg Income Tax Law’) including among others share premium should not be subject to withholding tax provided no newly accumulated fiscal profits are recognised. For the foreseeable future, the Issuer does not expect to recognise newly accumulated fiscal profits in the Issuer-only accounts, and so, on that basis, distributions should be made without Luxembourg withholding tax.

Where a withholding needs to be operated, the rate of the withholding tax may be reduced pursuant to the double tax treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfilment of the conditions set forth therein.

No withholding tax applies if the distribution is made to (i) a Luxembourg Resident Corporate Holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) a

corporation which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive of July 23, 1990 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (90/435/EEC), (iii) a corporation or a cooperative resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by Luxembourg Income Tax Law, (iv) a corporation resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, (v) a corporation subject to a tax comparable to corporate income tax as provided by Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg and (vi) a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder holds directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, Shares representing at least 10% of the share capital of the Issuer or which had an acquisition price of at least €1,200,000.

Non-resident holders

Holders of the Shares who are not resident in Luxembourg for Luxembourg tax purposes and who do not hold the Shares through a permanent establishment in Luxembourg are not liable to Luxembourg income tax on dividends paid by Issuer other than the withholding tax described above, if applicable.

Resident holders

With the exception of Luxembourg Resident Corporate Holders benefiting from the exemption referred to above, Luxembourg individual holders and Luxembourg Resident Corporate Holders subject to Luxembourg corporate income tax, must include distributions paid on Shares in their taxable income, 50% of the amount of such dividends being exempted from tax. The applicable withholding tax can, under certain conditions, entitle the relevant resident holder to a tax credit.

19.1.4 Sale or Disposal of Shares

Non-resident holders

Capital gains arising upon disposal of Shares by an investor who is a non-resident (and who does not have a permanent establishment in Luxembourg to which the Shares are attributable), and who is not resident in a country which has concluded a double tax treaty with Luxembourg which allocates the right of taxation to the country of residence of the investor, will only be subject to Luxembourg taxation on capital gains realised on a disposal of Shares, if such holder has (together with the holder’s spouse or civil partner and underage children) directly or indirectly held more than 10% of the capital of the Issuer at any time during the five years preceding the disposal, and either (1) the disposal of Shares occurs before their acquisition (e.g. a short-sale transaction) or within six months from their acquisition, or (2) such investor has been a resident for tax purposes for at least 15 years and has become a non-resident within the five years preceding the realisation of the gain.

Luxembourg resident individual holders

For Luxembourg resident individuals holding 10% or less of the share capital of the Issuer, capital gains will only be taxable if they are realised on a sale of the Shares, which takes place before their acquisition (e.g. a short-sale transaction) or within the first six months following their acquisition. For a Luxembourg resident individual holding (together with the holder’s spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Issuer, capital gains will be taxable at a special rate, regardless of the holding period.

Luxembourg resident corporate holders

Capital gains realised upon the disposal of Shares by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. An exemption from such taxes may be available to the holder pursuant to Article 166 of Luxembourg Income Tax law subject to the fulfilment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.

19.1.5 Luxembourg net wealth tax

Non-resident holders

Luxembourg net wealth tax will not be levied on a non-resident holder with respect to the Shares held unless the Shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg, in which case the Shares may be exempt from net wealth tax subject to the conditions set forth by Article 60 of the law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Resident holders

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of commercial undertakings resident in Luxembourg. The Shares may be exempt from net wealth tax subject to the conditions set forth by Article 60 of the law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

19.1.6 Other Luxembourg taxes

Stamp and registration taxes

No registration tax or stamp duty will be payable by a holder of Shares in Luxembourg solely upon the disposal of Shares by sale or exchange.

Estate and gift taxes

No estate or inheritance tax is levied on the transfer of Shares upon the death of a holder of Shares in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes and no gift tax is levied upon a gift of Shares if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg. Where a holder of Shares is a resident of Luxembourg for tax purposes at the time of the holder’s death, the Shares are included in the holder’s taxable estate for inheritance tax or estate tax purposes.

19.1.7 The Combination

No registration tax (except for a nominal tax payable by the Issuer), stamp duty or any other similar tax or duty is payable in Luxembourg as a consequence of the issue of New Acergy Shares to the Subsea 7 Inc. shareholders in accordance with the Combination.

Non-resident holders of Subsea 7 Inc. shares will not be subject to Luxembourg tax upon the cancellation of their Subsea 7 Inc. shares and the issue to them of New Acergy Shares pursuant to the Combination.

19.2 Norway

19.2.1 Norwegian taxation

The following summary describes the principal Norwegian tax consequences relating to the holding and disposition of Shares. The summary is based on Norwegian tax regulations in force at the date of this prospectus.

The description is of a general nature and does not purport to be a complete analysis of all possible tax considerations relating to the Shares. Accordingly, investors should consult their tax advisors as to the consequences under the tax laws of Norway and elsewhere.

This summary does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	persons who are not resident for tax purposes in Norway but who are subject to Norwegian taxation by virtue of holding Shares attributable to a place of business maintained by the holder in Norway; or

•	persons who are resident for tax purposes in Norway holding Shares attributable to a place of business outside of Norway.

This summary is subject to any change in law that may take effect after the date of this prospectus, including changes taking effect on a retroactive basis.

For the purposes of this summary, a ‘Norwegian Holder’ is a beneficial owner of Shares who, for Norwegian tax purposes, is resident in Norway. Please note that a reference to a Norwegian Holder or a Non-Norwegian Holder refers to the tax residency rather than the nationality of the holder.

19.2.2 Distributions

Dividends received by shareholders who are individuals resident in Norway for tax purposes (‘Non-Corporate Norwegian Holders’) from a foreign company are subject to tax in Norway as general income at a flat rate of 28%. Non-Corporate Norwegian Holders are entitled to deduct a calculated allowance from their taxable dividend income. The allowance is calculated on a share-by-share basis, and the allowance for each Share is equal to the cost price of the Share, multiplied by a certain risk free interest rate. To the extent that the calculated allowance exceeds the dividends distributed on the Share in any year, it can be added to the cost price of the Share and carried forward for calculating the allowance available in the following years.

If certain requirements are met, Non-Corporate Norwegian Holders may also be entitled to a tax credit against the Norwegian tax calculated on dividends received for any withholding tax imposed on the dividends in the jurisdiction in which the foreign company is resident.

Dividends received by shareholders who are limited liability companies (or similar entities) resident in Norway for tax purposes (‘Corporate Norwegian Holders’) from a foreign company resident within the EEA are generally tax exempt according to the Norwegian participation exemption, provided that the Issuer meets certain substance requirements. However, 3% of such dividends will be included in the tax base and taxable at the 28% rate, implying a 0.84% effective tax rate on the dividends under the participation exemption.

However, as the Issuer is currently a company subject to the Luxembourg law of July 31, 1929 on the tax regime of financial participation companies (holding companies), investments in the Issuer are not covered by the Norwegian participation exemption. Corporate Norwegian Holders will thus be subject to tax at the ordinary rate of 28% on dividends received.

If certain requirements are met, Corporate Norwegian Holders may also be entitled to a tax credit against the Norwegian tax calculated on dividends received for any withholding tax imposed on the dividends in the jurisdiction in which the foreign company is resident.

A repayment of share premium is not subject to tax in Norway, provided that the share premium is based on paid-in equity from the shareholders. Such distribution is considered as a repayment of paid in equity which will reduce the cost price, and thereby increase the future taxable gain when the Shares are sold. Please refer to the discussion below in paragraph ‘19.2.3 Sale or disposal of Shares’. If the share premium has arisen due to the conversion of accrued income into share premium, a repayment of such share premium is considered to be a dividend and taxed as a dividend.

19.2.3 Sale or disposal of Shares

Sale, redemption or other disposal of Shares are considered to be a taxable event for Norwegian tax purposes. According to Norwegian tax practice, the exchange of shares such as contemplated by the Combination is considered to be a taxable disposal of the original shares. Thus the exchange of Scheme Shares with New Acergy Shares will be considered to be a disposal of the Scheme Shares for shareholders in Subsea 7 Inc., which will be subject to tax in Norway.

A capital gain or loss generated by a Non-Corporate Norwegian Holder through a disposal of Shares is taxable or tax deductible in Norway. Such capital gain or loss is included in (or deducted from) the basis for computation of ordinary income in the year of disposal. The ordinary income is taxable at a rate of 28%. The gain is subject to tax and the loss is tax deductible irrespective of the duration of the ownership and the number of Shares disposed of. The capital gain is calculated as the consideration received less the cost price of the Share. From this capital gain, Non-Corporate Norwegian Holders are entitled to deduct a tax-free allowance when calculating their taxable income. The allowance for each individual Share is calculated as described above regarding dividends, and the aggregate allowance amounts which are unused and carried forward from previous years can be deducted. The calculated allowance may only be deducted in order to reduce a taxable gain calculated upon the realisation of the Share, and may not be deducted in order to create or increase a loss for tax purposes.

A ‘first in — first out’ principle (FIFO) will apply, therefore the Shares that are acquired first are deemed to be sold first.

Non-Corporate Norwegian Holders who emigrate and cease to be tax resident in Norway as a result of the emigration are subject to a calculation of Norwegian capital gain tax on Shares held upon emigration. However, taxation will only be final if and when the Shares are actually realised for tax purposes within a period of five (5) years after the emigration (or, alternatively, five (5) years after the shareholder became a tax resident in another jurisdiction according to an applicable tax treaty). Gains of NOK 500,000 or less are not taxable. Losses are generally not deductible under this rule, provided, however, that if the shareholder moves to a jurisdiction within the EEA, losses exceeding NOK 500,000 are deductible. Any tax treaty in force between Norway and the state which the Non-Corporate Norwegian Holder has moved to may influence the application of these rules.

Capital gains generated by a Corporate Norwegian Holder through a disposal of Shares in companies within the EEA are generally tax exempt according to the participation exemption, regardless of the number of Shares or the holding period, provided that certain substance requirements are met. However, 3% of such gains will be included in the tax base and taxable at the 28% rate (an effective tax rate of 0.84%). Net losses from the realisation of Shares are not tax deductible for Corporate Norwegian Holders.

As discussed above, the special tax status of the Issuer means that the Shares are not covered by the participation exemption, whereby the gain will be subject to ordinary tax at the rate of 28% for Corporate Norwegian Holders. The taxable gain is calculated as the difference between the consideration received and the cost price of the Shares.

From January 1, 2011 (or such earlier date to be determined) the Issuer’s status as a 1929 Luxembourg holding company will cease, and the Issuer will become an ordinary taxable company in Luxembourg. Gains from the disposal of Shares after January 1, 2011 may therefore be subject to the participation exemption in Norway for Corporate Norwegian Holders if the substance requirements are met. Currently, it is not possible to determine whether the substance requirements will be met as this must be considered at the point in time when the Shares are disposed.

19.2.4 Norwegian net wealth tax

Non-Corporate Norwegian Holders must include the value of Shares in the basis for the computation of net wealth tax. The marginal net wealth tax rate is 1.1% (subject to certain thresholds). Publicly listed shares are valued at the quoted value as of January 1 in the year after the fiscal year. This applies regardless of the taxable status of the Issuer in Luxembourg.

Corporate Norwegian Holders are not subject to net wealth tax.

19.2.5 Norwegian duties on transfer of Shares

No duties are currently imposed on Norwegian Holders in Norway on the transfer, acquisition or disposal of Shares.

19.2.6 Foreign shareholders

Non-Norwegian Holders of Shares will generally not be subject to Norwegian tax on dividends received and capital gains generated from the Shares unless the holder (i) holds the Shares in connection with the conduct of a trade or business in Norway or (ii) is an individual who has been a tax resident of Norway within the five calendar years preceding the year of the sale or other realisation.

19.2.7 Change in Luxembourg tax status of the Issuer

From January 1, 2011 (or such earlier date to be determined) the Issuer’s status as a 1929 Luxembourg holding company will cease, and the Issuer will become an ordinary taxable company in Luxembourg. The above analysis should continue to apply. However, dividends received by Norwegian Corporate shareholders after January 1, 2011 may be subject to the participation exemption in Norway if the Issuer meets the substance requirements. It is not possible to determine whether the substance requirements will be met as this must be considered at the point in time when the dividend is distributed.

The conversion from a 1929 Luxembourg holding company to an ordinary taxable company in Luxembourg is not likely to be considered to be a taxable event for the Non-Corporate Norwegian Holders or the Corporate Norwegian Holders.

19.2.8 The Combination

In case of Completion as described in this prospectus, the above analysis should continue to apply. Norwegian Holders of Scheme Shares will be liable to tax in Norway on capital gains derived from the disposal of the

Scheme Shares. The capital gain is calculated as the fair market value of the New Acergy Shares received by such shareholder, less such shareholder’s cost price for the Scheme Shares.

19.3 United Kingdom

19.3.1 United Kingdom Taxation

The comments set out below summarise certain UK tax consequences both of holding Shares and of the implementation of the Scheme of Arrangement for Existing Acergy Shareholders and Scheme Shareholders.

The comments set out below are of a general nature only and are based on current UK law and HM Revenue & Customs (‘HMRC’) published practice as at the date of this prospectus, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide only and do not purport to address all possible UK tax consequences of holding Shares and of the implementation of the Scheme of Arrangement. They do not constitute tax advice.

Save to the extent expressly stated below, the comments are intended to apply only to persons who are absolute beneficial owners of Shares or Scheme Shares (as applicable) who, for UK tax purposes, are resident, and, in the case of individuals, ordinarily resident and domiciled for tax purposes in, only in, the UK and who hold those shares as an investment (such persons being ‘UK Holders’). This summary does not address tax considerations applicable to persons that may be subject to special tax rules, including:

•	persons who are not resident for tax purposes in the UK but who are subject to UK taxation by virtue of trading in the UK through a branch, agency, permanent establishment or otherwise;

•	certain financial institutions, insurance companies, traders, brokers, dealers, banks, investment companies, collective investment schemes, settlors and tax-exempt entities;

•	persons connected with Subsea 7 or Acergy or a company associated with either of them;

•	persons holding their Scheme Shares, or Shares, as part of hedging or conversion transactions;

•	persons who are, or who have been, officers or employees of Subsea 7 or Acergy or any company associated with either of them; and

•

persons outside of the charge to corporation tax who together with any connected person hold, or are beneficially entitled to 10% or more of the Shares or Scheme Shares, as applicable, and/or any distribution in respect of them (including any Shares or Scheme Shares transferred to another person under a repo or stock lending arrangement).

Any person who is in any doubt as to their tax position should consult their own tax advisor without delay.

19.3.2 Dividends paid by the Issuer

There should be no UK withholding tax on dividends paid by the Issuer to UK Holders. Luxembourg withholding tax on dividends paid by the Issuer is discussed in paragraph ‘19.1.3 Distributions to holder’s’ of this prospectus.

A UK Holder who is an individual (an ‘Individual UK Holder’) will generally be subject to UK income tax on any dividends from the Issuer. An Individual UK Holder should generally be entitled to a non-payable tax credit (equal to one-ninth of the dividend received from the Issuer) which may be set off against the holder’s income tax liability.

In the case of an Individual UK Holder who is liable to income tax at the basic rate, the Individual UK Holder will be subject to tax on the gross dividend at the rate of 10%. Any tax credit received would, in consequence, satisfy in full the Individual UK Holder’s liability to income tax on the gross dividend.

To the extent that the gross dividend falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax, the Individual UK Holder will be subject to tax on the gross dividend at the rate of 32.5%. This means that any tax credit received would satisfy only part of the Individual UK Holder’s liability to income tax on the gross dividend, so that to that extent the Individual UK Holder would have to account for income tax equal to 22.5% of the gross dividend (which equates to 25% of the dividend received). For example, assuming the entire gross dividend falls above the higher rate threshold and below the additional rate threshold and a tax credit is received, a dividend of £90 from the Issuer would represent a gross dividend of £100 (after the addition of the tax credit of £10) and the Individual UK Holder would be required to account for income tax of £22.50 on the dividend, being £32.50 (i.e. 32.5% of £100.00) less £10 (the amount of the tax credit).

To the extent that the gross dividend falls above the threshold for the additional rate of income tax, the Individual UK Holder will be subject to tax on the gross dividend at the rate of 42.5%. This means that any tax credit received would satisfy only part of the Individual UK Holder’s liability to income tax on the gross dividend, so that to that extent the Individual UK Holder would have to account for income tax equal to 32.5% of the gross dividend (which equates to approximately 36.11% of the dividend received). For example, assuming the entire gross dividend falls above the additional rate threshold and a tax credit is received, a dividend of £90 from the Issuer would represent a gross dividend of £100 (after the addition of the tax credit of £10) and the Individual UK Holder would be required to account for income tax of £32.50 on the dividend, being £42.50 (i.e. 42.5% of £100.00) less £10 (the amount of the tax credit).

In the event that a dividend is paid subject to a deduction for or on account of foreign tax, no account of such deduction will be taken when determining the dividend deemed to have been received for UK tax purposes. However, in certain circumstances, Individual UK Holders who are liable to UK income tax on the dividend may be able to claim full or partial credit for the foreign tax paid when calculating their liability to UK income tax.

A UK Holder within the charge to UK corporation tax (a ‘Corporate UK Holder’) and who is a medium or large company will not be subject to tax on distributions of a non-capital nature from the Issuer so long as such distributions fall within an exempt class and certain conditions are met (and provided the anti-avoidance rules set out in the legislation are not triggered). In general, dividends paid on shares that are “ordinary share capital” for UK tax purposes and that are not redeemable and dividends paid to a person holding less than 10% of the issued share capital of the payer (or any class of that share capital) are examples of dividends that fall within an exempt class.

A Corporate UK Holder who is a small company will not be subject to tax on distributions of a non-capital nature from the Issuer, so long as such distribution is paid by a non-excluded resident of a ‘qualifying territory’ at the time it is received (and provided the anti-avoidance rules set out in the legislation are not triggered). Luxembourg is such a ‘qualifying territory’. HMRC may by regulation exclude certain categories of company and territories from this exemption. The Issuer is currently excluded for these purposes. However, from January 1, 2011 (or such earlier date to be determined) the Issuer’s status as a 1929 Luxembourg holding company will cease, and the Issuer will become an ordinary taxable company in Luxembourg. Accordingly the Issuer should cease to be excluded for these purposes. It is expected that the Issuer’s tax status should change before the next dividend payment date and therefore future dividends should not be subject to UK corporation tax.

A shareholder (whether an individual or a company) who is not liable to tax on dividends from the Issuer will not be entitled to claim payment of the tax credit in respect of those dividends.

19.3.3 Sale or disposal of Shares

A disposal or deemed disposal of Shares may arise for UK tax purposes where, for example, a UK Holder sells Shares in the market or Shares are repurchased for cash by the Issuer.

The disposal or deemed disposal of Shares by an Individual UK Holder may give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax, depending on the circumstances and subject to any available exemption or relief (such as the annual exempt amount).

If an Individual UK Holder ceases to be resident or ordinarily resident in the UK for the purposes of UK taxation, and subsequently disposes, or is deemed to have disposed, of Shares, any gain which arises on that disposal may, depending on the circumstances, be taxable in the UK upon the individual subsequently becoming once again resident or ordinarily resident in the UK for UK tax purposes.

The disposal or deemed disposal of Shares by a Corporate UK Holder, may give rise to a chargeable gain or an allowable loss for the purposes of UK corporation tax on chargeable gains, depending on the circumstances and subject to any available exemption or relief (such as indexation allowance).

The disposal, including by way of gift, or deemed disposal of Shares by an Individual UK Holder who is domiciled or deemed, for the purposes of UK inheritance tax, to be domiciled in the UK, may, depending on the circumstances, give rise to a charge to UK inheritance tax.

19.3.4 Dividends paid out of share premium

As the Issuer is subject to Luxembourg company law, it may pay dividends (declared under Luxembourg company law as such) out of share premium.

There has recently been some confusion over whether such a distribution would be a dividend (for UK tax purposes) in the hands of a Corporate UK Holder and so whether it would potentially be exempt from UK corporation tax as described in paragraph ‘19.3.2 Dividends paid by the Issuer’, or whether it would be treated as a distribution of a capital nature and so be outside of the scope of that dividend exemption and potentially subject to UK corporation tax on chargeable gains. The UK Government has, however, sought to resolve that confusion by publishing draft legislation (expected to be included in the Autumn Finance Bill), which, if enacted in its current form, should mean that such dividends paid out of share premium are treated under UK tax law in the same manner as any other dividend.

Such a dividend paid out of share premium should be treated as a dividend in the hands of an Individual UK Holder so that such Individual UK Holder should be taxable in the manner described in paragraph ‘19.3.2 Dividends paid by the Issuers’. If, however, such dividend were instead to be treated as a dividend of a capital nature, the Individual UK Holder would be treated as making a part disposal of Shares (see ‘19.3.3 Sale of disposal of Shares’).

19.3.5 Change in Luxembourg tax status of the Issuer

From January 1, 2011 (or such earlier date to be determined) the Issuer’s status as a 1929 Luxembourg holding company will cease, and the Issuer will become an ordinary taxable company in Luxembourg. The above analysis should continue to apply; although, it should be noted that such a change should result in the Issuer no longer being an excluded company for the purposes of exemption from UK corporation tax, which may mean that small companies would no longer be liable to UK corporation tax on dividends paid in respect of their Shares.

It should also be noted that it will not always be possible for UK taxpayers to claim full credit for any Luxembourg withholding tax, in the event that any such withholding tax is levied.

The conversion from a 1929 Luxembourg holding company to an ordinary taxable company in Luxembourg should not be considered to be a taxable event for UK Holders.

19.3.6 The consequences of the Combination for Existing Acergy Shareholders

Existing Acergy Shareholders should not incur any liability to UK taxation merely by reason of the Combination being effected as described in this prospectus.

19.3.7 The consequences of the Scheme for Scheme Shareholders

A Scheme Shareholder who receives New Acergy Shares in consideration for the repurchase and cancellation of Scheme Shares and does not hold (either alone or together with persons connected to such Scheme Shareholder) more than five per cent of, or any class of, shares in or debentures of Subsea 7 Inc, should not be treated as having made a disposal of those Scheme Shares. Instead, the New Acergy Shares should be treated as the same asset acquired at the same time and for the same consideration as such Scheme Shares.

A Scheme Shareholder who receives New Acergy Shares in consideration for the repurchase and cancellation of Scheme Shares and does hold (either alone or together with persons connected to such Scheme Shareholder) more than five per cent. of, or of any class of, shares in or debentures of Subsea 7 Inc, should be advised that an application is not being made to HMRC for clearance under section 138 of the Taxation of Chargeable Gains Act 1992 that HMRC is satisfied that the Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. If the Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax, such a Scheme Shareholder should not be treated as having made a disposal of such Scheme Shares. Instead, the New Acergy Shares should be treated as the same asset acquired at the same time and for the same consideration as such Scheme Shares.

To the extent that a Scheme Shareholder receives cash under the Scheme in respect of some or all of that Scheme Shareholder’s Scheme Shares, that Scheme Shareholder will, except to the extent referred to in the next paragraph, be treated as disposing of the Scheme Shares which may, depending on the Scheme Shareholder’s individual circumstances (including the availability of exemptions, reliefs or allowable losses), give rise to a liability to UK taxation of chargeable gains.

Under current HMRC practice, if a Scheme Shareholder receives cash in addition to New Acergy Shares and the amount of cash received is small in comparison with the value of that Scheme Shareholder’s Scheme Shares, the Scheme Shareholder should not be treated as having disposed of the shares in respect of which the cash was received. Instead, an amount equal to the amount of such cash may be deducted from the base cost of that Scheme Shareholder’s New Acergy Shares, so long as the base cost is at least equal to the amount of such cash.

Under current HMRC practice, any cash payment of £3,000 or less or which is five per cent. or less of the market value of a Scheme Shareholder’s holding of Scheme Shares should generally be treated as small for these purposes.

There will generally be no stamp duty or stamp duty reserve tax payable by Scheme Shareholders on either the repurchase and cancellation of the Scheme Shares or, except on the issue of New Acergy Shares to persons providing clearance services or issuing depositary receipts (or, in either case, their nominee or agent), on the issue of New Acergy Shares.

19.4 United States of America

19.4.1 US Federal Income Taxation

The following summary describes, as at the date of this Prospectus and subject to the assumptions and limitations contained herein, the principal US federal income tax consequences relating to the acquisition, pursuant to the Scheme of Arrangement of Shares or ADSs and the holding and disposition of Shares or ADSs. This summary addresses only the US federal income tax considerations of holders that hold Scheme Shares, Shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	certain financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities;

•	individual retirement accounts and other tax-deferred accounts;

•	taxpayers that have elected to use mark-to-market accounting;

•	persons that received Scheme Shares, Shares or ADSs as compensation for the performance of services;

•	persons that hold Scheme Shares, Shares or ADSs as part of a ‘hedging’ or ‘conversion’ transaction or as a position in a ‘straddle’ for US federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	persons that have a ‘functional currency’ other than the US dollar; or

•

holders that own or have owned, or are deemed to own, 5% or more, by voting power or value, of the outstanding equity interests of Subsea 7 Inc. or Acergy S.A. (or following the completion of the Scheme of Arrangement, holders that own, or are deemed to own, 5% or more, by voting power or value, of the outstanding equity interests of the Issuer for US federal income tax purposes.

Moreover, this description does not address the US federal estate and gift tax or alternative minimum tax consequences, nor any state, local or non-US tax consequences of the acquisition, holding or disposition of the Shares or ADSs. Each investor should consult a tax advisor with respect to the US federal, state, local and foreign tax consequences of the acquisition, holding and disposition of Shares or ADSs, whether received in the Scheme of Arrangement or otherwise.

This summary is based on the Internal Revenue Code of 1986, as amended (the ‘Code’), existing, proposed and temporary US Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. This description is also based on certain assumptions, including an assumption that neither Subsea 7 Inc. nor Acergy S.A. is or has been a passive foreign investment company (‘PFIC’) for US federal income tax purposes at any time and assumptions regarding the completion of the

Scheme of Arrangement in the manner contemplated by the Combination Agreement, and on certain representations and covenants made by Subsea 7 Inc. and Acergy S.A. If any of those representations, covenants or assumptions is inaccurate, the US federal income tax consequences of the Scheme of Arrangement could differ from those discussed here. All of the foregoing are subject to change (possibly with retroactive effect) and differing interpretations which could affect the tax consequences described herein.

Neither Subsea 7 Inc. nor Acergy S.A. currently intends to request a ruling from the Internal Revenue Service (the ‘IRS’) regarding any of the US federal income tax consequences of the Scheme of Arrangement, and the characterisation of the Scheme of Arrangement set forth in this discussion will not be binding on the IRS or the US courts, therefore, no assurance can be provided that any conclusions ultimately reached in this discussion will not be challenged by the IRS or will be sustained by a US court if so challenged.

For the purposes of this summary, a ‘US Holder’ is a beneficial owner of Scheme Shares, Shares or ADSs that, for US federal income tax purposes is:

•	an individual citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organised in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to US federal income taxation regardless of its source; or

•

a trust, if such trust validly elects to be treated as a US person for US federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more US persons have the authority to control all of the substantial decisions of such trust.

A ‘Non-US Holder’ is a beneficial owner of Scheme Shares, Shares or ADSs that is neither a US Holder nor a partnership (or other entity treated as a partnership for US federal income tax purposes).

If a partnership (or any other entity treated as a partnership for US federal income tax purposes) is a beneficial owner of Scheme Shares, Shares or ADSs, the tax treatment of such partnership, or a partner in such partnership, will generally depend on the status of the partner and on the activities of the partnership. Partnerships or a partner in a partnership that holds Scheme Shares, Shares or ADSs should consult a tax advisor.

US Internal Revenue Service Circular 230 disclosure

Pursuant to US Internal Revenue Service Circular 230, we hereby inform you that the description set forth herein with respect to U.S. federal tax issues was not intended or written to be used, and such description cannot be used, by any taxpayer for the purpose of avoiding any penalties that may be imposed on the taxpayer under the Code. Such description was written to support the marketing (within the meaning of Internal Revenue Service Circular 230) of the transactions or matters addressed herein. Each taxpayer should seek advice based on their particular circumstances from an independent tax advisor.

19.4.2 Ownership of ADSs in general

For US federal income tax purposes, a holder of ADSs generally will be treated as the owner of the common shares represented by such ADSs.

The US Treasury Department has expressed concern that depositaries for American Depositary Securities, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of US foreign tax credits by US holders of such receipts or shares. Accordingly, the analysis regarding the availability of a US foreign tax credit for Luxembourg taxes and sourcing rules described below could be affected by future actions that may be taken by the US Treasury Department

19.4.3 Treatment of the Scheme of Arrangement

US Holders of Scheme Shares

Although there is no authority addressing facts identical to the Scheme of Arrangement and therefore the matter is not free from doubt, the Scheme of Arrangement should be treated as a ‘reorganisation’ within the meaning of Section 368(a) of the Code if Acergy S.A. voting stock is the sole consideration provided by Acergy S.A. in the Scheme of Arrangement, other than cash in lieu of fractional Shares or ADSs. If Acergy S.A. were treated as providing consideration other than its voting stock in the Scheme of Arrangement, including, but not limited to, the payment of cash to holders of Scheme Shares in the event that holders of Scheme Shares would be entitled to Shares or ADSs in an amount that exceeds the Maximum Issue Number (as described under ‘5.2 The Scheme Ratio’), then the Scheme of Arrangement would fail to qualify as a reorganisation. If the Scheme of Arrangement fails to qualify as a reorganisation for US federal income tax purposes, then a US Holder may recognise gain or loss for US federal income tax purposes as a result of the Scheme of Arrangement. Holders should consult a tax advisor regarding the US federal income tax consequences of the Scheme of Arrangement.

Assuming the Scheme of Arrangement qualifies as a reorganisation for US federal income tax purposes, subject to the PFIC rules discussed below, the Scheme of Arrangement generally would result in the following US federal income tax consequences to US Holders of Scheme Shares:

•	no gain or loss would be recognised by a US Holder of Scheme Shares as a result of the surrender of Scheme Shares in exchange for Shares or ADSs pursuant to the Scheme of Arrangement;

•

the aggregate tax basis of the Shares or ADSs received in the Scheme of Arrangement will be the same as the aggregate tax basis of the Scheme Shares surrendered in exchange for the Shares or ADSs, reduced by the tax basis allocated to fractional Share or ADSs for which cash is received;

•

the holding period of the Shares or ADSs received by a US Holder (including fractional Shares or ADSs deemed received) will include the holding period of the Scheme Shares surrendered in exchange therefore; and

•

holders of Scheme Shares receiving cash in lieu of fractional Shares or ADSs generally will recognise gain or loss equal to the difference between the amount of cash received and their tax basis in their fractional Shares or ADSs (computed as described above). The character of such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the fractional Shares or ADSs are treated as having been held for more than one year at the time of the Scheme of Arrangement.

A US Holder may have different consequences if Subsea 7 Inc. is or was a PFIC for US federal income tax purposes for any taxable year during which the US Holder held the Scheme Shares. A non-US corporation will be classified as a PFIC for US federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is ‘passive income’; or

•	at least 50% of the average value of its gross assets is attributable to assets that produce ‘passive income’ or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether a non-US corporation is a PFIC, a pro rata portion of the income and assets of each subsidiary in which the corporation owns, directly or indirectly, at least a 25% interest (by value) is taken into account. If a non-US corporation is a PFIC for any year during which a US person holds its shares or American Depositary Securities, it will generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which the US person holds its shares or American Depositary Securities even if the non-US corporation’s assets and income cease to meet the threshold requirements for PFIC status.

If Subsea 7 Inc. were characterised as a PFIC for any taxable year during which a US Holder held Scheme Shares, the US Holder generally would be subject to special US federal income tax rules. In general, (1) a US Holder would be required to recognise gain as a result of the Scheme of Arrangement as if it were a taxable transaction, regardless of whether the Scheme of Arrangement qualified as a reorganisation (unless Acergy S.A. also were a PFIC for the taxable year which includes the day after the effective date of the Scheme of Arrangement), and (2) gain recognised by a US Holder that exchanges its Scheme Shares pursuant to the Scheme of Arrangement would be allocated ratably over the holder’s holding period for the Scheme Shares. The amounts allocated to the current taxable year and to any other year would be taxed as ordinary income. The amount allocated to each other year, other than the current taxable year and any year before Subsea 7 became a PFIC, would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such amounts. US Holders should consult their tax advisors regarding Subsea 7 Inc.’s PFIC status for the periods during which they have held Scheme Shares and the US federal income tax consequences to them of the Scheme of Arrangement if Subsea 7 Inc. is or was a PFIC.

Other US Holders

For US Holders that acquired Shares or ADSs prior to the Scheme of Arrangement, and not in connection with or as part of the Scheme of Arrangement, the Scheme of Arrangement should not result in any gain or loss to the holder for US federal income tax purposes.

Non-US Holders

As a result of the Scheme of Arrangement, Non-US Holders will recognise gain to the same extent that a US Holder will recognise gain as described above. Any gain recognised by a Non-US Holder generally will constitute capital gain and generally will not be subject to U.S. federal income tax unless:

•	such Non-US Holder is an individual that is present in the United States for 183 days or more in the taxable year of the Scheme of Arrangement, and certain other requirements are met; or

•

such gain is effectively connected with such Non-US Holder’s conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to such Non-US Holder’s US permanent establishment.

19.4.4 Holding and disposition of Shares or ADSs

Distributions

Subject to the discussion in paragraph ‘19.4.7 Passive foreign investment company considerations’ for US federal income tax purposes, the gross amount of any distribution (including repayment of share premium) made to a US Holder with respect to Shares or ADSs, (other than certain distributions, if any, of additional Shares distributed pro rata to all shareholders, including holders of ADSs, with respect to Shares or ADSs) will be included in such holder’s income on the day on which the distributions are actually or constructively received by the US Holder (which in the case of ADSs will be the date such distribution is received by the depositary) as dividend income to the extent such distributions are paid out of the Issuer’s current or accumulated earnings and profits as determined under US federal income tax principles. If a US Holder receives a dividend in a foreign currency (i.e., a currency other than the US dollar), any such dividend will be included in such holder’s gross income in an amount equal to the US dollar value of such foreign currency on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend income. A US Holder may have foreign currency gain or loss if the amount of such dividend is not converted into US dollars on the date of receipt. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate US Holders.

For taxable years beginning on or before December 31, 2010, non-corporate US Holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e. gains with respect to capital assets held for more than one year). A foreign corporation is a qualified foreign corporation if such corporation is eligible for the benefits of a comprehensive income tax treaty with the United States, which the Secretary of the US Treasury determines is satisfactory and which includes an exchange of information program (the ‘Treaty Test’). The Convention between the Grand Duchy of Luxembourg and the US for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the ‘Treaty’) provides that 1929 Luxembourg holding companies are not residents for purposes of the Treaty. Thus, for so long as the Issuer is treated as a 1929 Luxembourg holding company, the Issuer will not be eligible for the benefits of the Treaty and, as a result, will not satisfy the Treaty Test. A foreign corporation that does not satisfy the Treaty Test may still be treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADRs that are readily tradable on an established securities market in the United States. US Treasury Department guidance indicates that the ADSs (which are listed on the NASDAQ), but not the Shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion in paragraph ‘19.4.7 ‘Passive foreign investment company considerations,’ dividends that the Issuer pays on the ADS, but not on the Shares, currently meet the conditions required for these reduced tax rates. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a US Holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs. Subject to the discussion in paragraph ‘19.4.7 ‘Passive foreign investment company considerations’ to the extent, if any, that the amount of any distribution exceeds the Issuer’s current and accumulated earnings and profits as determined under US federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of the Shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognised on a subsequent disposition of Shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognised on a sale or exchange (as discussed in the paragraph ‘Sale or exchange of Shares or ADSs’ below). The Issuer does not maintain calculations of its earnings and profits under US federal income tax principles, and therefore a US Holder should expect that the entire amount of a distribution will generally be reported as dividend income to such US Holder.

For taxable years beginning on or after January 1, 2011, absent a change in applicable law, non-corporate US Holders will be taxed on dividends (including dividends paid by a qualified foreign corporation) at the rates applicable to ordinary income. For US Holders, dividend income received with respect to Shares or ADSs will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific baskets of income. For this purpose, dividend income should generally constitute ‘passive category income,’ or in the case of certain US Holders, ‘general category income’. Further, in certain circumstances, if US Holders (i) have held Shares or ADSs for less than a specified minimum period determined by excluding any period during which such holders are protected from risk of loss or (ii) are obligated to make payments related to the dividends, such holders will not be allowed a foreign tax credit for foreign taxes imposed on dividend income with respect to Shares and ADSs. The rules governing the foreign tax credit are complex. Holders are urged to consult a tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

Subject to the discussion in paragraph ‘19.4.8 Backup withholding tax and information reporting requirements,’ Non-US Holders of Shares or ADSs will generally not be subject to US federal income or withholding tax on dividends received on Shares or ADSs, unless such income is effectively connected with the holder’s conduct of a trade or business in the United States.

Sale or exchange of Shares or ADSs

Deposits and withdrawals of Shares by holders in exchange for ADSs will not result in the realisation of gain or loss for US federal income tax purposes.

Subject to the discussion in paragraph ‘19.4.7 Passive foreign investment company considerations’ , US Holders will generally recognise a gain or loss on the sale or exchange of Shares or ADSs equal to the difference between the amount realised on such sale or exchange and the holder’s adjusted tax basis in the Shares or ADSs. Subject to the discussion in paragraph ‘19.4.7 Passive foreign investment company considerations’ such gain or loss will be a capital gain or loss. For non-corporate US Holders, the maximum marginal US federal income tax rate applicable to such gain will be lower than the maximum marginal US federal income tax rate applicable to ordinary income (other than certain dividends) if the holding period for such Shares or ADSs exceeds one year (i.e. it is a long-term capital gain). For US Holders, any gain or loss recognised will generally be treated as US source gain or loss, as the case may be, for US foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Subject to the discussion in the immediately succeeding paragraph below, the initial tax basis of Shares held by a US Holder will generally be the US dollar value of the non-US dollar currency denominated purchase price determined on the date of purchase. If the Shares are treated as traded on an ‘established securities market,’ cash basis US Holders (or, on election, accrual basis US Holders), will determine the US dollar value of the cost of such Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of US dollars to non-US dollar currency and the immediate use of that currency to purchase Shares generally will not result in taxable gain or loss for a US Holder. For US Holders, the initial tax basis of their ADSs will be the US dollar denominated purchase price determined on the date of purchase.

If the Scheme of Arrangement is treated as a reorganisation for US federal income tax purposes and Subsea 7 Inc. is not a PFIC, the aggregate initial tax basis of Shares or ADSs held by a US Holder that acquired Shares or ADSs pursuant to the Scheme of Arrangement will generally be the same as the aggregate tax basis of the Scheme Shares surrendered in exchange for the Shares or ADSs pursuant to the Scheme of Arrangement, reduced by the tax basis allocated to fractional Shares or ADSs for which cash is received. See the discussion in paragraph ‘19.4.3 Treatment of the Scheme of Arrangement’.

With respect to the sale or exchange of Shares or ADSs, the amount realised generally will be the US dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis US Holder and (2) the date of disposition in the case of an accrual basis US Holder. If the Shares or ADSs are treated as traded on an ‘established securities market,’ a cash basis taxpayer, (or, if it elects, an accrual basis taxpayer) will determine the US dollar value of the amount realised by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Subject to the discussion in paragraph ‘19.4.8 Backup withholding tax and information reporting requirements’. Non-US Holders will generally not be subject to US federal income or withholding tax on any gain realised on the sale or exchange of such Shares or ADSs unless (1) such gain is effectively connected with the holder’s conduct of a trade or business in the United States or (2) if the holder is an individual Non-US Holder, who is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

19.4.5 Change in Luxembourg tax status of the Issuer

The conversion of the Issuer from a 1929 Luxembourg holding company to a fully taxable Luxembourg resident company subject to ordinary corporate taxation should not trigger US federal income tax for US Holders. With respect to dividends subject to reduced rates in the hands of non-corporate US Holders during taxable years beginning on or before December 31, 2010, following such conversion the Issuer may satisfy the Treaty Test described in paragraph ‘19.4.4 Holding and disposition of Shares or ADS — Distributions’.

19.4.6 New legislation

Recently enacted legislation requires certain US Holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of Shares or ADSs for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain US Holders who are individuals to report information relating to an interest in Shares or ADSs, subject to certain exceptions (including an exception for Shares or ADSs held in a custodial account maintained with a US financial institution). US Holders are urged to consult their tax advisors regarding the effect, if any, of new US federal income tax legislation on their ownership and disposition of Shares or ADSs.

19.4.7 Passive foreign investment company considerations

Based in part on estimates of the Issuer’s gross income and the value of the Issuer’s gross assets and the nature of the Issuer’s business, the Issuer believes that it should not be classified as a PFIC for the Issuer’s current taxable year. The Issuer’s status in future years will depend on the Issuer’s assets and activities in those years. The Issuer has no reason to believe that the Issuer’s assets or activities will change in a manner that would cause the Issuer to be classified as a PFIC, but there can be no assurance that it will not be considered a PFIC for any taxable year. If the Issuer is or becomes a PFIC, US Holders would generally be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of dividends at the lower rates applicable to long-term capital gains, as discussed in paragraph ‘19.4.4 Holding and disposition of Shares or ADS — Distributions’) with respect to any gain from the sale or exchange of, and certain distributions with respect to, Shares or ADSs.

If the Issuer is or becomes a PFIC, holders could make a variety of elections that may alleviate certain tax consequences referred to above, and one of these elections may be made retroactively. However, the Issuer does not expect that the conditions necessary for making certain of such elections with respect to the Shares or ADSs will be met. Holders should consult a tax advisor regarding the tax consequences that would arise if the Issuer is or becomes a PFIC.

Recently enacted legislation creates an additional annual filing requirement (the ‘Reporting Legislation’) for US persons who are shareholders of a PFIC. The Reporting Legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the US Treasury authority to decide what information must be included in such annual filing. The Internal Revenue Service has recently issued guidance providing that as it develops further guidance regarding the Reporting Legislation, (1) persons that were required to file Form 8621 prior to the enactment of the Reporting Legislation must continue to file Form 8621 as appropriate, and (2) shareholders of a PFIC that were not otherwise required to file Form 8621 annually prior to March 18, 2010, will not be required to file an annual report as a result of the Reporting Legislation for taxable years beginning before March 18, 2010. If the Issuer was a PFIC for a given taxable year, then US Holders should consult their tax advisor concerning their annual filing requirements.

19.4.8 Backup withholding tax and information reporting requirements

US backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders. Information reporting generally will apply to the distributions on, and to proceeds from the sale or redemption of Shares or ADSs made within the United States, or by a US payer or US middleman to a holder of Shares or ADSs, other than an exempt recipient, including a corporation, a payee that is not a US person that provides an appropriate certification and certain other persons. A payer will be required to withhold backup withholding tax from any distributions on, or the proceeds from the sale or redemption of Shares or ADSs within the United States, or by a US payer or US middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for taxable years through 2010. Absent a change in applicable law, the backup withholding rate will be 31% for taxable years beginning on or after January 1, 2011.

Backup withholding is not an additional tax. US Holders may generally obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder’s US federal income tax liability by filing a refund claim with the IRS. The holder will be entitled to credit any amounts withheld under the backup withholding rules against their US federal income tax liability provided that the holder furnishes the required information to the IRS in a timely manner.

The above summary is not intended to constitute a complete analysis of all US federal income tax consequences relating to the acquisition, holding and disposition of Shares or ADSs. Each investor should consult a tax advisor concerning the tax consequences of their particular situation.

XX. AUDITORS

The consolidated financial statements of Acergy S.A. and its subsidiaries for the years ended November 30, 2009 and 2008, prepared in accordance with IFRS and incorporated by reference in this prospectus, have been audited by Deloitte S.A., Luxembourg who rendered an unqualified opinion on the consolidated financial statements.

For the year ended November 30, 2007 Acergy S.A. produced consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (‘US GAAP’) as required by the US Securities and Exchange Commission. In their opinion on the financial statements for the year ended November 30, 2007 Deloitte S.A. rendered an unqualified opinion under US GAAP, but highlighted that the consolidated financial statements did not comply in all material respects with the legal and regulatory requirements in Luxembourg and consequently their opinion was qualified in this regard.

Deloitte S.A. do not have any material interest in Acergy S.A..

Deloitte S.A. has also issued an independent assurance report on the unaudited pro forma consolidated financial information of SUBSEA 7 S.A. and its subsidiaries reflecting the expected Combination as of May 31, 2010 and consisting of the unaudited pro forma balance sheet of SUBSEA 7 S.A. as at May 31, 2010, the unaudited pro forma profit and loss account of SUBSEA 7 S.A. for the six month period ended May 31, 2010 and accompanying notes to the unaudited pro forma consolidated financial information.

Deloitte S.A. and the auditors employed by Deloitte S.A. are registered with the CSSF and with the IRE (Institut des Réviseurs Luxembourgeois) as a cabinet de révision agréé and as réviseurs d’entreprises agréés, respectively.

The address of Deloitte S.A. is:

Deloitte S.A.

560, rue de Neudorf

L-2220 Luxembourg

The consolidated financial statements of Subsea 7 Inc. and its subsidiaries for the years ended December 31, 2009, 2008 and 2007, incorporated by reference in this prospectus, have been audited by PricewaterhouseCoopers LLP, an independent public accounting firm.

The address of the auditor referred to above is:

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

32 Albyn Place

Aberdeen AB10 1YL

United Kingdom

XXI. DOCUMENTS ON DISPLAY

For one year from the date hereof, the following information may be inspected, or copies of this information may be obtained at the Issuer’s registered office and from the Issuer’s website: www.acergy-group.com and after Completion: www.subsea7.com. Until Completion this information can also be inspected or copies obtained at the registered office of Subsea 7 Inc. at the offices of Subsea 7 Norway AS at Stavanger, Kanalsletta 9, NO-4052 Røyneberg, Norway or on Subsea 7 Inc.’s website: www.subsea7.com:

•	Current Articles of Incorporation of the Issuer

•	Proposed Articles of Incorporation

•	Letter to the Shareholders of Acergy S.A.

•	Circular

•	Scheme of Arrangement

•	Convening Notice for the Extraordinary General Meeting of shareholders of Acergy S.A. (once available)

•

The historical financial information of Acergy S.A. and Subsea 7 Inc., included by reference in this prospectus, for each of the three financial years preceding the publication of this prospectus and the semi-annual financial reports of Acergy S.A. for the period ended May 31, 2010 and of Subsea 7 Inc. for the period ended June 30, 2010, which are also available on the website of the Luxembourg Stock Exchange (www.bourse.lu)

XXII. DOCUMENTS AVAILABLE FOR INSPECTION

For one year from the date hereof, the following information may be inspected only by arrangement at the offices of Elvinger, Hoss & Prussen, Luxembourg, legal advisors to Acergy S.A. at the following offices:

Elvinger, Hoss & Prussen

2, Place Winston Churchill

L-2014 Luxembourg

Grand-Duchy of Luxembourg

Acergy@EHP.lu

•	Combination Agreement

•	Relationship Agreement

XXIII. DOCUMENTS INCORPORATED BY REFERENCE

The consolidated financial statements of Acergy for the years ended November 30, 2009, 2008 and 2007 are hereby incorporated by reference in this prospectus. The consolidated financial statements of Acergy for the year ended November 30, 2007 have been prepared in accordance with US GAAP including an auditor’s report in respect thereof. The consolidated financial statements of Acergy for the years ended November 30, 2009 and 2008 have been prepared in accordance with IFRS including an auditor’s report in respect thereof.

The semi-annual unaudited consolidated financial statements of Acergy for the six months ended May 31, 2010 are hereby incorporated by reference in this prospectus and have been prepared in accordance with IFRS.

The consolidated balance sheet of Acergy for the year ended November 30, 2009 can be found on page 96 of the 2009 Financial Statements, the consolidated income statement can be found on page 94, the consolidated statement of recognised income and expense can be found on page 95, the consolidated cash flow statement can be found on page 97, the notes to the consolidated financial statements on pages 98-152 and the auditor’s report on page 93.

The consolidated balance sheet of Acergy for the year ended November 30, 2008 can be found on pages 44-45 of the 2008 Financial Statements, the consolidated income statement can be found on page 42, the consolidated statement of recognised income and expense can be found on page 43, the consolidated cash flow statement can be found on page 46, the notes to the consolidated financial statements on pages 47-104 and the auditor’s report on page 41.

The consolidated balance sheet of Acergy for the year ended November 30, 2007 can be found on page 82 of the 2007 Financial Statements, the consolidated income statement can be found on page 81, the consolidated cash flow statement can be found on page 84, the consolidated statement of changes in shareholders’ equity can be found on page 83, the notes to the consolidated financial statements on pages 85-122 and the auditor’s report on page 80.

The consolidated balance sheet of Acergy for the six months ended May 31, 2010 can be found on page 8 of the semi-annual 2010 financial statements, the consolidated income statement can be found on page 7, the consolidated cash flow statement can be found on page 17 and the notes to the consolidated semi-annual financial statements on pages 18-21.

The consolidated financial statements of Subsea 7 for the years ended December 31, 2009, 2008 and 2007 are hereby incorporated by reference in this prospectus and have been prepared in accordance with IFRS including an auditor’s report in respect thereof.

The semi-annual consolidated unaudited financial statements of Subsea 7 for the six months ended June 30, 2010 are hereby incorporated by reference in this prospectus and have been prepared in accordance with IFRS.

The consolidated balance sheet of Subsea 7 for the year ended December 31, 2009 can be found on page 56 of the 2009 Financial Statements, the consolidated income statement can be found on page 54, the consolidated statement of comprehensive income can be found on page 55, the consolidated statement of changes in shareholders’ equity can be found on page 57, the consolidated cash flow statement can be found on page 59, the notes to the consolidated financial statements on pages 60-104 and the auditor’s report on page 53.

The consolidated balance sheet of Subsea 7 for the year ended December 31, 2008 can be found on page 38 of the 2008 Financial Statements, the consolidated income statement can be found on page 37, the consolidated statement of changes in shareholders’ equity can be found on page 39, the consolidated cash flow statement can be found on page 41, the notes to the consolidated financial statements on pages 42-79 and the auditor’s report on page 36.

The consolidated balance sheet of Subsea 7 for the year ended December 31, 2007 can be found on page 45 of the 2007 Financial Statements, the consolidated income statement can be found on page 44, the consolidated statement of changes in shareholders’ equity can be found on page 46, the consolidated cash flow statement can be found on page 47, the notes to the consolidated financial statements on pages 48-80 and the auditor’s report on page 43.

The consolidated balance sheet of Subsea 7 for the six months ended June 30, 2010 can be found on page 9 of the semi-annual 2010 financial statements, the consolidated income statement can be found on page 7, the consolidated statement of comprehensive income can be found on page 8, the consolidated statement of changes in equity can be found on page 10, the consolidated cash flow statement can be found on page 11 and the notes to the consolidated semi-annual financial statements on pages 12- 14.

Sections not specifically mentioned within the documents set out above are incorporated for informational purposes only.

You should assume that the information appearing in this prospectus, or any documents incorporated by reference in this prospectus, is accurate only as of the date on the front cover of the applicable document. The business, financial condition, results of operations and prospects of Acergy and Subsea 7 may have changed since that date.

XXIV. RESPONSIBILITY STATEMENT

Acergy S.A. is responsible for the information contained in this prospectus.

Acergy S.A., having taken all reasonable care to ensure that such is the case, confirms that, to the best of its knowledge as at the date of this prospectus, the information contained in this prospectus is in accordance with the facts and contains no omission likely to affect its import.

Subsea 7 Inc., having taken all reasonable care to ensure that such is the case, confirms that, to the best of its knowledge as at the date of this prospectus, the information contained in this prospectus pertaining to Subsea 7 Inc. and its group is in accordance with the facts and contains no omission likely to affect its import.

The information appearing in this prospectus or any document incorporated by reference herein is accurate as of the date of the front cover of the applicable document. The business, financial statements, results of operations and prospects may have changed since that date.

Where information has been sourced from a third party, Acergy confirms that such information has been accurately reproduced, and as far as Acergy is aware, there are no omissions of fact which would render the information inaccurate or misleading.

XXV. ANNEXES

A-1

The agenda of the Acergy Combination EGM

An Extraordinary General Meeting of Shareholders (the ‘Meeting’) of Acergy S.A. (the ‘Company’) will be held on Tuesday November 9, 2010 at 12.00 pm (local time) at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg to consider the following resolutions relating to the Combination.

(1)	To approve the Combination with Subsea 7, and accordingly to increase the authorised share capital of the Company to $900 million and, conditional upon and with effect from Completion (as defined in the enclosed prospectus), to restate the Company’s Articles of Incorporation, as set out in the prospectus, including changing the name of the Company to ‘Subsea 7 S.A.’.

(2)	To appoint Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Mel Fitzgerald, Mr Dod Fraser, Mr Arild Schultz, Mr Allen L Stevens and Mr Trond Westlie as the Directors of the Company as from Completion. Additionally, to appoint a ninth Director jointly identified by the Chairmen of Acergy S.A. and Subsea 7 Inc. and proposed for appointment at the Extraordinary General Meeting. Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Mel Fitzgerald and such ninth Director to serve for an initial term expiring at the annual general meeting to be held not less than 12 months after Completion, and the initial term of the remaining directors to expire at the then following annual general meeting.

A-2

Proposed Articles of Incorporation

Changes to the current Articles of Incorporation of Acergy S.A. are highlighted. The subscribed capital indicated in article 5 reflects the currently issued share capital of Acergy S.A. and will be adjusted following Completion to reflect the issue of the New Acergy Shares.

CHAPTER 1. NAME, REGISTERED OFFICE, OBJECTS, DURATION

Article 1: There is incorporated a Luxembourg company in the form of a public limited liability company under the name of “Subsea 7 S.A.”.

~~It will be styled “Acergy S.A.”~~

Article 2: The registered office of the Company is situated in Luxembourg. It may be transferred to any other place in the Grand Duchy of Luxembourg by resolution of the Board of Directors.

When extraordinary events of political, economic or social policy occur or shall be imminent, which might interfere with the normal business at the registered office or with the easy communication between such office and foreign parts, the registered office may be declared to have been transferred abroad provisionally until the complete cessation of these abnormal circumstances; without this measure, however, having any effect on the nationality of the Company, which, notwithstanding this provisional transfer of the registered office, shall remain of Luxembourg nationality.

A similar declaration of the transfer of the registered office of the Company shall be made and brought to the attention of third parties by one of the ~~executive departments~~ representatives of the Company, which has power to bind it for current and everyday acts of management.

The Board of Directors shall also have the right to set up offices, administrative centers, agencies and subsidiaries wherever it shall see fit, either within or outside the Grand Duchy of Luxembourg.

Article 3:

3.1. The objects of the Company are to invest in subsidiaries which will provide subsea construction, maintenance, inspection, survey and engineering services, predominantly for the offshore oil and gas industry.

More generally, the Company may participate in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purposes of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects.

Transitional provision

Until the earlier of (i) midnight 31 December 2010 or (2) the relinquishing of the special regime provided by the Law on holding companies of the thirty-first of July, nineteen hundred and twenty-nine pursuant to a decision by the Board of Directors — duly authorized hereto by the Shareholders at a general meeting — (such date the “Relevant Date”) the foregoing paragraph will include the following provision:

whilst nevertheless remaining within the limits set out by the law on holding companies of the thirty-first of July, nineteen hundred and twenty-nine.

3.2 As from (but not including) the Relevant Date the object of the Company shall be as follows:

The objects of the Company are to invest in subsidiaries which predominantly will provide subsea construction, maintenance, inspection, survey and engineering services, in particular for the offshore oil and gas and related industries.

The Company may further itself provide such subsea construction, maintenance, inspection, survey and engineering services, and services ancillary to such services.

The Company may, without restriction, carry out any and all acts and do any and all things that are not prohibited by law in connection with its corporate objects and to do such things in any part of the world whether as principal, agent, contractor or otherwise.

More generally, the Company may participate in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purposes of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects.

The Board of Directors is ~~authorized~~ authorised by the shareholders at a general meeting ~~of 16th February~~ held on [date of Acergy Combination EGM] ~~2010~~ to delete ~~the provision~~ paragraph 3.1 following the occurrence of ~~any of the two contemplated events~~ the Relevant Date.

Article 4: The Company is incorporated for an unlimited period. It may be wound up in accordance with legal requirements.

CHAPTER 2. CAPITAL, SHARES, BOND-ISSUES

Article 5: The ~~authorized~~ authorised capital of the Company is fixed at ~~Four~~ Nine Hundred ~~and Sixty~~ Million United States Dollars (U.S.~~$460,000,000~~$900,000,000) to be represented by (a) ~~Two~~ Four Hundred and ~~Thirty~~Fifty Million (~~230,000,000~~450,000,000) Common Shares, par value Two United States Dollars (U.S. $2.00) per share. Any ~~authorized~~ authorised but unissued Common Shares shall lapse five (5) years after [the publication ~~of the Articles of Incorporation, or any amendment thereto, in the Memorial~~ in the Mémorial C, Recueil des Sociétés et Associations of the deed enacting the general meeting of shareholders held on [date of Acergy Combination EGM].

The issued capital of the Company is set at Three Hundred and Eighty-Nine Million Nine Hundred and Seven Thousand Nine Hundred and Forty-Four United States Dollars (U.S. $389,907,944) represented by One Hundred and Ninety-Four Million Nine Hundred and Fifty-Three Thousand Nine Hundred and Seventy-Two (194,953,972) Common Shares, par value Two United States Dollars (U.S. $2.00) per share, all of said shares being fully paid.

The Board of Directors or delegate(s) duly appointed by the Board may from time to time issue shares against contributions in kind or cash out of the total ~~authorized~~ authorised shares at such times and on such terms and conditions, including the issue price, as the Board or its delegates may in its or their discretion resolve. The holders of Common Shares shall be entitled to pre-emptive rights in respect of any future issue of Common Shares for cash. The Board of Directors may suppress the pre-emptive rights of the shareholders to the extent it deems relevant, in particular:

(a) to issue Common Shares for cash whether in a private transaction or in a public offering at such price as determined by the Board of Directors of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company) in order to enlarge or diversify the shareholder base through the entry of new investors, and

(b) to issue, or offer to issue, Common Shares in connection with participation, financing, joint venture or other strategic proposals, strategies or projects and/or to secure financing if the Board of Directors of the Company determines same to be in the best interest of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company), provided that no Common Shares shall be so issued pursuant to subsections (a) or (b) hereof at a price of less than seventy-five percent (75%) of the market value determined by the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on The Nasdaq Stock Market Inc., if applicable) for the ten most recent trading days prior to such transaction, and further provided that Common Shares shall be issued otherwise on the terms and conditions set forth in the report by the Board of Directors to the general meeting as prescribed by law, including where the issue price is less than the “par value” of a Common Share (U.S. $2.00), the Board of Directors shall be ~~authorized~~ authorised to proceed with any such transaction and to transfer from the “paid-in” surplus (“free reserves”) account of the Company to the “par value” account of the Company any such deficiency between the par value and the issue price of any such shares, such action to be effective for a further five year period from the date of publication of the minutes of the Extraordinary General Meeting of shareholders of ~~4 August 2009~~ [date of Acergy Combination EGM].

Each time the Board of Directors or its delegate(s) shall have issued authorised Common Shares and accepted payment therefore, this Article shall be amended to reflect the result of such issue and the amendment will be recorded by notarial deed at the request of the Board of Directors or its delegates.

In addition to the authorized Common Shares set forth above, there shall also be authorized one million five hundred thousand (1,500,000) Class A Shares, par value U.S. $2.00 per share. Such Class A Shares have been authorized for the sole purpose of options granted under the Company’s existing stock option plan in respect of the shares of the Company, and may not be used for any other purpose. The rights, preferences and priorities of such Class A Shares are set forth in Article 37 hereof. All such Class A Shares shall convert to Common Shares immediately upon issuance. Such authorized Class A Shares shall exist only for the period of time specified in Article 37 hereof and shall expire, without further action, on such date. Prior thereto, any authorized but unissued Class A Shares shall lapse five (5) years after publication of the Articles of Incorporation, or any amendment, in the Memorial, subject to extension up to the final expiry date as provided in Article 37 hereof. As from 1st  January 2011, this paragraph will be deemed deleted from the Articles.

Article 6: Any share premium which shall be paid in addition to the par value of the Common Shares shall be transferred to paid-in surplus.

Article 7: Common Shares being fully paid up shall not be subject to any restriction in respect of their transfer~~, but~~. However, such shares shall be subject to the restrictions on shareholdings set forth in Article 33 hereof until (and including) the Relevant Date, following which this sentence shall be deemed to be deleted from these Articles.

Article 8: The Common Shares shall be issued in registered form only. Registered share certificates will only be issued if required by rules or regulations of Stock Exchanges on which Common Shares are listed. The share certificates shall be signed manually or by facsimile by two directors of the Company. Confirmation of entry in the Share Register (the “Register”) or other evidence of ownership will be issued for Common Shares and shall be in such form and shall bear such legends and such numbers of identification as shall be determined by the Board of Directors. The Board of Directors may provide for compulsory authentication of the share certificates by the Registrar(s) or Authentication Agents.

All Common Shares in the Company shall be registered in the Register(s) in paper or electronic form which shall be kept by or under authority of persons designated therefore by the Company or other Agents. Such Register(s) shall contain the name of each holder of Common Shares, his residence and/or elected domicile and the number of Common Shares held by him and other information as may be required from time to time by applicable law.

The Company may appoint ~~Registrars~~ registrars or ~~Agents~~ agents in different jurisdictions who will each maintain a separate Register for the Common Shares entered therein and the holders of Common Shares may elect to be entered in one of the Registers and to be transferred from time to time from one Register to another Register. The transfer to the Register kept at the registered office of the ~~company~~ Company in Luxembourg may always be requested by any shareholder.

On transfers of Common Shares, new confirmation of entry or other evidence of ownership in respect of Common Shares transferred and retained, respectively, shall be issued in each case without charge to the holder thereof.

Transfers of Common Shares shall be effected upon delivery to its relevant appointed ~~Registrars~~ registrars or ~~Agents~~ agents of confirmation of entry or other evidence of ownership together with a declaration of transfer, dated and signed by the transferor and transferee, or by persons holding suitable powers of attorney to act therefor, in each case in such form and with such evidence of authority as shall be satisfactory to the Company.

Except as provided in Article 11 hereof, the Company may consider the Person in whose name the Common Shares are registered in the Register(s) as the full owner of such Common Shares. The Company shall be completely free of responsibility in dealing with such Shares towards third parties and shall be justified in considering any right, interest or claims of such third parties in or upon such Common Shares to be nonexistent, subject, however, to any right which such person might have, to demand the registration or change in registration of Common Shares.

In the event that a holder of Common Shares does not provide any address to which all notices or announcements from the Company may be sent, the Company may permit a notice to this effect to be entered into the Register(s) and such holder’s address will be deemed to be at the registered office of the Company or such other address as may be so entered by the Company from time to time, until a different address shall be provided to the Company by such holder. The holder may, at any time, change his address as entered in the Register(s) by means of written notification to the Registrar.

Lost, stolen or mutilated share certificates for Common Shares, if any, will be replaced by the Registrar who issued the share certificates in the first place upon such evidence, undertakings and indemnities as may be deemed satisfactory to the Company, provided that mutilated share certificates shall be delivered before new share certificates are issued.

Article 9: Each Common Share is entitled to one vote at all meetings of shareholders, except as may be otherwise provided in these Articles of Incorporation and by applicable law.

Article 10: Without prejudice to the provisions of Article 5 hereof, the authorised or issued capital of the Company may be increased in one or more installments by resolution of shareholders adopted in the manner required for amendment of these Articles of Incorporation or as otherwise provided by applicable law.

Article 11: The Common Shares shall be indivisible as far as the Company is concerned. Absent any contrary instruction received by the Registrar or Agent only the first titleholder entered in the Register will be recognised for the entitlement to any voting or other rights pertaining to the Common Shares and only such titleholder will receive communication and notices from the Company.

Notwithstanding the foregoing, the Company has the authority to suspend the exercise of all rights attached to such share(s) until one person has been appointed titleholder with regard to such Common Share(s).

The same rule may be applied in the case of a conflict between an usufructuary and a bare owner or between a pledgor and a pledgee unless the documents produced to the Company provide differently.

The Company shall not issue fractions of Common Shares. The board will also have the right at its discretion to deal with fractions and entitlements, legal or regulatory problems or difficulties for the requirement of any regulatory body or stock exchange or in relation to any practical problems or difficulties in any foreign territory and provide for the payment of cash.

Article 12: The board of directors may resolve the issuing of bonds and debentures and the contracting of loans convertible into Common Shares or exchangeable in other equity or debt securities in particular with or without subscription rights or warrants attached and which may be in bearer or other form in any denomination if applicable and payable in any currency.

The Board of Directors shall fix the rate of interest, conditions of issue, the conversion price and repayment and all other terms and conditions thereof. Notwithstanding articles 5a and 5b, the Board has full discretion in determining the conversion price.

If certificates for bonds or debentures shall be issued, they shall be signed by two Directors of the Company, manually or by facsimile.

CHAPTER 3. ADMINISTRATION

Article 13: The Company shall be managed by a Board of Directors composed of members who need not be shareholders of the Company.

The Board of Directors shall be composed of not less than three (3) persons who shall be elected in accordance with the provisions of this Article 13.

The Directors shall be appointed by the general meeting of shareholders for such term not to exceed ~~six~~ two (2) years as the meeting may decide.

The Company may, by a resolution of the general meeting of shareholders, dismiss any Director before the expiry of the term of his office, notwithstanding any agreement between the Company and such Director. Such dismissal may not prejudice the claims that such Director may have for indemnification as provided by Article 21 or for a breach of any contract existing between him and the Company.

The Directors may be re-elected. The term of office of Directors shall end immediately after the ordinary general meeting in the year of the expiry thereof and their successors have been elected and at least three (3) directors have accepted.

In the case where the office of a Director shall become vacant following death, resignation or otherwise, the remainder of the Directors may convene and elect on the majority of votes thereat, a Director to carry out the duties attaching to the office becoming vacant, to hold such office until the next meeting of shareholders.

With the exception of a candidate recommended by the Board of Directors or a Director whose term of office shall expire at a general meeting of shareholders, no candidate may be appointed unless three days at least before the date fixed for the meeting and twenty-two days at the most before this date a written declaration, signed by a shareholder duly authorised, shall have been deposited at the registered office of the Company, and in the terms of which he intends to propose the appointment of this person together with a written declaration, signed by the candidate in question, expressing the wish of the candidate to be appointed.

Article 14: The Board of Directors shall elect a Chairman from among its members.

The Board of Directors shall elect a Senior Independent Director from among its independent members to provide a sounding board for the Chairman and to serve as an intermediary for the other directors if necessary.

Article 15: The Board of Directors shall convene on the notice of the Chairman of the Board of Directors or of any two Directors.

Meetings of the Board of Directors shall be chaired by the Chairman.

Should the Chairman not be available at a meeting, the ~~Deputy Chairman~~ Senior Independent Director, or, in his absence, the Managing Director (if there is one), or in his absence, the most senior Director in office present at the meeting, shall act in his stead.

~~Article 15: The Board of Directors shall convene on the notice of the Chairman of the Board of Directors, or the Managing Director (if there is one) or of any two Directors.~~

Meetings shall be held at the place, on the day and at the time set out in the convening notice.

The Board of Directors may only deliberate validly if the majority of its members shall take part in the proceedings by voting personally, by telephone or by video conference or by proxy given in writing, by telegram, fax or e-mail.

A proxy may only be given to another Director, but a Director may receive and vote any number of proxies.

Decisions of the Board of Directors shall be taken by a majority of the votes cast by the Directors present or represented at a meeting. No Director (including the Chairman) shall have a casting vote.

Meetings of the Board of Directors may be validly held at any time and in all circumstances by means of telephonic conference call, videoconference or any other means, which allow the identification of the relevant Director and which are continuously on-line. A Director attending in such manner shall be deemed present at the meeting.

Resolutions signed by all members of the Board will be as valid and effective as if passed at a meeting duly convened and held. Such signatures may appear on a single document or multiple copies of an identical resolution and may be evidenced by letters, cables, telexes or faxes.

Any Director may, simultaneously with his office of Director, be employed by the Company in any other capacity (except the office of Auditor) or remunerated for a duration and on conditions that the Board of Directors shall determine and shall receive in respect thereof a special remuneration (by way of salary, commission, share in the profits or otherwise) to be determined by the Board, subject to ratification by the general meeting of shareholders, and such special remuneration shall be added to any remuneration provided for by virtue of, or arising from any other provision of, these Articles of Incorporation or pursuant to resolutions of shareholders adopted in a general meeting.

No Director may be counted for the quorum present, nor cast a vote in respect of Board resolutions, that shall relate to his own appointment to an office or position being remunerated within the Company or which shall lay down or amend the conditions thereof.

Any Director who, when a contract or an agreement shall be submitted for approval of the Board of Directors, has a personal interest contrary to that of the Company, must inform the Board of Directors and require that this information be entered in the minutes of the meeting. This Director may not deliberate or vote in respect of such contract or agreement and he shall not be counted for purposes of whether a quorum is present. At the next meeting of shareholders and before any vote in respect of any other resolution, a report must be made on any contract or agreement in respect of which a Director shall have had an interest contrary to that of the Company. The provisions of this paragraph shall not apply where a Director owns less than five percent of the ~~Company~~ company or other entity whose contract or agreement with the Company is submitted for approval by the Board of Directors.

Article 16: The minutes of any meeting of the Board of Directors shall be signed by the Chairman and the Secretary of such meeting.

Copies of or extracts from such minutes or of resolutions signed by all members of the Board shall be signed by the Chairman of the Board of Directors or by the Managing Director (if there is one) or by two Directors.

Article 17: The Board of Directors has the widest powers to carry out any acts of management or of disposition that shall interest the Company. All that is not expressly reserved for the general meeting by law or by these Articles of Incorporation is intra vires the Board.

~~The Board may more particularly, and without the enumeration which follows being in any way exhaustive, make and enter into any contracts and acts necessary for the performance of any undertakings or business that shall interest the Company, decide upon any contributions, assignments, subscriptions, sleeping partnerships, associations, participation or financial interests relating to such business, receive any sums due and belonging to the Company, give a valid receipt therefore, make and authorise any withdrawals, transfers and disposition of funds, income debts receivable or securities belonging to the Company.~~

~~The Board may take on lease, acquire, dispose of and exchange any immovable property and movable property necessary for its operations, lend or borrow on short or long term, even by way of the issue of debentures, with or without guarantee, assume any surety undertakings, constitute and accept any mortgage guarantee and otherwise, with or without stipulation of a similar procedure, waive any preferential rights, mortgage rights, avoidance actions and real rights in general; waive, with or without payment, any preferential mortgages or entries, as well as in respect of any orders, registrations, distraints, attachments and other encumbrances whatsoever; discharge all official registrations, all of which with or without payment.~~

The Board shall represent the Company vis-a-vis third parties, authorities and governments and exercise any actions, both as plaintiff and as defendant, before any courts, obtain any judgments, decrees, decisions, awards and proceed therewith to execution, acquiesce, compound and compromise, in any event, in respect of any corporate interests.

Article 18: The Board of Directors may delegate all or part of its powers, including the power to represent the Company in its daily business, either to an executive committee, whether formed from among its own members or not, or to one or more Directors, managers or other agents, who need not be shareholders in the Company. The Board shall decide the powers and remuneration attached to any such delegation of authority.

The Board of Directors may set up different committees including without limitation a management committee, an audit committee, a corporate governance and ~~nomination~~ nominations committee and a ~~compensation~~ remuneration committee. Each such committee shall be composed as the Board of Directors determines provided that no Director who directly or indirectly (through his Associates or Affiliates or otherwise) owns more than ten percent of the Common Shares in the Company may be appointed as the chairman of the corporate governance and nominations committee. The Board of Directors may appoint Directors as well as persons who are not Directors to the committees. ~~The Board of Directors determines the purpose, powers and rules applicable to any such committee.~~ Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board of Directors and their composition and functioning, as well as the definition of “independent director” for the purposes hereof, shall at all times comply with the rules and codes of corporate governance of the stock exchange on which the Company is primarily listed.

Any Director designated as the Managing Director of the Company shall be given all necessary powers as are required for purposes of the daily business and affairs of the Company.

The Board may also confer any special powers upon one or more attorneys of its choice.

Article 19: Without prejudice to the performance of the duties delegated, any transaction which binds the Company must, to be valid, be signed by either the Chairman~~, the Managing Director (if there is one)~~ or by two Directors. These signatories shall not be required to prove to third parties that they hold the powers under which they are acting.

Article 20: No contract or other transaction between the Company and any other Corporation or entity shall be affected or invalidated by the fact that any one or more of the Directors or officers of the Company is interested in or is a Director or employee of such other Corporation or entity. Any Director or officer of the Company who serves as director, officer or employee of any corporation or entity with which the Company shall contract or otherwise engage in business shall not by reason of such affiliation with such other corporation or entity be prevented from considering and voting or acting upon any matters with respect to such contracts or other business.

All transactions, deeds and acts between the Company and any shareholder, or with any company which is directly or indirectly controlled by a shareholder, or which a shareholder has a direct or indirect interest in or a commercial relationship with, shall be carried out on an arm’s length basis.

Any transaction other than in the ordinary course of business between the Company or a member of its Group and a person or entity (i) which holds or controls, alone or in concert with others or otherwise as referred to in article 9 of the law of 11th January 2008 on transparency obligations (as such law may be amended or replaced), at least 5% of the voting rights in the Company, or who is represented at the Board by a Director, or (ii) in which a Director has a direct or indirect interest in excess of 20% of such entity’s shares, must be approved by a majority of the unaffected independent Directors. The affected Director(s) may not deliberate or vote in respect of such transaction and shall not be counted for purposes of whether a quorum is present. Without prejudice to the generality of the foregoing, any transaction where a Director has a personal interest contrary to that of the Company as referred to in Article 15, must be approved as provided in this paragraph.

Article 21: Subject to the exceptions and limitations listed below:

(i) Every person who is, or has been, a Director or officer of the Company shall be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceedings in which he becomes involved as a party or otherwise by virtue of his being or having been such Director or officer and against amounts paid or incurred by him in the settlement thereof.

(ii) The words “claim”, “action”, “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or otherwise, including appeals), actual or threatened and the words ‘liability’ and ‘expenses’ shall include without limitation attorney’s fees, costs, judgments, amounts paid in settlement and other liabilities.

No indemnification shall be provided to any Director or officer:

(i) Against any liability to the Company or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(ii) With respect to any matter as to which he shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company; or

(iii) In the event of a settlement, unless the settlement has been approved by a Court of competent jurisdiction or by the Board of Directors of the Company.

The right of indemnification herein provided shall be severable, shall not affect any other rights to which any Director or officer of the Company may now or hereafter be entitled, shall continue as to a person who has ceased to be such Director or officer of the Company and shall inure to the benefit of the heirs, executors and administrators of such person. Nothing contained herein shall affect any rights to indemnification to which corporate personnel, including Directors and officers, may be entitled by contract or otherwise under law.

Expenses in connection with the preparation and representation of a defense of any claim, action, suit or proceeding of the character described in this Article 21 may be advanced by the Company prior to final disposition ~~there of~~ thereof upon receipt of any undertaking by or on behalf of the officer or Director, to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Article 21.

Article 22: The general meeting may allot to the directors fixed or proportional emoluments and fees which shall be recorded in the books under the heading of general expenses.

CHAPTER 4. GENERAL MEETING

Article 23: The general meeting properly constituted represents the whole body of shareholders. Its decisions are binding on shareholders who are absent, opposed or abstaining from voting.

The general meeting has the broadest powers to do or ratify all acts which concern the Company.

Article 24: The annual general meeting shall ipso facto convene in the municipality of the registered office on the fourth Friday in May 2011 and, thereafter in June of each year, at 3 p.m. Should this be a holiday, the meeting will take place on the first following working day ~~following~~, at the same time.

The annual general meeting will hear the statement of the Board of Directors and the Auditors, vote on the adoption of such report and the accounts and on the distribution of profits, proceed to make all nominations required by the Articles of Incorporation, act on the discharge of the Directors and the Auditors, and take such further action on other matters that may properly come before such meeting.

Any other general meetings shall be held either at the registered office or at any other place stated in the convening notice made by the Board of Directors.

Article 25: The Board of Directors shall be responsible for calling both ordinary and extraordinary general meetings.

The Board shall be obligated to call a general meeting, to be held within thirty (30) days after receipt of such request, whenever a group of shareholders representing at least one-tenth of the issued and outstanding shares entitled to vote thereat requests such a meeting in writing indicating the agenda thereof. General meetings may also be called by the Chairman or any two Directors, ~~without prejudice to rights which may be granted by law to shareholders to propose additional items to the agenda of the meeting or to propose draft resolutions.~~

Article 26: General meetings shall be chaired by the Chairman or, in his absence, by a Director or other person appointed by the Board.

The agenda of general meetings shall be prepared by the Board. The agenda must be set forth in the convening notice for the meeting and no point not appearing on the agenda may be considered, including the dismissal and appointment of Directors, without prejudice to rights which may be granted by law to shareholders to propose additional items to the agenda of the meeting or to propose draft resolutions.

The participants in the meeting may, if they deem fit, choose from their own number, two scrutineers. The other members of the Board of Directors present will complete the bureau of the meeting. A record will be taken of those shareholders present and represented, which will be certified as correct by the bureau.

Annual general meetings or extraordinary general meetings shall only be validly constituted and may only validly deliberate by complying with applicable legal provisions.

Notices for general meetings shall be given by advertisement in such media as selected by the Board of Directors and:

a) by e-mail to shareholders who have indicated in the Register an e-mail address, sent not later than twenty one (21) days before the date set for the meeting. Notices hereunder shall be deemed given when the e-mail was sent by the relevant Registrar or Agent; or

b) by mail, postage prepaid, to all holders of Common Shares, sent to the address recorded in the Register(s), and posted not later than twenty one (21) days before the date set for the meeting. Notices hereunder shall be deemed to be given when deposited in the mail as aforesaid.

Notices for a second meeting for lack of quorum at a first meeting and the related record date will be as determined by law.

General meetings, both ordinary and extraordinary, may convene and their discussions shall be valid, even if no previous notice of meeting has been given, on any occasion when all the shareholders entitled to vote thereat shall be present or represented and agree to discuss the matters shown in the agenda.

A shareholder may be represented at a general meeting by a proxy who need not be a shareholder and the proxy holder may represent an unlimited number of shareholders. Written proxies for any general meeting of shareholders shall be deposited with the Company at its registered office or with any Director at least ~~five~~ two (~~5~~2) days before the date set for the meeting, unless the Company determines a shorter period. Proxies so deposited will remain valid and will be used at any postponed meeting for lack of quorum or pursuant to a resolution of the Board of Directors unless specifically revoked before the date of such postponed meeting.

The Board of Directors may also organise the possibility to vote by correspondence and supply adequate forms.

During meetings, each member of the meeting shall have as many votes as the number of Common Shares that he represents, both in his name and as proxy. A shareholder may be accompanied at any meeting by an expert or advisor of his choice.

Article 27: The Board of Directors may fix in advance a date, not exceeding such period as may be provided by law preceding the date of any meeting of shareholders or the date for the payment of any dividend or the date for the allotment of rights or the date when any change or conversion or exchange of shares shall go into effect, or may fix a date in connection with obtaining any consent of shareholders, as a record date for the determination of the shareholders entitled to notice of any such meeting, or to receive payment of any such dividend, or to receive any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of shares or to give such consent notwithstanding any transfer of any Common Shares on the register of the Company after any such closing or record date.

Notwithstanding the provisions of the foregoing paragraph of this Article 27, the fixing of a record date shall be in conformity with the law and the requirements of any exchange(s) on which the Common Shares of the Company may be listed.

Any shareholder who is not a natural person may give a power of attorney to an authorised agent duly authorised for this purpose.

The Board of Directors may organise participation of the Shareholders in general meeting by electronic means.

CHAPTER 5. TRADING YEAR, ANNUAL REPORT, AUDIT, DISTRIBUTION OF PROFITS AND THE RESERVES

Article 28: The financial year starting on 1st December 2010 will end on 31st December 2011. Thereafter, the Company’s financial year shall begin on the first day of ~~December~~ January and end on the ~~30th~~ 31st day of ~~November~~ December in each year.

Article 29: ~~Each year, for the~~ For each financial year ~~ended on the 30th day of November~~, the Board of Directors shall prepare a balance sheet of assets and liabilities and a profit and loss account and to the extent required by law consolidated financial statements. The necessary amortisations must be made.

The Board of Directors report shall be annexed to such balance sheet and to the extent required by law to such consolidated and unconsolidated balance sheets and consolidated and unconsolidated profit and loss accounts and these reports and documents shall contain the details required by law.

Such financial statement shall be audited by the independent ~~Auditors~~ auditors nominated by the shareholders in general meeting.

A copy of all such documents together with the independent auditors report shall be forwarded, at least twenty one (21) days before the date fixed for the general meeting to which they are to be submitted, to all shareholders.

Article 30: The favourable surplus on the unconsolidated balance sheet, after deduction of general and operational expenses, corporate charges and necessary amortisation, shall be the profit of the Company.

The net profit thus arrived at, shall be subject to a deduction of five (5) percent, to be allocated to a legal reserve fund; this deduction will cease to be obligatory when the reserve fund reaches one-tenth of the issued stated share capital. Any paid-in surplus may be allocated to the legal reserve or may be applied towards the payment of dividends on Common Shares or to offset capital losses (whether realised or unrealised) or to capitalise the par value of any free Common Shares.

The allocation of the balance of the profit shall be determined annually by the ordinary general meeting on the basis of recommendations made by the Board of Directors.

This allocation may include the distribution of dividends, of bonus shares or of subscription rights, the creation or maintenance of reserve funds, contingency provisions, and also carrying the balance forward to the account for the next financial year.

Dividends which may be allocated on Common Shares shall be paid at the places and on the dates decided by the Board of Directors.

The General Meeting may authorise the Board of Directors to pay dividends in any other currency from that in which the balance sheet is drawn up and make to a final decision on the exchange rate of the dividend into the currency in which payment will actually be made.

The Board of Directors may also under the conditions laid down by law pay interim dividends in cash or in kind (including by way of free shares).

Article 31: The general meeting shall hear the reports of the Board of Directors and the independent ~~Auditors~~ auditors and shall discuss and approve the consolidated and unconsolidated balance sheets.

After the consolidated and unconsolidated balance sheets have been approved, the general meeting shall take a special vote on the discharge of the Directors. This discharge is only valid if the consolidated and unconsolidated balance sheets contain no omission or false declaration which conceals or misrepresents the true situation of the Company, and as to acts made ultra vires the Articles of Incorporation or the law, only if such acts have been specifically pointed out in the convening notice.

CHAPTER 6. DISSOLUTION, WINDING UP

Article 32: At any time an extraordinary general meeting may, on the recommendation of the Board of Directors, resolve upon the liquidation and winding up of the Company. In such an event, the extraordinary general meeting shall decide upon the method of liquidation and nominate one or more liquidators whose task shall be to realise all movable and immovable assets of the Company and to extinguish all liabilities. It shall, after the discharge and satisfaction of all liabilities, set aside from the net assets resulting from liquidation the sum needed to reimburse the amount of the Common Shares paid up and unredeemed. Once all debts, charges and liquidation expenses have been met, any balance resulting shall be paid to the holders of Common Shares.

CHAPTER 7. RESTRICTION ON CERTAIN SHAREHOLDINGS

Article 33:

This Article 33 will be applicable only up to (and including) the Relevant Date. This Chapter 7 and Article 33 will be deemed deleted from the Articles as from such date.

(a) In recognition of the fact that certain shareholdings may threaten the Company with Imminent and Grave Damage (as defined hereinafter), including but not limited to that arising from adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions, the following restrictions shall apply to all persons who become Shareholders:

•	no U.S. Person (as defined hereinafter) shall own, directly or indirectly, more than 9.9% of the Common Shares; and

•	all Shareholders of any single country may not own, directly or indirectly, more than 49.9% of the Common Shares, in the aggregate.

(b) For the purposes of implementing and enforcing the terms hereof the Board of Directors may, and may instruct any Director, officer or employee of the Company, to do any one or more of the following to the extent deemed appropriate:

(i) decline to issue any Common Shares and decline to register any transfer of Common Shares where it appears to it that such registration or transfer would or might result in beneficial ownership of such Common Shares by a Person who is precluded from holding Common Shares or acquiring additional Common Shares in the Company;

(ii) at anytime require any Person whose name is entered in, or any Person seeking to register the transfer of Common Shares on, the Register(s) to furnish it with any information, supported by affidavit, which it may consider necessary for the purpose of determining whether or not beneficial ownership of such shareholder’s shares rests or will rest in a Person who is precluded from holding Common Shares or a proportion of the capital of the Company;

(iii) where it appears to the Board that any person who is precluded in whole or in part from holding Common Shares in the Company, either alone or in conjunction with any other Person, is a beneficial owner of Common Shares in excess of the amount such Person is permitted to hold, compulsorily purchase from any such shareholder or shareholders any or all Common Shares held by such shareholder as the Board may deem necessary or advisable in order to satisfy the terms of these Articles of Incorporation; and

(iv) decline to accept the vote of any Person who is precluded from holding Common Shares in the Company at any meeting of shareholders of the Company in respect of the Common Shares which he is precluded from holding.

(c) Any purchase pursuant to subsection (b) above shall be effected in the following manner:

(i) The Company shall serve a notice (hereinafter called a ‘Purchase Notice’) upon the shareholder or shareholders appearing in the Register(s) as the owner of the Common Shares to be purchased, specifying the Common Shares to be purchased as aforesaid, the price to be paid for such Common Shares, and the place at which the purchase price in respect for such Common Shares is payable. Any such notice may be served upon such shareholder or shareholders by posting the same in a prepaid registered envelope addressed to each such shareholder at is latest address known to the Company or appearing in the Register(s). The said shareholders shall thereupon forthwith be obliged to deliver to the Company the confirmation of entry or other evidence of ownership in respect of the Common Shares specified in the Purchase Notice. Immediately after the close of business on the date specified in the Purchase Notice, each such shareholder shall cease to be the owner of the Common Shares specified in such notice and his name shall be removed from the Register(s).

(ii) The price at which the shares specified in any Purchase Notice shall be purchased (herein called the “purchase price”) shall be an amount equal to the lesser of (A) the aggregate amount paid for the shares (if acquired within the preceding twelve months from the date of any such Purchase Notice) or (B) in case the Common Shares shall be listed on any exchange or otherwise quoted in any market (including, but not limited to, the National Association of Securities Dealers Automated Quotation System in the United States), the last price quoted for the Common Shares on the business day immediately preceding the day on which the notice is served, or if the shares shall not be so listed or quoted, the book value per Common Share determined by the independent Auditors of the Company for the time being on the date as of which a balance sheet was most recently prepared prior to the day of service of the Purchase Notice; provided, however, that the Board may cause the amount calculated under clause (B) hereof to be paid in situations where clause (A) would otherwise apply and would result in a lower purchase price if the Board determines that inequities would otherwise result after taking into account the following as to any such shareholder so affected: (1) length of time the affected Common Shares were held; (2) the number of Common Shares so affected; (3) whether such shareholdings would have resulted in Imminent and Grave Damage to the Company and the circumstances relating thereto; and (4) any other situations or circumstances which the Board may legally consider in making such a determination, subject to the condition that, if the regulations governing the listing of the shares on any exchange or market restrict the price or other terms on which such shares may be repurchased, the price calculated pursuant to this Article 33(c)(ii) shall only apply to the extent that such price conforms with such regulations and if the price calculated pursuant to this clause does not so conform the price paid for the shares shall be the highest price that can be paid for such shares which is consistent with such regulations.

(iii) Payment of the purchase price will be made to the owner of such Common Shares in U.S. Dollars except during periods of U.S. Dollar exchange restrictions (in which case the currency of payment shall be at the Board’s discretion) and will be deposited by the Company with a bank in Luxembourg, the United States or elsewhere (as specified in the Purchase Notice) for payment to such owner upon surrender of the share certificate or certificates (if any) or the confirmation of entry or other evidence of ownership representing the Common Shares specified in such notice. Upon deposit of such price as aforesaid, no Person interested in the Common Shares specified in such Purchase Notice shall have any further interest in such shares or any of them, or any claim against the Company or its assets in respect thereof, except the right of the shareholder appearing as the owner thereof to receive the price so deposited (without interest) from such bank upon effective surrender of the documents as aforesaid.

(d) For the purposes of this Article 33, any Person holding Common Shares in its name solely as depositary or nominee in the ordinary course of its business and without any beneficial interest therein shall not be deemed to be a holder of such Common Shares, provided such depositary shall disclose the name and particulars of the beneficial owner of such Common Shares immediately upon request by the Company.

CHAPTER 8. DEFINITIONS

Article 34: For the purpose of these Articles of Incorporation:

(a) An “Affiliate” of, or a Person “affiliated” with, a specified Person, is a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

(b) The term “Associate” used to indicate a relationship with any Person, means (i) any corporation or organisation (other than the Company or a subsidiary of the Company) of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of ten (10) percent or more of any class of equity securities, (ii) any trust or other estate in which such Person serves as, trustee or in a similar fiduciary capacity, and (3) any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person or who is a director or officer of the Company or any of its parents or subsidiaries.

(c) “Imminent and Grave Damage” shall have the meaning given thereto under the Luxembourg Company Law of August 10, 1915, as amended.

(d) “Person” means any individual, firm, corporation or other entity, and shall include any Affiliate or Associate of such Person and any Group comprised of any Person and any other Person with whom such Person or any Affiliate or Associate of such Person has any agreement, arrangement or understanding, directly or indirectly, for the purpose, of acquiring, holding, voting or disposing of Shares.

(e) “Subsidiary” means any corporation with respect to which the Company beneficially owns securities that represent a majority of the votes that all holders of securities of such corporation can cast with respect to elections of directors.

(f) “U.S. Person” means (a) an individual who is a citizen or resident of the United States; (b) a corporation, partnership, association or other entity organised or created under the laws of the United States or any state or subdivision thereof; (c) an estate or trust subject to United States federal income tax without regard to the source of its income; (d) any corporation or partnership organised or created under the laws of any jurisdiction outside of the United States if any of its shareholders or partners are, directly or indirectly, U.S. Persons as defined under clauses (a) through (c) above; (e) any trust or estate, the income of which from sources without the United States which is not effectively connected with the conduct of a trade or business within the United States is not inclusive in gross income for United States Federal income tax purposes, with respect to which there is a beneficiary which is a U.S. Person as defined under clauses (a) through (c) above; or (f) any corporation organised or created under the laws of any jurisdiction outside the United States, any of the outstanding capital stock of which is subject to an option to acquire such stock held directly by a U.S. Person as defined in clauses (a) through (c) above, and “United States” and “U.S” means the United States of America, its territories, possessions and areas subject to its jurisdiction.

(g) References to “dollars”, “U.S. dollars” or to “cents” shall mean the currency of the United States of America.

(h) References to “free” shares shall be to Common Shares issued pursuant to the terms hereof without cash consideration, e.g., in the case of share dividends.

Sub-paragraphs (c) and (f) will be applicable only up to (and including) the Relevant Date and will be deemed deleted as from that date and the other sub-paragraphs will be deemed renumbered accordingly.

CHAPTER 9. MISCELLANEOUS

Article 35: In any case not governed by these Articles of Incorporation, ordinary and extraordinary general meetings of the shareholders of the Company shall be governed by Luxembourg law in particular the Company Law of August 10, 1915, as amended and the Luxembourg law introducing the Directive 2007/36/EC of the European Parliament and of the Council of 11 July 2007 on the exercise of certain shareholders in listed companies (the “Directive”).

In the event that any one or more provisions contained in these Articles of Incorporation shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of these Articles, and the Articles shall be construed as if such invalid, illegal or unenforceable provision were not contained herein.

~~Article 36: In order not to unduly limit the rights and prerogatives of the Company resulting from the introduction of the Directive and amendments and improvements resulting from a restatement of the company law, (the “amendments”) each time the Directive as enforced and the Restated Company law contain provisions which are not contemplated by these Articles of Incorporation, the Board of Directors has authority to provide such rules and procedures for the implementation of the rights and prerogatives resulting therefrom, even if such provisions are at variance to these Articles of Incorporation, as long as they (i) are not formally prohibited by the Articles of Incorporation or (ii) do not require formal amendments to the Articles or (iii) do not rule differently the authority to apply such amendments.~~

CHAPTER 10. TRANSITIONAL PROVISIONS IN RESPECT OF CLASS A SHARES

Article 37: Class A Shares are non-voting shares and, except as set forth below in this Article 37, shall be entitled to only those rights as are granted by applicable law.

The holders of any issued Class A Shares shall be entitled to any notice of general meeting in accordance with the provisions of Article 26, paragraph two hereof.

In the event of issuance of Class A Shares, at the time of payment of any dividends, the priorities of payment of dividends set forth in Article 30, paragraph four hereof, shall be modified to read, and shall be construed, as follows:

•	ten percent (10%) of the par value thereof (i.e. U.S. $2.00 per share) to Class A Shares as a preferred dividend;

•	U.S.$0.20 per share to Common Shares; and

•	thereafter, Common Shares and Class A Shares shall participate equally in all further amounts.

In the event of issuance of Class A Shares, at the time of a liquidation of the Company, the priorities set forth in Article 32 shall be modified to read, and shall be construed, as:

•	Class A Shares to the extent, if any, of accrued, unpaid and preferred dividends on such shares, and thereafter ratably to the full aggregate issuance price thereof;

•	Common Shares ratably to the extent of the par value thereof (i.e. U.S.$2.00 per share);

•	Common Shares ratably to the full aggregate issue price thereof; and

•	thereafter, Common Shares and Class A Shares shall participate equally in all remaining assets.

This Article 37 and all of the rights granted to the Class A Shares hereunder shall expire, without any further action of the Company, on December 31, ~~2010.~~ 2010 whereupon this Chapter and Article will be deemed deleted from these Articles.

Transitory provision

Wherever these Articles provide that a provision, a Chapter or an Article will be deemed deleted from the Articles as from a specific date, the Board of Directors has been authorised by the shareholders’ meeting held on November 9, 2010 to cause the removal of that provision or Chapter or Article from the Articles and where relevant to cause the renumbering of Chapters, Articles or sub-paragraphs (and of references thereto) and appear before a notary in Luxembourg for that purpose.

These articles of incorporation are worded in English followed by a French translation and in case of any divergence between the English and the French text, the English text shall prevail.

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